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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 10, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Aventine Renewable Energy Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2869 (Primary Standard Industrial Classification Code Number)	05-0569368 (I.R.S. Employer Identification Number)

Thomas L. Manuel
Chief Executive Officer
Aventine Renewable Energy Holdings, Inc.
120 North Parkway Drive	120 North Parkway Drive
Pekin, IL 61554	Pekin, IL 61554
(309) 347-9200	(309) 347-9200
(Address, including zip code, and telephone number including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ackneil M. Muldrow, III Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, NY 10036 (212) 872-1000 (212) 872-1002 (fax)	Patrick J. Hurley Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, Suite 4400 Houston, TX 77002 (713) 220-5800 (713) 236-0822 (fax)

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

13% Senior Secured Notes due 2015	$155,000,000	100%	$155,000,000	$11,051.50

Guarantees of Senior Secured Notes due 2015(2)	—	—	—	—(3)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933.

(2)
The notes will be unconditionally guaranteed by all of Registrant's current and future restricted subsidiaries on a senior secured basis.

(3)
No separate consideration will be received for the Guarantees and, therefore, no additional registration fee is required.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Name	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Primary Standard Industrial Classification Code
Aventine Renewable Energy, Inc.	Delaware	75-3108352	2869
Aventine Renewable Energy—Aurora West, LLC	Delaware	20-5359285	2869
Aventine Renewable Energy—Mt. Vernon, LLC	Delaware	20-5838144	2869
Aventine Power, LLC	Delaware	20-5359343	2869
Nebraska Energy, L.L.C.	Kansas	47-0771872	4911

The name, address of the principal executive office, including zip code, and telephone number, including area code, of the agent for service of each additional registrant guarantor is c/o Aventine Renewable Energy Holdings, Inc.; 120 North Parkway Drive, Pekin, Illinois, 61554; Attn: Secretary. The telephone number there is (309) 347-9200.

Information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not exchange these securities until the registration statement is effective. This prospectus is not an offer to sell or a solicitation of an offer to buy the securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 2010

PROSPECTUS

$155,000,000

Aventine Renewable Energy Holdings, Inc.

13% Senior Secured Notes due 2015

         This prospectus relates to our proposed exchange offer. We are offering to exchange up to $155.0 million aggregate principal amount of new and freely transferable 13% Senior Secured Notes due 2015, which we refer to as the registered notes, for any and all outstanding 13% Senior Secured Notes due 2015 (i) $105.0 million aggregate principal amount of which were issued in a private offering completed on March 15, 2010 and (ii) $50.0 million aggregate principal amount of which were issued in a private offering completed on August 19, 2010, which we refer to together as the unregistered notes and which are subject to transfer restrictions. In this prospectus we sometimes refer to the unregistered notes and the registered notes collectively as the notes.

         The terms of the registered notes are identical to the terms of the unregistered notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the unregistered notes. The registered notes will be issued under the same indenture as the unregistered notes. The notes will mature on March 15, 2015. The notes accrue interest at a rate of 15% per annum if we elect to make paid-in-kind, or PIK, interest payments (whether or not the payment is timely made) or 13% per annum otherwise. We may elect, prior to each interest payment date, whether to make each interest payment on the notes 8/15ths in cash and 7/15ths in PIK interest. Any interest payment not duly made on the interest payment date therefor shall be payable solely in cash. We pay interest on the notes quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. Interest on overdue principal and, to the extent lawful, overdue interest, will bear interest at 15% per annum. We have the option to redeem all or a portion of the notes at any time at the redemption prices set forth in the indenture governing the notes. The notes are unconditionally guaranteed on a senior secured basis by each of our subsidiaries. The notes and the guarantees will rank equally in right of payment with all of our and the guarantors' existing and future senior indebtedness, including indebtedness incurred under our revolving credit facility and rank senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness. The notes and the guarantees will effectively be subordinated to indebtedness incurred under our revolving credit facility and our other existing and future indebtedness secured by permitted liens on the collateral securing the notes to the extent of the value of such collateral. The notes and the guarantees will be secured, subject to specified permitted liens, by a first priority lien on substantially all of our and the guarantors' fixed assets and certain related assets, including, without limitation, all real property and equipment. The first priority lien will not extend to assets securing our revolving credit facility. The notes and the guarantees will be secured, subject to specified permitted liens, by a second priority lien on our and the guarantors' other assets including, without limitation, accounts receivable, inventory, capital stock of certain of our and their respective direct subsidiaries, certain intellectual property, deposit accounts and investment property securing on a first priority basis the obligations under our revolving credit facility. Consequently, the notes and the guarantees will be effectively junior in right of payment to our other existing and future senior indebtedness secured on a first priority basis by collateral securing our revolving credit facility to the extent of the value of such collateral and effectively senior in right of payment to our revolving credit facility to the extent of the value of the assets (other than the collateral securing our revolving credit facility) securing the notes. Holders of unregistered notes do not have any appraisal or dissenters' rights in connection with the exchange offer. The exchange of unregistered notes for registered notes will not be a taxable event for United States federal income tax purposes.

         We will exchange any and all unregistered notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on                        , 2010, unless extended.

         We will not receive any cash proceeds from the exchange offer. You will be required to make the representations described on page 37. We have not applied, and do not intend to apply, for listing the notes on any national securities exchange or automated quotation system.

         Unregistered notes not exchanged in the exchange offer will remain outstanding and will be entitled to the benefits of the indenture but, except under certain circumstances, will have no further exchange or registration rights under the registration rights agreements discussed in this prospectus.

         Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for unregistered notes where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for such period of time as may be required under the Securities Act to permit resales of registered notes, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         See "Risk Factors" beginning on page 18 of this prospectus for a discussion of risks that you should consider before participating in this exchange offer.

The date of this prospectus is                        ,

NOTICE TO NEW HAMPSHIRE RESIDENTS

        Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-4 under the Securities Act that we filed with the Securities and Exchange Commission, or the SEC. In making your decision whether to participate in the exchange offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

        Moreover, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You may refer to the registration statement and the exhibits thereto for more information. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

INDUSTRY AND MARKET INFORMATION AND FORECASTS

        We obtained the industry, market and competitive position data and forecasts used throughout this prospectus from our own research, internal surveys and surveys or studies conducted by third parties, independent industry or general publications and other publicly available information. In particular, we have based much of our discussion of the ethanol industry, including government regulation relevant to the industry and forecasted growth in demand, on information published by the Renewable Fuels Association ("RFA"), the national trade association for the United States ("U.S.") ethanol industry. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, because the RFA is a trade organization for the ethanol industry, it may present information in a manner that is more favorable to the ethanol industry than would be presented by an independent source. While we believe that each of these studies and publications is reliable, we have not independently verified such data. Forecasts are particularly likely to be inaccurate, especially over long periods of time. For example, in 1983, the U.S. Department of Energy forecast that oil would cost $75 per barrel in 1995. In 1995, however, the price of oil was actually $17 per barrel. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

AVAILABLE INFORMATION

        We have filed with the Securities and Exchange Commission (the "SEC"), under the Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form S-4 with respect to the registered notes offered by this prospectus. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the registered notes offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which, together with all other reports, proxy statements and other information we file with the SEC, may be inspected without charge at the public reference facilities at the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of all or any portion of the registration statement and such other reports, proxy statements and other information may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

        To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than                ,         . In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See "The Exchange Offer" for more detailed information.

        Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available on our website, at no charge, at www.aventinerei.com, as soon as reasonably practicable after electronic filing or furnishing such information to the SEC. Information on our website, and in any other reports, proxy statements or other filed information not part of this prospectus, should not be considered to be part of this prospectus.

FINANCIAL INFORMATION

        As a result of the consummation of our plan of reorganization, on February 28, 2010, we adopted fresh-start accounting in accordance with Accounting Standards Codification Section 852, Reorganizations ("ASC 852"). Accordingly, the financial information on or prior to February 28, 2010 is not comparable with the financial information for periods after February 28, 2010.

FORWARD LOOKING STATEMENTS

        All statements, other than statements of historical facts, included in this prospectus, are forward looking statements. In particular, statements that we make under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" relating to our overall volume trends, industry trends and forces, margin trends, anticipated capital expenditures, acquisitions, plant openings and our strategies are forward looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "would," "could" and similar expressions are intended to identify forward looking statements.

        These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward looking statements. We disclaim any duty to update any forward looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward looking statements include the risk factors discussed under the heading "Risk Factors" and the following:

  •
  our ability to obtain and maintain normal terms with vendors and service providers;

  •
  our estimates of allowed general unsecured claims, unliquidated and contingent claims and estimations of future distributions of securities and allocations of securities among various categories of claim holders;

  •
  our ability to maintain contracts that are critical to our operations;

  •
  our ability to attract and retain customers;

  •
  our ability to fund and execute our business plan and any acquisitions, ethanol plant expansion or construction projects;

  •
  our ability to receive or renew permits to construct or commence operations of our proposed capacity additions in a timely manner, or at all;

  •
  laws, tariffs, trade or other controls or enforcement practices applicable to our operations;

  •
  changes in weather and general economic conditions;

  •
  overcapacity within the ethanol, biodiesel and petroleum refining industries;

  •
  availability and costs of products and raw materials, particularly corn, coal and natural gas and the subsequent impact on margins;

  •
  our ability to raise additional capital and secure additional financing, and our ability to service our debt or comply with our debt covenants;

  •
  our ability to attract, motivate and retain key employees;

  •
  liability resulting from actual or potential future litigation; and

  •
  plant shutdowns or disruptions.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It does not contain all the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the "Risk Factors" section and the consolidated financial statements and related notes appearing at the back of this prospectus.

        As used in this prospectus, unless the context otherwise requires or indicates, references to "Aventine," "Aventine Renewable Energy Holdings, Inc.," "Company,""Issuer," "we," "our," and "us," refer to Aventine Renewable Energy Holdings, Inc., and its subsidiaries.

 Business Overview

        We are a producer and marketer of corn-based fuel-grade ethanol in the U.S. We market and distribute ethanol to many of the leading energy and trading companies in the U.S. We produced 94.0 million gallons, 197.5 million gallons and 188.8 million gallons of ethanol in the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008, respectively. In addition to producing ethanol, our facilities also produce several by-products, such as distillers grain, corn gluten meal and feed, corn germ and brewers' yeast, which generate revenue and allow us to help offset a significant portion of our corn costs. Historically, we have also been a large marketer of ethanol, distributing ethanol purchased from other third party producers in addition to our own ethanol production. In the six months ended June 30, 2010 and years ended December 31, 2009 and 2008, we distributed 0.7 million gallons, 66.4 million gallons and 754.3 million gallons, respectively, of ethanol produced by others. The decrease in distributed gallons from third party producers is attributable to the termination of our marketing alliance and substantial reduction in our purchase/resale supply operations in late 2008 and the first quarter of 2009. Our revenue and operating income (loss) for the six months ended June 30, 2010 were $211.6 million and $(9.0) million, respectively, and for the years ended December 31, 2009 and 2008 were $594.6 million and $(19.5) million and $2.2 billion and $(34.9) million, respectively.

        We derive our revenue primarily from the sale of ethanol. For the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007 we generated approximately $164.7 million, $349.4 million, $417.6 million and $399.6 million of revenue, respectively, from the sale of ethanol produced at our facilities. We also derive revenue from the sale of co-products and bio-products which are produced as by-products during the production of ethanol at our plants. For the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007, we generated approximately $46.9 million, $98.0 million, $128.5 million and $99.3 million, respectively, of revenue from the sale of co-products and bio-products, allowing us to recapture approximately 36.6%, 34.1%, 35.9% and 36.7% of our corn costs, respectively, in such six month period and each of these years.

        We market and sell ethanol without regard to the source of origination. With our own (or equity) production combined with ethanol sourced from third parties (or non-equity production), we marketed and distributed 95.6 million, 277.5 million, 936.0 million and 690.2 million gallons of ethanol for the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007, respectively. Because of the challenges facing the ethanol industry in general and us in particular, we sharply decreased the number of gallons of ethanol we sold that were produced by third parties in 2009 by terminating our marketing alliance and significantly reducing our purchase/resale operations. We generated approximately $1.2 million of revenue from sales of gallons sourced from our marketing alliance and purchase and resale operations in the six months ended June 30, 2010, and $111.5 million, $1.7 billion and $1.1 billion, respectively, in the years ended December 31, 2009, 2008 and 2007.

        Equity Ethanol Production.    We own and operate one of the few coal-fired, corn wet mill plants in the U.S. in Pekin, Illinois, which we refer to as the "Illinois wet mill facility." In addition, we own and operate a natural gas-fired corn dry mill plant in Pekin, Illinois which we refer to as the "Illinois dry mill facility," and a natural gas-fired corn dry mill plant in Aurora, Nebraska, which we refer to as the "Nebraska facility." We refer to our Illinois dry mill and wet mill facilities collectively as our "Illinois facilities." Further, in August 2010, we acquired a 38 million gallon undenatured annualized capacity ethanol production facility in Canton, Illinois, which we refer to as the "Canton facility."

        Our Illinois dry mill facility was completed in early 2007. The addition of this facility increased our total annual production capacity by approximately 57 million gallons. For each of the years ended December 31, 2009, 2008 and 2007, our facilities had a combined total ethanol production capacity of approximately 200 million gallons annually with corn processing capacity of approximately 77 million bushels per year at capacity. Our plants ran at 98% of capacity for 2009 and at 94% of capacity for both 2008 and 2007, after adjusting for differences in denaturant blending levels.

        By-Products.    We generate additional revenue through the sale of by-products (both co-products and bio-products, which we sometimes refer to collectively as either by-products or co-products) that result from the ethanol production process. These by-products include brewers' yeast, corn gluten feed and meal, corn germ, condensed corn distillers with solubles ("CCDS"), carbon dioxide, dried distillers grain with solubles ("DDGS") and wet distillers grains with solubles ("WDGS").

        Purchase/Resale.    Historically, we have also purchased ethanol from unaffiliated third-party producers and marketers on both a spot basis and under contract. These transactions were driven by our ability to purchase ethanol and then, through our distribution network and customer relationships, resell the ethanol. For the years ended December 31, 2008 and 2007, we purchased for resale 249.0 million and 111.5 million gallons of ethanol, respectively, from unaffiliated producers and marketers. We began a program to rationalize our distribution network and reduce our sourcing of ethanol from third parties in late 2008. Our purchase/resale program was part of this rationalization process. Accordingly, we only purchased 0.7 million and 35.5 million gallons of ethanol for resale from unaffiliated producers and marketers during the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.

Industry Overview

        Ethanol is marketed across the U.S. as a gasoline blend component that serves as a clean air additive, an octane enhancer and a renewable fuel resource. It is blended with gasoline (i) as an oxygenate to help meet fuel emission standards, (ii) to improve gasoline performance by increasing octane levels and (iii) to extend fuel supplies. A small but growing amount of ethanol is also used as E85, a renewable fuels-driven blend comprised of up to 85% ethanol.

        Ethanol is generally sold through short-term contracts. Although ethanol has in the past generally been priced at either a negotiated fixed price or a price based upon the price of wholesale gasoline plus or minus a fixed amount, the majority of ethanol sold in the U.S. today is based upon a spot index price at the time of shipment. The price of ethanol has historically moved in relation to the price of wholesale gasoline and the value of the Volumetric Ethanol Excise Tax Credit ("VEETC"). However, the price of ethanol over the last three years has been largely driven by supply/demand fundamentals and the price of corn.

        According to recent industry reports, approximately 99.4% of domestic ethanol is produced from corn fermentation as of December 31, 2009 and is primarily produced in the Midwestern corn-growing states. The principal factor affecting the cost to produce ethanol is the price of corn.

        The U.S. fuel ethanol industry has experienced rapid growth, increasing from 1.4 billion gallons of production in 1998 to approximately 10.8 billion gallons produced in 2009, the latest year for which production information is available. The RFA reports that the U.S. fuel ethanol industry has 187 operating plants and approximately 13.0 billion gallons of annual production capacity (including idled capacity) as of January 2010.

 Competitive Strengths

        We believe that our competitive strengths include the following:

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  Strong Market Position.  We are a leading producer and marketer of ethanol in the U.S. based on both gallons of ethanol produced and sold. For the year ended December 31, 2009, we produced 197.5 million gallons, sold 66.4 million gallons of ethanol from non equity production, and reduced our ethanol inventory by 13.6 million gallons for a total sales volume of 277.5 million gallons.

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  Diversified Supply Base.  Our facilities are diversified across geography, fuel source and technology, allowing us to capitalize on multiple opportunities and limit our exposure to any one input. We also generate revenue from multiple sources—equity (or produced), non-equity (or marketed but not produced) and co-products (or from our production).

  •
  Supplier of Choice.  We maintain long-standing customer relationships with most of the major integrated oil refiners operating in North America (including Royal Dutch Shell and its affiliates, Conoco Phillips Company, Valero Marketing and Supply Company, and Chevron Corporation) due to our ability to distribute ethanol extensively.

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  Low Cost Producer.  We believe we are one of the lowest cost producers of ethanol in the U.S. Our Illinois wet mill facility generates 38% of its own electricity and its remaining energy needs are met by using lower cost coal, which provides us significant cost savings compared to ethanol facilities that use higher cost natural gas to generate power. In addition, our Illinois wet mill facility, through its wet mill production process, generates higher margin co-products and bio-products, which allowed us to recapture 42.7% of our total corn cost of such facility in the year ended December 31, 2009, which is a higher percentage than our competitors who employ the dry mill production process. At our Illinois dry-mill facility and our Nebraska facility which employs the dry mill process, we recaptured 26.7% and 24.5% of our total corn costs, respectively, in the year ended December 31, 2009.

  •
  Experienced and Proven Management Team.  Our management team has a combined 64 years of experience in the ethanol production industry. Our Chief Executive Officer, Thomas Manuel, was previously the President and Chief Executive Officer of ASAlliances Biofuels LLC and has 40 years experience in managing commodity-related businesses. John Castle, our Chief Financial Officer, was previously the Senior Vice President of Operations and Chief Financial Officer of White Energy, Inc. an ethanol production company.

Business and Growth Strategy

        We are pursuing the following business and growth strategies:

  •
  Add Production Capacity to Meet Expected Demand for Ethanol.  We have identified opportunities to increase our equity production capacity through the development of new production facilities and are continually exploring acquisition opportunities. We are currently building 110 million gallon undenatured annualized capacity ethanol production facilities at both Mt. Vernon, Indiana and Aurora, Nebraska, which we expect to complete in the fourth quarter of 2010, and in August 2010 we acquired the Canton facility, which we expect to become operational in the second quarter of 2011. After giving effect to the completion of these projects, our expected ethanol production capacity will be approximately 460 million gallons per year.

  •
  Capitalize on Current and Changing Regulation.  Through continued investment in increasing production capacity, we believe we are well positioned to take advantage of the current and changing regulatory environment in our industry. For example, the Energy Independence and Security Act of 2007 ("EISA") increased the mandated minimum use of renewable fuels to

    9 billion gallons in 2008 (up from a 5.4 billion gallon requirement, which was the previous mandated 2008 requirement under the Energy Policy Act of 2005). The mandated usage of renewable fuels increases to 36 billion gallons in 2022. The upper mandate for corn based ethanol is 15 billion gallons by 2015.

  •
  Entry into new and diversified markets.  We are continually negotiating additional sales agreements. We persistently strive to enhance and optimize our multiple modes of transportation and sources of production. In addition, as numerous countries in Europe, Asia and South America have increased the mandated use of renewable fuels, we believe that there are burgeoning export opportunities for our ethanol and by products.

  •
  Transform from Ethanol Seller to Risk Manager.  We apply risk mitigation and management techniques used for decades by well-established agricultural processing businesses such as ConAgra Foods, Cargill and Archer Daniels Midland. Combined with the termination of our marketing alliance and reduction in purchase/resale supply operations in late 2008 and the first quarter of 2009, we now focus primarily on the production of ethanol using established, proven logistics management techniques rather than ethanol sales.

Risks Associated with our Business

        Investing in our company entails a high degree of risk, including those described in the "Risk Factors" section beginning on page 18. You should carefully consider these risks before deciding to invest in our common stock.

Corporate Information

        We are a Delaware corporation organized in February 2003. We and our predecessors have been engaged in the production and marketing of ethanol since 1981. Our corporate offices are located at 120 North Parkway, Pekin, IL 61555-1800. Our website address is http://www.aventinerei.com and our telephone number is 309-347-9200. Information on our website is not incorporated into this prospectus and should not be relied upon in determining whether to make an investment in the common stock.

Recent Developments

        Notes Offering.    On August 19, 2010, we issued and sold $50.0 aggregate principal amount of our notes in a transaction exempt from the registration requirements under the Securities Act, resulting in gross proceeds to us of approximately $51.0 million.

        First Amendment to Secured Revolving Credit Facility.    On August 6, 2010, we and our subsidiaries, as borrowers, entered into the First Amendment to Revolving Credit and Security Agreement (the "First Amendment") with the financial institutions party thereto as lenders, and PNC Bank, National Association ("PNC"). The First Amendment amends the March 15, 2010 Revolving Credit and Security Agreement (the "Revolving Credit Agreement") with PNC which provides for a $20.0 million revolving credit facility (our "Revolving Facility"), by increasing the letter of credit sublimit under the Revolving Credit Agreement from $12.0 million to $17.0 million. The First Amendment also modifies the capital expenditure limitations applicable to us and our subsidiaries under the Revolving Credit Agreement and our daily inventory reporting requirements to permit PNC to agree not to require daily reporting by the borrowers of in-transit inventory.

        Acquisition of Canton, Illinois Facility.    On August 6, 2010, we and New CIE Energy Opco, LLC, d/b/a Riverland Biofuels ("Riverland"), entered into an Asset Purchase Agreement (the "Purchase Agreement") pursuant to which we acquired substantially all of the assets, and assumed specified liabilities, of Riverland for a purchase price of $16.5 million. The assets comprise the Canton facility, and include real property at the plant site as well as surrounding parcels.

        Debt Commitment Letter.    On August 2, 2010, we entered into a commitment letter (the "Debt Commitment Letter") with Citigroup Global Markets, Inc. ("Citi"), under which Citi has agreed, at a subsequent time, to use its best efforts to arrange a syndicate of lenders that will provide us with a term loan of $175.0 million (the "New Term Loan Facility"), and to act as lead arranger, bookrunner, administrative agent and collateral agent for the New Term Loan Facility, on the terms and subject to the conditions set forth in the Debt Commitment Letter. Consummation of the debt financing is subject to various conditions set forth in the Debt Commitment Letter, including the absence of certain "material adverse effects" with respect to us and our subsidiaries, taken as a whole. We are under no obligation to enter into any such debt financing and cannot assure you that we will enter into any such financing transaction on terms acceptable to us, if at all.

THE EXCHANGE OFFER

        You are entitled to exchange in the exchange offer your outstanding unregistered notes for registered notes with substantially identical terms. The summary below describes the principal terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should read the discussion under the heading "Description of Notes" for further information regarding the registered notes.

The Exchange Offer	We are offering to exchange up to $155.0 million aggregate principal amount of our registered 13% Senior Secured Notes due 2015, for a like principal amount of our unregistered 13% Senior Secured Notes due 2015, which (i) with respect to $105.0 million aggregate principal amount, were issued on March 15, 2010 and (ii) with respect to $50.0 million aggregate principal amount, were issued on August 19, 2010.
Registration Rights

On each of March 15, 2010 and August 19, 2010, we and the standby purchasers of the unregistered notes entered into registration rights agreements in which we agreed that the holders of unregistered notes, would be entitled to exchange the unregistered notes for exchange notes registered under the Securities Act, which we refer to as the registration rights agreements. Under each registration rights agreement, we agreed to use our commercially reasonable best efforts to:

•       file a registration statement within 180 days of the issue date of the unregistered notes that were the subject of such registration rights agreement, enabling holders of unregistered notes to exchange the unregistered notes for registered notes with substantially identical terms;

•       cause the registration statement to become effective within 365 days of the issue date of the unregistered notes that were the subject of such registration rights agreement, and to consummate the exchange offer within 50 days after the initial effectiveness of the registration statement; and

•       file and to use commercially reasonable best efforts to cause to become effective a shelf registration statement for the resale of the notes if we cannot effect an exchange offer within the time periods listed above and in other circumstances.

We may be required to pay additional interest on the unregistered notes in the amount of 2% if we do not comply with our obligations under the registration rights agreements.

Resales

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the registered notes issued pursuant to the exchange offer in exchange for unregistered notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

• are acquiring the registered notes in the ordinary course of business;

•       have not engaged in, do not intend to engage in and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the registered notes; and

In addition, each participating broker-dealer that receives registered notes for its own account pursuant to the exchange offer in exchange for unregistered notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see "Plan of Distribution."

Any holder of unregistered notes, including any broker-dealer, who
• is our affiliate,
• does not acquire the registered notes in the ordinary course of its business, or
• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of registered notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the registered notes.

Expiration Time

The exchange offer will expire at 5:00 p.m., New York City time, on                    , 2010, unless we extend the exchange offer in our sole discretion, in which case the term "expiration time" means the latest date and time to which the exchange offer is extended. However, we will not extend the exchange offer for more than 50 days after the date of this prospectus. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see "The Exchange Offer—Certain Conditions to the Exchange Offer."

Procedures for Tendering Unregistered Notes

If you wish to exchange your unregistered notes in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the unregistered notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold unregistered notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:
• any registered notes that you receive will be acquired in the ordinary course of your business;
• you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the registered notes;

•       you are not our "affiliate" as defined in Rule 405 of the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

•       if you are a broker-dealer that will receive registered notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of the registered notes.

Withdrawal of Tenders

A tender of unregistered notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration date. Any unregistered notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of this exchange offer.

Guaranteed Delivery Procedures

If you wish to tender your unregistered notes and your unregistered notes are not immediately available or you cannot deliver your unregistered notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date, you must tender your unregistered notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer—Guaranteed Delivery."

Delivery of the Registered Notes	The registered notes issued pursuant to this exchange offer will be delivered to holders who tender unregistered notes promptly following the expiration time.
Effect on Holders of Unregistered Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered unregistered notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in each of the registration rights agreements and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreements. If you are a holder of unregistered notes and do not tender your unregistered notes in the exchange offer, you will continue to hold such unregistered notes and you will be entitled to all the rights and limitations applicable to the unregistered notes in the indenture, except for any rights under the registration rights agreements that by their terms terminate upon the consummation of the exchange offer.

Consequences of Failure to Exchange

All untendered unregistered notes will continue to be subject to the restrictions on transfer provided for in the unregistered notes and in the indenture. In general, the unregistered notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, we do not anticipate that we will register the unregistered notes under the Securities Act.

Material United States Federal Income Tax Consequences

The exchange of unregistered notes for registered notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. For more information, see "Material U.S. Federal Income Tax Consequences."

Use of Proceeds	We will not receive any cash proceeds from the issuance of the registered notes.
Exchange Agent	Wilmington Trust FSB is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned "The Exchange Offer—Exchange Agent."

THE REGISTERED NOTES

        The summary below describes the principal terms of the registered notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this prospectus contains a more detailed description of the terms and conditions of the registered notes.

Issuer	Aventine Renewable Energy Holdings, Inc.
Registered Notes	$155.0 million aggregate principal amount of 13% senior secured notes.
Maturity Date	March 15, 2015.
Interest Rate	• 15% per annum otherwise, including if we elect to make an interest payment partially by issuance of PIK notes as described below (whether or not the payment is timely made); or
• 13% per annum otherwise.
PIK Interest Payments
We may elect, prior to each interest payment date, to make the interest payment on the notes due on such date 8/15ths in cash and 7/15ths in PIK interest. Any interest payment not duly made on the interest payment date therefor shall be payable solely in cash.
Interest Payment Dates	Interest will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year.
Interest on overdue principal and, to the extent lawful, overdue interest installments, shall bear interest at 15% per annum.
Guarantees	The registered notes will be unconditionally guaranteed by all of our current and future restricted subsidiaries on a senior secured basis.
Security
The registered notes and the guarantees will be secured (together with the unregistered notes, if any, and related guarantees), subject to specified permitted liens, by a first priority lien on substantially all of our and the guarantors' fixed assets and certain related assets, including, without limitation, all real property and equipment. The first priority lien will not extend to assets securing our Revolving Facility. The registered notes and the guarantees will be secured, subject to specified permitted liens, by a second priority lien on our and the guarantors' other assets ("ABL Collateral") including, without limitation, accounts receivable, inventory, capital stock of certain of our and their respective direct subsidiaries, certain intellectual property, deposit accounts and investment property securing on a first priority basis the obligations under our Revolving Facility. Consequently, the registered notes and the guarantees will be:

•       effectively junior in right of payment to all of our other existing and future senior indebtedness (including our Revolving Facility) secured on a first priority basis by ABL Collateral to the extent of the value of such ABL Collateral; and

• effectively senior in right of payment to our Revolving Facility to the extent of the value of the assets (other than ABL Collateral) securing the notes.

Ranking	The registered notes will be:
• our general obligations;
• equal in right of payment with all of our existing and future senior indebtedness, including all credit facility obligations (including our Revolving Facility);

•       secured, on a first priority basis, by security interests in all of our and the guarantors' assets that comprise the primary collateral, subject to permitted collateral liens and certain exceptions described under "Description of Notes—Collateral";

•       secured, on a second priority basis, by security interests in all of our and the guarantors' assets that comprise the secondary collateral, subject to permitted collateral liens and certain exceptions described under "Description of Notes—Collateral";

•       effectively subordinated to all credit facility obligations (including our Revolving Facility) and to all obligations secured by permitted collateral liens to the extent of the value of the collateral securing such obligations;

• effectively senior to all of our existing and future unsecured senior indebtedness to the extent of the note collateral owned by us;
• senior in right of payment to any of our existing and future subordinated indebtedness; and
• unconditionally guaranteed on a joint and several basis by the guarantors.
The guarantees of each guarantor will be:
• a general obligation of each guarantor;
• equal in right of payment with all of such guarantor's existing and future senior indebtedness, including all credit facility obligations (including our Revolving Facility);

•       secured, on a first priority basis, by security interests in the primary collateral owned by such guarantor, subject to permitted collateral liens and certain exceptions described under "Description of Notes—Collateral";

•       secured, on a second priority basis, by security interests in the secondary collateral owned by such guarantor, subject to permitted collateral liens and certain exceptions described under "Description of Notes—Collateral";

•       effectively subordinated to all credit facility obligations (including our Revolving Facility) and to all obligations secured by permitted collateral liens to the extent of the value of the collateral securing such obligations;

• effectively senior to all existing and future unsecured senior indebtedness of each guarantor to the extent of the note collateral owned by such guarantor; and

• senior in right of payment to any existing and future subordinated indebtedness of the guarantors.

As of June 30, 2010, after giving pro forma effect to completion of our August 2010 offering of $50.0 million in aggregate principal amount of notes, we and the guarantors would have had $155.0 million of senior indebtedness, $155.0 million of which would have represented our borrowings and the guarantors' guarantees, respectively, under the notes. The indenture governing the notes permits us, subject to specified limitations, to incur additional debt, some or all of which may be senior indebtedness.
Optional Redemption	We may redeem, at any time, all or a part of the notes at a redemption price of:
• 105% of the principal amount of the notes redeemed if the redemption occurs prior to March 15, 2011;
• 104% of the principal amount of the notes redeemed if the redemption occurs on or after March 15, 2011 but prior to March 15, 2012;
• 103% of the principal amount of the notes redeemed if the redemption occurs on or after March 15, 2012 but prior to March 15, 2013;
• 102% of the principal amount of the notes redeemed if the redemption occurs on or after March 15, 2013 but prior to March 15, 2014; or
• 101% of the principal amount of the notes redeemed if the redemption occurs on or after March 15, 2014 but prior to March 15, 2015, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.
Change of Control Offer
Upon a change of control, as defined in the indenture governing the notes, each holder of the notes may require us, to the extent we have not exercised our optional redemption rights described above, to repurchase some or all of the notes held by such holder at a repurchase price equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest to, but excluding, the date of repurchase.
Asset Proceeds Offer
When the aggregate combined net cash proceeds from (i) specified sales of assets or (ii) any specified loss of collateral securing the notes on a first-priority basis, in each case, to the extent such proceeds are not used for specified purposes, in the case of any sale of assets, within 270 days after receipt, and in the case of any loss, within the later of 30 days after receipt or 270 days after the event of loss, exceed $5.0 million, we will be required to offer to repurchase a principal amount of the notes equal to the net cash proceeds, in which case the purchase price of the notes will be 100% of their aggregate principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase.
Certain Covenants
The indenture governing the registered notes contains a number of covenants that will, among other things, limit our (and, in certain cases, the guarantors' or our restricted subsidiaries') ability to:
• incur or assume additional debt or provide guarantees in respect of obligations of other persons;

• issue convertible stock and preferred stock;
• pay dividends or distributions on or redeem or repurchase capital stock;
• prepay, redeem or repurchase certain subordinated debt;
• make loans and investments;
• incur certain liens;
• impose limitations on dividends, loans or asset transfers from subsidiaries;
• sell or otherwise dispose of assets, including capital stock of subsidiaries;
• consolidate or merge with or into, or sell substantially all assets to, another person;
• enter into transactions with affiliates; and
• impair the security interest in the collateral securing the notes.
These covenants are subject to a number of important exceptions. For more details, see "Description of Notes—Certain Covenants."
Form and Denomination
The registered notes will be represented by one or more global notes. Each global note will be deposited with The Depository Trust Company, or DTC, in each case for credit to the account of a direct or indirect participant of DTC. Investors in the global notes who are participants in DTC may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants in DTC may hold their interests indirectly through organizations that are participants in DTC. Interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants.

Except in limited circumstances, participants and indirect participants of DTC will not be entitled to receive physical delivery of definitive notes or to have notes issued and registered in their names and will not be considered the owners or holders of the registered notes under the indenture governing the notes.
Interests in the global notes and the definitive notes, if any, will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Governing Law	The registered notes and the indenture are governed by, and construed in accordance with the laws of the State of New York.
Trustee	Wilmington Trust FSB.
Risk Factors	See "Risk Factors" for a discussion of certain risks you should carefully consider.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables set forth summary historical consolidated financial data of Aventine Renewable Energy Holdings, Inc. and its subsidiaries on or as of the dates and for the periods indicated. We have derived the summary historical consolidated financial data as of December 31, 2009, 2008 and 2007 and for the years then ended from the historical audited consolidated financial statements of Aventine Renewable Energy Holdings, Inc. and its subsidiaries prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), included elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of December 31, 2006 and 2005 and for the years then ended from the historical audited financial statements of Aventine Renewable Energy Holdings, Inc. and its subsidiaries not included in this prospectus. We derived the unaudited consolidated statement of operations data for the four months ended June 30, 2010, the two months ended February 28, 2010 and for the six months ended June 30, 2009, as well as unaudited consolidated balance sheet data as of June 30, 2010, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data as of February 28, 2010 and June 30, 2009, from our unaudited interim consolidated financial statements not included in this prospectus. The historical results of Aventine Renewable Energy Holdings, Inc. and its subsidiaries for any prior period are not necessarily indicative of the results to be expected in any future period, and financial results for any interim period are not necessarily indicative of results for a full year.

        In connection with our emergence from reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 governing reorganizations. We elected to adopt a convenience date of February 28, 2010 (a month end for our financial reporting purposes) for application of fresh-start accounting. In accordance with the ASC 852 rules governing reorganizations, we recorded largely non-cash reorganization income and expense items directly associated with our reorganization proceedings including professional fees, the revaluation of assets, the effects of our reorganization plan and fresh-start accounting and write-off of debt issuance costs. As a result of the application of fresh-start accounting, our financial statements prior to and including February 28, 2010 represent the operations of our pre-reorganization predecessor company and are presented separately from the financial statements of our post-reorganization successor company. As a result of the application of fresh-start accounting, the financial statements prior to and including February 28, 2010 are not fully comparable with the financial statements for periods on or after February 28, 2010.

        The summary historical consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of

Operations," "Selected Historical Consolidated Financial Data" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Successor	Predecessor
		Two months ended February 28, 2010		Year Ended December 31,
	Four months ended June 30, 2010		Six months ended June 30, 2009
				2009	2008	2007	2006	2005
Statement of Operations Data:
(in thousands, except per share amounts)
Net sales	$133,878	$77,675	$354,657	$594,623	$2,248,301	$1,571,607	$1,592,420	$935,468
Cost of goods sold	(132,766)	(66,686)	(375,980)	(585,904)	(2,239,340)	(1,497,807)	(1,460,806)	(848,053)

Gross profit	1,112	10,989	(21,323)	8,719	8,961	73,800	131,614	87,415
Selling, general and administrative expenses	(14,286)	(4,608)	(16,691)	(26,694)	(35,410)	(36,367)	(28,328)	(22,500)
Demobilization costs associated with expansion projects	—	—	—	—	(9,874)	—	—	—
Impairment of plant development costs	—	—	—	—	(1,557)	—	—	—
Other income (expense)	(1,659)	(515)	173	(1,510)	2,936	1,113	3,389	989

Operating income (loss)	(14,833)	5,866	(37,841)	(19,485)	(34,944)	38,546	106,675	65,904
Other income (expense):
Net income (loss)	$(16,359)	$(266,293)	$(73,502)	$(46,260)	$(48,326)	$35,137	$59,469	$34,586
Net income (loss) attributable to non-controlling interest	—	—	—	—	(1,230)	1,338	4,568	2,404

Net income (loss) attributable to controlling interest	$(16,359)	$(266,293)	$(73,502)	$(46,260)	$(47,096)	$33,799	$54,901	$32,182
Per Share Data:
Income (loss) per common share-basic	$(1.87)	$(6.14)	$(1.71)	$(1.08)	$(1.12)	$0.81	$1.43	$0.93
Basic weighted-average common shares	8,581	43,401	42,968	42,968	42,136	41,886	38,411	34,686
Income (loss) per common share-diluted	$(1.87)	$(6.14)	$(1.71)	$(1.08)	$(1.12)	$0.80	$1.39	$0.89
Diluted weighted-average common and common equivalent shares	8,581	43,401	42,968	42,968	42,136	42,351	39,639	36,052
Other Data (unaudited):
(in thousands, except per bushel and per gallon amounts)
EBITDA(1)	$(10,897)	$(263,164)	$62,254	$(26,164)	$(38,009)	$49,708	$94,877	$67,555
Adjusted EBITDA(1)	$(8,016)	$8,475	$(17,916)	$8,812	$878	$56,913	$115,953	$69,485
Gallons sold	64,908	31,478	173,623	277,471	935,986	690,171	695,784	529,836
Capital expenditures	$21,498	$2,086	$901	$2,279	$265,878	$235,211	$76,499	$20,672
Average price per gallon of ethanol sold	$1.63	$1.91	$1.69	$1.75	$2.22	$2.08	$2.18	$1.63
Average price of corn per bushel	$3.57	$3.66	$4.17	$3.87	$5.02	$3.76	$2.41	$2.08

	Successor	Predecessor
		Two months ended February 28, 2010		Year Ended December 31,
	Four months ended June 30, 2010		Six months ended June 30, 2009
				2009	2008	2007	2006	2005
Balance Sheet Data:
(in thousands, at period end)
Total assets	$341,815	$364,305	$699,276	$713,675	$799,459	$762,185	$408,136	$221,977
Total debt(2)	$105,000	$110,252	$42,765	$42,765	$352,200	$300,000	—	$161,514
Stockholders' equity (deficit)	$203,630	$219,923	$237,665	$267,532	$308,796	$343,871	$304,163	$(20,654)

(1)
The following table reconciles net income (loss) to our EBITDA and Adjusted EBITDA for each period presented above. We have included EBITDA and Adjusted EBITDA primarily as performance measures because management uses them as key measures of our performance and ability to generate cash necessary to meet our future requirements for debt service, capital expenditures, working capital and taxes.

	Successor	Predecessor
		Two months ended February 28, 2010		Year Ended December 31,
	Four months ended June 30, 2010		Six months ended June 30, 2009
				2009	2008	2007	2006	2005
(in thousands)
Net income (loss)	$(16,359)	$(266,293)	$(73,502)	$(46,260)	$(47,096)	$33,799	$54,901	$32,182
Interest income	(15)	—	(11)	(11)	(3,040)	(12,432)	(4,771)	(2,218)
Interest expense(a)	3,100	1,422	11,002	14,697	5,077	16,240	9,348	16,510
Income tax expense/(benefit)	(910)	(626)	(6,685)	(8,956)	(7,472)	(477)	31,685	18,807
Depreciation	3,287	2,333	6,942	14,366	14,522	12,578	3,714	2,274

EBITDA(b)	$(10,897)	$(263,164)	$(62,254)	$(26,164)	$(38,009)	$49,708	$94,877	$67,555

Loss on early extinguishment of debt	—	—	—	—	—	—	14,598	—
Loss related to auction rate securities	—	—	—	—	31,601	—	—	—
Impairment of plant development costs	—	—	—	—	1,557	—	—	—
Reorganization items	—	20,282	42,749	32,440	—	—	—	—
Gain due to plan effects	—	(136,574)	—	—	—	—	—	—
Loss due to fresh-start accounting adjustments	—	387,655	—	—	—	—	—	—
Stock-based compensation	2,881	276	1,589	2,536	5,729	7,205	6,478	1,930

Adjusted EBITDA(c)	$(8,016)	$8,475	$(17,916)	$8,812	$878	$56,913	$115,953	$69,485

(a)
Contractual interest expense was $4.4 million, $6.4 million, and $36.6 million for the four months ended June 30, 2010, two months ended February 28, 2010, and the year ended December 31, 2009, respectively.

(b)
EBITDA is defined as earnings before interest expense, interest income, income tax expense, and depreciation. EBITDA is not a measure of financial performance under GAAP and should not be considered an alternative to net earnings or any other measure of performance under GAAP or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. In particular:

•
EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under generally accepted accounting principles. Some of the limitations of EBITDA are:

•
EBITDA does not reflect our cash used for capital expenditures;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for such replacements;

•
EBITDA does not reflect changes in, or cash requirements for, our working capital requirements;

•
EBITDA does not reflect the cash necessary to make payments of interest or principal on our indebtedness; and

•
EBITDA includes non-recurring loss items which are reflected in other income (expense).

(c)
In order to emphasize the effects of non-recurring income and loss items in our financial statements, we also report a second computation referred to as Adjusted EBITDA which adjusts EBITDA for those non-recurring items. Adjusted EBITDA here is adjusted for, among other things, stock based compensation and non-recurring restructuring charges. Management believes Adjusted EBITDA is a meaningful measure of liquidity and our ability to service debt because it provides a measure of cash for such purposes. Additionally, management provides an Adjusted EBITDA measure so that investors will have the same financial information that management uses with the belief that it will assist investors in properly assessing our performance on a year-over-year and quarter-over-quarter basis.

(2)
Prior to March 1, 2010, total debt includes amounts outstanding under: 1) our revolving credit agreement; 2) our senior unsecured notes in 2007 and 2008; 3) our debtor-in-possession debt facility; and 4) our previously outstanding senior secured floating rate notes. The senior unsecured notes are reflected in pre-petition liabilities subject to compromise at December 31, 2009. On or after March 1, 2010, total debt includes amounts outstanding under: 1) our Revolving Facility; 2) our notes; and 3) our short-term note payable to Kiewit Energy Company.

 Ratio of Earnings to Fixed Charges

        The following table sets forth our ratios of earnings to fixed charges on a consolidated basis for the periods shown. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, included in this prospectus.

	Successor	Predecessor
		Two months ended February 28, 2010		Year Ended December 31,
	Four months ended June 30, 2010		Six months ended June 30, 2009
				2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges(1)	(3.44)	(186.71)	(6.29)	(2.76)	(1.63)	2.16	9.55	4.22

(1)
The ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings are defined as income (loss) before income taxes, plus fixed charges, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

RISK FACTORS

        The registered notes involve substantial risks similar to those associated with the unregistered notes. Before you decide to participate in the exchange offer, you should carefully consider the risk factors set forth below. If any of the risks discussed below were actually to occur, our business, prospects, financial condition, results of operations, cash flows and, in some cases, our reputation, could be materially adversely affected. In that case, we might be unable to pay interest on, or the principal of, the notes. Additional risks and uncertainties currently unknown to us or those we currently deem to be immaterial may also materially and adversely affect us. In any such case, you may lose all or part of your original investment and not realize any return that you may have expected thereon.

Risks Related to Our Business

Since our consolidated financial statements reflect fresh-start accounting adjustments, our future financial statements will not be comparable in many respects to our financial information from prior periods.

        On April 7, 2009, we filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Our plan of reorganization became effective on March 15, 2010. In connection with our emergence from the Chapter 11 reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 as of February 28, 2010, which had a material effect on our consolidated financial statements. Thus, our future consolidated financial statements will not be comparable in many respects to our consolidated financial statements for periods prior to our adoption of fresh-start accounting and prior to accounting for the effects of the reorganization proceedings. Our past financial difficulties and bankruptcy filing may have harmed, and may continue to have a negative effect on, our relationships with investors, customers and suppliers.

We have substantial liquidity needs and may be required to seek additional financing.

        Our principal sources of liquidity are cash and cash equivalents on hand, cash provided by operations, and cash provided by our Revolving Facility. Our liquidity position is significantly influenced by our operating results, which in turn are substantially dependent on commodity prices, especially prices for corn, ethanol, natural gas and unleaded gasoline. As a result, adverse commodity price movements adversely impact our liquidity. We cannot assure you that the amounts of cash available from operations, together with our Revolving Facility, will be sufficient to fund our operations. Furthermore, the construction of our Aurora and Mount Vernon plants is expected to cost approximately $80.0 million.

        Our ability to maintain adequate liquidity depends in part upon industry conditions and general economic, financial, competitive, regulatory and other factors beyond our control. Accordingly, there can be no assurance as to the success of our efforts. In the event that cash flows and borrowings under our Revolving Facility are not sufficient to meet our cash requirements, we may be required to seek additional financing. We can provide no assurance that additional financing would be available or, if available, offered to us on acceptable terms.

We may be unable to secure additional financing.

        Our ability to arrange, in addition to our Revolving Facility, financing (including any extension or refinancing) and the cost of additional financing are dependent upon numerous factors. Access to capital (including any extension or refinancing) for participants in the biofuels industry, including us, has been significantly restricted and may, as a result of our voluntary petition for relief under Chapter 11 of the Bankruptcy Code in April 2009 and recent emergence from the reorganization proceedings on March 15, 2010, be further restricted in the future. Other factors affecting our access to financing include:

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  general economic and capital market conditions;

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  conditions in biofuels markets;

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  regulatory developments;

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  credit availability from banks or other lenders for us and our industry peers, as well as the economy in general;

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  investor confidence in the biofuels industry and in us;

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  the continued reliable operation of our ethanol production facilities; and

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  provisions of tax and securities laws that are conducive to raising capital.

We may not be able to generate enough cash flow to meet our debt obligations.

        We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry. As a result, the amount of debt we can manage in some periods may not be appropriate for us in other periods. Additionally, our future cash flow may be insufficient to meet our debt obligations and commitments, including our notes. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt, including our notes. Many of these factors, such as ethanol prices, corn prices, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control.

        If we do not generate enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

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  refinancing or restructuring our debt:

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  selling assets;

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  reducing or delaying capital investments; or

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  seeking to raise additional capital.

        We cannot assure you, however, that undertaking alternative financing plans, if necessary, would allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including, but not limited to, our obligations under our notes, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

We operate in a highly competitive industry with low barriers to entry.

        In the U.S., we compete with other corn processors and refiners, including Archer-Daniels-Midland Company, Green Plains Renewable Energy, Valero, Biofuels Energy Corporation, Hawkeye Holdings, Inc., Pacific Ethanol, Cargill, Inc. and A.E. Staley Manufacturing Company, a subsidiary of Tate & Lyle, PLC. Some of our competitors are divisions of larger enterprises and have greater financial resources than we do. Although many of our competitors are larger than we are, we also have smaller competitors. Farm cooperatives comprised of groups of individual farmers have been able to compete successfully. As of December 2009, the top ten domestic producers accounted for approximately 47.9% of all production. If our competitors consolidate or otherwise grow and/or we are unable to similarly increase our size and scope, our business and prospects may be significantly and adversely affected.

        We also face increasing competition from international suppliers. Although there is a tariff on foreign produced ethanol that is slightly larger than the federal ethanol tax incentive, ethanol imports equivalent to up to 7% of total domestic production from certain countries were exempted from this tariff under the Caribbean Basin Initiative ("CBI") to spur economic development in Central America and the Caribbean.

        Our competitors also include plants owned by farmers who earn their livelihood through the sale of corn, and hence may not be as focused on obtaining optimal value for their produced ethanol as we are.

Our business is dependent upon the availability and price of corn. Significant disruptions in the supply of corn will materially affect our operating results. In addition, since we generally cannot pass on increases in corn prices to our customers, continued periods of historically high corn prices will also materially adversely affect our operating results.

        The principal raw material we use to produce ethanol and ethanol by-products is corn. In 2009, we purchased approximately 74.2 million bushels of corn at a cost of $287.1 million, which comprised about 72% of our total cost of production. In 2009, our average corn cost ranged from a low of $3.31 per bushel in September 2009 to a high of $4.48 per bushel in January 2009. Corn prices began to rise significantly beginning in September 2006. We believe a systemic shift has occurred in the marketplace for corn, and the price of corn will remain significantly higher than the historical averages. The increase in U.S. ethanol capacity under construction could outpace increases in corn production, which may further increase corn prices and impact our profitability.

        Changes in the price of corn have had an impact on our business. In general, higher corn prices produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true when market conditions do not allow us to pass along increased corn costs to our customers. At certain levels, corn prices may make ethanol uneconomical to use in markets and volumes above the requirements set forth in the renewable fuels standard ("RFS") or for which ethanol is used as an oxygenate in order to meet federal and state fuel emission standards.

        The price of corn is influenced by general economic, market and regulatory factors. These factors include weather conditions, farmer planting decisions, government policies and subsidies with respect to agriculture and international trade and global demand and supply. The significance and relative impact of these factors on the price of corn is difficult to predict. Factors such as severe weather or crop disease could have an adverse impact on our business because we may be unable to pass on higher corn costs to our customers. Any event that tends to negatively impact the supply of corn will tend to increase prices and potentially harm our business. The increasing ethanol capacity could boost demand for corn and result in increased prices for corn. We expect the price of corn to continue to remain at levels that would be considered as high when compared to historical periods.

        In an attempt to partially offset the effects of fluctuations in corn costs on operating income, we have taken hedging positions in the corn futures markets in the past. However, these hedging transactions also involve risk to our business. See "We may engage in hedging or derivative transactions which involve risks that can harm our business."

The use and demand for ethanol and its supply are highly dependent on various federal and state legislation and regulation, and any changes in legislation or regulation could cause the demand for ethanol to decline or its supply to increase, which could have a material adverse effect on our business, results of operations and financial condition.

        Various federal and state laws, regulations and programs have led to increased use of ethanol in fuel. For example, certain laws, regulations and programs provide economic incentives to ethanol producers and users. Among these regulations are (1) the renewable fuel standard, which we refer to as RFS, which requires an increasing amount of renewable fuels to be used in the U.S. each year, (2) the VEETC, which provides a tax credit of $0.45 per gallon on 10% ethanol blends that is set to expire in 2010 (legislation has been introduced in Congress to extend the VEETC at a reduced level, and action is expected on the proposal prior to the November mid-term elections; however, the final outcome remains unclear), (3) the small ethanol producer tax credit, for which we do not qualify because of the size of our ethanol plants, and (4) the federal "farm bill," which establishes federal subsidies for agricultural commodities including corn, our primary feedstock. These laws, regulations and programs are regularly changing, and sections of the RFS currently are the subject of legal challenges in federal court. Federal and state legislators and environmental regulators could adopt or modify laws, regulations or programs that could affect adversely the use of ethanol. Barring a change in current regulation, requirements for the state of California will make it difficult for ethanol produced from corn in many Midwestern states to be used as a fuel in California beginning in 2011. In addition, certain state legislatures oppose the use of ethanol because they must ship ethanol in from other corn-producing states, which could significantly increase gasoline prices in the state.

The Renewable Fuel Standard 2 recently released by the Environmental Protection Agency ("EPA") may require producers to include alternative technologies in plants under construction, which may increase the cost to complete our facilities.

        The EPA's recently released Renewable Fuel Standard 2 includes requirements that the lifecycle greenhouse gas emissions of a qualifying renewable fuel must be less than the lifecycle greenhouse gas emissions of the 2005 baseline average gasoline or diesel fuel that it replaces. The lifecycle greenhouse gas emissions threshold for renewable fuel (e.g., ethanol) is 20%. Fuels from existing capacity of current facilities and from facilities that commenced construction prior to December 19, 2007 are exempt or grandfathered from the 20% lifecycle requirement under certain circumstances. Plants whose construction commenced prior to December 19, 2007 must be completed within three years in order to be exempt or grandfathered from the 20% lifecycle requirement. The EPA recently issued a Direct Final Rule that would, among other things, require all plants that commence construction prior to the enactment of the EISA to complete construction by December 19, 2010. Plants not exempt or grandfathered must include advanced efficient technologies as defined by the regulations in order to meet the Renewable Fuel Standard 2 requirements. If our Mt. Vernon plant and the Aurora West plant are not completed within the required three years, the plants may not be exempt or grandfathered from the 20% lifecycle requirement and could require additional advanced efficient technologies to be included in the construction, which is likely to require additional capital which may be substantial.

If the expected increase in ethanol demand does not occur, or if the demand for ethanol otherwise decreases, the excess capacity in our industry may increase further.

        Domestic ethanol capacity has increased significantly from 1.3 billion gallons per year in 1997 to 12.5 billion gallons per year at the end of 2008. According to the RFA, as of January 25, 2010, approximately 1.4 billion gallons per year of production capacity is currently under construction. Through November 2009, U.S. ethanol demand exceeded U.S. ethanol production by 139 million gallons. Demand for ethanol increased by 12% over 2008 through increased penetration into new markets and a government mandate, but the production capacity of U.S. ethanol producers continues to exceed demand. At the end of 2009, there was approximately 1.2 billion gallons of production capacity shut-in. If additional demand for ethanol is not created, either through discretionary blending or an increase in the blending percentage allowed by the EPA, the excess supply may cause additional plants to shutter production or cause ethanol prices to decrease further, perhaps substantially.

Growth in the sale and distribution of ethanol is dependent on the changes in and expansion of related infrastructure, which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.

        Substantial development of infrastructure by persons and entities outside our control are required for our operations and the ethanol industry generally to grow. Areas requiring expansion include, but are not limited to, additional rail capacity, additional storage facilities for ethanol, increases in truck fleets capable of transporting ethanol within localized markets, expansion of refining and blending facilities to handle ethanol, growth in service stations equipped to handle ethanol fuels, and growth in the fleet of flexible fuel vehicles capable of using E85 fuel. Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes in or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our business, results of operations or financial condition. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business, results of operations and financial condition.

The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we utilize in our manufacturing process.

        We rely upon third parties for our supply of natural gas which is consumed in the production of ethanol at our Illinois dry mill facility and our Nebraska facility. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control such as weather conditions, overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could temporarily impair our ability to produce ethanol for our customers. Further, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect our results of operations and financial condition. The price fluctuation in natural gas prices over the ten year period from 2000 through December 31, 2009, based on the New York Mercantile Exchange, or NYMEX, daily futures data, has ranged from a low of $1.83 per MMBtu in September 2001 to a high of $15.38 per MMBtu in December 2005. We currently use approximately 3.4 million MMBtu's of natural gas annually, depending upon business conditions, in the manufacture of our products. Our usage of natural gas will increase with the planned expansion of our production facilities.

        In an attempt to minimize the effects of fluctuations in natural gas costs on operating income, we have taken hedging positions in the natural gas forward or futures markets in the past; however, these hedging transactions also involve risk to our operations. Since natural gas prices are volatile and we are not currently taking hedging positions, our results could be adversely affected by an increase in natural gas prices. See "—We may engage in hedging or derivative transactions which involve risks that can harm our business."

Fluctuations in the demand for gasoline may reduce demand for ethanol.

        Ethanol is marketed as an oxygenate to reduce vehicle emissions from gasoline, as an octane enhancer to improve the octane rating of gasoline with which it is blended and as a fuel extender. As a result, ethanol demand has historically been influenced by the supply of and demand for gasoline. If gasoline demand decreases, our ability to sell our product and our results of operations and financial condition may be materially adversely affected.

Changes in ethanol prices can affect the value of our inventory which may significantly affect our profitability.

        Our inventory is valued based upon a weighted average of our cost to produce ethanol and the price we pay for ethanol that we purchase from other producers. Due to the dissolution of the marketing alliance in early 2009, we no longer make purchases of ethanol from alliance partners but continue to engage in purchase/resale transactions, as needed, to fulfill our sales commitments. Changes, either upward or downward, in our purchased cost of ethanol or our own production costs, will cause the inventory value to fluctuate from period to period, perhaps significantly. These changes in value flow through our statement of operations as the inventory is sold and can significantly increase or decrease our profitability.

The relationship between the sales price of our co-products and the price we pay for corn can fluctuate significantly which may affect our results of operations and profitability.

        We sell co-products and bio-products that are remnants of the ethanol production process in order to reduce our corn costs and increase profitability. Historically, sales prices for these co-products have tracked along with the price of corn. However, there have been occasions when the value of these co-products and bio-products has lagged behind increases in corn prices. As a result, we may occasionally generate less revenue from the sale of these co-products and bio-products relative to the price of corn. In addition, several of our co-products compete with similar products made from other plant feedstock. The cost of these other feedstocks may not have risen as corn prices have risen. Consequently, the price we may receive for these products may not rise as corn prices rise, thereby lowering our cost recovery percentage relative to corn.

Fixed price and gasoline related contracts for ethanol may be at a price level lower than the prevailing price.

        At any given time, contract prices for ethanol may be at a price level different from the current prevailing price, and such a difference could materially adversely affect our results of operations and financial condition. As of June 30, 2010 and December 31, 2009, we had no fixed price or gasoline related sales contracts for ethanol.

Our results of operations may be adversely affected by technological advances.

        The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies. In addition, advances in the development of alternatives to ethanol, or corn ethanol in particular, could significantly reduce demand for or eliminate the need for ethanol, or corn ethanol in particular, as a fuel oxygenate or octane enhancer.

        Any advances in technology which require significant capital expenditures for us to remain competitive or which otherwise reduce demand for ethanol will have a material adverse effect on our results of operations and financial condition.

We are substantially dependent on our three operational facilities and any operational disruption could result in a reduction of our sales volumes and could cause us to incur substantial expenditures.

        The substantial majority of our net income is derived from the sale of ethanol and the related bio-products and co-products that we produce at our Illinois facilities and our Nebraska facility. Our operations may be subject to significant interruption if either of the Illinois facilities or Nebraska facility experiences a major accident or is damaged by severe weather or other natural disaster. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other hazards inherent in our industry. Some of those hazards may cause personal injury and loss of life, severe damage to or destruction of property, natural resources and equipment, pollution and environmental damage, clean-up responsibilities, and repairs to resume operations and may result in suspension or termination of operations and the imposition of civil or criminal penalties. As protection against these hazards, we maintain property, business interruption and casualty insurance which we believe is in accordance with customary industry practices, but we cannot provide any assurance that this insurance will be adequate to fully cover the potential hazards described above or that we will be able to renew this insurance on commercially reasonable terms or at all.

Risks associated with the operation of our production facilities may have a material adverse effect on our business.

        Our revenue is dependent on the continued operation of our various production facilities. The operation of production plants involves many risks including:

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  the breakdown, failure or substandard performance of equipment or processes;

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  inclement weather and natural disasters;

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  the need to comply with directives of, and obtain and maintain all necessary permits from, governmental agencies;

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  raw material supply disruptions;

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  labor force shortages, work stoppages, or other labor difficulties; and

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  transportation disruptions.

        The occurrence of material operational problems, including but not limited to the above events, may have an adverse effect on the productivity and profitability of a particular facility, or to us as a whole.

We may encounter unanticipated difficulties in operating our plants under construction, which could reduce sales and cause us to incur substantial losses.

        The Delta-T technology to be utilized at our plants under construction is currently in use only in a small number of ethanol plants, mostly with smaller capacities than ours. We are aware of certain plant design issues that may impede the reliable operation of the plants and continuous operations. We are in the process of addressing these issues but we have no assurance that our initiatives will be successful or can be implemented in a timely fashion or without an extended period of interruption to operations.

We are contractually obligated to complete certain capacity expansions in Aurora, Nebraska and Mount Vernon, Indiana. If we fail to complete them in a timely manner, we may be subject to material penalties.

        On or about March 23, 2010, in accordance with the terms of a stipulation filed with the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), we paid approximately $2.1 million to the Aurora Co-operative, representing penalties of (i) approximately $0.8 million, arising under a Master Development Agreement with the Aurora Co-operative for failure to complete construction of the Aurora West facility, for the period of July 1, 2009 through and including December 31, 2009, and (ii) approximately $1.3 million in the event that we do not complete the Aurora West facility by September 30, 2010 for each month starting from January 1, 2010 through and including September 30, 2010. If the plant is not operational by October 1, 2010, we will be subjected to additional penalties of $138,889 per month from October 1, 2010 through and including when the plant is operational, but not to exceed total penalties of $5.0 million. In addition, if we fail to diligently pursue construction of the Aurora West plant or complete the plant by July 31, 2012, the Aurora

Co-operative has the option to repurchase the property at $16,500.00 per acre (subject to adjustment). Pursuant to the plan of reorganization, various other agreements with the Aurora Co-operative, as amended, were assumed by us and should ensure that the Aurora West facility will be able to operate once completed. However, there is no certainty that future disagreements between us and the Aurora Co-operative will not arise as to the terms of these agreements, which could impact completion of the Aurora West facility.

        Prior to confirmation of the plan of reorganization, we amended our lease with the Indiana Ports Commission to provide additional flexibility as to the timing of the completion of Phase One and the construction of the Phase Two expansion at the Mt. Vernon facility. This lease, as amended, requires our Mt. Vernon subsidiary to substantially complete Phase One (an initial 110 million gallons of capacity) by December 31, 2010 and to construct Phase Two (an additional 110 million gallons of capacity) before constructing a new facility elsewhere (other than at Aurora West). If we are in default of these obligations, the Indiana Ports Commission may, subject to specified cure rights, take over construction and complete the facility at our expense (among other remedies).

We depend on rail, truck and barge transportation for delivery of corn to us and the distribution of ethanol to our customers.

        We depend on rail, truck and barge transportation to deliver corn to us and to distribute ethanol to the terminals currently in our network. Ethanol is not currently distributed by pipeline. Disruption to the timely supply of these transportation services or increases in the cost of these services for any reason, including the availability or cost of fuel or railcars to serve our facilities under construction, regulations affecting the industry, or labor stoppages in the transportation industry, could have an adverse effect on our ability to supply corn to our production facilities or to distribute ethanol to our terminals, and could have a material adverse effect on our financial performance.

Our floating rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        Borrowings under the Revolving Facility bear interest at floating rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease.

Consumer resistance to the use of ethanol may affect the demand for ethanol, which could affect our ability to market our product.

        Media reports in the mainstream press indicate that some consumers believe the use of ethanol will have a negative impact on retail gasoline prices or is the reason for increases in food prices. Many also believe that ethanol adds to air pollution and harms car and truck engines. Still other consumers believe that the process of producing ethanol actually uses more fossil energy, such as oil and natural gas, than the amount of energy produced by ethanol. These consumer beliefs could be wide-spread in the future. If consumers choose not to buy ethanol blended fuels, it would affect the demand for the ethanol we produce which could lower demand for our product and negatively affect our profitability.

Various studies have criticized the efficiency of ethanol, which could lead to the reduction or repeal of incentives and tariffs that promote the use and domestic production of ethanol.

        Although many trade groups, academics and governmental agencies have supported ethanol as a fuel additive that promotes a cleaner environment, others have criticized ethanol production as consuming considerably more energy and emitting more greenhouse gases than other biofuels. In particular, two February 2008 studies concluded the current production of corn-based ethanol results in more greenhouse gas emissions than conventional fuels if both direct and indirect greenhouse gas emissions, including those resulting from land use changes resulting from planting crops for ethanol feedstocks, are taken into account. Other studies have suggested that corn-based ethanol is less efficient than ethanol produced from switch grass or wheat grain. If these views gain acceptance, support for existing measures promoting use and domestic production of corn-based ethanol could decline, leading to reduction or repeal of these measures.

We sell ethanol primarily to the major oil companies and traders and therefore we can from time to time be subject to a high degree of concentration of our sales and accounts receivable.

        We sell ethanol to most of the major integrated oil companies and a significant number of large, independent refiners and petroleum wholesalers. Our trade receivables result primarily from our ethanol marketing operations. As a general policy, collateral is not required for receivables, but customers' financial condition and creditworthiness are evaluated regularly. Credit risk concentration related to our accounts receivable results from our top ten customers having generated 54.7% and 47% of our consolidated net sales for the years ended December 31, 2009 and 2008, respectively.

        For the 2009 fiscal year, Biourja Trading accounted for 10.5% and Exxon Mobil accounted for 11.1% of our consolidated net sales volume. No other customers in fiscal 2009 represented more than 10% of our consolidated net sales volume. No customers in 2008 or 2007 represented more than 10% of our consolidated net sales volume.

        If we would suddenly lose a major customer and not be able to replace the demand for our product very quickly, it could have a material impact on our sales and profitability.

Research is currently underway to develop production of biobutanol, a product that could directly compete with ethanol and may have potential advantages over ethanol.

        Biobutanol, an advanced biofuel produced from agricultural feedstock, is currently being developed by various parties, including a partnership between BP and DuPont. According to the partnership, biobutanol has many advantages over ethanol. The advantages include: low vapor pressure, making it more easily added to gasoline; energy content closer to that of gasoline, such that the decrease in fuel economy caused by the blending of biobutanol with gasoline is less than that of other biofuels when blended with gasoline; it can be blended at higher concentrations than other biofuels for use in standard vehicles; it is less susceptible to separation when water is present than in pure ethanol-gasoline blends; and it is expected to be potentially suitable for transportation in gas pipelines, resulting in a possible cost advantage over ethanol producers relying on rail transportation. Although BP and DuPont have not announced a timeline for producing biobutanol on a large scale, if biobutanol production comes online in the U.S., biobutanol could have a competitive advantage over ethanol and could make it more difficult to market our ethanol, which could reduce our ability to generate revenue and profits.

We, and some of our major customers, have unionized employees and could be adversely affected by labor disputes.

        Some of our employees and some employees of our major customers are unionized. At December 31, 2009, approximately 55% of our employees were unionized. Our unionized employees are hourly workers located at our Illinois facilities. The unionized employees are covered by a collective bargaining agreement between our subsidiary, Aventine Renewable Energy, Inc. and the United Steelworkers International Union, Local 7-662, or the Union.

        The collective bargaining agreement with the Union was scheduled to expire in October 2009. Prior to the expiration of the collective bargaining agreement, we and the Union agreed to extend the term of the current collective bargaining agreement by one year through and including October 31, 2010 on the same terms and conditions. The collective bargaining agreement may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse affect on our business, financial condition and results of operations. There is no certainty that the current collective bargaining agreement will be further extended or that a new collective bargaining agreement will be reached.

If we are unable to attract and retain key personnel, our ability to operate effectively may be impaired.

        Our ability to operate our business and implement strategies depends, in part, on the efforts of our executive officers and other key employees. Our management philosophy of cost-control means that we operate with a limited number of corporate personnel, and our commitment to a less centralized organization also places greater emphasis on the strength of local management. Our future success will depend on, among other factors, our ability to attract and retain qualified personnel, particularly executive management. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel, domestically or abroad, could have a material adverse effect on our business or business prospects.

If the amount of non-corn based ethanol, cellulosic biofuels or bio-mass based diesel cannot be increased, our business, results of operations and financial condition will be adversely affected.

        The EISA established a revised RFS for the years 2006 through 2022. The RFS sets forth the minimum amount of renewable fuels that must be present in U.S. transportation fuels. The law starts at 9 billion gallons in 2008 and rises to 36 billion gallons by 2022. For 2015 and all subsequent years, the amount of the renewable fuels mandate that can be satisfied by corn-based ethanol is currently capped at 15 billion gallons. The remainder of the mandate is required to be obtained from cellulosic biofuel and other advanced biofuels. Waiver provisions enable the EPA to reduce the renewable fuel volumetric obligation targets for reasons such as severe economic or environmental harm or an inadequate domestic supply of renewable fuels. If our and our competitors' facilities cannot accept feedstocks, other than corn, or if we do not begin producing non-corn based ethanol in the future, our business, results of operations and financial condition may be adversely affected.

Certain countries can import ethanol into the U.S. duty free, which may undermine the ethanol industry in the U.S.

        Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax that was designed to offset the $0.45 per gallon ethanol subsidy currently available under the federal excise tax incentive program for refineries and blenders that mix ethanol with their gasoline. Legislation has been introduced to extend this tariff, although the final outcome remains unclear. At a certain price level, imported ethanol may become profitable for sale in the U.S. despite the tariff. This occurred in 2006, due to a spike in the ethanol prices and insufficient supply. As a result, there may effectively be a ceiling on U.S. ethanol prices. This, combined with uncertainties surrounding U.S. producers' ability to meet domestic demand, resulted in significant imports of ethanol, especially from Brazil. Furthermore, East Coast facilities are better suited to bringing in product by water rather than rail (the preferred path for ethanol from the Midwest). The combination made it more economic for some buyers to import ethanol with the full import duty than to bring supplies from the Midwest. Given the increase in ethanol demand as a result of the new RFS and potential transportation bottlenecks delivering material from the Midwest, imports of ethanol could rise.

        There is a special exemption from the tariff for ethanol imported from 24 countries in Central America and the Caribbean islands which is limited to a total of 7% of U.S. production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7% limit). In addition the NAFTA (The North America Free Trade Agreement which was signed into law January 1, 1994) countries—Canada and Mexico—are exempt from duty. See "Business—Legislative Drivers and Governmental Regulations—The federal ethanol tax incentive program." Imports from the exempted countries have increased in recent years and are expected to increase further as a result of new plants under development.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

        We are subject to extensive federal, state and local environmental, health and safety laws, regulations and permit conditions (and interpretations thereof), including, among other things, those relating to the discharge of hazardous and other waste materials into the air, water and ground, the generation, storage, handling, use, transportation and/or disposal of hazardous materials, and the health and safety of our employees. Compliance with these laws, regulations, and permits require us to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. They may also require us to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial administrative and civil fines and penalties, criminal sanctions, imposition of clean-up and site restoration costs and liens, suspension or revocation of necessary permits, licenses and authorizations and/or the issuance of orders enjoining or limiting our current or future operations. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

        We are also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes. For instance, over ten years ago soil and groundwater contamination from fuel oil contamination at a storage site was identified at our Illinois campus. The fuel oil tanks were removed and a portion of the area has been capped, but no remediation has been performed. If any of these sites are subject to investigation and/or remediation requirements, we may incur strict and/or joint and several liability under the Comprehensive Environmental Response, Compensation and Liability Act or other environmental laws which impose strict liability for all or part of the costs of such investigation, remediation, or removal costs and for damages to natural resources whether the contamination resulted from the conduct of other or from consequences of our own actions that were or were not in compliance with all applicable laws at the time those actions were taken. We may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties or other impacts of our operations. We have not accrued any amounts for environmental matters as of June 30, 2010. The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could adversely impact our results of operation or financial condition.

        In addition, the hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in releases of hazardous substances and other waste materials, and may result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damages to natural resources. We maintain insurance coverage against some, but not all, potential losses associated with our operations. Our coverage includes, but is not limited to, physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. We do not carry environmental insurance. We believe that our insurance is adequate for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to our property, natural resources or third parties that is not covered by insurance could have a material adverse impact on our results of operations and financial condition.

        Our air emissions are subject to the federal Clean Air Act, as amended, and similar state laws which generally require us to obtain and maintain air emission permits for our ongoing operations, as well as pre-approval for any expansion or construction of existing facilities or new facilities or modification of certain projects or facilities. Obtaining and maintaining those permits requires us to incur costs, and any future more stringent standards may result in increased costs and may limit or interfere with our operations. In addition, the permits ultimately issued may impose conditions which are more costly to implement than we had anticipated. These costs could have a material adverse effect on our financial condition and results of operations, and could adversely affect us in our efforts to compete with foreign producers not subject to such stringent requirements. Our failure to comply with air emissions laws and regulations could subject us to monetary penalties, injunctions, conditions or restrictions on operations and, potentially, criminal enforcement actions.

        Federal and state environmental authorities have been investigating alleged excess volatile organic compounds ("VOCS") emissions and other air emissions from many U.S. ethanol plants, including our Illinois facilities. The investigation relating to our Illinois wet mill facility is still pending, and we could be required to install additional air pollution control equipment or take other measures to control air pollutant emissions at that facility. If authorities require us to install controls, we would anticipate that costs would be higher than the approximately $3.4 million we incurred in connection with a similar matter at our Nebraska facility due to the larger size of the Illinois wet mill facility. As of yet we have not established reserves for possible costs we may incur in connection with this investigation. In addition, if the authorities determine our emissions were in violation of applicable law, we would likely be required to pay fines that could be material.

        We have made, and expect to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits, including compliance with the EPA National Emission Standards for Hazardous Air Pollutants ("NESHAP") for industrial, commercial and institutional boilers and process heaters. This NESHAP was issued in 2004 but subsequently vacated in 2007. The vacated version of the rule required us to implement maximum achievable control technology at our Illinois wet mill facility to reduce hazardous air pollutant emissions from our boilers. The EPA is currently rewriting the NESHAP, which is expected to be more stringent than the vacated version. In the absence of a final NESHAP for industrial, commercial and institutional boilers and process heaters, we are working with state authorities to determine what technology will be required at our Illinois wet mill facility and when such technology must be installed. We currently cannot estimate the amount that will be needed to comply with any future federal or state technology requirement regarding air emissions from our boilers.

        We currently generate revenue from the sale of carbon dioxide, a greenhouse gas, which is a co-product of the ethanol production process at each of our Illinois and Nebraska facilities. National greenhouse gas legislation is in the early stages of development in the U.S., and we are currently unable to determine the impact of potential greenhouse gas reduction requirements. Mandatory greenhouse gas emissions reductions may impose increased costs on our business and could adversely impact our operations, including our ability to continue generating revenue from carbon dioxide sales.

We may engage in hedging or derivative transactions which involve risks that can harm our business.

        In an attempt to minimize the effects of the volatility of the price of corn, natural gas, electricity and ethanol ("commodities"), we may take economic hedging positions in the commodities. Economic hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of the commodities. Although we attempt to link our economic hedging activities to sales plans and pricing activities, occasionally such hedging activities can themselves result in losses. We have not been significantly involved in these activities since February 2009. As a result, our results of operations may be adversely affected during periods in which corn and/or natural gas prices increase.

If our internal computer network and applications suffer disruptions or fail to operate as designed, our operations will be disrupted and our business may be harmed.

        We rely on network infrastructure and enterprise applications, and internal technology systems for our operational, marketing support and sales, and product development activities. The hardware and software systems related to such activities are subject to damage from earthquakes, floods, lightning, tornadoes, fire, power loss, telecommunication failures and other similar events. They are also subject to acts such as computer viruses, physical or electronic vandalism or other similar disruptions that could cause system interruptions and loss of critical data, and could prevent us from fulfilling our customers' orders. We have developed disaster recovery plans and backup systems to reduce the potentially adverse effects of such events, but there are no assurances such plans and systems would be sufficient. Any event that causes failures or interruption in our hardware or software systems could result in disruption of our business operations, have a negative impact on our operating results, and damage our reputation.

Risks Relating to the Notes

We have significant indebtedness under the notes and our Revolving Facility. The notes and our Revolving Facility have substantial restrictions and affirmative covenants and we may have difficulty obtaining additional credit, which could adversely affect our operations.

        As of June 30, 2010, after giving effect to the offer and sale of an additional $50.0 million in principal amount of notes in August 2010, we had an aggregate of approximately $155.0 million in debt outstanding under our notes. In addition, we had availability under our Revolving Facility of approximately $5.9 million as of June 30, 2010. As a result of our indebtedness, we will use a portion of our cash flow to pay interest and principal when due, which will reduce the cash available to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate.

        Our indebtedness under the notes and our Revolving Facility restricts our ability to engage in certain activities. These restrictions limit our ability, subject to certain exceptions, to, among other things:

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  incur additional indebtedness and issue stock;

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  make prepayments on or purchase indebtedness in whole or in part;

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  pay dividends and other distributions with respect to our capital stock or repurchase our capital stock or make other restricted payments;

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  make investments;

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  enter into transactions with affiliates;

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  create or incur liens to secure debt;

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  consolidate or merge with another entity, or allow one of our subsidiaries to do so;

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  lease, transfer or sell assets and use proceeds of permitted asset leases, transfers or sales;

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  incur dividend or other payment restrictions affecting subsidiaries;

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  make capital expenditures beyond specified limits;

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  engage in specified business activities; and

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  acquire facilities or other businesses.

        We also are required to comply with certain affirmative covenants. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants could result in an event of default, which, if it continues beyond any applicable cure periods, could cause all of our existing indebtedness to be immediately due and payable.

        We depend on our Revolving Facility for future working capital needs. If there is an event of default by us under our Revolving Facility that continues beyond any applicable cure period, we may be unable to borrow to fund our operations.

There may not be sufficient collateral to pay all or any of the notes.

        The notes and the related guarantees will be secured, subject to certain permitted liens, by a first priority lien on substantially all of our and the guarantors' fixed assets and certain related assets, or the primary collateral, including, without limitation, all real property and equipment. See "Description of Notes—Collateral." Our Revolving Facility will have a first priority lien on all ABL Collateral, including without limitation, accounts receivable, inventory, capital stock of certain of our subsidiaries, certain intellectual property, deposit accounts and investment property. The notes and the related guarantees will be secured by a second priority lien on the ABL Collateral.

        Although the noteholders may share in the proceeds of the ABL Collateral, the lenders under our Revolving Facility will be entitled to receive proceeds from any realization of their first priority collateral to repay their obligations in full before the noteholders will receive any repayment. Therefore, your security interest in the ABL Collateral will rank behind that of the lenders under our Revolving Facility. In addition, the noteholders will not generally have any control over the ABL Collateral even if the notes are in default.

        We cannot assure you of the value of the primary collateral and ABL Collateral, or collectively, the collateral. We further cannot assure you that the net proceeds of a sale of the collateral would be sufficient to repay all of the notes following a foreclosure upon the collateral (and any payments in respect of prior liens) or a liquidation of our assets or the assets of any current or future guarantors that may grant these security interests. The value of the collateral at any time will depend upon market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature, some of the pledged assets may be illiquid and may have no readily ascertainable market value. The value of the assets constituting the collateral could be impaired in the future as a result of changing economic conditions and other factors beyond our control. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of the collateral may be insufficient to pay our obligations under the notes in full. See "Description of Notes—Collateral—Sufficiency of Note Collateral."

        If the net proceeds received from the sale of the collateral, after payment of our creditors having first priority security interests in the collateral for which the noteholders hold a second priority lien, are not sufficient to repay all amounts due with respect to the notes, you would, to the extent of the insufficiency, have only an unsecured claim against our and our current and future guarantors' remaining assets, if any. Moreover, the ability of the trustee for the notes to foreclose upon the collateral securing the notes would be delayed if we, or any current or future guarantors, were subject to proceedings under applicable bankruptcy law. See "Description of Notes—Collateral—Certain Bankruptcy and Other Limitations."

The security documents allow us to remain in possession of the collateral.

        The security documents allow us and our subsidiaries to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from the collateral securing the notes. In addition, to the extent we sell any assets that constitute collateral, the proceeds from such sale will be subject to the liens securing the notes only to the extent such proceeds would otherwise constitute "collateral" securing the notes under the security documents. To the extent the proceeds from any such sale of collateral do not constitute "collateral" under the security documents, the pool of assets securing the notes would be reduced and the notes would not be secured by such proceeds.

In the event of a bankruptcy, the ability of the noteholders to realize upon the collateral will be subject to certain bankruptcy law limitations.

        The ability of noteholders to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy or the bankruptcy of any of the guarantors. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to the circumstances, but is intended in general to protect the value of the secured creditor's interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the notes would be made following commencement of and during a bankruptcy case, whether or when the collateral agent, on behalf of the trustee and the noteholders, could foreclose upon or sell the collateral or whether or to what extent noteholders would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, noteholders would hold "undersecured claims." Applicable federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorney's fees for "undersecured claims" during a debtor's bankruptcy case.

The intercreditor agreement limits the ability of the noteholders to realize upon the collateral.

        The collateral agent has entered into an intercreditor agreement with the lender under our Revolving Facility. Under the terms of the intercreditor agreement, your security interest in the secondary collateral will be subordinated to the security interest held by the lender under our Revolving Facility.

        If we incur any other secondary collateral loans, the applicable lender will enter into a counterpart to the intercreditor agreement, or agreement similar to the existing intercreditor agreement, with the collateral agent. The terms of the intercreditor agreement provide that you will generally have no rights in the ABL Collateral (including any rights in the manner of disposing the ABL Collateral) until all of our obligations owing to the lender under our Revolving Facility have been paid in full. The lender who is secured by the first priority security interests in the ABL Collateral will generally have control over releasing those assets subject to the terms of the intercreditor agreement with the collateral agent. The lender may have significantly different interests than the noteholders and may have very little indebtedness outstanding. The lender under our Revolving Facility is under no obligation to take the interests of the noteholders into account in determining whether to exercise its rights in respect of the ABL Collateral, subject to the intercreditor agreement, and its interests may differ or be adverse from yours. See "Description of Notes—Collateral—Intercreditor Agreement."

Rights of noteholders in the collateral may be adversely affected by the failure to perfect security interests in certain collateral existing or acquired in the future.

        The security interest in the collateral securing the notes includes domestic assets, both tangible and intangible, whether now owned or acquired or arising in the future. There can be no assurance that the collateral agent will monitor, or that we will inform the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after acquired collateral. The failure to perfect a security interest in respect of such acquired collateral may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

        If we or any guarantor were to become subject to a bankruptcy proceeding after the original issue date of the notes (i.e., March 15, 2010, as to $105 million principal amount of the notes or August 19, 2010 as to $50 million principal amount of the notes), any liens recorded or perfected after such issue date of the notes would face a greater risk of being invalidated than if they had been recorded or perfected on such issue date. If a lien is recorded or perfected after such issue date, it may be treated under bankruptcy law as if it were delivered to secure previously existing debt. In bankruptcy proceedings commenced within 90 days of lien perfection, a lien given to secure previously existing debt is materially more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date of the notes. Accordingly, if we or a guarantor were to file for bankruptcy after such issue date of the notes and the liens had been perfected less than 90 days before commencement of such bankruptcy proceeding, the liens securing the notes may be especially subject to challenge as a result of having been delivered after such issue date of the notes. To the extent that such challenge succeeded, you would lose the benefit of all or a portion of the security that the collateral was intended to provide.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

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  received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee;

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  was insolvent or rendered insolvent by reason of such incurrence;

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  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

        In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

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  if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that our subsidiaries, which will become guarantors, will not, after giving effect to their guarantees of these notes, be insolvent, have unreasonably small capital for the business in which they are engaged and have incurred debts beyond their ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture.

        Upon the occurrence of certain specific kinds of change of control events, we are required to offer to repurchase all outstanding notes at 101% of the aggregate principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase. We cannot assure you that we will have sufficient funds at the time of the change of control to make the required repurchase of notes. Any such failure to comply with this offer and repurchase obligation would constitute an event of default under the indenture.

You may be required to recognize taxable income on the exchange notes in a taxable year in excess of cash payments made to you on the exchange notes.

        The unregistered notes were issued with a net original issue discount ("OID") for U.S. federal income tax purposes. As a result, in addition to the stated interest on the exchange notes, depending upon the amount a U.S. holder pays for a note, a U.S. holder may be required to include amounts representing the remaining OID in gross income (as ordinary income) on a constant yield basis for U.S. federal income tax purposes in advance of the receipt of cash payments to which such income is attributable, regardless of such holder's method of tax accounting. See "Material U.S. Federal Income Tax Consequences."

If you do not properly tender your unregistered notes, your ability to transfer such outstanding notes will be adversely affected.

        We will only issue exchange notes in exchange for unregistered notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the unregistered notes and you should carefully follow the instructions on how to tender your unregistered notes. None of the issuers, the guarantors or the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the unregistered notes. If you do not tender your unregistered notes or if your tender of unregistered notes is not accepted because you did not tender your unregistered notes properly, then, after consummation of the exchange offer, you will continue to hold unregistered notes that are subject to the existing transfer restrictions. After the exchange offer is consummated, if you continue to hold any unregistered notes, you may have difficulty selling them because there will be fewer unregistered notes remaining and the market for such unregistered notes, if any, will be much more limited than it is currently. In particular, the trading market for unexchanged unregistered notes could become more limited than the existing trading market for the unregistered notes and could cease to exist altogether due to the reduction in the amount of the unregistered notes remaining upon consummation of the exchange offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of such untendered unregistered notes.

If you are a broker-dealer or participating in a distribution of the exchange notes, you may be required to deliver prospectuses and comply with other requirements.

        If you tender your unregistered notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for unregistered notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

        The exchange notes are a new issue of securities for which there is no existing trading market. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt, such as the exchange notes, has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your notes. Future trading prices of the exchange notes will depend on many factors, including prevailing interest rates, the market for similar notes, our performance or other factors.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        We entered into registration rights agreements with the standby purchasers of the unregistered notes, in which we agreed to file a registration statement relating to an offer to exchange the unregistered notes for the registered notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable best efforts to cause the registration statement to become effective under the Securities Act. The registered notes will have terms substantially identical to the unregistered notes except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the unregistered notes. Unregistered notes in an aggregate principal amount of $155.0 million were issued, (i) $105.0 million aggregate principal amount of which were issued in a private offering on March 15, 2010 and (ii) $50.0 million aggregate principal amount of which were issued in a private offering on August 19, 2010.

        If:

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  because of any change in law or in applicable interpretations of the staff of the SEC, the issuer is not permitted to effect an exchange offer;

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  for any other reason the registration statement of which this prospectus is a part is not declared effective within 365 days of the issue date of the unregistered notes, or the exchange offer is not consummated within 50 days following the initial effectiveness of the registration statement of which this prospectus is a part;

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  in certain circumstances, certain holders of unregistered notes so request; or

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  in the case of certain holders that participate in the exchange offer, such holder does not receive registered notes on the date of the exchange that may be sold without restriction under state and federal securities laws, then in each case, we will (x) promptly deliver to the holders and the trustee written notice thereof and (y) at our sole expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the notes (the "shelf registration statement") and (b) use our commercially reasonable best efforts to keep the shelf registration statement continuously effective until the earliest of (i) the date on which the notes registered under the shelf registration statement may be sold, in the opinion of our counsel, in a three-month period under Rule 144 without volume or other limits, (ii) the date all the notes registered under such shelf registration statement have been sold and (iii) two years after the date on which the shelf registration statement became effective with respect to the offer and sale of the notes, plus the aggregate number of days in all applicable suspension periods set forth in the applicable registration rights agreement.

        We will, in the event that a shelf registration statement is filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the applicable registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations).

        Each holder of unregistered notes that wishes to exchange such unregistered notes for transferable registered notes in the exchange offer will be required to make the following representations:

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  that any registered notes to be received by it will be acquired in the ordinary course of its business;

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  that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the registered notes in violation of the Securities Act;

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  that it is not our "affiliate" (as defined in Rule 405 promulgated under the Securities Act), or, if it is an affiliate, that it will comply with any applicable registration and prospectus delivery requirements of the Securities Act;

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  if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of registered notes; and

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  if such holder is a broker-dealer that will receive registered notes for its own account in exchange for notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such registered notes.

        In addition, the SEC has taken the position that each broker-dealer that receives registered notes for its own account in exchange for unregistered notes, where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may fulfill their prospectus delivery requirements with respect to the registered notes (other than a resale of an unsold allotment from the original sale of the registered notes) by delivering a prospectus in connection with any resale of such registered notes. See "Plan of Distribution."

        Notwithstanding anything to the contrary in the registration rights agreements, upon notice to holders of the registered notes, we may suspend use of the prospectus included in any shelf registration statement from time to time in the event that and for a period of time (referred to as a Blackout Period) not to exceed an aggregate of 60 consecutive days or 90 days in any 12-month period if our Board of Directors determines in good faith that (i) the disclosure of an event, occurrence or other item at such time (that would not otherwise be required to be disclosed) required to be disclosed in the prospectus or shelf registration statement to permit the use thereof could reasonably be expected to have a material adverse effect on our and our guarantors' business, operations or prospects, taken as a whole, (ii) the disclosure otherwise relates to a material corporate development or other business transaction (including any financing, offering, acquisition, corporate reorganization or other significant transaction) involving us or any of its direct or indirect subsidiaries which has not been publicly disclosed (and is not otherwise required to be disclosed), disclosure of which would be materially adverse to our interests or (iii) changes in the registration statement or related prospectus are required so that, as of such date, such registration statement or prospectus does not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein (in the case of the prospectus, in the light of the circumstances under which they were made) not misleading.

        Additional interest shall become payable in respect of the notes as follows:

          (1)   if (A) neither the exchange offer registration statement nor the shelf registration statement is filed with the SEC on or prior to 180 days after the issue date of the unregistered notes that were the subject of the applicable registration rights agreement or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the applicable registration rights agreement, then commencing on the day after either such required filing date, additional interest shall accrue on the principal amount of the notes at a rate of 2.0% per annum;

          (2)   if (A) neither the exchange offer registration statement nor the shelf registration statement is declared effective by the SEC on or prior to 365 days after the issue date of the unregistered notes that were the subject of the applicable registration rights agreement or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not declared effective by the SEC on or prior to the 90th day (or 180 days if such filing is required as a result of a change in law) following the date such shelf registration statement was filed, then, commencing on the day after either required effective date, additional interest shall accrue on the principal amount of the notes at a rate of 2.0% per annum;

          (3)   if (A) we have not exchanged registered notes for all unregistered notes validly tendered and not withdrawn in accordance with the terms of the exchange offer on or prior to the date that is 50 days from the date the exchange offer registration statement was declared effective, (B) if applicable, the shelf registration statement has been declared effective and such shelf registration statement ceases to be effective or usable in connection with resales of the notes in accordance with and during the periods specified in the applicable registration rights agreement, as applicable, at any time when the registration statement is required to be effective to permit resales (other than during a Blackout Period or after such time as all additional notes have been disposed of thereunder) or (C) we issue a valid notice to suspend the use of the prospectus included in any shelf registration statement and such suspension, when taken together with all other suspensions, if any (but solely to the extent not concurrent), during any 12-month period exceeds 90 days, then, in each case, additional interest shall accrue on the principal amount of the notes at a rate of 2.0% per annum commencing on (x) the 51st day after such effective date, in the case of (A) above, or (y) the day such shelf registration statement ceases to be effective or usable, in the case of (B) above, or (z) the day the prospectus in any shelf registration statement is suspended for any period in excess of 90 days during any 12-month period, in the case of (C) above;

          (4)   if we fail to meet certain of our obligations under the registration rights agreement we entered into with the standby purchasers of our common stock on March 15, 2010 (the "Noteholder New Equity Registration Rights Agreement"), additional interest shall accrue on the principal amount of the notes in the amount of 2.0% per annum; or

          (5)   in the event (a) an exchange offer registration statement for the $105.0 million aggregate principal amount of unregistered notes issued on March 15, 2010 is filed and an exchange offer registration statement for the $50.0 million aggregate principal amount unregistered notes issued on August 19, 2010 is not filed, (b) an exchange offer registration statement for the $105.0 million aggregate principal amount of unregistered notes issued on March 15, 2010 is declared effective and an exchange offer registration statement for the $50.0 million aggregate principal amount unregistered notes issued on August 19, 2010 is not declared effective, or (c) a registered exchange offer for the $105.0 million aggregate principal amount of unregistered notes issued on March 15, 2010 is consummated and a registered exchange offer for the $50.0 million aggregate principal amount unregistered notes issued on August 19, 2010 is not consummated, in each case, within 30 days of such filing, effectiveness or consummation, as the case may be, additional interest shall accrue on the principal amount of the notes in the amount of 2.0% per annum;

provided, however, that additional interest will not accrue under more than one of the foregoing clauses (1), (2) (3), (4) or (5) at any one time; provided further, however, that the amount of additional interest accruing will not exceed 2.0% per annum; provided further, however, that (a) upon the filing of the exchange offer registration statement or a shelf registration statement (in the case of clause (1) above), (b) upon the effectiveness of the exchange offer registration statement or a shelf registration statement (in the case of clause (2) above), (c) upon the exchange of registered notes for all unregistered notes tendered (in the case of clause (3)(A) above), (d) upon the day that the prospectus in a shelf registration statement the use of which was previously suspended may be used again (in the case of clause (3)(B) or (C) above), (e) as otherwise set forth in the Noteholder New Equity Registration Rights Agreement we entered into with the standby purchasers of our common stock on March 15, 2010 (in the case of (4) above), or (f) upon filing, effectiveness or consummation (in the case of (5) above), additional interest on the notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

        Any amounts of additional interest that have accrued pursuant to clauses (1), (2), (3), (4) or (5) above will be payable in cash on the same original interest payment dates as the notes.

        This summary of the provisions of the registration rights agreements does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration right agreements, copies of which are available from us upon request.

Resale of Registered Notes

        Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that registered notes issued pursuant to the exchange offer in exchange for unregistered notes may be offered for resale, resold and otherwise transferred by any exchange note holder (unless such holder is our "affiliate" within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

  •
  are acquiring the registered notes in the ordinary course of business; and

  •
  have not engaged in, do not intend to engage in and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the registered notes.

        Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the registered notes:

  •
  cannot rely on the position of the staff of the SEC set forth in "Exxon Capital Holdings Corporation" or similar interpretive letters; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in "Exxon Capital Holdings Corporation" or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

        This prospectus may be used for an offer to resell, for the resale or for other retransfer of registered notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the unregistered notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives registered notes for its own account in exchange for unregistered notes, where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. Please read the section captioned "Plan of Distribution" for more details regarding these procedures for the transfer of registered notes. We have agreed that, for the period required by the Securities Act after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the registered notes.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any unregistered notes properly tendered and not withdrawn prior to the expiration date. We will issue up to $155.0 million aggregate principal amount of registered notes in exchange for an equal principal amount of the unregistered notes surrendered under the exchange offer. Unregistered notes may be tendered for the registered notes only in integral multiples of $1,000.

        The form and terms of the registered notes will be substantially identical to the form and terms of the unregistered notes except that the registered notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreements to file, and cause to become effective, a registration statement. The registered notes will evidence the same debt as the unregistered notes. The registered notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the unregistered notes. Consequently, each series of notes will be treated as a single class of debt securities under the applicable indenture.

        The exchange offer is not conditioned upon any minimum aggregate principal amount of unregistered notes being tendered for exchange.

        As of the date of this prospectus, $155.0 million aggregate principal amount of the unregistered notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of unregistered notes. There will be no fixed record date for determining registered holders of unregistered notes entitled to participate in the exchange offer.

        We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Unregistered notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the unregistered notes.

        We will be deemed to have accepted for exchange properly tendered unregistered notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the registered notes from us and delivering registered notes to such holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any unregistered notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "—Certain Conditions to the Exchange Offer."

        Holders who tender unregistered notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of unregistered notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled "—Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

        The exchange offer will expire 5:00 p.m., New York City time, on                    , 2010, unless we extend it in our sole discretion. However, we will not extend the exchange offer for more than 50 days after the date of this prospectus.

        In order to extend the exchange offer, we will notify the exchange agent orally or in writing. In addition, we will notify the registered holders of unregistered notes, in writing, by public announcement or both, of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any unregistered notes before expiration or termination of the exchange offer, including any extensions;

  •
  to extend the exchange offer or to terminate the exchange offer and to refuse to accept unregistered notes not previously accepted if any of the conditions set forth below under "—Certain Conditions to the Exchange Offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

  •
  subject to the terms of the registration rights agreements, to amend the terms of the exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by giving notice or public announcement thereof to the registered holders of unregistered notes. Holders of unregistered notes that tender before or after the offer is extended will have until the new expiration date to withdraw their notes. If we amend the exchange offer in a manner that we determine to constitute a material change, including a waiver of what we determine to be a material condition, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of unregistered notes of such amendment and extend the exchange offer for a period deemed adequate by us to permit holders to withdraw their unregistered notes. In any event, the extension will be at least five business days. If we amend the exchange offer to condition our offer on valid tenders from a specified percentage of unregistered notes or increase or decrease this percentage we will extend the exchange offer by at least 10 days. If we terminate this exchange offer as provided in this prospectus before accepting any unregistered notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a material change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part and, if necessary, recirculate a revised prospectus. In addition, we will in all events comply with our obligation to promptly issue registered notes for all unregistered notes properly tendered and accepted for exchange in the exchange offer upon expiration of the exchange offer and will return unregistered notes not accepted for exchange promptly upon termination or expiration of the exchange offer.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall not have any obligation to publish, advertise or otherwise communicate any such public announcement, other than by filing a Current Report on Form 8-K with the SEC or issuing a timely press release to a financial news service.

Certain Conditions to the Exchange Offer

        Despite any other terms of the exchange offer, we will not be required to accept for exchange, or exchange any registered notes for, any unregistered notes, and we may terminate the exchange offer as provided in this prospectus before accepting any unregistered notes for exchange if:

  •
  the exchange offer, or the making of any exchange by a holder of unregistered notes, would violate applicable law or any applicable interpretation of the staff of the SEC;

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer;

  •
  any material adverse development has occurred in any existing action or proceeding with respect to us; or

  •
  any governmental approval has not been obtained, which approval we, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated by this prospectus.

        In addition, we will not be obligated to accept for exchange the unregistered notes of any holder that has not made:

  •
  the representations described under "—Purpose and Effect of the Exchange Offer," "—Procedures for Tendering" and "Plan of Distribution;" and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the registered notes under the Securities Act.

        We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any unregistered notes by giving oral or written notice of such extension to the registered holders of the unregistered notes. During any such extensions, all unregistered notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any unregistered notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

        We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any unregistered notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give notice of or publicly announce any extension, amendment, non-acceptance or termination to the registered holders of the unregistered notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. We will in all events comply with our obligation to promptly issue registered notes for all unregistered notes properly tendered and accepted for exchange in the exchange offer upon expiration of the exchange offer or to promptly return unregistered notes not accepted for exchange upon termination or expiration of the exchange offer.

        These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times (provided that, if we waive a condition for one participant in the exchange offer, we must waive that condition for all participants). All conditions to the exchange offer, however, must be satisfied or waived by us prior to the expiration of the exchange offer.

        In addition, we will not accept for exchange any unregistered notes tendered, and will not issue registered notes in exchange for any such unregistered notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering

        Only a holder of unregistered notes may tender such unregistered notes in the exchange offer. To tender in the exchange offer, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive unregistered notes along with the letter of transmittal;

  •
  the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such unregistered notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "—Exchange Agent" prior to the expiration date.

        The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of unregistered notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or unregistered notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

        Any beneficial owner whose unregistered notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners' behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its unregistered notes, either:

  •
  make appropriate arrangements to register ownership of the unregistered notes in such owner's name; or

  •
  obtain a properly completed bond power from the registered holder of unregistered notes.

        Depending on the facts and circumstances applicable to a particular beneficial owner, including the nominee in whose name the notes are registered and applicable state laws, the transfer of registered ownership may take an indeterminable amount of time and may not be completed prior to the expiration date.

        Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member of the Medallion Signature Guarantee Program or by any other "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each are referred to as an "eligible institution") unless the unregistered notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        If the unregistered notes are registered in the name of a person other than the signer of the letter of transmittal or if unregistered notes not accepted for exchange or not tendered are to be returned to a person other than the registered holder, then the signatures on the letter of transmittal accompanying the tendered unregistered notes must be guaranteed by an eligible institution as described above. See Instructions 1 and 5 of the letter of transmittal.

        If the letter of transmittal or any unregistered notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

        Any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the unregistered notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering unregistered notes that are the subject of such book-entry confirmation;

  •
  such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

  •
  the agreement may be enforced against such participant.

        We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered unregistered notes and withdrawal of tendered unregistered notes. Our determination will be final and binding. We reserve the absolute right to reject any unregistered notes not properly tendered or any unregistered notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tenders as to particular unregistered notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of unregistered notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of unregistered notes will not be deemed made until such defects or irregularities have been cured or waived. Any unregistered notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration or termination date.

        In all cases, we will issue registered notes for unregistered notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  unregistered notes or a timely book-entry confirmation of such unregistered notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By signing the letter of transmittal, each tendering holder of unregistered notes will represent that, among other things:

  •
  that any registered notes to be received by it will be acquired in the ordinary course of its business;

  •
  that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the registered notes in violation of the Securities Act;

  •
  that it is not our "affiliate" (as defined in Rule 405 promulgated under the Securities Act), or, if it is an affiliate, that it will comply with any applicable registration and prospectus delivery requirements of the Securities Act;

  •
  if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of registered notes; and

  •
  if such holder is a broker-dealer that will receive registered notes for its own account in exchange for notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such registered notes.

        In addition, the SEC has taken the position that each broker-dealer that receives registered notes for its own account in exchange for unregistered notes, where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may fulfill their prospectus delivery requirements with respect to the registered notes (other than a resale of an unsold allotment from the original sale of the registered notes) by delivering a prospectus in connection with any resale of such registered notes. See "Plan of Distribution."

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the unregistered notes at DTC for purposes of the exchange offer promptly after the date of this prospectus and any financial institution participating in DTC's system may make book-entry delivery of unregistered notes by causing DTC to transfer such unregistered notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of unregistered notes who are unable to deliver confirmation of the book-entry tender of their unregistered notes into the exchange agent's account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their unregistered notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        Holders wishing to tender their unregistered notes but whose unregistered notes are not immediately available or who cannot deliver their unregistered notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date may tender if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery:

  •
  stating that the tender is being made thereby;

  •
  guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the unregistered notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  •
  setting forth the name and address of the holder, the registered number(s) of such unregistered notes and the principal amount of unregistered notes tendered; and

  •
  the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered unregistered notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their unregistered notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, holders of unregistered notes may withdraw their tenders at any time prior to the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice of withdrawal, which notice may be by facsimile transmission or letter, at one of the addresses set forth below under "—Exchange Agent"; or

  •
  holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any such notice of withdrawal must:

  •
  specify the name of the person who tendered the unregistered notes to be withdrawn;

  •
  identify the unregistered notes to be withdrawn, including the principal amount of such unregistered notes; and

  •
  where certificates for unregistered notes have been transmitted, specify the name in which such unregistered notes were registered, if different from that of the withdrawing holder.

        If certificates for unregistered notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

        If unregistered notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn unregistered notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of such notices, and our determination shall be final and binding on all parties. We will deem any unregistered notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any unregistered notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of unregistered notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such unregistered notes will be credited to an account maintained with DTC for unregistered notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn unregistered notes may be retendered by following one of the procedures described under "—Procedures for Tendering" above at any time prior to the expiration date.

Exchange Agent

        Wilmington Trust FSB has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

Wilmington Trust FSB
c/o Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-1626
 Attention: Sam Hamed

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

        Our expenses in connection with the exchange offer include:

  •
  SEC registration fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

Transfer Taxes

        In general, we will pay all transfer taxes, if any, applicable to the exchange of unregistered notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing unregistered notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of unregistered notes tendered;

  •
  tendered unregistered notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of unregistered notes under the exchange offer.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        In addition, holders who instruct us to register registered notes in the name of, or request that unregistered notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer taxes.

Consequences of Failure to Exchange

        Holders of unregistered notes who do not exchange their unregistered notes for registered notes under the exchange offer, including as a result of failing to timely deliver unregistered notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such unregistered notes:

  •
  as set forth in the legend printed on the unregistered notes as a consequence of the issuance of the unregistered notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise as set forth in the offering circular distributed in connection with the private offering of the unregistered notes.

        In addition, you will no longer have any registration rights or be entitled to additional interest with respect to the unregistered notes. Therefore, you should allow sufficient time to ensure timely delivery of the unregistered notes and you should carefully follow the instructions on how to tender your unregistered notes.

        In general, you may not offer or sell the unregistered notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the unregistered notes under the Securities Act. Based on interpretations of the SEC staff, registered notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the registered notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the registered notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the registered notes:

  •
  cannot rely on the applicable interpretations of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        After the exchange offer is consummated, if you continue to hold any unregistered notes, you may have difficulty selling them.

Accounting Treatment

        We will record the registered notes in our accounting records at the same carrying value as the unregistered notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will expense the costs of this exchange offer as incurred.

Other

        Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered unregistered notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any unregistered notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered unregistered notes.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the registered notes in the exchange offer. In consideration for issuing the registered notes contemplated in this prospectus, we will receive unregistered notes in like principal amount, the form and terms of which are the same as the form and terms of the registered notes, except that the registered notes will not contain transfer restrictions or registration rights. Unregistered notes surrendered in exchange for registered notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the registered notes will not result in any change in our outstanding indebtedness.

 CAPITALIZATION

        The following table sets forth, as of June 30, 2010, our cash and cash equivalents and capitalization on an actual basis. This table should be read in conjunction with our historical financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information that is included elsewhere in this prospectus.

Cash and equivalents(1)	$50,177

Revolving credit facility(2)	$—
Long term debt
Senior secured notes	105,000 (3)

Total long term debt	105,000

Stockholders' equity (deficit)
Common stock ($0.001 par value; 15,000,000 shares authorized; 7,364,573 shares issued and outstanding)	7
Additional paid in capital	222,449
Retained earnings (deficit)	(16,359)
Accumulated other comprehensive loss	(2,467)

Total stockholders' equity (deficit)	203,630

Total capitalization	$308,630

(1)
Cash and equivalents was approximately $50.2 million at June 30, 2010. Cash and equivalents excludes restricted cash of $12.8 million at June 30, 2010.

(2)
Available borrowing under our $20.0 million Revolving Facility totaled $5.9 million as of June 30, 2010. As of June 30, 2010, there were no amounts drawn against the Revolving Facility, and no outstanding letters of credit issued under the Revolving Facility.

(3)
Excludes $50.0 million aggregate principal amount of notes issued in August 2010.

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following tables set forth selected historical consolidated financial data of Aventine Renewable Energy Holdings, Inc. and its subsidiaries on or as of the dates and for the periods indicated. We have derived the selected consolidated financial data as of December 31, 2009, 2008 and 2007 and for the years then ended from the historical audited consolidated financial statements of Aventine Renewable Energy Holdings, Inc. and its subsidiaries prepared in accordance with GAAP, included elsewhere in this prospectus. We have derived the selected consolidated financial data as of December 31, 2006 and 2005 and for the years then ended from the historical audited financial statements of Aventine Renewable Energy Holdings, Inc. and its subsidiaries not included in this prospectus. We derived the unaudited consolidated statement of operations data for the four months ended June 30, 2010, the two months ended February 28, 2010 and for the six months ended June 30, 2009, as well as unaudited consolidated balance sheet data as of June 30, 2010, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data as of February 28, 2010 and June 30, 2009, from our unaudited interim consolidated financial statements not included in this prospectus. The historical results of Aventine Renewable Energy Holdings, Inc. and its subsidiaries for any prior period are not necessarily indicative of the results to be expected in any future period, and financial results for any interim period are not necessarily indicative of results for a full year.

        In connection with our emergence from reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 governing reorganizations. We elected to adopt a convenience date of February 28, 2010 (a month end for our financial reporting purposes) for application of fresh-start accounting. In accordance with the ASC 852 rules governing reorganizations, we recorded largely non-cash reorganization income and expense items directly associated with our reorganization proceedings including professional fees, the revaluation of assets, the effects of our reorganization plan and fresh-start accounting and write-off of debt issuance costs. As a result of the application of fresh-start accounting, our financial statements prior to and including February 28, 2010 represent the operations of our pre-reorganization predecessor company and are presented separately from the financial statements of our post-reorganization successor company. As a result of the application of fresh-start accounting, the financial statements prior to and including February 28, 2010 are not fully comparable with the financial statements for periods on or after February 28, 2010.

        The historical consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, reference to our historical consolidated financial statements and the accompanying notes thereto and other financial information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Successor	Predecessor
	Four months ended June 30, 2010	Two months ended February 28, 2010	Six months ended June 30, 2009	Year Ended December 31,
				2009	2008	2007	2006	2005
Statement of Operations Data:
(in thousands, except per share amounts)
Net sales	$133,878	$77,675	$354,657	$594,623	$2,248,301	$1,571,607	$1,592,420	$935,468
Cost of goods sold	(132,766)	(66,686)	(375,980)	(585,904)	(2,239,340)	(1,497,807)	(1,460,806)	(848,053)

Gross profit	1,112	10,989	(21,323)	8,719	8,961	73,800	131,614	87,415
Selling, general and administrative expenses	(14,286)	(4,608)	(16,691)	(26,694)	(35,410)	(36,367)	(28,328)	(22,500)
Demobilization costs associated with expansion projects	—	—	—	—	(9,874)	—	—	—
Impairment of plant development costs	—	—	—	—	(1,557)	—	—	—
Other income (expense)	(1,659)	(515)	173	(1,510)	2,936	1,113	3,389	989

Operating income (loss)	(14,833)	5,866	(37,841)	(19,485)	(34,944)	38,546	106,675	65,904
Other income (expense):
Income from termination of marketing agreements	—	—	10,176	10,176	—	—	—	—
Loss on the sale of auction rate securities	—	—	—	—	(31,601)	—	—	—
Interest income	15	—	11	11	3,040	12,432	4,771	2,218
Interest expense(1)	(3,100)	(1,422)	(11,002)	(14,697)	(5,077)	(16,240)	(9,348)	(16,510)
Loss on marketing alliance investment	—	—	—	—	(4,326)	—	—	—
Loss on early extinguishment of debt	—	—	—	—	—	—	(14,598)	—
Gain (loss) on derivative transactions	439	—	1,218	1,219	17,110	(78)	3,654	1,781

Other non-operating income	210	—	—	—	—	—	—	—

Income (loss) before reorganization items and income taxes	(17,269)	4,444	(37,438)	(22,776)	(55,798)	34,660	91,154	53,393
Reorganization items	—	(20,282)	(42,749)	(32,440)	—	—	—	—
Gain due to Plan effects	—	136,574	—	—	—	—	—	—
Loss due to fresh start accounting adjustments	—	(387,655)	—	—	—	—	—	—

Income (loss) before income taxes	(17,269)	(266,919)	(80,187)	(55,216)	(55,798)	34,660	91,154	53,393
Income tax expense (benefit)	(910)	(626)	(6,685)	(8,956)	(7,472)	(477)	31,685	18,807

Net income (loss)	$(16,359)	$(266,293)	$(73,502)	$(46,260)	$(48,326)	$35,137	$59,469	$34,586
Net income (loss) attributable to non-controlling interest	—	—	—	—	(1,230)	1,338	4,568	2,404

Net income (loss) attributable to controlling interest	$(16,359)	$(266,293)	$(73,502)	$(46,260)	$(47,096)	$33,799	$54,901	$32,182

	Successor	Predecessor
	Four months ended June 30, 2010	Two months ended February 28, 2010	Six months ended June 30, 2009	Year Ended December 31,
				2009	2008	2007	2006	2005
Per Share Data:
Income (loss) per common share-basic	$(1.87)	$(6.14)	$(1.71)	$(1.08)	$(1.12)	$0.81	$1.43	$0.93
Basic weighted-average common shares	8,581	43,401	42,968	42,968	42,136	41,886	38,411	34,686
Income (loss) per common share-diluted	$(1.87)	$(6.14)	$(1.71)	$(1.08)	$(1.12)	$0.80	$1.39	$0.89
Diluted weighted-average common and common equivalent shares	8,581	43,401	42,968	42,968	42,136	42,351	39,639	36,052
Other Data (unaudited):
(in thousands, except per bushel and per gallon amounts)
EBITDA(2)	$(10,897)	$(263,164)	$(62,254)	$(26,164)	$(38,009)	$49,708	$94,877	$67,555
Adjusted EBITDA(2)	$(8,016)	$8,475	$(17,916)	$8,812	$898	$56,913	$115,953	$69,485
Gallons sold	64,908	31,478	173,623	277,471	935,986	690,171	695,784	529,836
Capital expenditures	$21,498	$2,086	$9,013	$2,279	$265,878	$235,211	$76,499	$20,672
Average price per gallon of ethanol sold	$1.63	$1,91	$1,693	$1.75	$2.22	$2.08	$2.18	$1.63
Average price of corn per bushel	$3.57	$3,66	$4.17	$3.87	$5.02	$3.76	$2.41	$2.08
Balance Sheet Data:
(in thousands, at period end)
Total assets	$341,815	$364,305	$699,276	$713,675	$799,459	$762,185	$408,136	$221,977
Total debt(3)	$105,000	$110,252	$42,765	$42,765	$352,200	$300,000	—	$161,514
Stockholders' equity (deficit)	$203,630	$219,923	$237,665	$267,532	$308,796	$343,871	$304,163	$(20,654)

(1)
Contractual interest expense was $4.4 million, $6.4 million, and $36.6 million for the four months ended June 30, 2010, two months ended February 28, 2010 and the year ended December 31, 2009, respectively.

(2)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. Our definition of EBITDA and Adjusted EBITDA and a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA is provided in note (1) under "Prospectus Summary—Aventine Energy Renewable Holdings, Inc.—Summary Historical Consolidated Financial Data."

(3)
Prior to March 1, 2010, total debt includes amounts outstanding under: 1) our revolving credit agreement; 2) our senior unsecured notes in 2007 and 2008; 3) our debtor-in-possession debt facility; and 4) our previously outstanding senior, secured floating rate notes. The senior unsecured notes are reflected in pre-petition liabilities subject to compromise at December 31, 2009. On and after March 1, 2010, total debt includes amounts outstanding under: 1) our Revolving Facility; 2) our notes; and 3) our short-term note payable to Kiewit Energy Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Consolidated Financial and Operating Data" section of this prospectus and our financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Company Overview

        We are a producer and marketer of corn-based fuel-grade ethanol in the U.S. We market and distribute ethanol to many of the leading energy and trading companies in the U.S. In addition to producing ethanol, our facilities also produce several co-products such as distillers grain, corn gluten meal and feed, corn germ and brewers' yeast, which generate incremental revenue and allow us to help offset a significant portion of our corn costs.

Recent Events

        Notes Offering.    On August 19, 2010, we issued and sold $50.0 million aggregate principal amount of our unregistered notes in a transaction exempt from the registration requirements under the Securities Act, resulting in gross proceeds to us of approximately $51.0 million.

        First Amendment to Secured Revolving Credit Facility.    On August 6, 2010, we and our subsidiaries, as borrowers, entered into the First Amendment with the financial institutions party thereto as lenders, and PNC. The First Amendment amends the Revolving Facility by increasing the letter of credit sublimit under the Revolving Facility from $12.0 million to $17.0 million. The First Amendment also modifies the capital expenditure limitations applicable to us and our subsidiaries under the Revolving Facility and our daily inventory reporting requirements to permit PNC to agree not to require daily reporting by the borrowers of in-transit inventory.

        Acquisition of Canton, Illinois Facility.    On August 6, 2010, we and Riverland entered into the Purchase Agreement pursuant to which we acquired substantially all of the assets, and assumed specified liabilities, of Riverland for a purchase price of $16.5 million. The assets comprise the Canton facility, and include real property at the plant site as well as surrounding parcels.

        Debt Commitment Letter.    On August 2, 2010, we entered into a Debt Commitment Letter with Citi, under which Citi has agreed, at a subsequent time, to use its best efforts to arrange a syndicate of lenders that will provide us with the New Term Loan Facility, and to act as lead arranger, bookrunner, administrative agent and collateral agent for the New Term Loan Facility, on the terms and subject to the conditions set forth in the Debt Commitment Letter. Consummation of the debt financing is subject to various conditions set forth in the Debt Commitment Letter, including the absence of certain "material adverse effects" with respect to us and our subsidiaries, taken as a whole. We are under no obligation to enter into any such debt financing and cannot assure you that we will enter into any such financing transaction on terms acceptable to us, if at all.

Executive Summary—Results of Operations

        The following discussion summarizes the significant factors affecting the consolidated operating results of the Company for the six month periods ended June 30, 2010 and 2009 and years ended December 31, 2009 and 2008. This discussion should be read in conjunction with our condensed consolidated financial statements and notes to our condensed consolidated financial statements contained herein.

        We emerged from bankruptcy on March 15, 2010. On March 15, 2010, we implemented fresh-start accounting in accordance with ASC 852. Thus, the consolidated financial statements prior to March 1, 2010 reflect results based upon the historical cost basis of the Company while the post-emergence consolidated financial statements reflect the new basis of accounting incorporating the fair value adjustments made in recording the effects of fresh-start reporting. Therefore, the post-emergence periods are not comparable to the pre-emergence periods. However, for discussions on the results of operations, we have combined the results for the six months ended June 30, 2010. The combined period has been compared to the six months ended June 30, 2009. We believe that the combined financial results provide management and investors a better perspective of our core business and on-going operational financial performance and trends for comparative purposes.

        Our revenues are principally derived from the sale of ethanol and from the sale of co-products (corn gluten feed and meal, corn germ, CCDS, DDGS, WDGS, carbon dioxide, and brewers' yeast) that we produce as by-products during the production of ethanol at our plants.

        We generated a net loss for the first half of 2010 of $282.7 million, as compared to a net loss of $73.5 million in the first half of 2009. The loss in 2010 is primarily attributable to adjustments required to report assets and liabilities at fair value upon emergence from bankruptcy. We generated a net loss of $46.3 million in 2009, as compared to a net loss of $47.1 million in 2008. The 2009 net loss was significantly increased by $32.4 million in reorganization items resulting from the Company's Chapter 11 bankruptcy filing. The 2008 net loss was increased as a result of $33.2 million in nonrecurring losses comprised of a $31.6 million loss related to the sale of our portfolio of auction rate securities and a $1.6 million impairment loss pertaining to the development costs of a second dry mill ethanol plant on our Pekin site. Revenue in the first half of 2010 decreased to $211.6 million as compared to $354.7 million in the first half of 2009. Revenue in 2009 decreased to $594.6 million as compared to $2.2 billion in 2008.

        Commodity spread, defined as gross ethanol selling price per gallon less net corn cost per gallon, increased from $0.57 per gallon in the first half of 2009 to $0.86 per gallon in the first half of 2010. Commodity spread decreased from $1.00 per gallon in 2008 to $0.79 per gallon in 2009. The average sales price per gallon of ethanol increased in the first half of 2010 to $1.72 per gallon from the $1.69 average received in the first half of 2009. The average sales price per gallon of ethanol decreased in 2009 to $1.75 from the $2.22 average received in 2008. Corn costs during the first half of 2010 averaged $3.60 per bushel, as compared to $4.17 per bushel in the first half of 2009. Corn costs in 2009 averaged $3.87 per bushel, as compared to $5.02 per bushel in 2008. Conversion cost in the first half of 2010 was $0.52 per gallon as compared to $0.50 per gallon in the first half of 2009. Conversion cost in 2009 was $0.49 per gallon as compared to $0.70 per gallon in 2008.

        Gallons of ethanol sold in the first half of 2010 decreased to 95.6 million gallons, as compared to 173.6 million gallons in the first half of 2009. Gallons of ethanol sold in 2009 decreased to 277.5 million from 936.0 million in 2008. With severely declining gross profit margins and general liquidity stress due to frozen credit markets, we negotiated termination agreements with our marketing alliance partners and began to rationalize our distribution network to primarily focus on sales of our equity production beginning in the fourth quarter of 2008. We completed the termination of our marketing alliance and scaled back our purchase/resale program during the first quarter of 2009. Ethanol production for the six months ended June 30, 2010 and the year ended December 31, 2009 totaled 94.0 million gallons and 197.5 million gallons, compared to 99.2 million gallons and 188.8 million gallons in the six months ended June 30, 2009 and the year ended December 31, 2008, respectively. Gross profit for the six months ended June 30, 2010 increased substantially to $12.1 million from $(21.3) million in the six months ended June 30, 2009. Gross profit for the year ended December 31, 2009 decreased slightly to $8.7 million from $9.0 million in the year ended December 31, 2008.

        Our inventory is valued based upon a weighted average of our cost to produce ethanol and the price we pay for ethanol that we purchase from other producers. Due to the dissolution of the marketing alliance in early 2009, we no longer make purchases of ethanol from alliance partners but continue to engage in purchase/resale transactions, as needed, to fulfill our sales commitments. Changes, either upward or downward, in our purchased cost of ethanol or our own production costs, will cause the inventory value to fluctuate from period to period, perhaps significantly. These changes in value flow through our statement of operations as the inventory is sold and can significantly increase or decrease our profitability.

        Other income (loss) was a loss of $2.2 million in the first half of 2010 compared to income of $0.2 million in the first half of 2009. The loss in the first half of 2010 included $0.8 million of expense related to penalties owed for failure to complete the Aurora West expansion facility by July 1, 2009, $1.1 million of expense related to a contract amendment, and $0.5 million in utility demand charges at our Mt. Vernon ethanol expansion facility. In the first half of 2009, the Company recognized income from the termination of marketing agreements with alliance partners totaling $10.2 million.

        We have significantly reduced our hedging activity after the first quarter of 2009. Our gain on derivative transactions has decreased from $1.2 million for the first half of 2009 to $0.4 million for the first half of 2010.

        Reorganization items of $20.3 million in the first half of 2010 were comprised primarily of professional fees directly related to the reorganization and a provision for rejected executory contracts and leases. There were $42.7 million in reorganization items in the first half of 2009. Reorganization items of $(10.3) million during the remainder of 2009 were again comprised primarily of professional fees directly related to the reorganization and a provision for rejected executory contracts and leases.

        The gain due to plan effects in the first half of 2010 of $136.6 million, related to implementation of the plan of reorganization, consisted of $144.0 million of liabilities subject to compromise which were discharged upon emergence from bankruptcy less $5.8 million of unamortized debt issuance costs on the 10.0% senior unsecured notes due 2017 issued March 27, 2007 (the "Old Notes") and $1.6 million related to write-off of prepaid directors and officer insurance. There were no gains due to plan effects in the first half of 2009.

        The loss due to fresh-start accounting adjustments of $387.7 million in the first half of 2010 consisted of adjustments required to report assets and liabilities upon emergence from bankruptcy at fair value.

General

        The following general factors should be considered in analyzing our results of operations:

Variability of Gross Profit

        Our gross profit has fluctuated and may continue to fluctuate substantially from period to period. Gross profit from ethanol sales is mainly affected by changes in selling prices for ethanol, along with the cost of corn, freight and the cost to convert corn to ethanol. The rise and fall of ethanol and corn prices affects the levels of our costs of goods, gross profit and inventory values, even in the absence of any increases or decreases in business activity. Selling prices for ethanol are affected principally by industry oversupply concerns, the price and availability of competing and complementary fuels and the price of corn. All of these factors are beyond our control.

        Our most volatile manufacturing costs are natural gas and corn. See "Risk Factors—Our business is dependent upon the availability and price of corn. Significant disruptions in the supply of corn will materially affect our operating results. In addition, since we generally cannot pass on increases in corn prices to our customers, continued periods of historically high corn prices will also materially adversely affect our operating results," and "—The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we utilize in our manufacturing process." Since both natural gas and ethanol are energy-related products, there has been significant, although not perfect, correlation between their market prices. As a result, at times when natural gas prices had increased, thereby increasing our costs, ethanol prices have typically increased, thereby increasing our revenues and offsetting some of the impact on our results of operations.

Conversion Costs

        Conversion costs per gallon are an important metric in determining our profitability. Conversion costs represent the cost of converting corn into ethanol, and include production salaries, wages and stock compensation costs, fringe benefits, utilities (including coal and natural gas), maintenance, denaturant, insurance, materials and supplies and other miscellaneous production costs. It does not include depreciation and amortization expense.

Summary of Critical Accounting Policies

        We base this discussion and analysis of results of operations, cash flow and financial condition on our consolidated financial statements, which have been prepared in accordance with GAAP.

        The accompanying historical consolidated financial data, as of and from the years ended 2009, 2008 and 2007 and the quarter ended June 30, 2009 do not purport to reflect or provide for the consequences of our Chapter 11 proceedings. In particular, the financial statements do not purport to show (i) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (ii) as to pre-petition liabilities, the amounts that may be paid out for claims or contingencies, or the status and priority thereof; (iii) as to shareowners' equity accounts, the effect of any changes that may be made in our capitalization; or (iv) as to operations, the effect of any changes that may be made to our business.

        In accordance with GAAP, we have applied authoritative guidance of ASC 852, in preparing the consolidated financial statements. This guidance requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses (including professional fees), realized gains and losses and provisions for losses that were realized or incurred in the bankruptcy proceedings are recorded in reorganization items on the accompanying condensed consolidated statements of operations. In addition, pre-petition obligations that were impacted by the bankruptcy reorganization process have been classified on the consolidated balance sheet at December 31, 2009 in "pre-petition liabilities subject to compromise." These liabilities are reported at the amounts that were expected to be allowed by the Bankruptcy Court, even if they may be (or have been) settled for lesser amounts. For information on the bankruptcy reorganization process, see Note 2 of our 2009 annual financial statements and Note 2 of our second quarter of 2010 quarterly financial statements.

Share-based Compensation Expense

        Effective January 1, 2006, we adopted, on a modified prospective transition method, Accounting Standards Codification 718, Compensation—Stock Compensation ("ASC 718"), which requires measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options, based on fair values. Share-based compensation expense recognized is based on the value of the portion of share-based payment awards that is ultimately expected to vest. Share-based compensation expense recognized in our consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007 include compensation expense for unvested share-based payment awards granted prior to December 31, 2005, based on the grant date fair value estimated in accordance with the minimum value method as outlined in ASC 718, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of ASC 718. In conjunction with the adoption of ASC 718, we elected to attribute the value of share-based compensation to expense over the periods of requisite service using the straight-line method.

        Upon adoption of ASC 718, we elected to value our share-based payment awards granted beginning in fiscal year 2006 using a form of the Black-Scholes option-pricing model (the "Option-Pricing Model"), which was previously used to calculate stock-based compensation expense using the minimum value method as outlined in ASC 718. The determination of fair value of share-based payment awards on the date of grant using the Option Pricing Model is affected by our stock price as well as the input of other subjective assumptions, of which the most significant are expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility is normally calculated based upon actual historical stock price movements over the expected option term. Since we have no considerable history of stock price volatility as a public company at the time of the grants, we calculated volatility by considering, among other things, the expected volatilities of public companies engaged in similar industries. Pre-vesting forfeitures prior to June 30, 2008 were estimated using a 3% forfeiture rate. We adjusted the forfeiture rate to 6.4%, 10.7%, 14.2%, and 20.0% as of July 1, 2008, January 1, 2009, July 1, 2009, and October 1, 2009, respectively, to reflect our experience with actual forfeitures. The expected option term is calculated using the "simplified" method permitted by SAB 107. Our options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

Inventory

        Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average first-in-first-out ("FIFO") method for gallons produced at our plants, gallons purchased from our marketing alliance partners and other gallons purchased for resale. In assessing the ultimate realization of inventories, we perform a periodic analysis of market price and compare that to our weighted-average FIFO cost to ensure that our inventories are properly stated at the lower of cost or market.

Derivatives and Hedging Activities

        Our operations and cash flows are subject to fluctuations due to changes in commodity prices. We use derivative financial instruments from time-to-time to manage commodity prices. Derivatives used are primarily commodity futures contracts, swaps and option contracts.

        We apply the provisions of Accounting Standards Codification 815, Derivatives and Hedging ("ASC 815"), for our derivatives. These derivative contracts are not designated as hedges and, therefore, except for contracts that meet the normal purchase or normal sale exception, are marked to market each period, with corresponding gains and losses recorded in other non-operating income (loss). The fair value of these derivative contracts are recognized in other current assets or other current liabilities in the consolidated balance sheets, net of any cash received from the relevant brokers.

        ASC 815 requires a company to evaluate contracts to determine whether the contracts are derivatives. Certain contracts that meet the literal definition of a derivative under ASC 815 may be exempted from the accounting and reporting requirements of ASC 815 as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. The Company elects to designate its forward purchases of corn and forward sales of ethanol as normal purchases and sales under ASC 815. Accordingly, these contracts are not recorded in our financial results until performance under them occurs.

Income Taxes

        Under Accounting Standards Codification 740, Income Taxes ("ASC 740"), deferred tax liabilities and assets are recorded for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Property, plant and equipment, stock-based compensation expense and investments in marketing alliance partners are the primary sources of these temporary differences. Deferred income taxes also includes net operating loss and capital loss carryforwards. The Company establishes valuation allowances to reduce deferred tax assets to amounts it believes are realizable and contingency reserves for implemented tax planning strategies. These valuation allowances and contingency reserves are adjusted based upon changing facts and circumstances.

Pension and Postretirement Benefit Costs

        Net pension and postretirement costs were $0.7 million for the year ended December 31, 2009 and $0.3 million for the year ended December 31, 2008. Total estimated pension and postretirement expense in 2010 is expected to be similar to previous years. These expenses are primarily included in cost of goods sold. We made contributions to our defined benefit pension plan in 2009, 2008 and 2007 of $0.2 million, $0.9 million, and $0.5 million, respectively. In 2010, we expect to make contributions totaling $0.8 million to our defined benefit plan.

        Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected long-term rates of return on plan assets. Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes to the level of contributions to these plans and other factors.

        We determine our actuarial assumptions for our pension and post retirement plans, after consultation with our actuaries, on December 31 of each year to calculate liability information as of that date and pension and postretirement expense for the following year. The discount rate assumption is determined based on a spot yield curve that includes bonds that are rated Corporate AA or higher with maturities that match expected benefit payments under the plan.

        The expected long-term rate of return on plan assets reflects projected returns for the investment mix that have been determined to meet the plan's investment objectives. The expected long-term rate of return on plan assets is selected by taking into account the expected weighted averages of the investments of the assets, the fact that the plan assets are actively managed to mitigate downside risks, the historical performance of the market in general and the historical performance of the retirement plan assets over the past ten years.

Revenue Recognition

        Revenue is generally recognized when title to products is transferred to an unaffiliated customer as long as the sales price is fixed or determinable and collectability is reasonably assured. For the majority of sales, this generally occurs after the product has been offloaded at the customers' site. For others, the transfer of title occurs at the shipment origination point. The majority of sales are invoiced at the final per unit price which may be a previously contracted fixed price or a market price at the time of shipment. Other sales are invoiced and the initial receipts are collected based upon a provisional price, and such sales are adjusted to a final price based upon a monthly-average spot market price. Sales are made under normal terms and usually do not require collateral.

        The Company has marketed ethanol for other third-party producers. Revenues from such non-Company produced gallons are generally recorded on a gross basis in the accompanying statements of operations, as the Company takes title to the product, assumes all risks associated with the purchase and sale of such gallons and is considered the primary obligor on the sale. Transactions entered into with the same counterparty which have been negotiated in contemplation of one another are recorded on a net basis.

        The majority of sales are based upon a delivered price, which includes a cost for freight. In such cases, the sales price, including the cost of delivery plus any respective motor fuel excise taxes, is invoiced and included in revenue. If title transfers at the shipment origination point, the customer generally is responsible for freight costs, and the Company does not recognize such freight costs in its financial statements.

Fresh-Start Accounting

        As required by GAAP, in connection with emergence from Chapter 11 reorganization proceedings, we adopted the fresh-start accounting provisions of ASC 852 effective February 28, 2010. Under ASC 852, the reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for our assets immediately after restructuring. The reorganization value is allocated to the respective assets. Liabilities, other than deferred taxes and severance benefits, are stated at present values of amounts expected to be paid.

        Fair values of assets and liabilities represent our best estimates based on our appraisals and valuations which incorporated industry data and trends and relevant market rates and transactions available to us at the time. The estimate of reorganization equity value was determined by Company management with assistance from an independent financial advisor, who developed the reorganization equity value using a combination of the following three measurement methodologies: 1) comparable public company analysis, 2) discounted cash flow analysis, and 3) precedent transactions analysis. This amount was determined based, in part, on economic, competitive and general business conditions prevailing at the time. These estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond our reasonable control.

        The significant assumptions related to adjusting our assets and liabilities to fair value in connection with fresh-start accounting include the following:

        Cash, Accounts Receivable, Prepaid Assets and Other Current Assets, Accrued Liabilities, and Other Current Liabilities—We evaluated the fair value of financial instruments represented in current assets and current liabilities, including cash, accounts receivable, prepaid assets and other current assets, accrued liabilities, and other current liabilities. Based upon our evaluations, we concluded that the carrying value approximates fair value of these financial instruments due to their short maturities or variable-rate nature of the respective balances.

        Restricted Cash, and Other Long-Term Liabilities—We evaluated the fair value of restricted cash and other long-term liabilities. The restricted cash balances are held in interest-bearing accounts and we therefore concluded that the carrying value approximates fair value. The other long-term liabilities principally represent company obligations related to pension and retiree medical costs. Such liabilities are calculated using various assumptions including an assumed discount rate which we believe is reasonable, and we therefore concluded that carrying value of such long-term liabilities approximates fair value.

        Inventories—Inventories consist primarily of agricultural and energy-related commodities including corn, ethanol, and coal. The fair value of these commodities was determined through reference to prices that were publicly available at the time, as adjusted for physical location.

        Property, plant and equipment—Property, plant and equipment was valued at fair value of approximately $208.8 million as of February 28, 2010. The Company determined fair value with the assistance of an independent valuation firm. In establishing fair value for the vast majority of the Company's property, plant and equipment, the cost approach was utilized. The cost approach considers the amount required to replace an asset by constructing or purchasing a new asset with similar utility, then adjusts the value in consideration of all forms of depreciation as of the appraisal date as described below:

  •
  Physical depreciation—the loss in value or usefulness attributable solely to use of the asset and physical causes such as wear and tear and exposure to the elements.

  •
  Functional obsolescence—a loss in value is due to factors inherent in the asset itself and due to changes in technology, design or process resulting in inadequacy, overcapacity, lack of functional utility or excess operating costs.

  •
  Economic obsolescence—loss in value by unfavorable external conditions such as economics of the industry or geographic area, or change in ordinances.

The cost approach relies on management's assumptions regarding current material and labor costs required to rebuild and repurchase significant components of our property, plant and equipment along with assumptions regarding the age and estimated useful lives of our property, plant and equipment.

        Other Assets—Other assets include a long-term deposit for utilities against which the Company may apply certain future natural gas transportation charges. The fair value of this deposit was determined based upon a discounted cash flow model for which the significant inputs include the Company's estimated purchase timing and amount of natural gas, and the discount rate estimated to be 13%. If the Company had applied a discount rate of 1% higher or lower, the fair value of the asset would have decreased or increased by $168 thousand or $177 thousand, respectively.

        Accounts Payable—Accounts payable include an estimated liability associated with an off-market coal purchase contract which continues throughout 2010. The fair value of this contract was determined through reference to coal prices that were publicly available at the time, as adjusted for physical location. This liability will be amortized to income as the related coal purchases affect the cost of production. For other accounts payable items, we evaluated such liabilities to determine fair value and concluded that the carrying value approximates fair value of these financial instruments due to their short maturities or variable-rate nature of the respective balances.

        Long-Term Debt—Long-term debt was valued at fair value with the assistance of an independent valuation firm based on an analysis of market interest rates for guideline companies with similar debt and terms, interest rates for companies recently emerged from bankruptcy, and interest rates based on a synthetic debt rating. Based on this analysis, we determined that a range of market interest rate for our $155 million of notes would be from 11.5% to 14.5%. Based on the stated rate of our notes of 13% combined with the option to pay a portion of the interest in kind, we deemed the fair value to be the face value of the notes of $155 million. If the interest rate was 1% higher or lower, the fair value of the debt would have increased or decreased by $1.2 million respectively.

Results of Operations

For the Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009

        Total gallons of ethanol sold in the first half of 2010 decreased to 95.6 million gallons, versus 173.6 million gallons sold in the first half of 2009. Gallons of ethanol were sourced as follows:

	For the Three Months Ended June 30,
	2010	2009	Increase/ (Decrease)	% Increase/ (Decrease)
	(In thousands of gallons, except for percentages)
Equity production	94,014	99,152	(5,138)	(5.2)%
Marketing alliance purchases	—	12,898	(12,898)	(100.0)%
Purchase/resale	705	29,780	(29,075)	(97.6)%
Decrease (increase) in inventory	857	31,793	(30,936)	N.M. *

Total	95,576	173,623	(78,047)	(45.0)%

*
Not meaningful

        Net sales in the first half of 2010 decreased 40.3% from the first half of 2009. Net sales were $211.6 million in the first six months of 2010 versus $354.7 million in the first six months of 2009. Overall, the decrease in net sales was primarily the result of less supply available as we terminated our marketing alliance and significantly reduced purchase/resale supply operations, partially offset by an increase in the average sales price of ethanol sold. The reduction in equity production between 2010 and 2009 is primarily attributable to timing differences and the length of plant maintenance shutdowns. Ethanol prices averaged $1.72 per gallon in the first half of 2010 versus $1.69 in the first half of 2009.

        Co-product revenues for the first half of 2010 totaled $46.9 million, a decrease of $2.1 million or 4.3%, from the first half 2009 total of $49.0 million. Co-product revenues decreased during the first half of 2010 as a result of lower sales volumes. In the first half of 2010, we sold 478.7 thousand tons, versus 555.1 thousand tons in the first half of 2009. Co-product revenues, as a percentage of corn costs, rose to 36.6% during the first half of 2010, versus 31.9% in the first half of 2009.

        Cost of goods sold for the first six months ended June 30, 2010 was $199.5 million, compared to $376.0 million for the six months ended June 30, 2009, a decrease of $176.5 million, or 46.9%. As a percentage of net sales, cost of goods sold decreased to 94.3% of sales from 106.0% of sales in the first half of 2009. Cost of goods sold consists of the cost to produce ethanol at our own facilities, the cost of freight and logistics to ship ethanol and co-products, the cost of ethanol sold from inventory, the cost of motor fuel taxes which have been billed to customers and, prior to the second quarter of 2009, the cost of purchased ethanol. The decrease in total cost of goods sold is principally the result of lower volumes of ethanol purchased as a result of the termination of our marketing alliance and significantly reduced purchase/resale program, and lower corn costs, freight costs, depreciation, and motor fuel taxes.

        Purchased ethanol in the first half of 2010 totaled $1.2 million, versus $78.3 million in the first half of 2009. The decrease in purchased ethanol resulted from the termination of our marketing alliance and scaled-back purchase/resale programs along with a decrease in the cost per gallon of ethanol purchased.

        Production costs include corn costs, conversion costs (defined as the cost of converting the corn into ethanol, and includes production salaries, wages and stock-based compensation costs, fringe benefits, utilities (including coal and natural gas), maintenance, denaturant, insurance, materials and supplies and other miscellaneous production costs) and depreciation. Corn costs in the first six months of 2010 totaled $128.0 million, or $3.60 per bushel, versus $153.8 million, or $4.17 per bushel, in the first six months of 2009. Our average corn costs in the first half of 2010 were lower than the Chicago Board of Trade ("CBOT") average price of $3.62 during the same period. The decrease in corn costs is principally due to lower corn prices.

        Conversion costs for the first half of 2010 decreased to $48.6 million from $49.0 million for the first half of 2009. The total dollars spent on conversion costs decreased year over year principally as a result of lower costs for utilities, chemicals and other supplies which have decreased as a result of lower petroleum prices. The conversion cost per gallon increased year over year to $0.52 per gallon in the first half of 2010 versus $0.50 per gallon in the first half of 2009. Conversion cost per gallon is affected by both dollars spent on conversion of corn to ethanol and also on the number of gallons of ethanol produced.

        Freight/logistics costs were down significantly on a per gallon basis in the first half of 2010 from the first half of 2009. Freight/logistics costs in the first half of 2010 were $0.12 per gallon as compared to $0.19 per gallon in the first half of 2009. Freight/logistics dollars spent decreased in the first six months of 2010 to $11.1 million from $33.3 million in the first six months of 2009 as a result of lower volumes shipped, the termination of fixed price terminal obligations, and lower costs for leased railcars.

        Depreciation in the first half of 2010 totaled $5.6 million, versus $6.9 million in the first half of 2009. No motor fuel taxes were incurred in the first half of 2010 versus $5.6 million in the first half of 2009. The cost of motor fuel taxes is recovered through billings to customers and, was $0 in the first half of 2010 because we did not do business in states requiring us to pay motor fuel taxes.

        SG&A expenses were $18.9 million in the first six months of 2010 as compared to $16.7 million in the first six months of 2009. The higher expense in the first half of 2010 primarily relates to increases in salaries and wages of $0.9 million and salaried stock-based compensation of $1.7 million.

        During the first six months of 2009, we recognized income from the termination of marketing agreements with our former alliance partners totaling $10.2 million.

        Interest expense in the first half of 2010 was $4.5 million, as compared to $11.0 million in the first half of 2009. Interest expense in the first half of 2010 included $4.0 million of interest expense related to our notes, pre-petition secured revolving credit facility interest expense of $0.6 million, interest expense on our debtor-in-possession debt facility of $0.5 million, and $0.4 million for amortization of deferred financing fees, reduced by capitalized interest of $1.0 million. Interest expense in the first half of 2009 included $8.1 million of interest expense related to our Old Notes (compared to contractual interest of $15 million), pre-petition amended secured revolving credit facility interest expense of $1.0 million, interest expense on our debtor-in-possession debt facility of $0.5 million, and $1.4 million for amortization of deferred financing fees.

        Gain (loss) on derivative transactions for the first half of 2010 includes $0.4 million of realized net gains on corn and ethanol derivative contracts versus net realized and unrealized gains in the first half of 2009 of $1.2 million. We did not have any open derivative positions at the end of June 2009. We do not mark to market forward physical contracts to purchase corn or sell ethanol.

        Our effective tax rate differs from the statutory U.S. federal income tax rate for the four months ended June 30, 2010, two months ended February 28, 2010, and the six months ended June 30, 2009 principally due to the impact of state taxes (net of federal benefit), non-includable reorganization income, non-deductible reorganization expenses, tax deductible goodwill, increases in valuation allowances, and other permanent differences between book and tax.

Year Ended December 31, 2009, Compared with Year Ended December 31, 2008

        Total gallons sold in 2009 were 277.5 million gallons, versus 936.0 million gallons sold in 2008, a decrease of 658.5 million gallons. Ethanol gallons sourced were as follows:

	For the Year Ended December 31,
	2009	2008	Increase/ (Decrease)	% Increase/ (Decrease)
	(In thousands, except for percentages)
Equity production	197,498	188,764	8,734	4.6%
Marketing alliance purchases	30,858	505,254	(474,396)	(93.9)%
Purchase/resale	35,506	249,028	(213,522)	(85.7)%
Decrease (increase) in inventory	13,609	(7,060)	20,669	N.M. *

Total	277,471	935,986	(658,5155)	(70.4)%

*
Not meaningful

        Net sales for 2009 were significantly lower at $594.6 million for 2009 versus $2.2 billion in 2008. With severely declining gross profit margins and general liquidity stress due to frozen credit markets, we negotiated termination agreements with our marketing alliance partners and began to rationalize our distribution network to primarily focus on sales of our equity production beginning in the fourth quarter of 2008. We completed the disbanding of our marketing alliance and scaled back our purchase/resale program during the first quarter of 2009. The average gross selling price of ethanol in 2009 decreased to $1.75 per gallon, from the $2.22 received in 2008.

        Co-product revenue for 2009 totaled $98.0 million, a decrease of $30.5 million or 23.8%, from the 2008 total of $128.5 million. Co-product revenue decreased during 2009 versus 2008 principally from a decrease in co-product pricing due to lower corn prices. Co-product pricing tends to follow the price of corn since the co-products are a substitute for corn as an animal feedstock. We sold 1.1 million tons of co-products in both 2009 and 2008. Co-product revenues, as a percentage of corn costs, were 34.1% during 2009, versus 35.9% in 2008. Co-product returns, as a percentage of corn costs, decreased in 2009 compared to 2008 as the co-product prices decreased more than the decrease in corn costs.

        Cost of goods sold for 2009 was $585.9 million, a significant decrease from the $2.2 billion in 2008. Cost of goods sold consists of the cost to produce ethanol at our own facilities, the cost of purchasing ethanol from marketing alliance partners, the cost of purchasing ethanol and bio-diesel from other producers and marketers, freight and logistics costs and the cost of motor fuel taxes which have been billed to customers.

        Purchased ethanol in 2009 totaled $138.5 million, versus approximately $1.5 billion in 2008. The decrease in purchased ethanol results from a decrease in the number of gallons of ethanol purchased from marketing alliance partners as well as a decrease in purchase/resale gallons purchased, along with a decrease in the cost per gallon of ethanol purchased. In 2009, we purchased 66.4 million gallons of ethanol at an average cost of $1.56 per gallon as compared to 754.3 million gallons of ethanol at an average cost of $2.04 in 2008.

        Production costs include corn costs, conversion costs (defined as the cost of converting the corn into ethanol, and includes production salaries, wages and stock compensation costs, fringe benefits, utilities (including coal and natural gas), maintenance, denaturant, insurance, materials and supplies and other miscellaneous production costs) and depreciation. Corn costs in 2009 totaled $287.1 million or $3.87 per bushel, versus $358.4 million, or $5.02 per bushel in 2008. The decrease in corn costs is due to the record high corn prices in 2008.

        Conversion costs for 2009 decreased to $96.7 million from $131.8 million for 2008. The total dollars spent on conversion costs decreased year over year primarily as a result of significant cost reductions for natural gas, materials and supplies, outside services, and denaturant. Conversion cost per gallon decreased year over year to $0.49 per gallon in 2009 versus $0.70 per gallon in 2008. Our plants ran at 98% and 94% of capacity for 2009 and 2008, respectively, after adjusting for differences in denaturant blending levels.

        Depreciation for 2009 totaled $14.4 million, versus $14.5 million in 2008. Motor fuel taxes were $5.6 million in 2009 versus $17.6 million in 2008. The cost of motor fuel taxes are recovered through billings to customers.

        Freight/logistics costs in 2009 decreased to $44.9 million, or approximately $0.16 per gallon, from $175.3 million, or $0.19 per gallon in 2008. Freight/logistics cost per gallon is calculated by taking total freight/logistics costs incurred and dividing by the total ethanol gallons sold. Total freight/logistics costs also include costs to ship co-products.

        The average cost of inventory was $1.44 at the end of 2009 as compared to $1.54 at the end of 2008 reflecting the decline in the average ethanol prices in 2009 using our weighted average FIFO approach to valuing inventory. The economic impact of selling gallons that were previously held in inventory at the end of 2008 during 2009 was a decrease in gross margin of approximately $4.2 million.

        SG&A expenses were $26.7 million in 2009, a decrease of $8.7 million, or 24.6%, as compared to $35.4 million in 2008. The decrease in SG&A is primarily attributable to decreases in salaries ($2.8 million), salaried stock compensation ($3.5 million) and outside services ($1.6 million) partially offset by an increase of $0.9 million in bad debt expense.

        Financial results for 2009 were also positively impacted by the recognition $10.2 million in income from termination of marketing agreements.

        Interest income in 2009 was $11 thousand, versus $3.0 million in 2008. The decrease in interest income is due to a reduction in available funds to invest.

        Interest expense in 2009 was $14.7 million, as compared to $5.1 million in 2008. Interest expense in 2009 consists of $8.1 million on our $300 million aggregate principal amount of Old Notes, $2.5 million on borrowing on our secured revolving credit facility, $2.3 million for amortization of deferred financing fees, and $1.8 million on our debtor-in-possession debt facility. We ceased the accrual of interest on the Old Notes as of the bankruptcy petition date. Interest expense capitalization was suspended with the halting of the expansion projects at Mt. Vernon and Aurora West. Interest expense in 2008 was reduced by the capitalization of $26.4 million in interest expense on the expansion projects.

        Due to our purchase in October 2008 of the remaining 21.58% of our Nebraska subsidiary we did not already own, we have been recognizing 100% of the operating results of Nebraska Energy, L.L.C. in our consolidated financial statements during 2009.

        Other non-operating income for 2009 includes $1.2 million net realized and unrealized gains on derivative contracts compared to $17.1 million in 2008. We have significantly reduced our hedging activity since the first quarter with only $31 thousand of non-operating income recorded in the last three quarters of 2009.

        The Company's annual tax benefit rate for 2009 was 16.2% of pre-tax loss. The income tax benefit recorded in 2009 is net of a valuation allowance of $24 million. The valuation allowance recognized on our gross deferred tax assets reduced our deferred tax asset to the amount we believe is more likely than not to be realized. The valuation allowance includes $13.7 million of reserve against the income tax benefit related to the capital losses incurred mainly on auction rate securities as we do not expect to have sufficient capital gains to offset the $35.2 million capital loss.

Year Ended December 31, 2008, Compared with Year Ended December 31, 2007

        Total gallons sold in 2008 were 936.0 million gallons, versus 690.2 million gallons sold in 2007, an increase of 245.8 million gallons, or an increase of 35.6%. The increase/(decrease) in gallons by source was as follows:

	For the Year Ended December 31,
	2008	2007	Increase/ (Decrease)	% Increase/ (Decrease)
	(In thousands, except for percentages)
Equity production	188,764	191,999	(3,235)	(1.7)%
Marketing alliance purchases	505,254	395,001	110,253)	27.9%
Purchase/resale	249,028	111,451	137,577)	123.4%
Decrease (increase) in inventory	(7,060)	(8,280)	1,220	N.M. *

Total	935,986	690,171	245,815	35.6%

*
Not meaningful

        Net sales for 2008 were significantly higher as compared to 2007, at $2.2 billion for 2008 versus $1.6 billion in 2007. Overall, an increase in gallons sold and a higher average sales price of ethanol was complemented by higher co-product revenue. Gallons sold in 2008 increased, reflecting a higher number of gallons marketed on behalf of marketing alliance partners and a higher number of gallons purchased from other producers, offset somewhat by lower equity production. In 2008, the volume of ethanol purchased from marketing alliance partners increased due to the addition of new or expanded alliance facilities, primarily in the second half of the year. The average gross selling price of ethanol in 2008 increased to $2.22 per gallon, from the $2.08 received in 2007.

        Co-product revenue for 2008 totaled $128.5 million, an increase of $29.2 million, or 29.4%, from the 2007 total of $99.3 million. Co-product revenue increased during 2008 versus 2007 principally from an increase in co-product pricing due to record high corn prices. In 2008 and 2007, we sold 1.1 million tons of co-products. Co-product revenues, as a percentage of corn costs, were 35.9% during 2008, versus 36.7% in 2007. Co-product returns, as a percentage of corn costs, decreased in 2008 as compared to 2007 as the co-product prices failed to keep pace with the increase in corn prices in 2008.

        Cost of goods sold for 2008 was $2.2 billion, a significant increase over the $1.5 billion in 2007. Cost of goods sold consists of the cost to produce ethanol at our own facilities, the cost of purchasing ethanol from our marketing alliance partners, the cost of purchasing ethanol and bio-diesel from other producers and marketers, freight and logistics costs and the cost of motor fuel taxes which have been billed to customers.

        Purchased ethanol in 2008 totaled $1.5 billion, versus approximately $972.5 million in 2007. The increase in purchased ethanol resulted from an increase in the number of gallons of ethanol purchased from marketing alliance partners, as well as an increase in purchase/resale gallons purchased, along with an increase in the cost per gallon of ethanol purchased. In 2008, we purchased 754.3 million gallons of ethanol at an average cost of $2.04 per gallon as compared to 506.5 million gallons of ethanol at an average cost of $1.92 in 2007.

        Production costs included corn costs, conversion costs (defined as the cost of converting the corn into ethanol, and included production salaries, wages and stock compensation costs, fringe benefits, utilities (including coal and natural gas), maintenance, denaturant, insurance, materials and supplies and other miscellaneous production costs) and depreciation. Corn costs in 2008 totaled $358.4 million, or $5.02 per bushel, versus $270.4 million, or $3.76 per bushel in 2007. The increase in corn costs was due to record high corn prices in 2008.

        Conversion costs for 2008 increased to $131.8 million from $117.0 million for 2007. The total dollars spent on conversion costs increased year over year principally as a result of the record prices for commodities including oil and related products. Conversion cost per gallon increased year over year to $0.70 per gallon in 2008 versus $0.61 per gallon in 2007. Our plants ran at 94% of capacity for both 2008 and 2007 after adjusting for differences in denaturant blending levels.

        Depreciation for 2008 totaled $14.5 million, versus $12.6 million in 2007. Motor fuel taxes were $17.6 million in 2008 versus $13.9 million in 2007. The cost of motor fuel taxes are recovered through billings to customers.

        Freight/logistics costs in 2008 increased to $175.3 million, or approximately $0.19 per gallon, from $120.2 million, or $0.17 per gallon in 2007. Freight/logistics cost per gallon is calculated by taking total freight/logistics costs incurred and dividing by the total ethanol gallons sold. Total freight/logistics costs also include costs to ship co-products. The increase in freight/logistics cost was principally the result of record high oil prices and the related surcharges, and from general freight increases associated with moving product along longer supply lines to emerging new markets in the southeastern U.S.

        The average cost of inventory was $1.54 at the end of 2008 as compared to $1.80 at the end of the 2007 reflecting the decline in the average ethanol prices in 2008 using our weighted average FIFO approach to valuing inventory. The economic impact of selling gallons that were previously held in inventory at the end of 2007 during 2008 was a decrease in gross margin of approximately $9.5 million.

        SG&A expenses were relatively flat at $35.4 million in 2008, as compared to $36.4 million in 2007.

        Financial results for 2008 were also negatively impacted by pre-tax charges of $31.6 million of loss on the sale of auction rate securities, $9.9 million for demobilization expenses related to the suspension of our expansion projects, $4.3 million for a loss on an investment in another ethanol producer, $1.6 million related to the impairment of the plant development costs for our Pekin III expansion and the establishment of tax related valuation allowances totaling $16.1 million.

        Interest income in 2008 was $3.0 million, versus $12.4 million in 2007. The decrease in interest income was principally due to a reduction in funds available to invest.

        Interest expense in 2008 was $5.1 million, as compared to $16.2 million in 2007. Interest expense in 2008 reflected $30 million of interest incurred on our $300 million aggregate principal amount of Old Notes and $1.5 million of interest on our secured revolving credit facility, net of $26.4 million of capitalized interest. In 2007, our Old Notes were only outstanding from March to December.

        The non-controlling interest for 2008 was a $1.2 million credit to income compared to $1.3 million charge to income for 2007. This increase reflected the reduced operating performance of our Nebraska subsidiary caused primarily by the year over year significant increase in corn costs. Due to our purchase in October 2008 of the remaining 21.58% we did not already own, we began recognizing 100% of the operating results of Nebraska Energy, L.L.C. in our consolidated financial statements.

        Other non-operating income for 2008 included $17.1 million net realized and unrealized gains on derivative contracts. This included the effect of marking to market these contracts at December 31, 2008. Net gains on corn derivatives totaling $18.4 million were offset by net losses on short gasoline forward contracts totaling $1.3 million. For 2007, we recognized $0.1 million of net realized and unrealized loss on derivative contracts. Net gains on corn derivatives totaling $8.6 million were offset by the net losses on short gasoline forward contracts totaling $8.7 million.

        The Company's annual tax rate for 2008 was 13.7% of pre-tax loss. The income tax benefit recorded in 2008 was net of a valuation allowance of $16.1 million. The valuation allowance recognized on our gross deferred tax assets reduced our deferred tax asset to the amount we believed was more likely than not to be realized. The valuation allowance included $12.3 million of reserve against the income tax benefit related to the losses incurred on auction rate securities as we did not expect to have sufficient capital gains to offset the $31.6 million capital loss.

Trends and Factors that May Affect Future Operating Results

Ethanol Pricing

        Ethanol prices continued to be at or near the spot cost to produce ethanol during the second quarter of 2009 and 2010, making the cash spot margins near break-even. As the supply of ethanol from plants which are currently under construction begins to make its way into the marketplace or plants that are currently shut-in begin to produce ethanol again, ethanol pricing may remain soft, and gross margins may remain near break-even.

        As of June 30, 2010, we had contracts for delivery of ethanol totaling 29.8 million gallons through May 2011 at spot prices (using various Platt, OPIS and AXXIS indices).

        For the third quarter of 2010, we have contracts for delivery of ethanol totaling 26.6 million gallon at spot prices (using various Platt, OPIS and AXXIS indices).

Corn

        Corn prices rose significantly from 2006 to 2008 and reached record levels during 2008. Since 2008, corn prices have declined with the economic conditions in general, along with most other commodities. We believe that this is due in part to lower than expected consumption, including for ethanol and for export as a result of concerns of global recession and reductions in global demand. However, we continue to believe that corn prices are likely to remain above historical levels for the foreseeable future.

        We continuously purchase corn for physical delivery from suppliers using forward purchase contracts in order to assure supply. As we do this, we have in the past often shorted a like amount of CBOT corn futures with similar dates to lock in the basis differential. We have also occasionally used CBOT futures contracts to lock in the price of corn by taking long positions in CBOT contracts in order to reduce our risk of price increases. Exchange traded forward contracts for commodities are marked to market each period. Our forward physical purchases of corn are not marked to market.

        At June 30, 2010, we had fixed the price of 4.7 million bushels of corn through January 2011 at an average cost of $3.49 per bushel, representing approximately 12.5% of our corn requirements for the remainder of 2010, excluding our expansion facilities under construction.

Supply and Demand

        According to the RFA, the annual ethanol production capacity in the U.S. of plants currently in operation and those under construction is almost 14.0 billion gallons annually. This volume of ethanol production exceeds the mandate for renewable biofuel consumption required in 2013 of 13.8 billion gallons. Ethanol produced in the U.S. competes with sugar-based ethanol produced in Brazil. This domestic production capacity, along with imports, may cause supply to exceed demand. If additional demand for ethanol is not created, either through additions to discretionary blending (through increased penetration rates in areas that blend ethanol today or through the establishment of new markets where little or no ethanol is blended today), or through additional state level mandates, the excess supply may cause ethanol gross margins to decrease, perhaps substantially.

Plant Shutdown

        On June 29, 2010, we temporarily shut down our dry mill plant in Aurora, Nebraska (NELLC) to make some mechanical improvements to the facility. The shutdown was extended during this period of depressed margins to accelerate a required power outage at both facilities to complete some necessary electrical work for the Aurora West facility which is currently under construction. We completed the work in early August 2010, and the plant became operational again on August 14, 2010.

Natural Gas Prices

        Natural gas is an important input in our ethanol and co-product production process. We use natural gas primarily to dry distillers grains for storage and transportation over longer distances. This allows us to market distillers grains to broader livestock markets in the U.S. Natural gas prices fluctuated significantly during 2009. Our current natural gas usage is approximately 283,000 MMBtu's per month.

Ethanol Supports

        We receive significant benefits from federal and state statutes, regulations and programs and the trend at the governmental level appears to be to continue to try to provide economic support to the ethanol industry. Notwithstanding the above, changes to federal and state statutes, regulations or programs could have an adverse effect on our business. Recent federal legislation, however, has been of benefit to the ethanol industry. In December 2007, the EISA was passed which contained a new increased RFS. The new RFS requires fuel refiners to use a certain minimum amount of renewable fuels (including ethanol) which will rise from 12.95 billion gallons in 2010 to 36 billion gallons by 2022. Ethanol benefits from an excise tax credit of $0.45 per ethanol gallon (prior to January 1, 2009, the excise tax credit was $0.51 per gallon). Barring enactment of new legislation, this tariff will expire on December 31, 2010 (legislation has been introduced to Congress to extend the VEETC at a reduced level, and action is expected on the proposal prior to the November mid-term elections; however, the final outcome remains unclear). This excise tax credit provides incentives for blenders and refiners to blend ethanol with gasoline.

Expansion

        We have resumed construction of our plants in Aurora and Mt. Vernon. We are contractually obligated to complete construction of the plants at Aurora and Mt. Vernon and may incur significant penalties if we fail to complete these facilities as previously scheduled. See "Risk Factors—We are contractually obligated to complete certain capacity expansions in Aurora, Nebraska and Mount Vernon, Indiana. If we fail to complete them in a timely manner we may be subject to material penalties."

Cancellation of indebtedness income ("COD")

        We recognized income from COD when we emerged from bankruptcy to the extent that debt is discharged for consideration to a creditor for an amount that is less than the amount of such debt. For these purposes consideration includes the amount of cash and the fair market value of property, including stock of the debtor, transferred to the creditor. The amount of COD income, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied, over (b) the sum of the amount of cash paid and the fair market value of any new consideration (including the new stock of the Company following emergence from bankruptcy) given in satisfaction of the cancelled debt. The amount of COD income we expect to realize is $52 million for U.S. federal income tax purposes.

        To the extent of COD income, we are required to reduce certain of our tax attributes (principally, the current year tax losses, capital loss carryforward and the tax basis in our assets) in the year following emergence. Among other things, this would have the effect of reducing our future depreciation deductions. The American Recovery and Reinvestment Act of 2009 provided an exception to the immediate realization of COD income, which would permit us to elect to defer the current recognition of any COD income, and instead recognize any such income ratably over a five-year period beginning in 2014. Currently, we cannot determine if we will make the deferral election for COD income, as described above.

Section 382 limitations

        Section 382 of the Internal Revenue Code limits the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to utilize its net operating loss carryforwards and certain built-in losses (generally, the excess of the tax basis in an asset over its fair market value as of the Section 382 change date) following the ownership change. The built-in loss rules apply to the depreciation of the excess tax basis, as well as losses on disposal. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company.

        No net operating loss carryforward exists for the 2009 tax year. The consummation of the Plan generated an "ownership change" as defined in Section 382, which limits our ability to utilize certain carryover tax attributes. Any net operating loss generated in the 2010 year prior to our emergence from bankruptcy, and our net unrealized built in losses may be limited by Section 382 which could potentially result in the significant acceleration of tax payments. Our state net operating loss carryforwards are also subject to similar, but varying, restrictions on their future use.

Liquidity and Capital Resources

Overview and Outlook

        The following table sets forth selected information concerning our financial condition:

		December 31,
	June 30, 2010
		2009	2008
	(Unaudited)	(In thousands)
Cash and cash equivalents	$50,177	$52,585	$23,339
Net working capital	57,443	$38,136	$(294,039)
Total debt(1)	105,000	$42,765	$352,200
Current ratio	2.96	1.60	0.39

(1)
As of December 31, 2009, total debt excludes our Old Notes which are recorded in pre-petition liabilities subject to compromise.

        As a result of the chapter 11 cases and the circumstances leading to the chapter 11 cases as described elsewhere in this prospectus, we faced uncertainty regarding the adequacy of our liquidity and capital resources and had limited access to financing. The bankruptcy filing constituted an event of default under our secured revolving credit facility and the indenture governing our Old Notes, and the debt obligations under those agreements became automatically and immediately due and payable, subject to the automatic stay provisions of Section 362 of the Bankruptcy Code. As of April 7, 2009, the amount of outstanding borrowings and letters of credit under the secured Revolving Facility totaled approximately $18.4 million and $22.0 million, respectively, and the aggregate principal amount outstanding on our Old Notes was $300 million.

        At emergence from bankruptcy on March 15, 2010, we obtained approximately $98 million of proceeds through the issuance of $105 million principal amount of our notes and 1,710,000 shares of common stock. Upon emergence we used these proceeds to pay $27.8 million to retire our previous secured revolving credit facility, $15.0 million to retire our debtor-in-possession debt facility, $17.9 million to Kiewit Energy Company to repay secured claims related to our expansion projects at Aurora, Nebraska and Mt Vernon, Indiana and $4.9 million to pay other secured and priority claims. Our Old Notes of $300.0 million aggregate principal amount of indebtedness, along with $15.5 million of interest, were discharged upon emergence from bankruptcy.

Sources of Liquidity

        Our principal sources of liquidity are cash and cash equivalents, cash provided by our borrowing facilities, and cash provided by operations.

        Cash and cash equivalents.    For the first six months of 2010, cash and cash equivalents decreased by $2.4 million. Cash and cash equivalents as of June 30, 2010 and December 31, 2009 were $50.2 million and $52.6 million, respectively.

        Cash available under our liquidity facility.    As described further below, pursuant to the plan of reorganization, on the effective date of our plan of reorganization, the Company and its subsidiaries, as borrowers, entered into the Revolving Credit Agreement with PNC, as lender and as agent, providing for a $20 million Revolving Facility. Amounts under the Revolving Facility may be borrowed, repaid and reborrowed with all amounts outstanding due and payable on March 15, 2013. The maximum amount outstanding under the Revolving Facility is limited by the amount of eligible receivables and eligible inventory of the borrowers. The Revolving Credit Agreement contains mandatory prepayment requirements in certain circumstances upon the sale of certain collateral, subject to the ability to reborrow revolving advances. Termination of the Revolving Facility is subject to a prepayment premium if terminated more than 90 days prior to the third anniversary of the Revolving Facility.

        Total liquidity at June 30, 2010 was $56.1 million, comprised of $50.2 million in cash and cash equivalents and $5.9 million availability under the Revolving Facility. As of June 30, 2010, there were no amounts drawn against the Revolving Facility, and no outstanding letters of credit issued under the Revolving Facility.

        Cash provided by operations.    Net cash used in operating activities in the first six months of 2010 was $22.5 million, as compared to cash provided by operating activities of $14.1 million for the first six months of 2009. Cash used by operations in 2010 was negatively impacted by significant operating losses incurred in the first half of 2010 and payments of secured and priority claims as we emerged from bankruptcy. In the first half of 2009, we offset an operating loss by generating significant amounts of cash from the liquidation of receivables and inventory, along with the receipt of alliance termination payments, offset partially by reductions in accounts payable. As a result of our bankruptcy filing, we did not pay pre-petition accounts payable as they came due, which provided cash from operations.

Uses of Liquidity

        Our principal uses of liquidity are payments related to our outstanding debt and liquidity facility, working capital, funding of operations, and capital expenditures.

        Payments related to our outstanding debt and liquidity facility.    During the first half of 2010, we used $42.8 million of cash to make required reductions in borrowings on our secured revolving credit facility with JPMorgan Chase and our debtor-in-possession debt facility. At June 30, 2010, the Company had $6.3 million in letters of credit outstanding as issued by our prior lenders. The $6.3 million outstanding letters of credit were collateralized by $7.8 million in a restricted cash account.

        Working capital.    Our net working capital position increased by $19.3 million during the first half of 2010.

        Capital expenditures.    During the first six months of 2010, we spent approximately $23.6 million on capital projects. Of this amount, $1.5 million was spent on maintenance and environmental projects, while $22.1 million (including capitalized interest) was spent on our capacity expansion projects. In April 2010, we resumed construction activity on the suspended capacity expansion projects in Mt. Vernon, Indiana and Aurora, Nebraska and we expect to incur capital expenditures of approximately $58.9 million related to completing those facilities (excluding capitalized interest). In addition, we made a $5.0 million non-refundable deposit on the Canton facility, which we acquired in August 2010. We expect to make capital expenditures of approximately $7.0 million during the remainder of 2010 on the facility. See "—Recent Events—Acquisition of Canton, Illinois Facility."

Debtor-In-Possession Financing

        On April 7, 2009, we entered into a debtor-in-possession term sheet with certain lenders for a $30.0 million debtor-in-possession debt facility. The debtor-in-possession term sheet provided for a first priority debtor-in-possession financing composed of a term loan facility made available to certain of our subsidiaries in a maximum aggregate principal amount of up to $30.0 million. Proceeds of the debtor-in-possession debt facility were to be used, among other things, to (i) fund our working capital and general corporate needs and the costs of the chapter 11 cases in accordance with an approved budget, and (ii) provide adequate protection, in accordance with the terms of the debtor-in-possession debt facility, to the pre-petition agent and pre-petition lenders under our existing credit facilities.

        On April 14, 2009, the Bankruptcy Court entered an interim order approving the debtor-in-possession debt facility and on May 5, 2009, entered an order approving the facility on a final basis.

        In accordance with the terms of the plan of reorganization, the balances owed on the debtor-in-possession debt facility were paid in full on the effective date of our plan of reorganization.

13% Senior Secured Notes due 2015

        Pursuant to the plan of reorganization and the Bankruptcy Court's February 24, 2010 confirmation order approving and confirming the plan of reorganization (the "Confirmation Order"), on the effective date of our plan of reorganization, the Company issued and sold an aggregate of $105.0 million aggregate principal amount of the notes. In addition, on August 19, 2010, the Company issued and sold an additional $50.0 million aggregate principal amount of notes. The notes were issued under an indenture (the "Indenture") dated as of March 15, 2010 among the Company, each of the Company's direct and indirect wholly-owned subsidiaries, as guarantors (the "Guarantors"), and Wilmington Trust FSB, as trustee and collateral agent, in private transactions that were not subject to the registration requirements of the Securities Act. The notes accrue interest at a rate of 13% for cash interest payments and 15% if the Company elects paid-in-kind interest payments. The Company may elect, prior to each interest payment date, whether to make each interest payment on the notes (i) entirely in cash or (ii) 8/15 in cash and 7/15 in paid-in-kind interest. The notes are fully and unconditionally guaranteed by the Guarantors. The Company will pay interest on the notes quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, starting on June 15, 2010. The notes mature on March 15, 2015.

        The notes and the guarantees of the Guarantors are secured by a first-priority lien on substantially all of the Company's and the Guarantors' assets (other than the assets subject to the first-priority lien granted under the Revolving Credit Agreement) and by a second-priority lien on the Company's and the Guarantors' assets that are subject to the first-priority lien granted under the Revolving Credit Agreement.

        Subject to certain exceptions, the Indenture limits or restricts, among other things, the Company's (and, in certain cases, the Guarantors' or the Company's restricted subsidiaries') ability to (i) incur or assume additional debt or provide guarantees in respect of obligations of other persons; (ii) issue convertible stock and preferred stock, (iii) pay dividends or distributions or redeem or repurchase capital stock; (iii) prepay, redeem or repurchase debt; (iv) make loans and investments; (v) incur certain liens; (vi) impose limitations on dividends, loans or asset transfers from its subsidiaries; (vii) sell or otherwise dispose of assets, including capital stock of its subsidiaries; (viii) consolidate or merge with or into, or sell substantially all of its assets to, another person; (ix) enter into transactions with affiliates; and (x) impair the security interest in the collateral securing the notes.

        If certain events related to a change of control of the Company occur, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of that holder's notes for an amount in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the notes repurchased to the date of repurchase, pursuant to the terms set forth in the Indenture. The Indenture also requires the Company to offer to repurchase the notes at 100% of the principal amount of the notes repurchased plus accrued and unpaid interest on the notes repurchased to the date of repurchase if the aggregate sum of proceeds received by the Company from certain assets sales and events of loss and not otherwise used by the Company in accordance with the terms of the Indenture exceeds $5.0 million.

        The Company may redeem the notes in whole or in part prior to their maturity date for a premium to the outstanding principal amount, as provided in the Indenture. If we enter into the New Term Loan Facility, we intend to redeem the entire outstanding principal amount of the notes at a redemption price of 105% of the principal amount, plus accrued and unpaid interest. See "—Debt Commitment Letter" below.

        The Indenture also provides for customary events of default, including, among others, the failure to make payments when due, noncompliance with covenants and the occurrence of certain bankruptcy proceedings. If an event of default occurs and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal of, and any accrued interest on, the notes to be due and payable immediately. In addition, upon the occurrence and during the continuance of an event of default or if the Company or the Guarantors do not comply with certain of their obligations under certain registration rights agreements entered into pursuant to the plan of reorganization, interest on the notes will accrue at an additional 2% per annum.

        The notes and the guarantees rank equally in right of payment with all of the Company's and the Guarantors' existing and future senior indebtedness, including indebtedness incurred under the Revolving Facility, and senior to all of the Company's and the Guarantors' existing and future subordinated indebtedness.

Secured Revolving Credit Facility

        Pursuant to the plan of reorganization, on March 15, 2010, the Company and its subsidiaries, as borrowers, entered into the Revolving Credit Agreement with PNC, as lender and as agent, providing for a $20.0 million Revolving Facility. Amounts under the Revolving Facility may be borrowed, repaid and reborrowed with all amounts outstanding due and payable on March 15, 2013. The maximum amount outstanding under the Revolving Facility is limited by the amount of eligible receivables and eligible inventory of the borrowers. The Revolving Credit Agreement contains mandatory prepayment requirements in certain circumstances upon the sale of certain collateral, subject to the ability to reborrow revolving advances. Termination of the Revolving Facility is subject to a prepayment premium if terminated more than 90 days prior to the third anniversary of the Revolving Facility.

        Amounts outstanding under the Revolving Facility bear interest at a floating rate equal to, at the option of the Company, the alternate base rate plus 3.00% or the Eurodollar rate plus 6.00%. The Company will pay a commitment fee of 1.00% per annum for unused committed amounts under the Revolving Facility. Interest is due monthly in arrears with respect to alternate base rate loans and at the end of each interest period with respect to Eurodollar rate loans. For Eurodollar rate loans with interest periods greater than 3 months, interest is payable every 3 months from the first day of such interest period and on the last day of such interest period.

        Up to $17.0 million of the Revolving Facility may be applied to letters of credit. Issued letters of credit reduce availability under the Revolving Facility. The Company will pay a fee for issued and undrawn letters of credit at 6.00% per annum of the average daily face amount of each outstanding letter of credit and a per annum fronting fee of 0.25% payable quarterly.

        The Revolving Credit Agreement contains, and the Company and its subsidiaries will be required to comply with, customary covenants for facilities of this type, such as (i) affirmative covenants as to maintenance of existence, compliance with laws, preservation of collateral, environmental matters, insurance, payment of taxes, access to books and records, use of proceeds, maintenance of cash management systems, priority of liens in favor of the lenders, maintenance of assets and monthly, quarterly, annual and other reporting obligations, and (ii) negative covenants, including limitations on liens, additional indebtedness, loans, guarantees, dividends, nature of business, transactions with affiliates, investments, asset dispositions, capital expenditures, mergers and consolidations, formation of subsidiaries, accounting changes and amendments to constituent documents.

        The Revolving Credit Agreement includes customary events of default for facilities of this type, including (i) failure to pay principal, interest or other amounts when due, (ii) breach of representations and warranties, (iii) breach of covenants, (iv) bankruptcy, (v) occurrence of a material adverse effect, (vi) cross-default to other indebtedness, (vii) judgment default, (viii) invalidity of any loan document, (ix) failure of liens to be perfected, (x) the occurrence of a change of ownership, (xi) loss of material licenses or permits, cessation of operations and the incurrence of certain ERISA liabilities. Upon the occurrence and continuance of an event of default, the lenders may (i) terminate their commitments under the Revolving Facility, (ii) accelerate the repayment of all of the Company's obligations under the Revolving Facility, and (iii) foreclose on the collateral granted to them.

        The Revolving Credit Agreement grants a first priority lien (subject to certain exclusions) to PNC on the Company's and its subsidiaries' (i) accounts receivable, (ii) general intangibles, (iii) intellectual property, (iv) inventory, (v) investment property, (vi) instruments related to the foregoing, (vii) deposit accounts, (viii) letters of credit, (ix) money, (x) letter-of-credit rights, (xi) books and records, and (xii) all proceeds of the foregoing.

        On August 6, 2010, we and our subsidiaries, as borrowers, entered into the First Amendment with the financial institutions party thereto as lenders and PNC. The First Amendment amends the Revolving Credit Agreement by increasing the letter of credit sublimit under the Revolving Credit Agreement from $12.0 million to $17.0 million. The First Amendment also modifies the capital expenditure limitations applicable to us and our subsidiaries under the Revolving Credit Agreement and our daily inventory reporting requirements to permit PNC to agree not to require daily reporting by the borrowers of in-transit inventory.

Warrant Agreement

        Pursuant to the plan of reorganization and Confirmation Order, on March 15, 2010, the Company entered into a warrant agreement (the "Warrant Agreement") with American Stock Transfer & Trust Company, LLC, as warrant agent (the "Warrant Agent"). Pursuant to the Warrant Agreement, the Company issued warrants to purchase an aggregate of 450,000 shares of common stock, par value $0.001 per share, of the Company, subject to adjustment for, among other things, the matters described below (the "Warrants"). The Warrants will expire on March 15, 2015 or, if earlier, in connection with the consummation of a change of control of the Company (the "Expiration Date"); provided that the Company may accelerate the Expiration Date in certain circumstances as set forth in the Warrant Agreement.

        Each Warrant entitles its holder to purchase one share of common stock at an exercise price of $40.94 (the "Exercise Price"), subject to adjustment for, among other things, the matters described below. Except as otherwise set forth in the Warrant Agreement, Warrants may be exercised at any time after issuance until the Expiration Date. Holders that elect to exercise the Warrants must do so by (i) providing written notice of such election to the Warrant Agent prior to the Expiration Date, in the form prescribed in the Warrant Agreement, (ii) surrendering to the Warrant Agent the certificate evidencing such Warrants and (iii) (x) paying the applicable exercise price for all Warrants being exercised or (y) if a change of control or similar transaction occurs where the Warrants would become exercisable for cash, in lieu of paying the Exercise Price, notify the Warrant Agent that such holder elects to receive a cash payment equal to the net amount payable in such transaction with respect to the number of shares such Warrants are being exercised for in excess of the Exercise Price for all such Warrants.

        Holders of the Warrants (solely in their capacity as a holder of Warrants) are not entitled to any rights as a stockholder of the Company, including, without limitation, the right to vote, receive notice of any meeting of stockholders or receive dividends, allotments or other distributions. The number of shares of common stock for which a Warrant is exercisable and the Exercise Price are subject to adjustment from time to time upon the occurrence of certain customary adjustment events.

        In addition, upon the occurrence of certain events constituting a merger of the Company into or a consolidation of the Company with another entity, or a sale of all or substantially all of the Company's assets, or a merger of another entity into the Company, or similar event, each holder of a Warrant will have the right to receive, upon exercise of a Warrant (if then exercisable), an amount of securities, cash or other property receivable by a holder of the number of shares of common stock for which a Warrant is exercisable immediately prior to such event.

Debt Commitment Letter

        On August 2, 2010, we entered into the Debt Commitment Letter with Citi under which Citi has agreed, at a subsequent time, to use its best efforts to arrange a syndicate of lenders that will provide us with the New Term Loan Facility, and to act as lead arranger, bookrunner, administrative agent and collateral agent for the New Term Loan Facility, on the terms and subject to the conditions set forth in the Debt Commitment Letter. Consummation of the debt financing is subject to various conditions set forth in the Debt Commitment Letter, including the absence of certain "material adverse effects" with respect to us and our subsidiaries, taken as a whole.

        The New Term Loan Facility will mature on the fifth anniversary of the closing date of the New Term Loan Facility. The New Term Loan Facility will require us to maintain a specified minimum liquidity and a specified maximum debt to capitalization ratio. Additionally, the New Term Loan Facility will contain other customary affirmative and negative covenants concerning the conduct of our business operations. The New Term Loan Facility will also contain customary events of default. Upon the occurrence of an event of default, our obligations under the New Term Loan Facility may be accelerated and all indebtedness thereunder would become immediately due and payable.

        In connection with the New Term Loan Facility, we intend to redeem the entire outstanding principal amount of the notes at a redemption price of 105% of the principal amount, plus accrued and unpaid interest. However, we are under no obligation to enter into any such debt financing and cannot assure you that we will enter into any such financing transaction on terms acceptable to us, if at all.

Off-Balance Sheet Arrangements

        We have not entered into any off-balance sheet arrangements that either have, or are reasonably likely to have, a material adverse current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commercial Commitments

        The following table provides a summary of our contractual obligations and commercial commitments as of December 31, 2009. Former obligations of the Company for contracts rejected in bankruptcy are excluded from the table below. Other non-current liabilities included in our consolidated balance sheet that may not be fully disclosed below include accrued pension and post retirement costs. Refer to Notes 15 and 17 of our 2009 annual financial statements and Notes 9 and 16 of our second quarter of 2010 quarterly financial statements.

	Payments due or expiring by period
	Total	1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In millions)
Contractual obligations:
Railcar leases	$2.1	$1.0	$0.7	$0.2	$0.2
Terminal leases	3.3	0.4	0.8	0.6	1.5
Ports of Indiana wharfage	4.6	0.3	0.5	0.6	3.2
Headquarters building lease	1.2	0.3	0.3	0.3	0.3
Headquarters furniture and equipment lease	0.3	0.3	—	—	—
Mt. Vernon Lease	6.2	0.4	0.7	0.7	4.4
IT Services and Licenses	1.4	0.4	0.9	0.1	—
Coal Contracts	11.4	11.4	—	—	—
Natural Gas	18.7	1.8	1.8	1.9	13.2
Denaturant	0.5	0.5	—	—	—
Corn	5.5	5.5	—	—	—
Commitments for Capital Expenditures	0.4	0.4	—	—	—
Master Development Agreement(1)	4.2	1.7	2.5	—	—

Total Contractual obligations	$59.8	$24.4	$8.2	$4.4	$22.8

(1)
If the Aurora West facility is completed prior to July 2012, this commitment will be reduced.

Environmental Matters

        We are subject to extensive federal, state and local environmental, health and safety laws, regulations and permit conditions (and interpretations thereof), including, among other things, those relating to the discharge of hazardous and other waste materials into the air, water and ground, the generation, storage, handling, use, transportation and/or disposal of hazardous materials, and the health and safety of our employees. Compliance with these laws, regulations, and permits require us to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. They may also require us to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial administrative and civil fines and penalties, criminal sanctions, imposition of clean-up and site restoration costs and liens, suspension or revocation of necessary permits, licenses and authorizations and/or the issuance of orders enjoining or limiting our current or future operations. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

        We are also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes. For instance, over ten years ago soil and groundwater contamination from fuel oil contamination at a storage site was identified at our Illinois campus. The fuel oil tanks were removed and a portion of the area has been capped, but no remediation has been performed. If any of these sites are subject to investigation and/or remediation requirements, we may incur strict and/or joint and several liability under the Comprehensive Environmental Response, Compensation and Liability Act or other environmental laws which impose strict liability for all or part of the costs of such investigation, remediation, or removal costs and for damages to natural resources whether the contamination resulted from the conduct of other or from consequences of our own actions that were or were not in compliance with all applicable laws at the time those actions were taken. We may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties or other impacts of our operations. While costs to address contamination or related third-party claims could be significant, based upon currently available information, we are not aware of any material liability relating to contamination or such third party claims. We have not accrued any amounts for environmental matters as of June 30, 2010. The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could adversely impact our results of operation or financial condition.

        In addition, the hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in releases of hazardous substances and other waste materials, and may result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damages to natural resources. We maintain insurance coverage against some, but not all, potential losses associated with our operations. Our coverage includes, but is not limited to, physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. We do not carry environmental insurance. We believe that our insurance is adequate for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to our property, natural resources or third parties that is not covered by insurance could have a material adverse impact on our results of operations and financial condition.

        Our air emissions are subject to the federal Clean Air Act, as amended, and similar state laws which generally require us to obtain and maintain air emission permits for our ongoing operations, as well as pre-approval for any expansion or construction of existing facilities or new facilities or modification of certain projects or facilities. Obtaining and maintaining those permits requires us to incur costs, and any future more stringent standards may result in increased costs and may limit or interfere with our operations. In addition, the permits ultimately issued may impose conditions which are more costly to implement than we had anticipated. These costs could have a material adverse effect on our financial condition and results of operations. Because other ethanol manufacturers in the U.S. are and will continue to be subject to similar laws and restrictions, we do not currently believe that our costs to comply with current or future environmental laws and regulations will adversely affect our competitive position among domestic producers. However, because ethanol is produced and traded internationally, these costs could adversely affect us in our efforts to compete with foreign producers not subject to such stringent requirements. Our failure to comply with air emissions laws and regulations could subject us to monetary penalties, injunctions, conditions or restrictions on operations and, potentially, criminal enforcement actions.

        Federal and state environmental authorities have been investigating alleged excess VOC emissions and other air emissions from many U.S. ethanol plants, including our Illinois facilities. The investigation relating to our Illinois wet mill facility is still pending, and we could be required to install additional air pollution control equipment or take other measures to control air pollutant emissions at that facility. If authorities require us to install controls, we would anticipate that costs would be higher than the approximately $3.4 million we incurred in connection with a similar matter at our Nebraska facility due to the larger size of the Illinois wet mill facility. As of yet we have not established reserves for possible costs we may incur in connection with this investigation. In addition, if the authorities determine our emissions were in violation of applicable law, we would likely be required to pay fines that could be material.

        We have made, and expect to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits, including compliance with the NESHAP for industrial, commercial and institutional boilers and process heaters. This NESHAP was issued in 2004 but subsequently vacated in 2007. The vacated version of the rule required us to implement maximum achievable control technology at our Illinois wet mill facility to reduce hazardous air pollutant emissions from our boilers. The EPA is currently rewriting the NESHAP, which is expected to be more stringent than the vacated version. In the absence of a final NESHAP for industrial, commercial and institutional boilers and process heaters, we are working with state authorities to determine what technology will be required at our Illinois wet mill facility and when such technology must be installed. We currently cannot estimate the amount that will be needed to comply with any future federal or state technology requirement regarding air emissions from our boilers.

        We currently generate revenue from the sale of carbon dioxide, a greenhouse gas, which is a co-product of the ethanol production process at each of our Illinois and Nebraska facilities. National greenhouse gas legislation is in the early stages of development in the U.S., and we are currently unable to determine the impact of potential greenhouse gas reduction requirements. Mandatory greenhouse gas emissions reductions may impose increased costs on our business and could adversely impact our operations, including our ability to continue generating revenue from carbon dioxide sales.

        On February 3, 2010 the EPA announced final revisions to the National RFS program (commonly known as the RFS program or RFS-2). This Rule makes changes to the RFS program as required by the EISA. The revised statutory requirements establish new specific annual volume standards for cellulosic biofuel, biomass-based diesel, advanced biofuel, and total renewable fuel that must be used in transportation fuel. The revised statutory requirements also include new definitions and criteria for both renewable fuels and the feedstock used to produce them, including new greenhouse gas emission thresholds as determined by lifecycle analysis. The regulatory requirements for RFS-2 will apply to domestic and foreign producers and importers of renewable fuel used in the U.S.

        This final action is intended to lay the foundation for achieving significant reductions of greenhouse gas emissions from the use and creation of renewable fuels, reductions of imported petroleum and further development and expansion of our nation's renewable fuels sector.

        On May 10, 2010, the EPA published a Direct Final Rule to "amend certain of the RFS program regulations" to correct "some technical errors and areas within the final RFS-2 regulations that could benefit from clarification or modification." As part of this Direct Final Rule, the EPA revised the RFS-2 "to require that construction of grandfathered renewable fuel production facility for which construction commenced prior to December 19, 2007, be completed by December 19, 2010, rather than 36 months from the date of commencement of construction." The Direct Final Rule is effective as of July 1, 2010, except for sections upon which the EPA received adverse comment or request for a hearing. We are unaware of adverse comment or request for a hearing on the construction deadlines described above.

        RFS-2 sets the 2010 RFS volume standard at 12.95 billion gallons (bg). Further, for the first time, the EPA is setting volume standards for specific categories of renewable fuels including cellulosic, biomass-based diesel, and total advanced renewable fuels. For 2010, the cellulosic standard is set at

6.5 million gallons (mg); and the biomass based diesel standard is set at 1.15 bg (combining the 2009 and 2010 standards as proposed).

        In order to qualify for these new volume categories, fuels must demonstrate that they meet certain minimum greenhouse gas reduction standards, based on a lifecycle assessment, in comparison to the petroleum fuels they displace. Generally, ethanol plants either must meet the 20% reduction test or are grandfathered under special provisions. For plants under construction on which construction commenced prior to December 19, 2007 (including our Mt. Vernon and Aurora West plants under construction) the plants must be completed within 36 months in order to meet the requirements to be grandfathered or comply with the greenhouse gas reduction standards which require the use of Advanced Technologies defined by the regulations.

        See Note 19 of our 2009 annual financial statements for more information on our environmental commitments and contingencies.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to various market risks, including changes in commodity prices. Market risk is the potential loss arising from adverse changes in market rates and prices. In the ordinary course of business, we may enter into various types of transactions involving financial instruments to manage and reduce the impact of changes in commodity prices, including price risk on anticipated purchases of corn, natural gas and the sale of ethanol. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Commodity Price Risks

        We are subject to market risk with respect to the price and availability of corn, the principal raw material we use to produce ethanol and ethanol by-products. In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions. This is especially true when market conditions do not allow us to pass along increased corn costs to our customers. The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade, and global demand and supply. Our weighted-average gross corn costs for the six months ended June 30, 2010 and 2009 were $3.60 and $4.17 per bushel, respectively, and for the years ended December 31, 2009 and 2008 were $3.87 and $5.02 per bushel, respectively.

        We have firm-price purchase commitments with some of our corn suppliers under which we agree to buy corn at a price set in advance of the actual delivery of that corn to us. Under these arrangements, we assume the risk of a decrease in the market price of corn between the time this price is fixed and the time the corn is delivered. At June 30, 2010, we had commitments to purchase approximately 4.7 million bushels of corn through January 2011 at an average price of $3.49 per bushel from these corn suppliers. At December 31, 2009, we had firm-price purchase commitments to purchase 1.4 million bushels of corn at an average fixed price of $3.95 per bushel for delivery through December 2010. We have elected to account for these transactions as normal purchases under ASC 815, and accordingly, have not marked these transactions to market.

        In order to reduce our market exposure to price decreases, we have in the past, at the time we enter into a firm-price purchase commitment, entered into commodity futures contracts to sell a certain amount of corn at the then-current price for delivery to the counterparty at a later date. However, at June 30, 2010 and December 31, 2009, we were not party to any commodity futures contracts to hedge our risk with respect to corn price decreases. When we have these types of commodity futures contracts, we account for them under ASC 815. These futures contracts are not designated as hedges and, therefore, are marked to market each period, with corresponding gains and losses recorded in other non-operating income. The fair value of these derivative contracts, if any, is recognized in other current assets in the consolidated balance sheet, net of any cash paid to brokers.

        We have also, in the past, entered into commodity futures contracts in connection with the purchase of corn to reduce our risk of future price increases. We accounted for these transactions under ASC 815. These futures contracts were not designated as hedges and, therefore, were marked to market each period, with corresponding gains and losses recorded in other non-operating income. The fair value of these derivative contracts would be recognized in other current assets in the consolidated balance sheet, net of any cash received from the brokers. At June 30, 2010 and December 31, 2009, we were not party to any such commodity futures contracts to reduce our risk of future corn price increases.

        We are also subject to market risk with respect to ethanol pricing. Our ethanol sales are priced using contracts that can either be based upon a fixed price; based upon the price of wholesale gasoline plus or minus a fixed amount; or based upon a market price at the time of shipment. We sometimes fix the price at which we sell ethanol using fixed price physical delivery contracts. At June 30, 2010 and December 31, 2009, we had no fixed-price contracts to sell ethanol. These normal sale transactions would not be marked to market.

        From time to time, we also sell forward ethanol using contracts where the price is determined at a point in the future based upon an index plus or minus a fixed amount. At June 30, 2010 and December 31, 2009, we had not sold forward any ethanol using wholesale gasoline as an index plus a fixed spread. When we have these arrangements, we assume the risk of a price decrease in the market price of gasoline. In order to reduce our market exposure to price decreases, at the time we enter into a firm sales commitment, we may also enter into commodity forward contracts to sell a like amount of gasoline at the then-current price for delivery to the counterparty at a later date. We account for these transactions under ASC 815. These forward contracts are not designated as hedges and, therefore, are marked to market each period, with corresponding gains and losses recorded in other non-operating income. The fair value of these derivative liabilities is recognized in other current liabilities in the condensed consolidated balance sheets, net of any cash paid to brokers. We did not have any of this type of derivative position at June 30, 2010.

        We may also be subject to market risk with respect to our supply of natural gas which is consumed during the production of ethanol and its co-products and has historically been subject to volatile market conditions. Natural gas prices and availability are affected by weather conditions, overall economic conditions and foreign and domestic governmental regulation. The price fluctuation in natural gas prices over the 10 year period from January 1, 2000 through June 30, 2010, based on the New York Mercantile Exchange daily futures data, has ranged from a low of $1.83 per MMBtu in September 2001 to a high of $15.82 per MMBtu in 2005. Natural gas costs comprised 18.1%, 20.7%, 17.9% and 24.2%, respectively, of our total conversion costs for the six months ended June 30, 2010 and 2009 and the years ended December 31, 2009 and 2008, respectively.

        At June 30, 2010, we did not have any commitments to purchase natural gas in advance at prices other than at market. At December 31, 2009, we had purchased forward 134,700 MMBtu's of natural gas at an average fixed price of $6.19 per MMBtu through the first quarter of 2010. We have elected to account for these transactions as normal purchases under ASC 815 and accordingly, have not marked these transactions to market.

Material Limitations

        The disclosures with respect to the above noted risks do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not generally under our control and could vary significantly from those results disclosed.

        We are exposed to credit losses in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to our hedged commitments. Although nonperformance is possible, we do not anticipate nonperformance by any of these parties.

BUSINESS

Business Overview

        We are a producer and marketer of corn-based fuel-grade ethanol in the U.S. We market and distribute ethanol to many of the leading energy and trading companies in the U.S. We produced 197.5 million gallons and 188.8 million gallons of ethanol in 2009 and 2008, respectively. We derive our revenue primarily from the sale of ethanol. We also derive revenue from the sale of co-products (corn gluten feed and meal, corn germ, CCDS, carbon dioxide, DDGS and WDGS) and bio-products (brewers' yeast) which are produced as by-products during the production of ethanol at our plants and which generate revenue and allow us to help offset a significant portion of our corn costs. Historically, we have also been a large marketer of ethanol, distributing ethanol purchased from other third-party producers in addition to our own ethanol production. In 2009 and 2008, we distributed 66.4 million gallons and 754.3 million gallons, respectively, of ethanol produced by others. The decrease in distributed gallons from third party producers is attributable to the termination of our marketing alliance and substantial reduction in our purchase/resale supply operations in late 2008 and the first quarter of 2009. Historically, we have sourced ethanol from the following three sources:

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  Ethanol we manufactured at our own plants, which we refer to as equity production;

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  Ethanol we were obligated to purchase from a third party producer under contract where we shared costs and collected commissions, which we refer to as marketing alliance production; and

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  Ethanol we purchased either on the spot market or under contract, which we refer to as purchase/resale.

        We market and sell ethanol without regard to the source of origination. With our own equity production combined with ethanol sourced from third parties (or non-equity production), we marketed and distributed 277.5 million, 936.0 million and 690.2 million gallons of ethanol for the years 2009, 2008 and 2007, respectively. Because of the challenges facing the ethanol industry in general and us in particular, we sharply decreased the number of gallons of ethanol we sold that were produced by others in 2009 by terminating our marketing alliance and significantly reducing our purchase/resale operation.

Organization

        We are a Delaware corporation organized in 2003 in connection with the acquisition of our business by the Morgan Stanley Capital Partners funds ("MSCP funds"). We and our predecessors have been engaged in the production and marketing of ethanol since 1981. Our principal executive offices are located at 120 North Parkway Drive, Pekin, Illinois 61554.

Equity Ethanol Production

        We own and operate one of the few coal-fired, corn wet mill plants in the U.S. in Pekin, Illinois, which we refer to as the "Illinois wet mill facility." In addition, we own and operate a natural gas-fired corn dry mill plant in Pekin, Illinois which we refer to as the "Illinois dry mill facility," and a natural gas-fired corn dry mill plant in Aurora, Nebraska, which we refer to as the "Nebraska facility." We refer to our Illinois dry mill and wet mill facilities collectively as our "Illinois facilities." Further, in August 2010, we acquired a 38 million gallon undenatured annualized capacity ethanol production facility in Canton, Illinois, which we refer to as the "Canton facility."

        The denaturant we use is typically a low-grade gasoline. Beginning in 2009, IRS regulations reduced the maximum permitted amount of denaturant for which the VEETC can be taken to 1.96%. In November 2008, our Illinois dry mill facility received a revised permit from the Illinois Environmental Protection Agency allowing production capacity at that facility to increase to

63.3 million gallons of undenatured ethanol. We have not increased the stated capacity of our Pekin dry mill to reflect the revised permit.

        Our Illinois dry mill facility was completed in early 2007. The addition of this facility increased our total annual production capacity by approximately 57 million gallons. For each of the years ended December 31, 2009, 2008, and 2007, our facilities had a combined total ethanol production capacity of approximately 200 million gallons annually with corn processing capacity of approximately 77 million bushels per year at capacity. Our plants may operate at a capacity which is less than the stated capacity. We occasionally experience plant outages (both planned and unplanned), as well as other related productivity issues. Planned outages are typically for maintenance and average approximately one week per plant each year. We may also occasionally experience unplanned outages at our facilities which may negatively impact production and related revenue. Our plants ran at 98% of capacity for 2009 and at 94% of capacity for both 2008 and 2007 after adjusting for differences in denaturant blending levels.

        For the years ended December 31, 2009, 2008 and 2007, we produced 197.5 million, 188.8 million, and 192.0 million gallons of ethanol, respectively, from our own facilities. Our equity production operations generate the substantial majority of our operating income or loss.

By-Products

        We generate additional revenue through the sale of by-products (both co-products and bio-products) that result from the ethanol production process. These by-products include brewers' yeast, corn gluten feed and meal, corn germ, CCDS, carbon dioxide, DDGS and WDGS. The volume of by-products we produce varies with the level of our equity production. Scheduled maintenance, along with other non-scheduled operational difficulties, may affect the volume of by-products produced. We may also shift the mix of these by-products, to increase our revenue. By-product revenue is driven by both the quantity of by-products produced and the market price received for our by-products which have historically tracked the price of corn.

        For the years ended December 31, 2009, 2008 and 2007, we generated approximately $97.9 million, $128.5 million and $99.3 million, respectively, of revenue from the sale of co-products and bio-products, allowing us to recapture approximately 34.1%, 35.9% and 36.7% of our corn costs, respectively, in each of these years. Co-product returns, as a percentage of corn costs, decreased in 2009 as co-product pricing decreased more than corn costs. Co-products produced by the dry mill process have less value historically than those produced by the wet mill process. As a result of the addition of the Pekin dry mill, our overall product mix between wet and dry co-products produced changed from 67% higher value wet mill products and 33% lower value dry mill products prior to 2007, to roughly 50% higher value wet mill products and 50% lower value dry mill products beginning in 2007.

        Due to recent and planned industry increases in U.S. dry mill ethanol production, the production of co-products from dry mills in the U.S. has increased dramatically, and this trend may continue. This may cause co-product prices to fall in the U.S., unless demand increases or other market sources are found. To date, demand for DDGS (the principal co-product produced by dry mills) in the U.S. has increased roughly in proportion to supply. We believe this is because U.S. farmers use DDGS as a feedstock, and DDGS are slightly less expensive than corn, for which it is a substitute. However, if prices for DDGS in the U.S. fall, it may have an adverse effect on our business, which might be material.

Purchase/Resale

        Historically, we have also purchased ethanol from unaffiliated third-party producers and marketers on both a spot basis and under contract. These transactions were driven by our ability to purchase ethanol and then, through our distribution network and customer relationships, resell the ethanol. The margin from purchase/resale transactions could be volatile and we occasionally incurred losses on these transactions.

        For the years ended December 31, 2008 and 2007, we purchased for resale 249.0 million and 111.5 million gallons of ethanol, respectively, from unaffiliated producers and marketers. As discussed below under "Marketing Alliance Production" and further discussed under "—Marketing Alliances," we began a program to rationalize our distribution network and reduce our sourcing of ethanol from third parties in late 2008. Our purchase/resale program was part of this rationalization process. Accordingly, we only purchased 35.5 million gallons of ethanol for resale from unaffiliated producers and marketers during 2009.

Marketing Alliance Production

        Historically, our marketing business was an important component of our business. Marketing alliance partners were third-party producers (including producers in which we may have had a non-controlling interest), who sold their ethanol production to us on an exclusive basis. Ethanol produced by our marketing alliance partners enabled us to meet major ethanol consumer needs by providing us with a nationwide marketing presence without having to make capital investments and through leveraging our marketing expertise and our distribution systems. Marketing alliance contracts required us to purchase all of the production from these facilities and sell it at contract or prevailing market prices. We were entitled to commissions on the sale of marketing alliance gallons in accordance with the terms of the marketing alliance contracts. The contribution to our operating income from the sale of marketing alliance gallons was relatively small as commission rates typically were 1% or less of the "netback" price. The netback price was the selling price of ethanol less a "cost recovery component." The cost recovery component represented reimbursement to us for certain costs, including freight, storage, inventory carrying cost and indirect marketing costs. The purchase price we paid our marketing alliance partners was based on an average price at which we sold ethanol less the cost recovery component and commission. Revenue from marketing alliance gallons sold included the gross revenue from such sales and not merely the commissions earned because we (i) took title to the inventory, (ii) were the primary obligor in the sales arrangement with the customer, and (iii) assumed all the credit risk.

        For the years ended December 31, 2008 and 2007, we purchased 505.3 million and 395.0 million gallons of ethanol, respectively, from our marketing alliance partners. However, with severely declining margins and general liquidity stress due to frozen credit markets, this model no longer worked for our alliance partners or the Company. As such, beginning in the fourth quarter of 2008, we negotiated termination agreements with our marketing alliance partners and began to rationalize our distribution network to primarily focus on sales of our equity production. For the year ended December 31, 2009, we purchased only 30.9 million gallons of ethanol from marketing alliance partners. We also recognized $10.2 million of income from the termination of our marketing alliance agreements in 2009.

Competitive Strengths

        We believe that our competitive strengths include the following:

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  Strong Market Position.  We are a leading producer and marketer of ethanol in the U.S. based on both gallons of ethanol produced and sold. For the year ended December 31, 2009, we produced 197.5 million gallons, sold 66.4 million gallons of ethanol from non equity production, and reduced our ethanol inventory by 13.6 million gallons for a total sales volume of 277.5 million gallons.

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  Diversified Supply Base.  Our facilities are diversified across geography, fuel source and technology, allowing us to capitalize on multiple opportunities and limit our exposure to any one input. We also generate revenue from multiple sources—equity (or produced), non-equity (or marketed but not produced) and co-products (or from our production).

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  Supplier of Choice.  We maintain long-standing customer relationships with most of the major integrated oil refiners operating in North America (including Royal Dutch Shell and its affiliates, Conoco Phillips Company, Valero Marketing and Supply Company and Chevron Corporation) due to our ability to distribute ethanol extensively.

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  Low Cost Producer.  We believe we are one of the lowest cost producers of ethanol in the U.S. Our Illinois wet mill facility generates 38% of its own electricity and its remaining energy needs are met by using lower cost coal, which provides us significant cost savings compared to ethanol facilities that use higher cost natural gas to generate power. In addition, our Illinois wet mill facility, through its wet mill production process, generates higher margin co-products and bio-products, which allowed us to recapture 42.7% of our corn cost in the year ended December 31, 2009, which is a higher percentage than our competitors who employ the dry mill production process. At our Illinois dry mill facility and our Nebraska facility which employs the dry mill process, we recaptured 26.7% and 24.5% of our total corn costs, respectively, in the year ended December 2009.

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  Experienced and Proven Management Team.  Our management team has a combined 64 years of experience in the ethanol production industry. Our Chief Executive Officer, Thomas Manuel, was previously the President and Chief Executive Officer of ASAlliances Biofuels LLC and has 40 years experience in managing commodity-related businesses. John Castle, our Chief Financial Officer, was previously the Senior Vice President of Operations and Chief Financial Officer of White Energy, Inc. an ethanol production company.

Business and Growth Strategy

        We are pursuing the following business and growth strategies:

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  Add Production Capacity to Meet Expected Demand for Ethanol.  We have identified opportunities to increase our equity production capacity through the development of new production facilities and are continually exploring acquisition opportunities. We are currently building 110 million gallon undenatured annualized capacity ethanol production facilities at both Mt. Vernon, Indiana and Aurora, Nebraska, which we expect to complete in the fourth quarter of 2010 and in August 2010 we acquired the Canton facility, which we expect to become operational in the second quarter of 2011. After giving effect to the completion of these projects, our expected ethanol production capacity will be approximately 460 million gallons per year.

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  Capitalize on Current and Changing Regulation.  Through continued investment in increasing production capacity, we believe we are well positioned to take advantage of the current and changing regulatory environment in our industry. For example, the EISA increased the mandated minimum use of renewable fuels to 9 billion gallons in 2008 (up from a 5.4 billion gallon requirement, which was the previous mandated 2008 requirement under the Energy Policy Act of 2005). The mandated usage of renewable fuels increases to 36 billion gallons in 2022. The upper mandate for corn based ethanol is 15 billion gallons by 2015.

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  Entry into new and diversified markets.  We are continually negotiating additional sales agreements. We persistently strive to enhance and optimize our multiple modes of transportation and sources of production. In addition, as numerous countries in Europe, Asia and South America have increased the mandated use of renewable fuels, we believe that there are burgeoning export opportunities for our ethanol and by products.

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  Transform from Ethanol Seller to Risk Manager.  We apply risk mitigation and management techniques used for decades by well-established agricultural processing businesses such as

    ConAgra Foods, Cargill and Archer Daniels Midland. Combined with the termination of our marketing alliance and reduction in purchase/resale supply operations in late 2008 and the first quarter of 2009, we now focus primarily on the production of ethanol using established, proven logistics management techniques rather than ethanol sales.

Industry Overview

        Ethanol is marketed across the U.S. as a gasoline blend component that serves as a clean air additive, an octane enhancer and a renewable fuel resource. It is blended with gasoline (i) as an oxygenate to help meet fuel emission standards, (ii) to improve gasoline performance by increasing octane levels and (iii) to extend fuel supplies. A small but growing amount of ethanol is also used as E85, a renewable fuels-driven blend comprised of up to 85% ethanol.

        Ethanol is generally sold through short-term contracts. Although ethanol has in the past generally been priced at either a negotiated fixed price or a price based upon the price of wholesale gasoline plus or minus a fixed amount, the majority of ethanol sold in the U.S. today is based upon a spot index price at the time of shipment. The price of ethanol has historically moved in relation to the price of wholesale gasoline and the value of the VEETC. However, the price of ethanol over the last three years has been largely driven by supply/demand fundamentals and the price of corn.

        According to recent industry reports, approximately 99.4% of domestic ethanol is produced from corn fermentation as of December 31, 2009 and is primarily produced in the Midwestern corn-growing states. The principal factor affecting the cost to produce ethanol is the price of corn.

        The U.S. fuel ethanol industry has experienced rapid growth, increasing from 1.4 billion gallons of production in 1998 to approximately 10.8 billion gallons produced in 2009, the latest year for which production information is available. The RFA reports that the U.S. fuel ethanol industry has 187 operating plants and approximately 13.0 billion gallons of annual production capacity (including idled capacity) as of January 2010.

        The demand for ethanol has been driven by recent trends as more fully described below:

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  Mandated usage of renewable fuels.  The growth in ethanol usage has been supported by regulatory requirements dictating the use of renewable fuels, including ethanol. The EISA signed into law on December 19, 2007, requires mandated minimum usage of renewable fuels of 12.95 billion gallons in 2010 and 13.95 billion gallons in 2011. The mandated usage of renewable fuels increases to 36 billion gallons in 2022. The mandate for corn-based ethanol is capped at 15 billion gallons for the years 2015 through 2022. Certain waiver provisions enable the EPA to reduce the renewable fuel volumetric obligation targets for reasons including severe economic or environmental harm or inadequate domestic supply of renewable fuels.

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  Economics of ethanol blending.  As oil prices increased during the commodity bubble of 2007 and 2008, the price of gasoline also increased substantially. The price per gallon of ethanol during this same time period, although increasing, did not keep pace with the increase in the price of gasoline. This phenomenon created an opportunity for refiners and blenders to increase the profitability of the gasoline they sold by blending ethanol in amounts in excess of mandated levels (although not in excess of 10%). This discretionary blending was a driving force behind the rapid growth in the consumption of ethanol in 2007 and the first half of 2008. The profitability of blending ethanol was further enhanced by the VEETC, which was then $0.51 for each gallon of ethanol blended.

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  Carryover of Renewable Identification Number credits ("RINS").  Refiners, importers and blenders (other than oxygen blenders) of gasoline are obligated parties under the RFS. The consumption of ethanol above mandated amounts creates an excess of RINS that are available to satisfy an obligated party's blending requirements in the following year. The obligated parties are allowed to meet their requirement to consume renewable fuels through the accumulation or purchase of excess RINS, instead of from the actual physical purchase of renewable fuels. From September 1, 2007 through mid 2008, obligated parties blended significantly more ethanol than was required by the mandate as the economics of blending ethanol were quite profitable. As the blending economics of ethanol became less profitable with the rapid decline in oil prices beginning in the second half of 2008, obligated parties began to apply these excess RINS to meet their obligations which resulted in a significantly reduced demand for ethanol. For 2009, obligated parties blended approximately the same amount of ethanol that was required by the mandate. However, the carryover of 2008 RINS into 2009 created an excess of 2009 RINS that will be available to satisfy an obligated party's blending requirements in 2010. Our view is that there are approximately 1.50 billion RINS available to satisfy an obligated party's requirement for 2010. With the 2010 mandate for renewable biofuels at 12 billion gallons, this means that the actual physical ethanol volume that has to be purchased can be as low as 10.50 billion gallons.

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  Emission reduction.  Ethanol is an oxygenate which, when blended with gasoline, reduces vehicle emissions. Ethanol's high oxygen content burns more completely, emitting fewer pollutants into the air. Ethanol demand increased substantially beginning in 1990 when federal law began requiring the use of oxygenates (such as ethanol or methyl tertiary butyl ether ("MTBE")) in reformulated gasoline in cities with unhealthy levels of air pollution on a seasonal or year round basis. Although the federal oxygenate requirement was eliminated in May 2006 as part of the Energy Policy Act of 2005, oxygenated gasoline continues to be used in order to help meet separate federal and state air emission standards. The refining industry has all but abandoned the use of MTBE, making ethanol the primary clean air oxygenate currently used.

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  Octane enhancer.  Ethanol, with an octane rating of 113, is used to increase the octane value of gasoline with which it is blended, thereby improving engine performance. It is used as an octane enhancer both for producing regular grade gasoline from lower octane blending stocks (including both reformulated gasoline blendstock for oxygenate blending and conventional gasoline blendstock for oxygenate blending), and for upgrading regular gasoline to premium grades.

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  Fuel stock extender.  According to the Energy Information Administration and LEGC, LLC, while domestic petroleum refinery output has increased by approximately 29% from 1980 to 2008, domestic gasoline consumption has increased 36% over the same period, which is the latest period for which information is available. By blending ethanol with gasoline, refiners are able to expand the volume of the gasoline they are able to sell.

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  E15 Waiver.  The EPA has under consideration a petition from the renewable fuels trade association Growth Energy to raise the permissible level of ethanol blended into gasoline from 10 to 15 percent, which, if denied, could have an adverse effect on our business, result of operations, and financial condition. In anticipation of reaching market saturation at the current maximum permissible blend level of 10 percent, Growth Energy filed a petition with the EPA in March 2009 requesting a waiver for the use of a higher ethanol blend in gasoline of up to 15 percent for newer cars and trucks. The EPA originally had 270 days to rule on the waiver, but has postponed twice its decision, once to mid-2010 and again to the fall of 2010, to allow the Department of Energy adequate time to complete its testing on the impacts of higher ethanol blend fuels on vehicles. The Department of Energy is testing the impact of a 15 percent ethanol blend, or E15, on model year 2001 and new vehicles, including testing the fuel's impact on catalytic converters, tailpipe and evaporative emissions, fuel system components, engine durability, and on-board diagnostic equipment, as well as related infrastructure including tanks and fuel handling equipment.

    The EPA stated in June 2010 that the Department of Energy is on track to complete testing designed to determine the impact of higher ethanol blends on vehicles built after 2007 by the end of September and that preliminary testing with E15 appeared favorable. On July 1, 2010, the EPA issued a notice announcing the agency will take a bifurcated approach in its decision on the E15 waiver. By the end of this September, the Department of Energy is expected to complete testing on newer vehicles covering the 2007 and younger vehicle fleet, and we believe that the EPA plans to take action at that time on the waiver request regarding the use of E15 in those vehicles. If the test results support the use of E15, the EPA is expected to also propose a labeling rule at that time on fuel dispensing equipment. The Department of Energy is expected to complete testing on vehicles covering the 2001 to 2006 model years in November of this year, at which time we believe that the EPA will make a determination regarding the use of E15 in those vehicles and adjust the label rule if the tests are positive. In its July notice, the EPA also acknowledged that there was insufficient data on the use of E15 in older vehicles and non-road engines to enable the EPA to make a decision on a waiver that would allow the use of E15 for those engines, but that it would review any relevant data submitted prior to making its decision. These most recent statements by the EPA suggest the agency is likely to approve the waiver for model years 2007 and newer vehicles, but not for older vehicles, which would provide a limited incentive for the production of ethanol.

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  Growth in E85 usage.  E85 is a blended motor fuel containing up to 85% ethanol. The sale of E85 fuel has historically been less than 1% of the ethanol market (and less than 0.25% of the ethanol we produce). Its growth has been limited by both the availability of E85 fuel to consumers and by the number of automobiles capable of using the fuel. According to E85Prices.com, as of February 9, 2010, only 2,246 gasoline stations across the U.S. sold E85, and there are roughly 9 million flex fuel vehicles on the roads. However, the same website states that the number of stations offering E85 is expected to double in a little over a year as service stations are being offered incentives from Government and Ethanol Industry grants up to $30,000 to install E85 fuel pumps. They also state that General Motors, Ford, and Chrysler have pledged that at least 50% of their production will be flex fuel capable by 2011/2012. These two factors point to a potential growth in the consumption of E85 in future years.

Ethanol Production Processes

        The production of ethanol from corn can be accomplished through one of two distinct processes: wet milling and dry milling. Though the number of dry mill facilities significantly exceeds the number of wet mill facilities, their size is typically smaller. The principal difference between the two processes is the initial treatment of the grain and the resulting co-products. The increased production of higher margin co-products in the wet mill process results in a lower ethanol yield. At a denaturant blend level of 1.96%, a typical wet mill yields approximately 2.5 gallons of ethanol per bushel of corn while a typical dry mill yields approximately 2.7 gallons of fully denatured ethanol per bushel of corn.

Wet Milling

        In the wet mill process, the corn is soaked or "steeped" in water and sulfurous acid for 24 to 48 hours to separate the grain into its many parts. After steeping, the corn slurry is processed to separate the various components of the corn kernel, including the corn germ, which is then sold for processing into corn oil. The starch and any remaining water from the slurry can then be fermented and distilled into ethanol. The ethanol is then blended with a denaturant, such as gasoline, to render it unfit for consumption and thus not subject to the alcohol beverage tax.

        The remaining parts of the grain in the wet mill process are processed into a number of different forms of protein used to feed livestock. The multiple co-products from a wet mill facility generate a higher level of cost recovery from corn than the principal co-product (DDGS) from the dry mill process. In addition, a wet mill, if properly equipped, can produce a higher value brewers' yeast in order to lower its net corn cost. For the years ended December 31, 2009, 2008 and 2007, we recovered

42.7%, 45.6% and 46.3%, respectively, of our total corn costs related to our wet mill process through our sale of co-products and bio-products.

Dry Milling

        In a dry mill process, the entire corn kernel is first ground into flour, which is referred to in the industry as "meal," and is processed without first separating the various component parts of the grain. The meal is processed with enzymes, ammonia and water, and then placed in a high-temperature cooker to reduce bacteria levels ahead of fermentation. It is then transferred to fermenters where yeast is added and the conversion of sugar to ethanol begins. The fermentation process generally takes between 40 and 50 hours. After fermentation, the resulting liquid is transferred to distillation columns where the ethanol is evaporated from the remaining "stillage" for fuel uses. As with the wet milling process, the ethanol is then blended with a denaturant, such as gasoline, to render the ethanol unfit for consumption and thus not subject to the alcohol beverage tax.

        With the starch elements of the corn kernel consumed in the above described process, the principal co-product produced by the dry mill process is DDGS. DDGS is sold as a protein used in animal feed and recovers a portion of the total cost of the corn, although less than the co-products resulting from the wet mill process described above. For the years ended December 31, 2009, 2008 and 2007, we recovered 25.7%, 26.2% and 26.6%, respectively, of our corn costs related to our dry mill process through the sale of DDGS and other co-products.

Corn to Ethanol Conversion Process

        The following graphic depicts the corn to ethanol conversion process:

Corn To Ethanol Conversion Process

Wet Milling Process
Dry Milling Process
Corn Storage
Steeping
1st Grind Mill
Germ Separation
Germ Drying
Corn Germ
Hydroclones
2nd Grind Mill
Fiber Separation
Fiber Drying
Corn Gluten Feed
Starch / Gluten Separation
Gluten
Gluten Drying
Corn Gluten Meal
Starch
Corn Storage
Hammer-Mill
Mash Preparation
Liquefaction
Saccharification
Fermentation
CO2 Plant
Distillation
DDGS Drying
Distillers Dried Grains
CCDS
Dehydration
Aventine
Renewable Energy Inc.
Aventine
Renewable Energy, Inc.
Aventine

Legislative Drivers and Governmental Regulations

        The U.S. ethanol industry is highly dependent upon federal and state legislation, in particular:

  •
  The EISA;

  •
  The federal ethanol tax incentive program;

  •
  Federal tariff on imported ethanol;

  •
  The use of fuel oxygenates; and

  •
  Various state mandates.

The EISA

        Enacted into law on December 19, 2007, the EISA significantly increases the mandated usage of renewable fuels (ethanol, bio-diesel or any other liquid fuel produced from biomass or biogas). The law increases the RFS originally established under the Energy Policy Act of 2005 to 36 billion gallons by 2022, of which the mandate for corn-based ethanol is limited to 15 billion gallons annually from 2015 through 2022. Waiver provisions enable the EPA to reduce the renewable fuel volumetric obligation targets for reasons including severe economic or environmental harm or an inadequate domestic supply of renewable fuels.

The federal ethanol tax incentive program

        First passed in 1979, the VEETC program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax credit for each gallon of ethanol they blend. The federal Transportation Efficiency Act of the 21st Century, or TEA-21, extended the ethanol tax credit first passed in 1979 through 2007. The American Jobs Creation Act of 2004 extended the subsidy again to 2010 by allowing distributors to take a $0.51 excise tax credit for each gallon of ethanol they blend. Under the Food, Conservation and Energy Act of 2008, the tax credit was reduced to $0.45 per gallon for 2009 and thereafter. We cannot give assurance that the tax incentives will be renewed in 2010 or, if renewed, on what terms they will be renewed. Legislation has been introduced in Congress to extend the VEETC at a reduced level, and action is expected on the proposal prior to the November mid-term elections; however, the final outcome remains unclear. See "Risk Factors—The use and demand for ethanol and its supply are highly dependent on various federal and state legislation and regulation, and any changes in legislation or regulation could cause the demand for ethanol to decline or its supply to increase, which could have a material adverse effect on our business, results of operation and financial condition."

Federal tariff on imported ethanol

        In 1980, Congress imposed a tariff on foreign produced ethanol to offset the value of federal tax subsidies. This tariff was designed to protect the benefits of the federal tax subsidies for U.S. farmers. The tariff was originally $0.60 per gallon in addition to a 3.0% ad valorem duty. The tariff was subsequently lowered to $0.54 per gallon with a 2.5% ad valorem duty and was not adjusted completely in direct relative proportion with change in the VEETC. The 2008 Farm Bill extended the $0.54 per gallon tariff on foreign produced ethanol until January 1, 2011. Legislation has been introduced to extend the tariff, although the final outcome remains unclear.

        Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempt from this tariff under the CBI in order to spur economic development in that region. Under the terms of the CBI, member nations may export ethanol into the U.S. up to a total limit of 7% of U.S. production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7% limit). In the past, significant imports of ethanol into the U.S. have had a negative effect on ethanol prices. See "Risk Factors—The use and demand for ethanol and its supply are highly dependent on various federal and state legislation and regulation, and any changes in legislation or regulation could cause the demand for ethanol to decline or its supply to increase, which could have a material adverse effect on our business, results of operation and financial condition."

Use of fuel oxygenates

        Ethanol is used by the refining industry as a fuel oxygenate which, when blended with gasoline, allows engines to burn fuel more completely and reduce emissions from motor vehicles. The use of ethanol as an oxygenate had been driven by regulatory factors, specifically two programs in the federal Clean Air Act Amendments of 1990, that required the use of oxygenated gasoline in areas with unhealthy levels of air pollution. Although the federal oxygenate requirements for reformulated gasoline included in the Clean Air Act were completely eliminated on May 5, 2006 by the Energy Policy Act of 2005, refiners continue to use oxygenated gasoline in order to meet continued federal and state fuel emission standards.

State Mandates

        Several states, including Florida, Missouri, Montana and Oregon, have enacted mandates that currently, or will in the future, require ethanol blends of 10% in motor fuel sold within the state. Another state, Minnesota, has a 20% renewable fuel mandate that goes into effect in 2013. These mandates help increase demand for ethanol. As more states consider mandates, or if existing mandates are relaxed or eliminated, the demand for ethanol can be affected.

Products

Ethanol

        Our principal product is fuel-grade ethanol, an alcohol which is derived in the U.S. principally from corn. Ethanol is sold primarily for blending with gasoline to meet mandates for the required consumption and use of biofuels, as an octane enhancer, as an oxygenate additive for the purpose of meeting fuel emission standards and as a fuel extender. See "—Industry Overview." For the years ended December 31, 2009, 2008 and 2007, ethanol sales represented 81.5%, 92.5% and 91.3%, respectively, of our total revenue. The reduction in the 2009 percentage of total revenue attributable to ethanol sales is the result of the elimination of the ethanol sales dollars attributable to our marketing alliance and substantial reduction in the ethanol sales dollars attributable to our purchase/resale supply operation from our total revenue numbers for 2009.

Co-Products

        Our Illinois wet mill facility produces co-products such as corn gluten feed (both wet and dry), corn gluten meal, CCDS and corn germ. In addition, the fermentation process yields carbon dioxide. These co-products are sold for various consumer uses into large commodity markets. Corn gluten feed, corn gluten meal and CCDS are used as animal feed ingredients, corn germ is sold for the extraction of corn oil for human consumption, and carbon dioxide is sold for food-grade use such as beverage carbonation and dry ice. Our dry mill facilities in Pekin, Illinois and Aurora, Nebraska produce co-products such as DDGS, WDGS and carbon dioxide. Distillers products are marketed as high protein animal feed and carbon dioxide is sold for beverage carbonation and dry ice. For the years ended December 31, 2009, 2008 and 2007, co-products represented 14.4%, 5.2% and 5.7%, respectively, of our total revenue. The increase in the 2009 percentage of total revenue attributable to co-product sales is the result of the elimination of the ethanol sales dollars attributable to our marketing alliance and substantial reduction in the ethanol sales dollars attributable to our purchase/resale supply operation from our total revenue numbers for 2009.

Bio-Products

        Our Illinois wet mill facility also produces bio-products, Kosher and Chametz free brewers' yeast, which is processed into a growing variety of products for use in animal and human food and fermentation applications. For the years ended December 31, 2009, 2008 and 2007, bio-products represented 2.1%, 0.5% and 0.6%, respectively, of our total revenue.

Facilities

        The table below provides an overview of our three operational ethanol plants as of December 31, 2009.

	Illinois Wet Mill Facility	Illinois Dry Mill Facility	Nebraska Facility
Location	Pekin, Illinois	Pekin, Illinois	Aurora, Nebraska
Ownership	100.0%	100.0%	100.0%
Land (acres)	83	11	30
Year constructed	1981(1)	2007	1995
Process	Wet Milling	Dry Milling	Dry Milling
Annual ethanol capacity as of December 31, 2009 (in millions of gallons)	100	57	50
Electricity co-generation capability	Yes	No	No
Power Source	Coal, Natural Gas	Natural Gas	Natural Gas
Distribution method	Rail, Truck, Barge	Rail, Truck, Barge	Rail, Truck

(1)
Illinois wet mill facility converted from corn starches/sweeteners production (built in 1899) to an ethanol facility in 1981.

Marketing Alliances

        Prior to terminating the marketing alliance in late 2008 and early 2009, we sourced ethanol from marketing alliance partners which allowed us to increase sales and enhance our position as a leading player in the ethanol industry. In exchange for allowing us to market their ethanol exclusively, marketing alliance partners gained the benefit of our customer relationships and our ability to distribute ethanol. However, as described above, with severely declining margins and general liquidity stress due to frozen credit markets, this model no longer worked for our alliance partners or us. As such, beginning in the fourth quarter of 2008, we negotiated termination agreements with our marketing alliance partners and began to rationalize our distribution network to primarily focus on sales of our equity production. For the year ended December 31, 2009, we purchased only 30.9 million gallons of ethanol from marketing alliance partners. We recognized $10.2 million of income from the termination of our marketing alliance agreements in 2009. During the years ended December 31, 2008 and 2007, we purchased 505.3 million and 395.0 million gallons, respectively, of ethanol produced by our marketing alliance partners.

        As part of our new marketing strategy geared toward our equity production, we significantly reduced our fixed costs associated with our distribution network.

Sales and Marketing

        We employ direct sales personnel to pursue sales opportunities. In addition, customer service representatives are available to respond to customer questions and to undertake or resolve any required customer service issues. Our sales structure forms an integral, critical link in communicating with our customers. The sales function is coordinated through key senior executives responsible for our sales and marketing efforts.

Distribution and Logistics

        Due to severely declining margins and general liquidity stress due to frozen credit markets, we have significantly reduced the number of gallons we source from third parties. As noted above, beginning in the fourth quarter of 2008 we began negotiating termination agreements with most of our marketing alliance partners and terminated all of them during 2009. We recognized $10.2 million of income from the termination of our marketing alliance agreements during 2009. Accordingly, we have also undertaken a strategy to rationalize our distribution and logistics system to focus primarily on our equity production. At December 31, 2008, we had signed agreements for leased terminal capacity at 57 terminal locations. During 2009, we subleased or assigned the majority of our railcar, barge and terminal leases. We have aligned our distribution network in relation to production volumes from our equity-owned ethanol production facilities, and this distribution network has a cost structure that is comprised of minimal fixed cost commitments and is operated primarily on a variable cost basis. At December 31, 2009, we had signed agreements for leased terminal capacity at only three terminal locations.

        The costs associated with leasing these terminals were previously factored into the purchase price we paid our marketing alliance partners for the ethanol that we purchased from them and, therefore, a portion of these leasing costs were effectively paid for by our marketing alliance partners.

Customers

        The substantial majority of our customer base has purchased ethanol from us for over five years (including our predecessor companies). In 2009, 2008 and 2007, our ten largest customers accounted for approximately 66%, 50% and 67%, respectively, of our consolidated ethanol sales volume.

        For the 2009 fiscal year, Biourja Trading accounted for 10.5% and Exxon Mobil accounted for 11.1% of our consolidated net sales volume. No other customers in fiscal 2009 represented more than 10% of our consolidated net sales volume. No customers in 2008 or 2007 represented more than 10% of our consolidated net sales volume.

Competition

        According to the RFA, there were 122 producers operating 185 ethanol plants in the U.S. as of December 31, 2009. The top ten producers accounted for approximately 47.9%, 46.6%, and 54.3% of total industry capacity for the years 2009, 2008, and 2007, respectively. Aventine was one of the top ten producers, which all have annual production capacity exceeding 200 million gallons per year.

        A significant development during 2009 was Valero Energy's acquisition of ten ethanol plants from VeraSun Energy and Renew Energy. As a result of the acquisitions, the second largest U.S. oil refiner is now a top ten producer with annual ethanol production capacity of approximately 1 billion gallons.

        The remaining producers consist primarily of small capacity producers and farmer cooperatives.

        The world's ethanol producers have historically competed primarily on a regional basis. Imports into the U.S. have generally been limited by an import tariff of $0.54 per gallon (other than from Caribbean basin countries which are exempt from this tariff up to specified limits).

        Certain of our competitors have significantly larger market shares than we have, and tend to be price leaders in the industry. If any of these competitors were to significantly reduce their prices, our business, operating results and financial condition could be adversely affected.

        We could also be adversely affected if new products or technologies emerge that reduce or eliminate the need for ethanol. Our ethanol production is corn based, and competes with ethanol made from alternative materials, such as sugar, wheat and sorghum. Cellulosic sources of materials may also become a substitute feedstock for ethanol production, or other products may be devised which eliminate the need for ethanol entirely. Periods of time with sustained high corn prices could decrease the relative attractiveness of corn-based ethanol where alternatives exist, thereby adversely affecting our business, operating results or financial condition.

Investments

        Historically, we had made minority investments in other ethanol producers. Investments made by the Company in other ethanol producers after May 31, 2003 were recorded at cost, including our investment in Indiana BioEnergy ("IBE") prior to its acquisition by Green Plains Renewable Energy ("GPRE"). Our investment in IBE was valued at December 31, 2007 at our initial investment cost of $5.0 million. On October 15, 2008, IBE merged with GPRE, a publicly held company whose shares are traded on the NASDAQ national market, and our $5.0 million original investment was converted to 365,999 shares of GPRE stock. On October 15, 2008, we recorded a loss of $2.8 million on the exchange and reduced the value of our investment from $5.0 million to $2.2 million, which was the market price of the GPRE shares at that date. As our investment in GPRE shares is considered an available for sale investment in accordance with Accounting Standards Codification 320, Investments—Debt and Equity Securities, we recognized an other than temporary loss of $1.5 million on December 31, 2008. We made our determination that the loss in GPRE stock was other than temporary, considering our lack of ability and intent to hold this security to recover its value given our liquidity situation at that time. The GPRE stock has recovered significantly. Our recorded investment in GPRE at December 31, 2009, based upon the closing price of GPRE stock on the last trading day of 2009, is now carried at $5.4 million.

        During 2009, we sold our interests in Ace Ethanol, LLC and Granite Falls Energy LLC, recording gains totaling $1.0 million.

Pricing and Backlog

        Historically, ethanol delivered to customers was priced in accordance with one of the following methods: (i) a negotiated fixed contract price per gallon, (ii) a price per gallon based on an average spot value of ethanol at the time of shipment plus or minus a fixed amount, or (iii) a price per gallon based on the market value of wholesale unleaded gasoline plus or minus a fixed amount. The Company believed these pricing strategies, in conjunction with the rapid turnover of its inventory, provided a natural hedge against changes in the market price of ethanol. Currently the majority of ethanol sold to customers is based upon a spot index price.

        As of December 31, 2009, we had contracts for delivery of ethanol totaling 57.3 million gallons through September 30, 2010, all at spot prices (using various Platt, OPIS and AXXIS indices).

Raw Materials and Suppliers

        Our principal raw material is #2 yellow corn. In 2009, 2008 and 2007, we purchased approximately 74.2 million, 71.4 million and 71.9 million bushels of corn, respectively.

        We contract for our corn requirements through a variety of sources, including farmers, grain elevators, and cooperatives. Due to our plants being located in or near the Midwestern portion of the U.S., we believe that we have ample access to various corn markets and suppliers. Although corn can be obtained from multiple sources, and while historically we have not suffered any significant limitations on our ability to procure corn, any delay or disruption in our suppliers' ability to provide us with the necessary corn requirements may significantly affect our business operations and have a negative effect on our operating results or financial condition. At any given time, we may have up to 1.0 million bushels (or a 4 to 5 day supply) of corn stored on-site at our production facilities.

        The key elements of our corn procurement strategies are the assurance of a stable supply and the avoidance, where possible, of significant exposures to corn price fluctuations. Corn prices fluctuate daily, typically using the CBOT price as a benchmark. Corn is delivered to our facilities via truck through local distribution networks and by rail.

Patents and Trademarks

        We own several patents, patent rights and trademarks within the U.S. We do not consider the success of our business, as a whole, to be dependent on these patents, patent rights or trademarks.

Environmental and Regulatory Matters

        We are subject to extensive federal, state and local environmental, health and safety laws, regulations and permit conditions (and interpretations thereof), including, among other things, those relating to the discharge of hazardous and other waste materials into the air, water and ground, the generation, storage, handling, use, transportation and/or disposal of hazardous materials, and the health and safety of our employees. Compliance with these laws, regulations, and permits require us to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. These regulations may also require us to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial administrative and civil fines and penalties, criminal sanctions, imposition of clean-up and site restoration costs and liens, suspension or revocation of necessary permits, licenses and authorizations and/or the issuance of orders enjoining or limiting our current or future operations. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

        We are also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes. For instance, over ten years ago soil and groundwater contamination from fuel oil contamination at a storage site was identified at our Illinois campus. The fuel oil tanks were removed and a portion of the area has been capped, but no remediation has been performed. If any of these sites are subject to investigation and/or remediation requirements, we may be incur strict and/or joint and several liability under the Comprehensive Environmental Response, Compensation and Liability Act or other environmental laws which impose strict liability for all or part of the costs of such investigation, remediation, or removal costs and for damages to natural resources whether the contamination resulted from the conduct of other or from consequences of our own actions that were or were not in compliance with applicable laws at the time those actions were taken. We may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties or other impacts of our operations. While costs to address contamination or related third-party claims could be significant, based upon currently available information, we are not aware of any material liability relating to contamination or such third party claims. We have not accrued any amounts for environmental matters as of June 30, 2010. The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could adversely impact our results of operation or financial condition.

        In addition, the hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in releases of hazardous substances and other waste materials, and may result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damages to natural resources. We maintain insurance coverage against some, but not all, potential losses associated with our operations. Our coverage includes, but is not limited to, physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. We do not carry environmental insurance. We believe that our insurance is adequate for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to our property, natural resources or third parties that is not covered by insurance could have a material adverse impact on our results of operations and financial condition.

        Our air emissions are subject to the federal Clean Air Act, as amended, and similar state laws which generally require us to obtain and maintain air emission permits for our ongoing operations, as well as pre-approval for any expansion or construction of existing facilities or new facilities or modification of certain projects or facilities. Obtaining and maintaining those permits requires us to incur costs, and any future more stringent standards may result in increased costs and may limit or interfere with our operations. In addition, the permits ultimately issued may impose conditions which are more costly to implement than we had anticipated. These costs could have a material adverse effect on our financial condition and results of operations. Our failure to comply with air emissions laws and regulations could subject us to monetary penalties, injunctions, conditions or restrictions on operations and, potentially, criminal enforcement actions. Because other ethanol manufacturers in the U.S. are and will continue to be subject to similar laws and restrictions, we do not currently believe that our costs to comply with current or future air emissions laws and regulations will adversely affect our competitive position among domestic producers. However, because ethanol is produced and traded internationally, these costs could adversely affect us in our efforts to compete with foreign producers not subject to such stringent requirements.

        Federal and state environmental authorities have been investigating alleged excess VOCS emissions and other air emissions from many U.S. ethanol plants, including our Illinois facilities. The investigation relating to our Illinois wet mill facility is still pending, and we could be required to install additional air pollution control equipment or take other measures to control air pollutant emissions at that facility. If authorities require us to install controls, we would anticipate that costs would be higher than the approximately $3.4 million we incurred in connection with a similar investigation at our Nebraska facility due to the larger size of the Illinois wet mill facility. As of yet we have not established reserves for possible costs we may incur in connection with this investigation. In addition, if the authorities determine our emissions were in violation of applicable law, we would likely be required to pay fines that could be material.

        We have made, and expect to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits, including compliance with the NESHAP for industrial, commercial and institutional boilers and process heaters, which was issued but subsequently vacated. The vacated version of the rule required us to implement maximum achievable control technology at our Illinois wet mill facility to reduce hazardous air pollutant emissions from our boilers. The EPA is currently rewriting the NESHAP, which is expected to be more stringent than the vacated version. In the absence of a final NESHAP for industrial, commercial and institutional boilers and process heaters, we are waiting for state authorities to determine what technology will be required at our Illinois wet mill facility and when such technology must be installed. We currently cannot estimate the amount that will be needed to comply with any future federal or state technology requirement regarding air emissions from our boilers.

        In June 2009, the U.S. House of Representatives pass the American Clean Energy and Security Act of 2009, also known as the Waxman-Markey Bill. The U.S. Senate is considering a number of comparable measures. One such measure, the Clean Energy Jobs and American Power Act, or the Boxer-Kerry Bill, has been reported out of the Senate Committee on Energy and Natural Resources, but has not yet been considered by the full Senate. Although these bills include several differences that require reconciliation before becoming law, both contain the basic feature of establishing a "cap and trade" system for restricting greenhouse gas emissions in the U.S. Under such system, certain sources of greenhouse gas emissions would be required to obtain greenhouse gas emission "allowances"

corresponding to their annual emissions of greenhouse gases. The number of emission allowances issued each year would decline as necessary to meet overall emission reduction goals. As the number of greenhouse gas emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. The ultimate outcome of this legislative initiative remains uncertain. Any laws or regulations that may be adopted to restrict or reduce emissions of U.S. greenhouse gases could require us to incur increased operating costs, and could have an adverse effect on the revenues we generate from carbon dioxide sales. In addition, at least 20 states have already taken legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs.

        Depending on the particular program, we could be required to purchase and surrender allowances for greenhouse gas emissions resulting from our operations. Although we would not be impacted to a greater degree than other similarly situated companies, a stringent greenhouse gas control program could have an adverse effect on our cost of doing business and could reduce the revenues we generate from carbon dioxide sales.

        On April 2, 2007, the U.S. Supreme Court found that the EPA has the authority to regulate carbon dioxide emissions from automobiles as "air pollutants" under the Clean Air Act. Although this decision did not address carbon dioxide emissions from electric generating plants, the EPA has similar authority under the Clean Air Act to regulate "air pollutants" from those and other facilities. On April 17, 2009, the EPA released a "Proposed Endangerment and Cause or Contribute Findings for Greenhouse Gases under the Clean Air Act." The EPA's proposed finding concludes that the atmospheric concentrations of several key greenhouse gases threaten the health and welfare of future generations and that the combined emissions of these gases by motor vehicles contribute to the atmospheric concentrations of these key greenhouse gases and hence to the threat of climate change. Although the EPA's proposed finding, if finalized, does not establish emission requirements for motor vehicles, such requirements would be expected to occur through further rulemakings. Additionally, while the EPA's proposed findings do not specifically address stationary sources, those findings, if finalized, would be expected to support the establishment of future emission requirements by the EPA for stationary sources. On September 23, 2009, the EPA finalized a greenhouse gas reporting rule establishing a national greenhouse gas emissions collection and reporting program. The EPA rules will require covered entities to measure greenhouse gas emissions commencing in 2010 and submit reports commencing in 2011. On September 30, 2009, the EPA proposed new thresholds for greenhouse gas emissions that define when Clean Air Act permits under the New Source Review and Title V operating permits programs would be required. Under the Title V operating permits program, the EPA is proposing a major source emissions applicability threshold of 25,000 tons per year (tpy) of carbon dioxide equivalency for existing industrial facilities. Facilities with greenhouse gas emissions below this threshold would not be required to obtain an operating permit. Under the Prevention of Significant Deterioration portion of the New Source Review, the EPA is proposing a major stationary source threshold of 25,000 tpy of carbon dioxide equivalency. This threshold level would be used to determine if a new facility or a major modification at an existing facility would trigger Prevention of Significant Deterioration permitting requirements. The EPA is also proposing a significance level between 10,000 and 25,000 tpy of carbon dioxide equivalency. Existing major sources making modifications that result in an increase of emissions above the significance level would be required to obtain a Prevention of Significant Deterioration permit. The EPA is requesting comment on a range of values in this proposal, with the intent of selecting a single value for the greenhouse gas significance level. These proposals, along with new federal or state restrictions on emissions of carbon dioxide that may be imposed in areas of the U.S. in which we conduct business could also adversely affect our cost of doing business and demand for the ethanol we produce.

        On February 3, 2010 the EPA announced final revisions to the National Renewable Fuel Standard program (commonly known as the RFS program or RFS-2). This Rule makes changes to the RFS program as required by the EISA. The revised statutory requirements establish new specific annual volume standards for cellulosic biofuel, biomass-based diesel, advanced biofuel, and total renewable fuel that must be used in transportation fuel. The revised statutory requirements also include new definitions and criteria for both renewable fuels and the feedstock used to produce them, including new greenhouse gas emission thresholds as determined by lifecycle analysis. The regulatory requirements for RFS-2 will apply to domestic and foreign producers and importers of renewable fuel used in the U.S.

        This final action is intended to lay the foundation for achieving significant reductions of greenhouse gas emissions from the use and creation of renewable fuels, reductions of imported petroleum and further development and expansion of our nation's renewable fuels sector.

        On May 10, 2010, the EPA published a Direct Final Rule to "amend certain of the RFS program regulations" to correct "some technical errors and areas within the final RFS-2 regulations that could benefit from clarification or modification." As part of this Direct Final Rule, the EPA revised the RFS-2 "to require that construction of grandfathered renewable fuel production facility for which construction commenced prior to December 19, 2007, be completed by December 19, 2010, rather than 36 months from the date of commencement of construction." The Direct Final Rule is effective as of July 1, 2010, except for sections upon which the EPA received adverse comment or request for a hearing. We are unaware of adverse comment or request for a hearing on the construction deadlines described above.

        This Rule sets the 2010 RFS volume standard at 12.95 billion gallons (bg). Further, for the first time, the EPA is setting volume standards for specific categories of renewable fuels including cellulosic, biomass-based diesel, and total advanced renewable fuels. For 2010, the cellulosic standard is set at 6.5 million gallons (mg); and the biomass based diesel standard is set at 1.15 bg, (combining the 2009 and 2010 standards as proposed).

        In order to qualify for these new volume categories, fuels must demonstrate that they meet certain minimum greenhouse gas reduction standards, based on a lifecycle assessment, in comparison to the petroleum fuels they displace. Generally, ethanol plants either must meet the 20% reduction test or are grandfathered under special provisions. For plants under construction on which construction commenced prior to December 19, 2007 (including the company's Mt. Vernon and Aurora West plants under construction) the plants must be completed within 36 months in order to meet the requirements to be grandfathered or comply with the greenhouse gas reduction standards which require the use of Advanced Technologies defined by the regulations.

        For more information about our environmental compliance and actual and potential environmental liabilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Uses of Liquidity—Capital Expenditures" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters."

Employees

        At June 30, 2010, we had a total of 305 full-time equivalent employees, compared to 302 as of December 31, 2009 and 346 as of December 31, 2008. On March 13, 2009, we instituted a reduction in force of 26 employees, primarily as a result of the termination of our marketing alliance. Approximately 55% of our current full-time employees (comprised of the hourly employees at our Illinois facilities) are represented by a union. The unionized employees are covered by a collective bargaining agreement between our subsidiary, Aventine Renewable Energy, Inc. and the United Steelworkers International Union, Local 7-662 (the "Union"). Our contract with the Union was scheduled to expire in October 2009. Prior to the expiration of the collective bargaining agreement, the Company and the Union agreed to extend the term of the current collective bargaining agreement by one year through and including October 31, 2010 on the same terms and conditions. There can be no assurances that we will be able to timely and successfully negotiate a new labor contract whose terms allow us to operate our business in today's difficult operating environment. If we are unable to timely and successfully negotiate a new labor contract, our business may be disrupted and our results of operations and financial condition may be negatively affected.

Legal Proceedings

        On November 6, 2008, Aventine Renewable Energy, Inc. filed a complaint against JPMorgan Securities, Inc. and JPMorgan Chase Bank, N.A. in the Circuit Court for the Tenth Judicial Circuit of Tazewell County, Illinois. We are seeking to recover $31.6 million lost in the investment of funds in student loan backed auction rate securities. We have alleged that JPMorgan Chase Bank through its investment arm, JPMorgan Securities, gave false assurances of the liquidity of this type of investment. The $31.6 million figure represents funds lost because we were forced to sell the investment at a loss after they became illiquid; the investment monies were earmarked to fund our expansion activities. There can be no assurance either that we will be successful in recovering any of these amounts or as to the timing of any such recovery pursuant to this litigation.

        We are from time to time involved in various legal proceedings, including legal proceedings relating to the extensive environmental laws and regulations that apply to our facilities and operations, including those described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters," which is incorporated herein by reference. We are not involved in any legal proceedings that we believe will have a material adverse effect upon our business, operating results or financial condition.

MANAGEMENT

Directors and Executive Officers

        Set forth below is certain information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Thomas L. Manuel	63	Chief Executive Officer, Chief Operating Officer and Director
John W. Castle	46	Chief Financial Officer
William J. Brennan	59	Chief Accounting and Compliance Officer
Benjamin J. Borgen	36	Senior Vice President, Commodity Risk Management
Eugene I. Davis	55	Chairman of the Board of Directors
Timothy J. Bernlohr	51	Director and Chairman of the Compensation Committee
Kurt M. Cellar	40	Director and Chairman of the Audit Committee
Douglas Silverman	32	Director
Carney Hawks	35	Director

Executive Officers

        Thomas L. Manuel    Mr. Manuel was appointed Chief Executive Officer, Chief Operating Officer and a Director in March 2010. From November 2008 until March 2010, Mr. Manuel worked as a consultant for CRG Partners, LLC, a privately held business management firm, and from August 2007 until November 2008, Mr. Manuel managed personal investments. From August 2006 until August 2007, Mr. Manuel was the President and Chief Executive Officer of ASAlliances Biofuels LLC ("ASA") and a member of its board of directors. Prior to that, Mr. Manuel was the President and Chief Operating Officer of ConAgra Meat Companies ("ConAgra Meat") from 1998 until 2000. Prior to ConAgra Meat, Mr. Manuel was President and Chief Operating Officer of ConAgra Trading and Processing from 1994 until 1998. Mr. Manuel began his career at ConAgra Foods ("ConAgra") in 1977. While at ConAgra, Mr. Manuel was part of a team that helped drive sales from $480 million to $23 billion. He served as assistant to the Chairman of ConAgra and general manager of several ConAgra business units, where he was responsible for ConAgra's international and domestic grain merchandising business. Mr. Manuel received his B.S. degree in Business Administration from the University of Minnesota. In between his time at ConAgra Meat and ASA, Mr. Manuel served on the boards of various companies, including Swift & Company and Data Transmission Network Corporation. Our Board of Directors has determined that Mr. Manuel should serve as a director based on his extensive experience as an executive in our industry and his experience and insight as our Chief Executive Officer.

        John W. Castle    Mr. Castle was appointed Chief Financial Officer in April 2010. Before joining the Company, Mr. Castle served as Senior Vice President of Operations and Chief Financial Officer of White Energy, Inc., an ethanol production company, starting in November 2005. From August 2004 to November 2005, Mr. Castle was director of accounting for Dresser, Inc., a global manufacturer of highly engineered energy infrastructure and oilfield products and services. Mr. Castle has also served as Vice President and Chief Financial Officer at Rohn Industries, Inc. and as Vice President, Treasurer and Corporate Controller of Telxon Corporation. Previously, Mr. Castle was a member of Paxton Associates LLC, a provider of financial and operational assessment services. Mr. Castle has also held accounting and financial management positions at Mosler Inc. and Litton Industries, Inc. Mr. Castle is a Certified Public Accountant with a Masters of Business Administration from Xavier University and a Bachelor of Science in Accounting from Eastern Illinois University.

        William J. Brennan    Mr. Brennan became our Chief Accounting & Compliance Officer in November 2005 and was our Chief Financial Officer from October 2004 when he joined the Company, until November 2005. Before joining the Company, Mr. Brennan served as Regional Chief Financial

Officer for Omnicare Inc. from 2001 to 2004 and as Chief Financial Officer of Polestar Communications, Inc. and its predecessor company from 2000 to 2001. Mr. Brennan also held senior financial positions with Ameritech Inc., Wisconsin Bell, Inc. and De La Rue Systems of the Americas, Inc. Mr. Brennan began his professional career with Alexander Grant & Co. Certified Public Accountants. Mr. Brennan is a Certified Public Accountant with a Masters of Business Administration from Marquette University and a Bachelor of Business Administration in Accounting from the University of Wisconsin—Milwaukee.

        Benjamin J. Borgen    Mr. Borgen became our Senior Vice President, Commodity Risk Management in March 2010. From June 2009 to February 2010, Mr. Borgen managed ethanol trading as Director of Commodity Trading for Barclays Capital. From April 2008 to May 2009, Mr. Borgen served as Director of Ethanol Trading at Saracen Energy Partners. Mr. Borgen served as Vice President of Ethanol Trading and Marketing for Sempra Energy Trading, from March 2005 to March 2008. Mr. Borgen was also a Senior Energy Trader with PG&E National Energy Group. In these positions, Mr. Borgen was responsible for strategy development and evaluation, asset evaluation, and management of commodity positions. Mr. Borgen holds a Bachelor of Arts degree from Concordia College in Moorhead, Minnesota.

Directors

        Eugene I. Davis    Mr. Davis became Chairman of the Board in March 2010. Mr. Davis is currently Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC ("PIRINATE"), a privately held consulting firm specializing in turnaround management, merger and acquisition consulting and hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and served as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and Chairman of the Board of a number of businesses operating in diverse sectors such as telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics. Previously, Mr. Davis served as President, Vice Chairman and Director of Emerson Radio Corporation and Chief Executive Officer and Vice Chairman of Sport Supply Group, Inc. He began his career as an attorney and international negotiator with Exxon Corporation and Standard Oil Company (Indiana) and as a partner in two Texas-based law firms, where he specialized in corporate/securities law, international transactions and restructuring advisory. Mr. Davis graduated with a B.A. degree in International Politics from Columbia University and graduated with a Masters in International Affairs degree in International Law and Organization from the School of International Affairs of Columbia University and a J.D. from Columbia University School of Law. Mr. Davis is also a member of the board of directors of American Commercial Lines, Inc., Atlas Air Worldwide Holdings, Knology, Inc., Bally Total Fitness, Solutia Inc. and TerreStar Corporation. Since 2005, Mr. Davis has been a director of Exide, IPCS, Oglebay Norton, Tipperary Corporation, Viskase, Inc., McLeod Communications, Granite Broadcasting, Footstar, PRG Schultz, Silicon Graphics, SeraCare, Foamex, Ion Broadcasting, Delta Airlines, Atari, Media General, Rural/Metro, Spectrum Brands, Ambassadors, and DEX One. Our Board of Directors has determined that Mr. Davis should serve as a director and as Chairman of the Board based on his extensive experience as a chairman and director of emerging companies as well as his management and legal expertise.

        Timothy J. Bernlohr    Mr. Bernlohr has been a Director since March 2010. Mr. Bernlohr is the founder and, since November 2004, has been a managing member of TJB Management Consulting, LLC, which specializes in providing project specific consulting services to businesses in transformation, including restructurings, interim executive management and strategic planning services. From April 1997 to July 2005, Mr. Bernlohr held positions of increasing authority with RBX

Industries, Inc. ("RBX"), including serving as its President and Chief Executive Officer. RBX was a nationally recognized leader in the design, manufacture and marketing of rubber and plastic materials to the automotive, construction and industrial markets. RBX filed a voluntary petition for reorganization under Chapter 11 in March 2004 and was sold to multiple buyers in 2004 and 2005. Prior to joining RBX in 1997, Mr. Bernlohr spent 16 years in the International and Industry Products division of Armstrong World Industries, where he served in a variety of management positions. Mr. Bernlohr is chairman of the boards of directors of Champion Home Builders, Inc., The Manischewitz Company and Cuisine Innovations and a director of Atlas Air Worldwide Holdings, Inc, Bally Total Fitness Corporation, Hayes Lemmerz Inc., Ambassadors International, Inc. and Hilite International. Mr. Bernlohr was formerly a director of WCI Steel from May 2006 to June 2008. Mr. Bernlohr is a graduate of The Pennsylvania State University. Our Board of Directors has determined that Mr. Bernlohr should serve as a director based on his extensive executive experience and his prior and ongoing board service for other public companies.

        Kurt M. Cellar    Mr. Cellar has been a Director since March 2010. Mr. Cellar has been a self-employed consultant and board member since January 2008. From July 1999 through January 2008, Mr. Cellar was a partner and Portfolio Manager at Bay Harbour Management, L.C. ("Bay Harbour"). Prior to Bay Harbour, he was an associate at Remy Investors and Consultants, Inc. ("Remy"), where he sourced and analyzed public and private investment opportunities. Prior to Remy, Mr. Cellar was an associate at LEK/Alcar Consulting Group, Inc., a strategic management consulting firm. Mr. Cellar received a B.A. degree in Economics and Business from the University of California, Los Angeles and his M.B.A. in Finance and Entrepreneurial Management from the Wharton School at the University of Pennsylvania. Mr. Cellar currently serves on the boards of Home Buyers Warranty, Inc. the Penn Traffic Company and RCN Corporation. Our Board of Directors has determined that Mr. Cellar should serve as a director based on his extensive financial, accounting, and investing experience and his prior and ongoing board service for other public companies.

        Douglas Silverman    Mr. Silverman has been a Director since March 2010. Mr. Silverman is a Managing Partner and Co-Chief Investment Officer at Senator Investment Group LP ("Senator") where he is responsible for portfolio management and all operations of a 16 employee partnership which manages approximately $1.9 billion of assets. Prior to co-founding Senator in February 2008, Mr. Silverman was a Managing Director and Co-Portfolio Manager at York Capital Management ("York") from May 2002 to December 2007. Prior to joining York, Mr. Silverman was an investment banker in the Leveraged Finance department at Merrill, Lynch & Co. from June 2000 to April 2002. Mr. Silverman received a B.A. in Economics, cum laude, from Princeton University. Our Board of Directors has determined that Mr. Silverman should serve as a director based on his extensive financial, accounting, and investing experience.

        Carney Hawks    Mr. Hawks has been a Director since March 2010. Mr. Hawks is an original partner with Brigade Capital Management, LLC ("Brigade"), a credit-focused, asset management firm founded in 2007. Prior to joining Brigade, he was a Managing Director in the High Yield Division of MacKay Shields ("MacKay") from 1998 through 2006. Prior to MacKay, he was an investment banker in the Financial Entrepreneurs Group at Salomon Smith Barney. Mr. Hawks is a graduate (with Distinction) of the University of Virginia's McIntire School of Commerce and a CFA Charterholder. He currently serves on the board of Jacuzzi Group Worldwide. Our Board of Directors has determined that Mr. Hawks should serve as a director based on his extensive financial and investing experience.

Board Composition

        Under our third amended and restated certificate of incorporation and amended and restated bylaws, the number of directors at any one time are set by resolution of the Board. Currently, the Board consists of six members, of which three have affirmatively been determined to be independent. Our former Board affirmatively determined that all seven members—Messrs. Leigh Abramson,

Theodore Butz, Richard Derbes, Farokh Hakimi, Michael Hoffman, Wayne Kuhn and Arnold Nemirow, all of whom were replaced upon our emergence from bankruptcy—were independent of the Company and our management. In making such determination, the former Board took into account the matters described under "Certain Relationships and Related Transactions—The MSCP Funds and Metalmark Capital LLC." Upon emergence from bankruptcy and appointment of our new Board, the Board affirmatively determined that Messrs. Davis, Bernlohr and Cellar are independent of the Company and our management under the NASDAQ Stock Market Rules and Rule 10A-3 of the Exchange Act. In addition, although the Board has not made a formal determination on the matter, we believe that Messrs. Hawks and Silverman may not be independent of the Company and our management under the NASDAQ Stock Market Rules. In making this independence determination, we noted in particular the following: (i) Mr. Hawks is an original partner with Brigade, (ii) Mr. Silverman is a Managing Partner and Co-Chief Investment Officer with Senator, (iii) Brigade received approximately 27.0% in aggregate principal amount of notes and shares of common stock sold in a private placement that closed on March 15, 2010, (iv) Senator received approximately 12.0% in aggregate principal amount of notes and shares of common stock sold in a private placement that closed on March 15, 2010 and (v) Senator and Brigade received an aggregate of $500,000 as a commitment fee as consideration for their commitment to backstop our August 2010 notes offering. See "Certain Relationships and Related Party Transactions—Transactions with Executive Officers and Directors—The Backstop Purchasers."

        We note that The NASDAQ Stock Market LLC does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding. Although it is unclear under NASDAQ Stock Market Rules whether Messrs. Hawks and Silverman would be considered independent, we do not believe that any of the above factors would cause either of Messrs. Hawks or Silverman to have a relationship with us that would impair their independence for the purposes of NASDAQ Stock Market Rule 5605(a)(2).

        Our third amended and restated certificate of incorporation and amended and restated bylaws provide for the annual election of directors. At each annual meeting of stockholders, beginning at our 2011 annual meeting, our directors will be elected for a one-year term and serve until their respective successors have been elected and qualified. It is anticipated that the Board of Directors will meet at least quarterly.

        Stockholders desiring to communicate with the Board may do so by mail addressed as follows: Board of Directors, Aventine Renewable Energy Holdings, Inc., 120 North Parkway Drive, Pekin, IL 61554. We believe our responsiveness to stockholder communications to the Board has been excellent.

        The Company encourages, but does not require, directors to attend annual meetings of stockholders.

Board Committees and Director Nominations

        Prior to March 2010, we had an audit committee which consisted of Messrs. Farokh Hakimi, Richard Derbes and Arnold Nemirow. Prior to March 2010, we had a compensation committee which consisted of Messrs. Wayne Kuhn, Leigh Abramson and Arnold Nemirow. In March 2010, we reconstituted our Board of Directors pursuant to our plan of reorganization. In accordance with our plan of reorganization, Messrs. Davis, Cellar, Silverman and Hawks were appointed to the Board by Brigade, Nomura Corporate Research & Asset Management, Inc., Whitebox Advisors, LLC, Senator and SEACOR Capital Corporation (the "Backstop Purchasers"), which constituted a group that formerly held (or managed affiliated funds or accounts that formerly held) the Old Notes that were cancelled pursuant to our plan of reorganization. Mr. Manuel, as Chief Executive Officer, was also appointed to our Board of Directors pursuant to our plan of reorganization. On March 15, 2010 our

Board of Directors voted to increase the size of the Board by one and Mr. Bernlohr was selected to fill the resulting vacancy. We consequently reconstituted our audit committee and compensation committee and, in April 2010, we established a strategic and finance committee. The Board of Directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our third amended and restated certificate of incorporation and amended and restated bylaws.

        Audit Committee.    We have an audit committee that is comprised of three directors (Messrs. Cellar (Chair), Davis and Bernlohr), all of whom are "independent" as defined under the federal securities laws. Mr. Cellar is designated as the "audit committee financial expert," as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal duties of the audit committee are as follows:

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  to select the independent auditor to audit our annual financial statements;

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  to approve the overall scope of and oversee the annual audit;

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  to assist the Board of Directors in monitoring the integrity of our financial statements, the independent auditor's qualifications and independence, the performance of the independent auditor and our internal audit function and our compliance with legal and regulatory requirements;

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  to review and discuss with management the annual audited financial and quarterly statements with management and the independent auditor;

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  to discuss policies with respect to risk assessment and risk management; and

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  to review with the independent auditor any audit problems or difficulties and management's responses.

In addition, our audit committee is responsible for assisting the Board in monitoring our Company's compliance with legal and regulatory requirements and for developing and recommending to the Board a set of corporate governance guidelines.

        Our Board of Directors has adopted a written charter for the audit committee, which is available on our website.

        Compensation Committee.    We have a compensation committee that includes Mr. Bernlohr (Chair), Mr. Davis and Mr. Cellar, all of whom are "independent" as defined under the federal securities laws. The compensation committee will administer, subject to Board approval, our stock plans and incentive compensation plans, including our 2010 Equity Incentive Plan. In addition, the compensation committee will be responsible for making recommendations to the Board of Directors with respect to the compensation of our Chief Executive Officer and our other executive officers and for making recommendations to the Board of Directors with respect to compensation and employee benefit programs.

        Our Board of Directors has adopted a written charter for the compensation committee, which is available on our website.

        Strategic and Finance Committee.    We have a strategic and finance committee that includes Mr. Hawks (Chair), Mr. Davis and Mr. Silverman. The strategic and finance committee will review possible financing, purchase, sale and other strategic transactions involving the Company and present such transactions to the Board of Directors.

        Director Nominations.    The Board has not established a committee responsible for nominating, or recommending for nomination, directors to our Board. We believe that the entire Board is able to fulfill the functions of a nominating committee. The Board believes that candidates for director should have certain minimum qualifications, including being able to read and understand financial statements and having the highest personal integrity and ethics. The Board will consider such factors as relevant expertise and experience, ability to devote sufficient time to the affairs of the Company, demonstrated excellence in his or her field, the ability to exercise sound business judgment and the commitment to rigorously represent the long-term interests of the Company's stockholders. Candidates for director will be reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. The Board currently does not have a formal process in place for identifying and evaluating nominees for directors. Instead, the Board will use its network of contacts to identify potential candidates. The Board will conduct any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Board has not established procedures for considering nominees recommended by stockholders. The Board believes that nominees should be considered on a case-by-case basis on each nominee's merits, regardless of who recommended such nominee.

Board Leadership Structure

        Our Chairman of the Board sets the agenda for each of our Board meetings and generally presides over the meetings of our Board of Directors. However, each of our directors is expected to provide leadership for our Board of Directors in the areas where they have particular expertise and each of our Board members from time to time suggests topics for inclusion on the agenda for future Board meetings. We believe that our leadership structure is appropriate because it strikes an effective balance between management and non-employee director participation in the Board process. The role of our Chief Executive Officer, who is also a director, helps to ensure communication between management and the non-employee directors, but also encourages each non-employee director to participate and contribute to the Board process, while also capitalizing on each director's particular area of expertise as needed. It also increases the non-employee directors' understanding of management decisions and our operations.

Board Risk Assessment and Control

        Our risk management program is overseen by our Board of Directors and its committees, with support from our management. Our Board of Directors oversees an enterprise-wide approach to ethanol industry risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is a thorough understanding of the risks a company faces, understanding of the level of risk appropriate for the Company and the steps needed to manage those risks effectively. As an example, we may manage commodity price risk by, when appropriate, entering into appropriate hedge agreements with approved counterparties. We believe that our Board of Directors will take an active role in determining the types and levels of hedging activity to be pursued. Together with management's recommendations, our Board of Directors may approve the counterparties with whom we enter into hedge agreements and the commodity levels hedged. The involvement of the full Board of Directors in setting our business strategy is a key part of its overall responsibilities and together with management determines what constitutes an appropriate level of risk for us.

        While the Board of Directors has the ultimate oversight responsibility for the risk management process, other committees of the Board of Directors also have responsibility for risk management activities. In particular, the audit committee focuses on financial risk, including internal controls, and oversees compliance with regulatory requirements. In setting compensation, the compensation committee recommends approval of compensation programs for the officers and other key employees to encourage an appropriate level of risk-taking behavior consistent with our business strategy. In determining strategic business decisions, our strategic and finance committee focuses on business and transactional risks.

Compensation Committee Interlocks and Insider Participation

        For the fiscal year ended 2009, none of our then executive officers served as a member of the board of directors or compensation committee of any entity that had one or more of its executive officers serving as a member of our Board of Directors or compensation committee.

Code of Ethics

        Our Code of Business Conduct and Ethics that applies to our directors, officers and employees (including our Chief Executive Officer, Chief Financial Officer, Chief Accounting & Compliance Officer, controller or other persons performing similar functions) is available on our website (www.aventinerei.com) or in print upon written request at no charge. If we amend or grant any waivers under the code that are applicable to our Chief Executive Officer, our Chief Financial Officer, or our Chief Accounting & Compliance Officer and that relate to any element of the SEC's definition of a code of ethics, which we do not anticipate doing, we will promptly post that amendment or waiver on our website, www.aventinerei.com, under "Corporate Governance."

EXECUTIVE COMPENSATION

Executive Compensation

Introduction

        This Compensation Discussion and Analysis (1) provides an overview of our compensation policies and programs; (2) explains our compensation objectives, policies and practices with respect to our executive officers; and (3) identifies the elements of compensation for each of the individuals identified in the following table, whom we refer to in this Compensation Discussion and Analysis as our named executive officers ("NEO").

Name	Principal Position
George T. Henning, Jr.	Former Interim Chief Executive Officer and Chief Financial Officer
Ronald H. Miller	Former President and Chief Executive Officer
Ajay Sabherwal	Former Chief Financial Officer
Daniel R. Trunfio, Jr.	Former Chief Operating Officer

        We no longer employ these executive officers. Other than an employment offer letter with Mr. Trunfio entered into with Mr. Trunfio prior to our emergence from bankruptcy, we had no employment or severance agreements with any executive officer. The terms provided for in Mr. Trunfio's offer letter were what we deemed necessary to recruit this executive and were established through arm's-length negotiations. For information regarding Mr. Trunfio's offer letter, please see "—Consulting Agreement."

        On March 15, 2010 and pursuant to the plan of reorganization and the Confirmation Order, Thomas L. Manuel was appointed to the position of Chief Executive Officer and Chief Operating Officer of the Company and Benjamin J. Borgen was appointed to the position of Senior Vice President, Commodity Risk Management. In addition, on April 15, 2010 we appointed John W. Castle as Chief Financial Officer. See "—Emergence from Bankruptcy—Employment Agreements."

Executive Compensation Program Objectives

        Our compensation programs are designed to achieve the following objectives:

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  Attract and retain top management talent;

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  Link compensation realized to the achievement of our short-term and long-term financial and strategic goals;

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  Align management and stockholder interests by encouraging long-term stockholder value creation;

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  Maximize the financial efficiency of the programs from tax, accounting, cash flow and share dilution perspectives; and

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  Support important corporate governance principles and comply with best practices.

        On April 7, 2009, the Company and its subsidiaries filed voluntary petitions for reorganization relief under the provisions of Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. Therefore in fiscal year 2009, the long-term objectives of our compensation programs were constrained by our Chapter 11 filing in order to conserve cash and maintain the operations and compliance activities of the Company. There were no increases in the base salaries of our executives other than those associated with Mr. George Henning assuming the additional role of Interim Chief Executive Officer and President and Mr. Daniel Trunfio assuming additional responsibilities upon the departure of our former Chief Executive Officer and President, Mr. Ronald Miller. In addition, other than the Key Employee Incentive Plan discussed below there were no short or long-term bonus plans initiated in 2009.

        In connection with our emergence from bankruptcy in March 2010, we adopted a new management incentive plan and appointed a new management team, certain of which entered into employment agreements with us and received stock and/or option awards in connection with their appointment, as described below.

        Because the members of our compensation committee were all appointed in March 2010 after our emergence from bankruptcy, the decisions made for fiscal year 2009 were not decisions made by our current compensation committee. Matters acted upon with regard to the new management incentive plan, new equity awards and employment agreements described below reflect our analysis and decisions of our current board and compensation committee. See "—Emergence from Bankruptcy."

Target Competitive Positioning

        Historically our compensation programs have been designed to link pay to performance. Aside from base salaries, all other compensation components have been tied to performance. In the past we positioned target base salaries and total direct compensation opportunities between the 25th percentile and median of our comparator group to recognize that we are smaller than the typical peer company. In the past we structured our programs to provide the appropriate balance between cash and equity compensation, and short-term and long-term incentives, to further the program objectives identified above. However, due to the bankruptcy filing on April 7, 2009 there were no regular annual increases in base salaries awarded and there were no short or long-term incentive plans established for 2009.

        To help insure that certain members of the senior leadership and management team were properly motivated to undertake the substantial efforts that were required of them to complete the necessary negotiations with various creditor constituencies in order to formulate and propose a Chapter 11 plan and to emerge from Chapter 11, the Company adopted the Aventine Renewable Energy, Inc. and Affiliates Key Executive Incentive Plan (the "KEIP"), which was approved by the Bankruptcy Court through an order dated December 15, 2009.

        The KEIP was designed to provide certain senior executives and managers of the Company (collectively, the "Eligible Employees") with appropriate incentives in order to maximize their efforts to aid in the negotiation, formulation, and consummation of the Chapter 11 plan, and to motivate the Eligible Employees to continue effectively managing our operations and minimize expenditures during the Chapter 11 plan process.

        The KEIP was limited to eight employees and a maximum total payout of $346,662, including one named executive officer, Mr. Trunfio, whose maximum bonus under the plan was $117,000. Pursuant to the KEIP, each of the Eligible Employees was entitled to an incentive bonus payment if we met or exceeded certain specified targets relating to cash position, production level, and the date of emergence from bankruptcy. These targets were designed to be challenging, but attainable.

        Below is a summary of the plan components, the targets and the incentive payments available for meeting each target:

Plan Components	% Weighting of maximum incentive bonus	Target
1. Cash Position	30%	90% or greater of the planned cash position at emergence
2. Production Level	40%	Production level at emergence equal to or above 105% of plan
3. Emergence Date	30%	March 31, 2010

        Unless terminated "without cause," the Eligible Employees were required to be employed by the Company as of the effective date of the Chapter 11 plan or the closing of a sale of substantially all of our assets in order to receive any payments under the KEIP.

        Pursuant to the KEIP, Mr. Trunfio was paid $70,200 and Mr. Brennan was paid $28,013 on April 9, 2010.

Compensation Committee Procedure and the Compensation Consultant

        The compensation committee of the Board is responsible for making recommendations to the Board regarding the nature and amount of compensation for our executive officers and directors. The compensation committee consists of three non-employee directors: Timothy J. Bernlohr (Chair), Eugene I. Davis, and Kurt M. Cellar. The charter of the compensation committee gives the compensation committee the ability to delegate its authority to subcommittees when it deems appropriate and in the interest of the Company. Prior to March 2010, the compensation committee was responsible for determining the nature and the amount of compensation for our executive officers and directors. The compensation committee consisted of three non-employee directors: Wayne D. Kuhn (Chair), Leigh J. Abramson and Arnold M. Nemirow. The compensation committee's prior charter allowed the compensation committee to delegate its authority to subcommittees or the chairman of the compensation committee when it was deemed appropriate and in our interests. The compensation committee did not, however, delegate its authority with respect to NEO compensation.

        Since 2006, the compensation committee has periodically engaged Frederic W. Cook & Co. ("Cook") as its independent compensation consultant. Cook does no work for management without the consent of the compensation committee chair, receives no compensation from us other than for its work in advising the compensation committee, and maintains no other economic relationships with us. While the compensation committee values the advice of its independent consultant, the compensation committee may choose to take a different approach than that recommended by the consultant for various reasons.

        In 2008, Cook performed an updated comprehensive review of our executive compensation program in terms of design and compensation levels. The review included a total direct compensation analysis for eight executive positions; a carried-interest ownership analysis for the five highest paid executives; and aggregate share usage, fair value transfer, and potential dilution analyses. The results of the competitive review and Cook's preliminary recommendations for the 2008 compensation program were presented and discussed at the July 31, 2008 Board meeting. No such review was performed in 2009, nor does the Company expect that such a review will be performed in 2010.

Input of Executive Officers on Compensation

        On an ongoing basis, during 2009, the compensation committee received input from the Chief Executive Officer on the personal performance achievements of the executives who reported to him. The evaluation of personal performance was made through a "Right Results—Right Way" analysis which each executive completed in conjunction with the Chief Executive Officer. This individual performance assessment determined a portion of the annual compensation for each executive. In addition, the Chief Executive Officer provided input on salary increases, incentive compensation opportunities, and long-term incentive grants for the executives who reported to him, which the compensation committee considered when making executive compensation recommendations to the Board. During 2009, the compensation committee performed its own review of the Chief Executive Officer, and discussed it with the full Board.

        In addition, during 2009, management provided input into our compensation programs by establishing annual plans and budgets. These were then reviewed and approved by the Board, as the performance goals used in our compensation programs are tied to these annual plans and budgets.

Compensation Elements

        Our compensation program historically had the following elements:

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  Base salary;

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  Annual incentives (cash bonuses);

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  Long-term incentives; and

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  Benefits and perquisites.

Base Salary

        Prior to the Chapter 11 bankruptcy filing our policy had been to establish base salaries necessary to attract and retain executive level talent and to provide some minimum level of fixed compensation while reserving an incentive compensation component. Our base salaries have been reviewed annually and are generally targeted between the competitive 25th percentile and median, but may deviate from this competitive position based on the scope of the individual's role in the organization, his or her level of experience in the current position and individual performance.

        The compensation committee made a determination early in 2009 that no salary increases for 2009 would be approved at that time but that the matter could be revisited if conditions changed. Ultimately only two increases were approved for Messrs. Henning and Trunfio as Mr. Henning assumed the additional role of Interim Chief Executive Officer and President and Mr. Trunfio assumed additional responsibilities upon the resignation of Mr. Miller, the former Chief Executive Officer and President. Mr. Henning's original compensation terms were established in March 2009 when he assumed the role of Interim Chief Financial Officer to guide the Company through the bankruptcy process.

        Base salary information for the NEOs was as follows:

Executive	2009 Starting Salary		2010 Salary
Ronald H. Miller	390,000	(1)	—
George T. Henning, Jr.	300,000	(2)	450,000	(3)
Daniel R. Trunfio, Jr.	315,000		390,000	(4)
Ajay Sabherwal	262,080	(5)	—

(1)
Represents Mr. Miller's annualized 2009 salary. Mr. Miller resigned his position effective October 23, 2009.

(2)
Represents Mr. Henning's annualized 2009 salary. Mr. Henning began employment effective March 16, 2009.

(3)
Mr. Henning's salary was increased by the compensation committee effective October 24, 2009 in recognition of additional duties assumed as Interim Chief Executive Officer and President. Mr. Henning resigned his position effective March 15, 2010.

(4)
Mr. Trunfio's salary was increased by the Board effective October 24, 2009 in recognition of additional duties he assumed. Mr. Trunfio resigned his position effective March 19, 2010.

(5)
Represents Mr. Sabherwal's annualized 2009 salary. Mr. Sabherwal resigned his position effective March 13, 2009.

Annual Incentives

        The compensation committee made the determination early in 2009 that no incentive plan would be established for 2009 but that the matter could be revisited if circumstances changed. Ultimately, no incentive plan was implemented for 2009. The Board has, however, adopted the 2010 Equity Incentive Plan discussed in more detail below under "—Emergence from Bankruptcy—2010 Equity Incentive Plan."

Long-Term Incentive Compensation

        The compensation committee made the determination early in 2009 that a long-term incentive program for 2009 would not be established at that time but that this matter could be revisited if circumstances changed. Ultimately, no long-term incentive plan was implemented for 2009. The Board has, however, adopted the 2010 Equity Incentive Plan discussed in more detail below under "—Emergence from Bankruptcy—2010 Equity Incentive Plan."

Benefits and Perquisites

        During 2009, the NEOs participated in the same benefits programs as our other employees, including health and dental insurance programs, group term life insurance, short-term disability coverage, business travel accident insurance, and our tax-qualified 401(k) plan. We had no supplemental retirement plans or pension plans in which NEOs participated. We generally did not provide any executive perquisites. However, we have paid relocation expenses (e.g., moving expenses, temporary living expenses) in connection with hiring new executives. In the case of Mr. Henning we paid his temporary living and transportation expenses and applied a tax gross-up to keep him whole with respect to the reimbursement of these expenses.

Hiring of Interim Chief Executive Officer, President and Interim Chief Financial Officer

        On March 9, 2009, the Board appointed George T. Henning, Jr. as Interim Chief Financial Officer of the Company. The Board brought Mr. Henning in to assist the Company through the Chapter 11 bankruptcy process and, upon the resignation of Ajay Sabherwal, the former Chief Financial Officer, they appointed him Interim Chief Financial Officer. Pursuant to an offer letter dated March 5, 2009, Mr. Henning initially received an annual base salary of $300,000 and was eligible for a potential annual bonus as the Board may determine. Mr. Henning received the normal Company benefits for which he was eligible and the Company paid all reasonable costs, including temporary living and transportation expenses and taxes thereon, related to his position of Interim Chief Financial Officer. The Board established Mr. Henning's compensation based upon his over 35 years experience in capital-intensive industries and his experience leading companies through the bankruptcy process.

        On October 14, 2009, upon the resignation of Ronald Miller, the former Chief Executive Officer and President, the Board appointed Mr. Henning as Interim Chief Executive Officer and President of the Company, effective October 24, 2009, in addition to his role as Interim Chief Financial Officer. In connection with his additional responsibilities the Board increased his salary to $450,000. Mr. Henning's offer letter did not provide for any special payments upon termination.

Chief Operating Officer Consulting Agreement and Offer Letter

        We also entered into a consulting agreement with Mr. Trunfio, our former Chief Operating Officer, pursuant to which Mr. Trunfio would make himself reasonably available to respond to inquiries and provide guidance with respect to the business and perform such other advisory services for the Company as may be requested. In exchange for these services he was paid a combined fee of $205,000 and expense reimbursement. The arrangement terminated on March 19, 2010. This consulting agreement was intended to supersede our employment offer letter to Mr. Trunfio. Our employment offer letter, dated February 7, 2007, provided for at-will employment. Pursuant to the offer letter, Mr. Trunfio's starting annual base salary was $300,000. Mr. Trunfio also received a signing bonus of $173,764 (intended to provide him $100,000, net of taxes). Mr. Trunfio was eligible for equity grants in accordance with the 2003 Stock Incentive Plan, and was granted an initial $1,000,000 in restricted stock and 200,000 non-qualified stock options on March 19, 2007. These grants were to vest over a five-year period and the options had an exercise price equal to the closing price of our common stock on the grant date. These awards were provided, in part, to make up for benefits that Mr. Trunfio forfeited from his former employer when he left to join us. Pursuant to the offer letter terms, Mr. Trunfio was granted 50,000 non-qualified stock options on March 19, 2008 and March 19, 2009, each with five-year installment vesting and an exercise price equal to the closing price of our stock on the grant date. The letter also provided for Mr. Trunfio's participation in our then effective Long-Term Incentive Plan and in other benefits programs available to our employees and to our senior executive officers.

Emergence from Bankruptcy

        As a result of our emergence from bankruptcy on March 15, 2010, our new Board of Directors established a new compensation committee to oversee the compensation of our NEOs. Our new compensation committee has not yet adopted a formal policy for allocating between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the compensation committee, after reviewing data that it deems relevant and consulting with the Chief Executive Officer, determines subjectively what it believes to be the appropriate level and mix of the various compensation components. Other than the employment agreement with and equity awards to our Chief Financial Officer, John Castle, which were recommended for approval by the full Board of Directors by the compensation committee, our new management incentive plan and the terms of the employment agreements and equity awards with our new executive officers, as described below, were negotiated and implemented in connection with our emergence from bankruptcy, and approved by the full Board of Directors. Subsequent to our appointment of Mr. Castle as Chief Financial Officer no significant compensation decisions have been made by our compensation committee with respect to our executive officers. Our compensation committee, generally speaking, serves in an advisory capacity to recommend for approval compensation-related matters to our full Board.

Termination of the 2003 Stock Incentive Plan

        In accordance with our plan of reorganization, all outstanding stock and option awards made under the 2003 Stock Incentive Plan were cancelled as of the effective date of our plan of reorganization. Additionally, on the effective date of our plan of reorganization all of our then existing shares of our common stock were cancelled. To again align the executives' interests with those of our shareholders, while at the same time providing an incentive for the executives' commitment to our long-term strategic goals, our plan of reorganization provided for the adoption of a new management incentive plan, which was approved on March 15, 2010, as discussed below.

2010 Equity Incentive Plan

        On March 15, 2010, the Board adopted the Aventine Renewable Energy Holdings, Inc. 2010 Equity Incentive Plan to provide a means through which we can attract and retain key personnel and whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in us, or be paid incentive compensation, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders. The Board or the compensation committee will administer the plan, which provides for the following types of awards:

  •
  options to purchase shares of common stock, including both tax-qualified and non-qualified options;

  •
  stock appreciation rights ("SARs"), which provide the participant the right to receive the excess of the fair market value of a specified number of shares of common stock at the time of exercise over the base price of the SAR, generally payable in shares of common stock;

  •
  stock awards, including grants in the form of (i) shares of common stock that are subject to a restriction period, (ii) rights to receive shares of common stock contingent upon the expiration of a restriction period and (iii) shares of common stock that are not subject to a restriction period or performance measures ("Stock Bonus Awards"); and

  •
  performance compensation awards, which provide the participant the right, contingent upon the attainment of specified performance measures within a specified period, to receive shares of common stock, or the cash value thereof, if such performance measures are satisfied or met.

        Employees, directors, consultants, advisors and prospective employees, directors, consultants or advisors of the Company and its affiliates are eligible to receive awards under the 2010 Equity Incentive Plan.

        The Board or a committee of the Board will determine the terms of any awards granted under the 2010 Equity Incentive Plan, including, without limitation, the number of shares subject to an award, vesting criteria, performance conditions, the manner of exercise, and the effect of certain corporate transactions. Unless otherwise provided in an award agreement, awards granted under the plan generally vest, or the restrictions applicable to the awards generally lapse, on the third anniversary of the date of grant. In the event of a "Change in Control" (as defined in the plan), the Board or committee may provide for the acceleration of the vesting, lapse of restrictions, or performance periods with respect to all or any portion of outstanding awards. With respect to awards of stock options, unless otherwise provided in an award agreement, unvested options expire upon termination of employment or service of the participant for any reason, and the vested options remain exercisable for (i) one year following termination of employment or service by reason of a participant's death or disability, but not later than the expiration of the term of the options or (ii) 90 days following termination of employment or service for any reason other than the participant's death or disability, and termination for "Cause" (as defined in the plan), but not later than the expiration of the term of the options, and (iii) both unvested and vested options expire upon the termination of the participant's employment or service by the Company for Cause.

        The aggregate number of shares of common stock reserved for issuance pursuant to the 2010 Equity Incentive Plan is 855,000, subject to certain customary adjustment provisions. The plan expires, and no new awards may be granted after March 15, 2020.

Employment Agreements

        On March 15, 2010 and pursuant to the plan of reorganization and the Confirmation Order, Thomas L. Manuel was appointed to the position of Chief Executive Officer and Chief Operating Officer of the Company and Benjamin J. Borgen was appointed to the position of Senior Vice President, Commodity Risk Management. In addition, on April 15, 2010 we appointed John W. Castle as Chief Financial Officer.

        Thomas L. Manuel    On March 15, 2010, the Company and Mr. Manuel, our Chief Executive Officer and Chief Operating Officer, entered into an employment agreement (the "Manuel Employment Agreement") with a term expiring on December 31, 2012. The terms of the Manuel Employment Agreement provide for, among other things, (i) a base annual salary of $500,000, (ii) a signing bonus of $500,000, (iii) a guaranteed minimum 2010 bonus of $250,000, and after 2010, an annual bonus of at least 125% of Mr. Manuel's base salary, in each case based on reasonably attainable goals as determined by the Board or the compensation committee of the Board after consultation with Mr. Manuel.

        In addition, pursuant to the Manuel Employment Agreement, Mr. Manuel was awarded options to purchase 128,250 shares of common stock with an exercise price at the fair market value on March 15, 2010 of $45.60, as determined by the Board. The options vest 25% on the date of grant, 25% on each of the first two anniversaries of the grant date and 25% on December 31, 2012. The options will expire on the 10 year anniversary of the date of grant. Mr. Manuel was also awarded 42,750 shares of restricted stock ("Restricted Stock") vesting 50% on the date of grant and 50% on the first anniversary of the grant date. In addition, Mr. Manuel was awarded 128,250 restricted stock units ("RSU"), with 85,500 of the RSUs vesting 25% on the date of grant, 25% on each of the first two anniversaries of the date of grant and 25% on December 31, 2012 and the remaining 42,750 RSUs vesting 50% on the second anniversary date of the grant and 50% on December 31, 2012. The options, Restricted Stock and RSUs awarded to Mr. Manuel pursuant to the Manuel Employment Agreement will vest immediately in the event of a "Change of Control" of the Company or termination of his employment by the Company without "Cause" or resignation for "Good Reason."

        For purposes of the Manuel Employment Agreement, a Change of Control means the occurrence of any of the following events:

  •
  any person, other than an exempt person (which includes the Company and its subsidiaries and employee benefit plans), becoming a beneficial owner of 50% or more of the shares of common stock or equity interests or voting stock or equity interests of the Company then outstanding;

  •
  the consummation of a reorganization, merger or consolidation in which existing Company stockholders or members own less than 50% of the equity of the resulting company;

  •
  the consummation of the sale or other disposition of all or substantially all of the assets of the Company; or

  •
  during any 12-month period and provided no other corporation is a majority shareholder of the Company, individuals who on the effective date of our plan of reorganization, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the effective date of our plan of reorganization, whose election or nomination for election was approved by a vote of at least a majority of the directors comprising the Incumbent Board shall be considered a member of the Incumbent Board.

        The Manuel Employment Agreement defines Cause as:

  •
  Mr. Manuel's willful misconduct or gross negligence of a material nature in the performance of his duties;

  •
  Mr. Manuel's being convicted of, or pleading guilty or nolo contendere to a felony (other than a traffic violation);

  •
  Mr. Manuel's willful theft or embezzlement from the Company or our affiliates;

  •
  Mr. Manuel's willful and substantial failure to perform his duties or any other material breach of any material provision of the Manuel Employment Agreement, which is not cured (if curable) by Mr. Manuel within 30 days following his receipt of written notice thereof.

        For purposes of the Manuel Employment Agreement, Mr. Manuel has Good Reason to terminate his employment if, without Mr. Manuel's written consent, any of the following events occurs that are not cured by the Company within 30 days of written notice specifying the occurrence of such Good Reason event, which notice shall be given by Mr. Manuel to the Company within 90 days after the occurrence of the Good Reason event:

  •
  a material diminution in Mr. Manuel's then authority, duties or responsibilities;

  •
  a material diminution in Mr. Manuel's reporting requirements such that Mr. Manuel is no longer reporting to the Board;

  •
  a material diminution in Mr. Manuel's base salary;

  •
  a relocation of Mr. Manuel's principal business location to a location outside of Dallas, Texas; or

  •
  any material breach of the Manuel Employment Agreement by the Company.

        Upon termination without Cause or for Good Reason, Mr. Manuel is entitled to receive (i) accrued but unpaid salary, (ii) a pro-rata bonus for the year of termination and (iii) a lump sum payment equal to the sum of his base salary and bonus for the balance of the term of the agreement and (iv) the costs of continued health benefits for a period of 18 months. The Manuel Employment Agreement also restricts Mr. Manuel from (i) competing with the Company for 12 months following termination, (ii) soliciting any of the Company's current employees for 12 months following termination and (iii) disparaging the Company for three years following termination.

        John W. Castle    On May 5, 2010, the Company and Mr. Castle entered into an employment agreement (the "Castle Employment Agreement") with a term beginning on May 5, 2010, and expiring on December 31, 2012. The terms of the Castle Employment Agreement provide for, among other things, (i) a base annual salary of $350,000, (ii) a guaranteed minimum 2010 bonus of $350,000, and after 2010, an annual bonus with a target of at least 100% of Mr. Castle's base salary and an opportunity to earn an incentive bonus of up to another 100% of his base salary each year, in each case based on attainment of performance metrics as determined by the Chief Executive Officer of the Company and approved by the Board or the compensation committee of the Board.

        In addition, pursuant to the Castle Employment Agreement, Mr. Castle was awarded options to purchase 100,000 shares of common stock of the Company with an exercise price equal to the per share fair market value of the common stock on May 5, 2010 of $43.75, as determined by the Board, and 25,000 shares of Restricted Stock. 50% of the options and 50% of the Restricted Stock will vest in three equal installments on each of the first two anniversaries of May 5, 2010, and December 31, 2012, subject to Mr. Castle's continuing employment with the Company. 50% of the options and 50% of the Restricted Stock will vest subject to the attainment of reasonable performance criteria to be determined by the Board. The options will expire on the 10 year anniversary of May 5, 2010 (the "Option Term"). Notwithstanding the foregoing, in the event of (i) a Change of Control (which has the same definition as the one found in the Manuel Employment Agreement) of the Company, 100% of the Restricted Stock and options will vest, and the options will remain exercisable for the remainder of the Option Term or (ii) a termination of Mr. Castle's employment by the Company without Cause (which has the same definition as the one found in the Manuel Employment Agreement), or Mr. Castle's resignation with Good Reason (which has substantially the same definition as the one found in the Manuel Employment Agreement), 100% of the Restricted Stock and options will vest, and the options will remain exercisable for a period following the date of termination of (x) 90 days following a termination by Mr. Castle for Good Reason and (y) 12 months following a termination by the Company without Cause. Any vested options held by Mr. Castle as of his termination will remain exercisable for the applicable periods delineated in the Castle Employment Agreement.

        Upon termination without Cause or for Good Reason, Mr. Castle is entitled to receive (i) any accrued but unpaid base salary, (ii) any earned but unpaid bonus, (iii) reimbursement for any business expenses, (iv) payment for his accrued but unused vacation, (v) vested accrued benefits to which Mr. Castle is entitled under the Company's employee benefit plans and programs applicable to Mr. Castle and (vi) subject to Mr. Castle's signing a general release of claims in the form attached to the Castle Employment Agreement (a) a pro-rata bonus for the year of termination, (b) during the contract term, a lump sum payment equal to the sum of his base salary and bonus and (c) the costs of continued health benefits for a period of 12 months. The Castle Employment Agreement also restricts Mr. Castle from (i) competing with the Company for 12 months following termination, (ii) soliciting any of the Company's current employees for 12 months following termination and (iii) disparaging the Company for three years following termination.

        Benjamin J. Borgen    On March 15, 2010, the Company and Mr. Borgen, our Senior Vice President, Commodity Risk Management, entered into an employment agreement (the "Borgen Employment Agreement") with a term expiring on December 31, 2012. The terms of the Borgen Employment Agreement provide for, among other things, (i) a base annual salary of $400,000, (ii) an inducement bonus of $120,000, and after 2010, an annual bonus of at least 100% of Mr. Borgen's base salary, and the opportunity to earn an incentive bonus of up to another 100% of his base salary, in each case based on attainment of performance metrics as determined by the Chief Executive Officer of the Company and approved by the Board or the compensation committee.

        In addition, pursuant to the Borgen Employment Agreement, Mr. Borgen was awarded options to purchase 51,300 shares of common stock of the Company with an exercise price at the fair market value on March 15, 2010 of $45.60, as determined by the Board, and 55,576 shares of Restricted Stock, under substantially the same terms as Mr. Castle.

        Upon termination without Cause or for Good Reason, Mr. Borgen is entitled to receive substantially the same benefits as Mr. Castle. The Borgen Employment Agreement also contains restrictions substantially similar to the Castle Employment Agreement.

Accounting Treatment of Awards

        We account for stock-based employee compensation using the fair value based method of accounting described in ASC 718. We record the cost of awards with service conditions (i.e., service-vesting stock options) based on the grant-date fair value of the award. The cost of the awards is recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the vesting period). In the event of certain terminations of employment (resignation, termination without cause, etc.), no further compensation cost is recognized and the remaining unvested stock grant is cancelled. We record the cost of awards with performance conditions (i.e., performance-shares) based on per-share grant-date fair value, with the ultimate expense based on the number of shares that are actually earned. This expense is accrued based on our expectation of performance results as of each reporting date, and is being amortized over the performance period.

Summary Compensation Table

        The following table sets forth the total compensation for the Company's NEOs for the years ended December 31, 2009, 2008 and 2007.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(6)(8)	Option Awards ($)(6)(8)	Non-Equity Incentive Plan Compensation ($)(7)	All Other Compensations ($)(9)	Total
(a)	(b)	(c)		(d)		(e)	(f)	(g)	(i)	(j)
George Henning, Jr.	2009	$271,154	(3)	—		—	—	—	$58,082	$329,236
Former Interim CEO & CFO
Ronald H. Miller	2009	373,875	(4)			—	—	—	14,700	388,575
Former President & CEO	2008	383,654		—		—	513,480	51,371	24,415	972,920
	2007	353,846		—		—	—	31,245	26,992	412,083
Ajay Sabherwal	2009	80,673	(5)	—		—	—	—	4,840	85,513
Former CFO	2008	257,815		—		—	342,320	22,572	21,170	643,877
	2007	245,654		—		—	—	15,184	21,781	282,679
Daniel R. Trunfio, Jr.	2009	341,538		—		—	5,150	—	19,057	365,745
Former COO	2008	308,654		—		1,000,000	272,870	27,023	83,762	1,692,309
	2007	230,769	(1)	173,764	(2)	—	1,853,000	14,264	80,344	2,352,141

(1)
Mr. Trunfio began employment on March 19, 2007 and his compensation for 2007 is for a partial year. Mr. Trunfio resigned his position effective March 19, 2010.

(2)
Represents Mr. Trunfio's signing bonus.

(3)
Mr. Henning began employment on March 16, 2009 as the Company's Interim Chief Financial Officer. Effective October 24, 2009, Mr. Henning became the Company's Interim Chief Executive Officer and President, while retaining his duties as Interim Chief Financial Officer. Mr. Henning resigned his position effective March 15, 2010.

(4)
Mr. Miller resigned his position effective October 23, 2009.

(5)
Mr. Sabherwal resigned his position effective March 16, 2009.

(6)
The value shown under "Stock Awards" and "Option Awards" in the table above represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions and methodology used to determine such amounts are set forth in Note 23 of our 2009 annual financial statements.

(7)
No bonus plan was in place for 2009. For additional information regarding the plan, see "Compensation Discussion and Analysis—Compensation Elements—Annual Incentives."

(8)
In accordance with the plan of reorganization and the Confirmation Order, all outstanding stock and option awards made under the 2003 Stock Incentive Plan were cancelled as of the effective date of our plan of reorganization.

(9)
All Other Compensation for 2009 consisted of:

Executive	401(k) Company Matching	Tax Gross-up	Relocation Expenses	2009 Total
Ronald H. Miller	$14,700	—	—	$14,700
Daniel R. Trunfio, Jr.	14,700	—	4,357	19,057
Ajay Sabherwal	4,840	—	—	4,840
George T. Henning, Jr.	—	17,105	40,977	58,082

2009 Grants of Plan Based Awards

        The following table sets forth new grants of plan-based awards and opportunities for awards under incentive plans in 2009:

Name	Grant Date	All Other Stock Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh)		Grant Date Fair Value of Option Awards
Daniel R. Trunfio, Jr.	3/19/2009	50,000	$0.18	(1)	$5,150

(1)
Grant date fair value of stock options was calculated in accordance with ASC 718 using a form of the Black-Scholes option pricing model and the following assumptions: $0.18 current share price and exercise price, 58% volatility, 0% dividend yield, 6.5 year expected term, and 4.57% risk free interest rate. These options would have become exercisable in equal annual installments on the first five anniversaries of the grant date, or earlier upon a "Change in Control," as defined in the plan. These options were granted on the anniversary of Mr. Trunfio's date of hire, and would have had an exercise price which is the closing price of our stock on that date. This option award, in combination with an initial restricted stock award, and other option awards made to Mr. Trunfio pursuant to the terms of his offer letter, was provided, in part, to make up for benefits that he forfeited from his former employer when he left to join us in March 2007. In accordance with the plan of reorganization and the Confirmation Order, all outstanding stock and option awards made under the 2003 Stock Incentive Plan were cancelled as of the effective date of our plan of reorganization.

2009 Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth the option and stock awards outstanding for our NEOs as of December 31, 2009:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Option Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Stock Units That Have Not Vested (#)		Market Value of Shares or Stock Units That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)		Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Ronald H. Miller	510,203	—	$0.232	6/17/2013	(1)	—		$—		—		—
	260,007	—	2.918	9/6/2015	(1)	—		—		—		—
Daniel R. Trunfio, Jr.	80,000	120,000	15.260	3/19/2017	(1)	—		—		—		—
	6,000	24,000	7.050	2/28/2018	(1)	—		—		—		—
	10,000	40,000	4.800	3/19/2018	(1)	—		—		—		—
	—	50,000	0.18	3/19/2009	(1)	—		—		—		—
	—	—	—	—		39,319	(2)	14,548	(2)	—		—
	—	—	—	—		—		—		7,250	(3)	2,683
	—	—	—	—		—		—		7,250	(4)	2,683

(1)
These stock options had 10 year terms and would have vested in equal annual installments on the first five anniversaries of the grant date. The vesting schedules for Mr. Trunfio's unvested awards are outlined below:

Name	# of Options	Vesting Schedule
Daniel R. Trunfio, Jr.	120,000	40,000 options would have vested on each of 3/19/10, 3/19/11, and 3/19/12
Daniel R. Trunfio, Jr.	24,000	6,000 options would have vested on each of 2/28/10, 2/28/11, 2/28/12, 2/28/13
Daniel R. Trunfio, Jr.	40,000	10,000 options would have vested on each of 3/19/10, 3/19/11, 3/19/12, 3/19/13
Daniel R. Trunfio, Jr.	50,000	10,000 options would have vested on each of 3/19/10, 3/19/11, 3/19/12, 3/19/13, 3/19/14
(2)
Mr. Trunfio's restricted shares would have vested in five equal annual installments starting one year from the date of grant of 3/19/07.

(3)
Represents the target number of performance shares that were outstanding under the 2007-2009 performance cycle. The payout value of these shares was based upon the closing market price of our common stock on December 31, 2009, which was $0.37. At December 31, 2009, we did not estimate that any amount will ultimately be paid out under this plan. In accordance with the plan of reorganization and the Confirmation Order, all outstanding stock and option awards made under the 2003 Stock Incentive Plan were cancelled as of the effective date of our plan of reorganization.

(4)
Represents the target number of performance shares that were outstanding under the 2007-2010 performance cycle. The payout value of these shares was based upon the closing market price of our common stock on December 31, 2009, which was $0.37. At December 31, 2009, we did not estimate that any amount will ultimately be paid out under this plan. In accordance with the plan of reorganization and the Confirmation Order, all outstanding stock and option awards made under the 2003 Stock Incentive Plan were cancelled as of the effective date of our plan of reorganization.

2009 Option Exercises and Stock Vested

        The following table sets forth the stock options exercised for our NEOs for the year ended December 31, 2009:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Equal on Vesting (#)	Value Realized on Vesting ($)
Ronald H. Miller	85,000	$10,252	0	$0
Daniel R. Trunfio, Jr.	0	0	13,106	2,359

Pension Benefits and Non-Qualified Deferred Compensation

        We do not maintain any pension benefit plans or nonqualified deferred compensation plans for our salaried employees.

Potential Payments Upon Termination or Change in Control

        The table below reflects the amount of compensation to each of the NEOs in the event of a termination related to a change in control, as a result of the accelerated vesting of unvested stock options, restricted shares, and performance shares. The amounts shown assume termination was effective December 31, 2009 and assume a share price of $0.37, our closing share price on December 31, 2009, the last trading day of the calendar year.

NEO	Accelerated Vesting of Unvested Equity Compensation*
Daniel R. Trunfio, Jr.	$29,413

*
Represents the intrinsic value of unvested stock options, unvested restricted shares, and the value of the target number of performance shares granted in 2007 and 2008, as of December 31, 2009, based on a share price of $0.37, our closing price on December 31, 2009.

        Upon termination with cause, all options would have been immediately forfeited. Upon termination due to death or disability, vested options would have remained exercisable for the earlier of one year or their original expiration date, and unvested options would have been forfeited. For all other terminations, vested options would have remained exercisable for the earlier of 90 days or their original expiration date unless the employee had been granted a Board "approved retirement" in which case they would have remained exercisable for two years, and unvested options will be forfeited.

        In the event of termination due to death, disability, or approved retirement, or in the event of a change in control of the Company, vesting of Mr. Trunfio's unvested restricted shares would have accelerated.

        In the event of termination, Mr. Henning would have received no additional benefits beyond those accorded to all employees relative to unused earned vacation and reimbursement of ordinary business expenses incurred to the date of termination.

        There were no employment agreements with Messrs. Miller and Sabherwal providing for termination benefits beyond those accorded to all employees.

        Upon his resignation, Mr. Trunfio received an aggregate amount of $38,062.50, which represented accrued vacation. Upon his resignation, Mr. Henning received an aggregate amount of $13,846.40, which represented accrued vacation.

Director Compensation

        Our compensation program prior to emergence from bankruptcy for non-employee directors consisted of:

Cash Compensation

  •
  $35,000 annual cash retainer, payable in equal quarterly installments;

  •
  Additional $65,000 annual retainer to the Chairman of the Board;

  •
  Additional committee chair retainers of $10,000 per year for the chair of the audit committee and $5,000 for other committee chairs;

  •
  $1,500 per Board meeting attended ($750 for telephonic meetings); and

  •
  $750 per committee meeting attended, either in person or via phone.

Equity Compensation

  •
  Annual grants totaling $35,000 in RSUs. These RSUs vest after one year.

  •
  One-time initial grant to newly elected directors of $75,000 in RSUs, subject to three year vesting. The annual grant of $35,000 will not be made in the year of initial election.

  •
  After vesting, RSUs must be held for the duration of a director's Board service, and they will only be converted into shares after retirement or other termination.

        The following table sets forth certain information regarding the compensation earned by or awarded to each non-employee director who served on the Board in 2009:

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(3)	Total Compensation ($)
Bobby Latham	118,750		—	118,750
Farokh Hakimi	69,000		—	69,000
Arnold Nemirow	65,750	(2)	—	65,750
Wayne Kuhn	65,500		—	65,500
Leigh Abramson(1)	64,750		—	64,750
Richard Derbes	56,750		—	56,750
Michael Hoffman(1)	50,750		—	50,750
Theodore Butz	56,750		—	56,750

(1)
Cash fees paid to Messrs. Abramson and Hoffman are paid directly to Metalmark Capital LLC.

(2)
Mr. Nemirow was paid $7,761 resulting from the filing of a convenience claim of $22,173.

(3)
Represents the aggregate fair value of stock awards made in 2009 calculated in accordance with ASC 718, Compensation—Stock with respect to fiscal 2009 for restricted stock and RSU awards, disregarding estimated forfeitures related to service-based vesting conditions. No shares of restricted stock were granted to directors in fiscal 2009. In accordance with the plan of reorganization and the Confirmation Order, all outstanding stock and option awards made under the 2003 Stock Incentive Plan were cancelled as of the effective date of our plan of reorganization.

  The aggregate number of unvested shares of restricted stock and RSUs outstanding as of December 31, 2009 for each director was as follows: Abramson—0 shares, Butz—12,658 shares, Derbes—0 shares, Hakimi—0 shares, Hoffman—0 shares, Kuhn—0 shares, Latham—0 shares, and Nemirow—1,405 shares.

  In accordance with the plan of reorganization and the Confirmation Order, all outstanding stock and option awards made under the 2003 Stock Incentive Plan were cancelled as of the effective date of our plan of reorganization.

        On March 15, 2010, our prior director compensation plan terminated and the Board adopted the current director compensation plan. Pursuant to the current director compensation plan, each director, with the exception of the Chief Executive Officer, will receive a $50,000 annual cash retainer, payable in equal quarterly installments. The Chairman of the Board will receive an additional $25,000 annual retainer. The audit committee chairman will receive an additional $10,000 annual cash retainer and all other committee chairs will receive an additional $5,000 annual cash retainer. Each director, with the exception of the Chief Executive Officer, will receive $1,500 per Board meeting attended in person and $750 for telephonic meetings. Each director, with the exception of the Chief Executive Officer, will receive $750 per committee meeting attended, whether in person or telephonic. Each director, with the exception of the Chief Executive Officer, will receive an annual grant at the beginning of each year in the amount of $35,000 in restricted stock units ("Director RSUs"), which will vest one year after the grant date. The Chairman of the Board will receive an additional annual grant at the beginning of each year in the amount of $40,000 in Director RSUs. After vesting, the Director RSUs must be held for the duration of a director's Board service and will only be converted into shares after the director's retirement or other termination.

        Effective as of the effective date of our plan of reorganization, and in accordance with the current director compensation plan, the Chairman of the Board received 1,645 Director RSUs and all other directors received 768 Director RSUs.

Director Ownership Policies

        Our reconstituted Board has not yet established stock ownership requirements. However, the Director RSUs must be held for the duration of each director's Board service.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents certain information with respect to the beneficial ownership of our shares as of September 7, 2010 by (a) any person or group known to us who beneficially owns more than five percent of our common stock, (b) each of our directors and named executive officers and (c) all directors and executive officers as a group. The percentage of beneficial ownership is based on 7,364,573 shares outstanding, but does not include any actual or estimated future distributions of common stock such holder may receive with respect to the 1,220,530 shares of common stock reserved for issuance pursuant to Section 1145(b) of the Bankruptcy Code under our plan of reorganization, which are to be made on a pro rata basis to holders of our Old Notes and general unsecured claims.

        Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders.

Beneficial holders	Number of shares beneficially held	Percentage of beneficial ownership
5% Stockholders:
Funds managed by Brigade Capital Management, LLC(1)	1,912,582	26.0%
Funds managed by Whitebox Advisors, LLC(2)	927,941	12.6%
Senator Global Opportunity Master Fund L.P.(3)	830,323	11.3%
Funds managed by Brevan Howard Asset Management LLP(4)	786,071	10.7%
Funds managed by Davidson Kempner Capital Management LLC(5)	613,828	8.3%
JMB Capital Partners Master Fund, L.P.(6)	386,137	5.2%
Funds managed by Bay Harbour Management L.C.(7)	377,854	5.1%
Directors and Named Executive Officers:
Thomas L. Manuel(8)(9)	88,397	*
John W. Castle(8)(10)	25,000	*
Benjamin J. Borgen(8)(11)	55,576	*
William J. Brennan(8)	—	*
Eugene I. Davis(8)	—	*
Timothy J. Bernlohr(8)	—	*
Kurt M. Cellar(8)	—	*
Douglas Silverman(8)(12)	—	*
Carney Hawks(8)	—	*
All directors and executive officers as a group (9 persons)	168,973	2.3%

*
Denotes less than 1% beneficially owned.

(1)
Stockholder's address is 399 Park Avenue, 16th Floor, New York, New York 10022. Brigade Leveraged Capital Structures Fund Ltd. owns 1,765,651 shares, SEI Global Master Fund plc owns 17,533 shares, SEI Institutional Investments Trust owns 62,882 shares, and SEI Institutional Managed Trust owns 66,516 shares. Donald E. Morgan III, as managing member of Brigade Capital Management, LLC, exercises voting and/or investment control with respect to the shares of the named entities.

(2)
Stockholder's address is c/o Whitebox Advisors, LLC 3033 Excelsior Blvd. Suite 300, Minneapolis, Minnesota 5541-4675. DRE Partners LP owns 251,137 shares, F Cubed Partners LP owns 109,862 shares, Pandora Select Partners, L.P. owns 22,495 shares. Whitebox Credit Arbitrage Partners, L.P. owns 272,513 shares, and Whitebox Multi Strategy Partners, L.P. owns 271,934 shares. Andrew J. Redleaf, as managing member of the general partner of the entities named above, exercises voting and/or investment control with respect to the shares of the named entities.

(3)
Stockholder's address is 1330 Avenue of the Americas, 26th Floor, New York, New York 10019. Alexander Klabin and Douglas Silverman, as co-managing members of the investment manager, exercise voting and/or investment control with respect to shares of Senator Global Opportunity Master Fund L.P.

(4)
Stockholder's address is PO Box 309, Grand Cayman, KY1-1104, Cayman Islands. Brevan Howard Credit Catalysts Master Fund Limited owns 389,312 shares. Brevan Howard Master Fund Limited owns 396,759 shares. DW Investment Management LP, as investment manager, exercises voting and/or investment control with respect to the named entities.

(5)
Stockholder's address is 65 East 55th Street, 19th Floor, New York, New York 10022. Davidson Kempner Distressed Opportunities Fund LP owns 140,577 shares. Thomas L. Kempner, Jr. as executive managing member of DK Group LLC, Stephen M. Dowicz, as managing member of DK Group LLC, Scott E. Davidson, as deputy executive managing member of DK Group LLC, Timothy I. Levart, as managing member and chief operating officer of DK Group LLC, Robert J. Brivio, Jr., as managing member of DK Group LLC, Eric P. Epstein, as managing member of DK Group LLC, Anthony A. Yoseloff, as managing member of DK Group LLC, Avram Z. Friedman, as managing member of DK Group LLC, and Conor Bastable, as managing member of DK Group LLC, exercise voting and/or investment control with respect to the shares of Davidson Kempner Distressed Opportunities Fund LP. Davidson Kempner Distressed Opportunities International owns 300,844 shares. Thomas L. Kempner, Jr. as partner of DK Management Partners LP, Stephen M. Dowicz, as partner of DK Management Partners LP, Scott E. Davidson, as partner of DK Management Partners LP, Timothy I. Levart, as partner and chief operating officer of DK Management Partners LP, Robert J. Brivio, Jr., as partner of DK Management Partners LP, Eric P. Epstein, as partner of DK Management Partners LP, Anthony A. Yoseloff, as partner of DK Management Partners LP, Avram Z. Friedman, as partner of DK Management Partners LP, and Conor Bastable, as partner of DK Management Partners LP, exercise voting and/or investment control with respect to the shares of Davidson Kempner Distressed Opportunities International. Davidson Kempner Institutional Partners, L.P. owns 64,019 shares. Thomas L. Kempner, Jr. as president of Davidson Kempner Advisers Inc., Stephen M. Dowicz, as treasurer of Davidson Kempner Advisers Inc., Scott E. Davidson, as principal of Davidson Kempner Advisers Inc., Timothy I. Levart, as corporate secretary of Davidson Kempner Advisers Inc., Robert J. Brivio, Jr., as principal of Davidson Kempner Advisers Inc., Eric P. Epstein, as principal of Davidson Kempner Advisers Inc., Anthony A. Yoseloff, as principal of Davidson Kempner Advisers Inc., Avram Z. Friedman, as principal of Davidson Kempner Advisers Inc., and Conor Bastable, as principal of Davidson Kempner Advisers Inc., exercise voting and/or investment control with respect to the shares of Davidson Kempner Institutional Partners, L.P. Davidson Kempner International, Ltd. owns 72,582 shares. Thomas L. Kempner, Jr. as executive managing member of Davidson Kempner International Advisors, L.L.C., Stephen M. Dowicz, as managing member of Davidson Kempner International Advisors, L.L.C., Scott E. Davidson, as deputy executive managing member of Davidson Kempner International Advisors, L.L.C., Timothy I. Levart, as managing member and chief operating officer of Davidson Kempner International Advisors, L.L.C., Robert J. Brivio, Jr., as managing member of Davidson Kempner International Advisors, L.L.C., Eric P. Epstein, as managing member of Davidson Kempner International Advisors, L.L.C., Anthony A. Yoseloff, as managing member of Davidson Kempner International Advisors, L.L.C., Avram Z. Friedman, as managing member of Davidson Kempner International Advisors, L.L.C., and Conor Bastable, as managing member of Davidson Kempner International Advisors, L.L.C., exercise voting and/or investment control with respect to the shares of Davidson Kempner International, Ltd. Davidson Kempner Partners owns 31,079 shares. Thomas L. Kempner, Jr. as managing partner of MHD Management Co., Stephen M. Dowicz, as general partner of MHD Management Co., Scott E. Davidson, as deputy managing partner of MHD Management Co., Timothy I. Levart, as general partner and chief operating officer of MHD Management Co., Robert J. Brivio, Jr., as general partner of MHD Management Co., Eric P. Epstein, as general partner of MHD Management Co., Anthony A. Yoseloff, as general partner of MHD

  Management Co., Avram Z. Friedman, as general partner of MHD Management Co., and Conor Bastable, as general partner of MHD Management Co., exercise voting and/or investment control with respect to the shares of Davidson Kempner Partners. M.H. Davidson & Co. owns 4,727 shares. Thomas L. Kempner, Jr. as executive managing member of M.H. Davidson & Co. GP, L.L.C., Stephen M. Dowicz, as managing member of M.H. Davidson & Co. GP, L.L.C., Scott E. Davidson, as deputy executive managing member of M.H. Davidson & Co. GP, L.L.C., Timothy I. Levart, as managing member and chief operating officer of M.H. Davidson & Co. GP, L.L.C., Robert J. Brivio, Jr., as managing member of M.H. Davidson & Co. GP, L.L.C., Eric Epstein, as managing member of M.H. Davidson & Co. GP, L.L.C., Anthony A. Yoseloff, as managing member of M.H. Davidson & Co. GP, L.L.C., Avram Z. Friedman, as managing member of M.H. Davidson & Co. GP, L.L.C., and Conor Bastable, as managing member of M.H. Davidson & Co. GP, L.L.C., exercise voting and/or investment control with respect to the shares of M.H. Davidson & Co..

(6)
Stockholder's address is 1999 Avenue of the Stars, Suite 2040, Los Angeles, California 90067. Jonathan Brooks, as portfolio manager, and Cyrus Hadidi, as co-portfolio manager, exercise voting and/or investment control with respect to the shares of JMB Capital Partners Master Fund, L.P.

(7)
Stockholder's address is 375 Park Ave., FL 20, New York, New York 10152. BHR Master Fund, Ltd. owns 269,788 shares. BHR OC Master Fund, Ltd. owns 108,066 shares. Steve Van Dyke, as co-managing partner of investment advisor of BHR Master Fund, Ltd., Michael Thompson, as partner of investment advisor of BHR Master Fund, Ltd., and Neil Ramsey, as co-managing partner of investment advisor of BHR Master Fund, Ltd., exercise voting and/or investment control with respect to the shares of the named entities.

(8)
Stockholder's address is c/o Aventine Renewable Energy Holdings, Inc., 120 North Parkway Drive, Pekin, IL 61554.

(9)
Includes options to acquire 32,063 shares of common stock which vested on March 15, 2010, 34,959 shares of Restricted Stock, 50% of which vested on March 15, 2010, and 21,375 RSUs which vested on March 15, 2010.

(10)
Includes 25,000 shares of Restricted Stock, which have been granted but have not been issued by our transfer agent and are not currently outstanding.

(11)
Includes 55,576 shares of Restricted Stock, which have been granted but have not been issued by our transfer agent and are not currently outstanding.

(12)
Excludes shares held by Senator Global Opportunity Master Fund L.P., of which Mr. Silverman disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies Related to Related Party Transactions

        Under our Code of Business Conduct and Ethics, employees, officers and directors are required to disclose potential conflicts of interest to our compliance officer or Chief Executive Officer. Potential related person transactions are submitted to the audit committee for review. The audit committee will consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefits, if any, to the Company, opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest in the transaction and the actual or apparent conflict of interest of the related person, in determining whether to recommend approval or ratification of a transaction. Additionally, under our Code of Business Conduct and Ethics, a director who is deemed to have a potential conflict of interest must recuse himself or herself from any discussions or decisions in the matter under review, and a potential conflict of interest involving an officer with the title of Vice President and above must be approved by our compliance officer or Chief Executive Officer.

Transactions with Executive Officers and Directors

The MSCP Funds and Metalmark Capital LLC

        Through their previous ownership of Aventine Holdings LLC, the MSCP funds beneficially owned approximately 27.5% of our then outstanding common stock. As a result of the plan of reorganization, upon our emergence from bankruptcy the shares of common stock held by the MSCP funds were cancelled and they received 122,519 Warrants. Metalmark Subadvisor LLC, an affiliate of Metalmark Capital LLC, an independent private equity firm established by former principals of Morgan Stanley Capital Partners, manages certain MSCP funds on a subadvisory basis. In January 2008, substantially all of the employees of Metalmark Capital LLC became employees of Citi Alternative Investments, Inc., although Metalmark Capital LLC remained an independent entity owned by those individuals and continued to manage the applicable MSCP funds on a subadvisory basis. Two of our former directors, Messrs. Abramson and Hoffman, were employees of both Metalmark Capital LLC and Citi Alternative Investments, Inc.

The Backstop Purchasers

        Pursuant to a Backstop Commitment Agreement, dated as of December 3, 2009, among the Company and the Backstop Purchasers, the Backstop Purchasers committed to purchasing specified percentages of the $105 million principal amount of notes and 1,710,000 shares of our common stock issued and sold in the private placement that closed on March 15, 2010. Upon emergence from bankruptcy, the Backstop Purchasers received their respective percentages of the $105.0 million principal amount of notes and shares of our common stock (at a 3.0% discount to the $952.38 unit price), with Brigade receiving approximately 27.0% in aggregate principal amount of notes and shares of common stock sold in the offering and Senator receiving approximately 12.0% in aggregate principal amount of notes and shares of common stock sold in the offering. Additionally, we and certain of the Backstop Purchasers comprising Senator, Brigade and Whitebox Advisors, LLC entered into the Noteholder New Equity Registration Rights Agreement and a registration rights agreement related to the exchange of our notes for substantially similar notes registered under the Exchange Act. See "The Exchange Offer—Purpose and Effect of the Exchange Offer." On August 2, 2010, we and our subsidiaries entered into a commitment letter agreement with Brigade and Senator pursuant to which, subject to certain conditions, Brigade and Senator agreed to purchase up to an aggregate principal amount of $50.0 million of the unregistered notes that were not purchased by other investors in a private placement offering on or after August 15, 2010 until September 15, 2010, at which time Brigade and Senator could have terminated the agreement if the offering had not been consummated on or before such date. In consideration for their agreement to backstop our private placement, we paid Brigade and Senator a commitment fee of $500,000 in the aggregate, which became payable on the closing of the offering on August 19, 2010. We also entered into a registration rights agreement with Brigade and Senator related to the exchange of our additional $50 million in principal amount of unregistered notes for substantially similar notes registered under the Exchange Act. See "The Exchange Offer—Purpose and Effect of the Exchange Offer." Mr. Hawks and Mr. Silverman are employees of Brigade and Senator, respectively.

        On August 6, 2010, we and Riverland entered into the Purchase Agreement pursuant to which we acquired substantially all of the assets, and assumed specified liabilities, of Riverland for a purchase price of $16.5 million. The purchase price was determined based on arm's-length negotiations. The assets comprise the Canton facility and include real property at the plant site as well as surrounding parcels. Affiliates of Whitebox Advisors, LLC, whose affiliates hold over 10% of our notes and common stock, also hold a controlling interest in Riverland and guaranteed the repayment of a $5 million dollar deposit we made in June 2010 with respect to the facility. The acquisition closed on August 6, 2010. The Purchase Agreement includes customary representations, warranties and indemnification provisions.

 DESCRIPTION OF NOTES

        You can find the definitions of certain terms used in this description under "—Certain Definitions." In this description, the "Company," "we," "us" or "our" refers only to Aventine Renewable Energy Holdings, Inc., the issuer of the notes, and not to any of our Subsidiaries.

        We issued the unregistered notes and will issue the registered notes under the indenture among us, the Guarantors from time to time thereunder and Wilmington Trust FSB, as trustee and collateral agent. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Collateral Documents described below under "—Collateral" define the terms of the security interests securing the notes and the Note Guarantees.

        The following description is a summary of the material provisions of the indenture and the Collateral Documents. It does not restate the indenture and the Collateral Documents in their entirety. We urge you to read the indenture and the Collateral Documents because they, and not this description, define your rights as Holders. Copies of the indenture and the Collateral Documents are available as set forth below under "Where You Can Find More Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture and the Collateral Documents.

        The Holder of a note is treated as the owner of it for all purposes.

Brief Description of the Notes

        The unregistered notes are and the registered notes will be:

  •
  our general obligations;

  •
  equal in right of payment with all of our existing and future senior Indebtedness, including all Credit Facility Obligations;

  •
  secured, on a first priority basis, by security interests in all of our and the Guarantors' assets that comprise the Primary Collateral, subject to Permitted Collateral Liens and certain exceptions described under "—Collateral" below;

  •
  secured, on a second priority basis, by security interests in all of our and the Guarantors' assets that comprise the Secondary Collateral, subject to Permitted Collateral Liens and certain exceptions described under "—Collateral" below;

  •
  effectively subordinated to all Credit Facility Obligations and to all obligations secured by Permitted Collateral Liens to the extent of the value of the collateral securing such obligations;

  •
  effectively senior to all of our existing and future unsecured senior Indebtedness to the extent of the Note Collateral owned by us;

  •
  senior in right of payment to any of our existing and future subordinated Indebtedness; and

  •
  unconditionally guaranteed on a joint and several basis by the Guarantors.

The Note Guarantees

        The unregistered notes are and the registered notes will be guaranteed by all of our current and future Domestic Subsidiaries (other than Domestic Subsidiaries that we designate as Unrestricted Subsidiaries).

        Each Note Guarantee:

  •
  will be a general obligation of each Guarantor;

  •
  will be equal in right of payment with all of such Guarantor's existing and future senior Indebtedness, including all Credit Facility Obligations;

  •
  will be secured, on a first priority basis, by security interests in the Primary Collateral owned by such Guarantor, subject to Permitted Collateral Liens and certain exceptions described under "—Collateral" below;

  •
  will be secured, on a second priority basis, by security interests in the Secondary Collateral owned by such Guarantor, subject to Permitted Collateral Liens and certain exceptions described under "—Collateral" below;

  •
  will be effectively subordinated to all Credit Facility Obligations and to all obligations secured by Permitted Collateral Liens to the extent of the value of the collateral securing such obligations;

  •
  will be effectively senior to all existing and future unsecured senior Indebtedness of each Guarantor to the extent of the Note Collateral owned by such Guarantor; and

  •
  will be senior in right of payment to any existing and future subordinated Indebtedness of the Guarantors.

        Under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," the Company will be permitted to designate certain of its Subsidiaries as "Unrestricted Subsidiaries." Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the indenture; and any Unrestricted Subsidiaries and any Foreign Subsidiaries will not be Guarantors.

Principal, Maturity and Interest

        We will issue the registered notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Other than with respect to notes issued on any Interest Payment Date pursuant to the indenture in partial payment of the interest accrued on any notes that is due and payable on such Interest Payment Date (as more fully defined below under "—Certain Definitions," "PIK Notes"), the notes are limited in aggregate principal amount of $155.0 million, of which $105.0 million were issued on March 15, 2010 (the "initial notes"), and $50.0 million were issued on August 19, 2010 (the "additional notes"). The initial notes and the additional notes are substantially identical other than the issuance dates and the dates from which interest accrued. We refer to the initial notes and the additional notes together in this "Description of Notes" as our outstanding unregistered notes. Unless the context otherwise requires, for all purposes of the indenture and this "Description of Notes," references to the notes include the notes offered hereby, our outstanding unregistered notes and any PIK Notes. Any unregistered notes that remain outstanding after the completion of the exchange offer, together with the registered notes issued in connection with the exchange offer and any PIK Notes, will be treated as a single class of securities under the indenture. All notes issued under the indenture will vote and consent together on all matters as one class and no series of notes will have the right to vote or consent as a separate class on any matter. However, our notes will not be fungible for U.S. federal income tax purposes unless the issuance of PIK Notes satisfies the requirements for a qualified reopening under the applicable Regulations (as defined in "Material U.S. Federal Income Tax Consequences"). Regardless of whether our notes are fungible for U.S. federal income tax purposes, they may have different CUSIP numbers or be represented by different global notes but otherwise will be treated as the same class of notes for all purposes of the indenture. Any PIK Notes issued after this offering will rank pari passu, and be secured, equally and ratably, with the notes. As a result, the issuance of PIK Notes will have the effect of diluting the security interest of the Note Collateral for the then outstanding notes.

        The notes will mature on March 15, 2015.

        The notes accrue interest on the outstanding principal amount thereof at a rate of 15% per annum if we elect to make paid-in-kind, or PIK, interest payments (whether or not the payment is timely made) or 13% per annum otherwise. Interest on the notes will be payable solely in cash except that we may elect, prior to each Interest Payment Date that occurs prior to maturity, whether to make the interest payment on the notes due on such Interest Payment Date 8/15ths in cash and 7/15ths in PIK interest by delivering notice not less than five Business Days prior to such Interest Payment Date to the trustee in the manner specified in the indenture. PIK interest is payable by increasing the principal amount of the outstanding notes by, or by issuing additional notes constituting PIK Notes in, an amount equal to the amount of PIK interest for the applicable interest period rounded up to the nearest $1.00. If we do not timely or validly make such an election, we will be deemed to have elected to make the entire interest payment due on such Interest Payment Date in cash. If with respect to any Interest Payment Date that occurs prior to maturity, we have elected in accordance with procedures set forth in the indenture not to pay the entire installment of interest due on such Interest Payment Date in cash:

          (a)   the interest on such notes that is due on such Interest Payment Date shall be deemed to have accrued since the next preceding Interest Payment Date (or, if such Interest Payment Date is the first Interest Payment Date in respect of such notes, the issue date thereof) at a rate of 15% per annum, whether or not we duly pay on such Interest Payment Date such installment of interest due on such Interest Payment Date; and

          (b)   if (but only if) we pay on such Interest Payment Date the entire installment of interest on such notes due on such Interest Payment Date, the portion of such installment equal to the PIK Interest Amount with respect to such Interest Payment Date (i.e., the portion equal to 7/15ths of the aggregate amount thereof) shall be payable by issuance of PIK Notes in accordance with the indenture and the remainder of such installment shall be payable in cash.

The portion of any installment of interest on notes payable as PIK Interest that is not paid on the date it is due will be payable solely in cash.

        All PIK Notes will be governed by, and entitled to the benefits of, the indenture and will be subject to the terms of the indenture, shall mature on the same date as and have the same terms (including the rate of interest from time to time payable thereon) as all other notes issued under the indenture (except, as the case may be, with respect to the issue date). Any PIK Notes issued will be dated as of the applicable Interest Payment Date and will bear interest from and after such date at the same rate per annum at which interest accrues on the notes. References in this "Description of Notes" and in the indenture to the "principal amount" of the notes include any increase in the principal amount of the outstanding notes as a result of a payment of PIK interest.

        Interest on the notes will be payable quarterly in arrears on March 15, June 15, September 15 and December 15. Interest on overdue principal and to the extent lawful overdue interest will accrue at a rate that is 15% per annum. We will make each interest payment to the holders of record on the immediately preceding March 1, June 1, September 1 and December 1.

        Interest on the notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional Interest may accrue on the unregistered notes in certain circumstances pursuant to the registration rights agreement relating to the notes issued in connection with the offerings of our unregistered notes and will be due and payable when interest on the unregistered notes is due and payable. Except to the extent the context otherwise requires, references in this "Description of Notes" to interest shall be deemed to include the Additional Interest, if any.

        If an Interest Payment Date falls on a Saturday, a Sunday or a day on which banking institutions in New York, New York, Chicago, Illinois or such other place that an interest payment is to be made, are not required to be open (a "Legal Holiday"), the interest payment to be made on such Interest Payment Date may be made on the next succeeding day that is not a Legal Holiday, and no interest will accrue for the intervening period.

Methods of Receiving Payments on the Notes

        We will pay interest on the notes (except defaulted interest) to the Persons who are the registered Holders at the close of business on the record date immediately preceding the Interest Payment Date even if the notes are cancelled on registration of transfer or registration of exchange after such record date, and on or before such Interest Payment Date. Holders must surrender the notes to a paying agent to collect principal payments. We will pay principal and (except to the extent payable as PIK Interest) interest in U.S. Legal Tender. If a Holder has given wire transfer instructions to us, the paying agent will remit on our behalf all principal, interest and premium, if any, payable in cash on that Holder's notes in accordance with those instructions. All other payments on the notes payable in cash will be made by check mailed to the Holders at their addresses set forth in the register of Holders. We will pay all interest payable as PIK Interest in the manner specified above under "—Principal, Maturity and Interest."

        All payments of principal, premium, if any, and interest with respect to the notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by DTC for the benefit of the Holders. On any Interest Payment Date on which we pay PIK interest with respect to a global note, the principal amount of such global note increases by an amount equal to the interest payable, rounded up to the nearest $1,000, and is allocated for the credit of the Holders pro rata in accordance with their interests and rounded to the nearest $1.00 in accordance with the procedures of the DTC.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the Holders, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange notes in accordance with the provisions of the indenture. We, the registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Neither we nor the registrar will be required to transfer or exchange any note selected for redemption. Also, neither we nor the registrar will be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

        The notes will be guaranteed by the Company's direct and indirect Restricted Subsidiaries. The notes will also be guaranteed by (i) any Restricted Subsidiary that the Company or any of its Restricted Subsidiaries acquires or creates in the future and (ii) any Subsidiary that is not a Guarantor that guarantees or otherwise becomes an obligor on any Indebtedness of the Company or any Guarantor. The Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law.

        Each Guarantor will not, and the Company will not cause or permit any Guarantor to, sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

          (1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

          (2)   either

            (a)   the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor or the Company):

              (1)   is a Person organized and existing under the laws of the United States or any state thereof or the District of Columbia; and

              (2)   assumes all the obligations of such Guarantor under the indenture and any Collateral Documents to which such Guarantor is a party pursuant to a supplemental indenture and in connection therewith shall execute and deliver such other agreements, cause such instruments and Uniform Commercial Code financing statements to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to continue the validity and enforceability, and perfect or continue the perfection, of the Note Lien created under the Collateral Documents on the Note Collateral owned by or transferred to such Person; or

            (b)   in the case of any such sale or disposition (including by way of any such consolidation or merger), such sale or other disposition complies with the applicable provisions of the indenture; and

          (3)   we deliver to the trustee an Officers' Certificate and an opinion of counsel, each stating that the consummation of such consolidation, merger, sale, assignment, transfer, conveyance or other disposition and, if such an assumption is required in connection with such transaction, such assumption, complies with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

        The Note Guarantee of a Guarantor will be released:

          (1)   in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or otherwise) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary, if the sale or other disposition complies with the "Asset Sale" provisions of the indenture;

          (2)   in connection with any sale or other disposition of all of the Capital Stock of a Guarantor by the Company or a Restricted Subsidiary to a person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary, if the sale or other disposition complies with the "Asset Sale" provisions of the indenture;

          (3)   if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

          (4)   if the Company exercises its legal defeasance option or its covenant defeasance option as described below under "—Legal Defeasance and Covenant Defeasance;" or

          (5)   upon satisfaction and discharge of the indenture or payment in full of the principal and premium, if any, and accrued and unpaid interest on the notes and all other Note Obligations that are then due and payable.

Collateral

        The payment of the principal of and interest and premium on the unregistered notes are, and on the registered notes will be, and the payment and performance of all other Note Obligations will be secured, on a first priority basis (to the extent attainable by filing, recording, control or possession), by security interests in the Primary Collateral as provided in the Collateral Documents. The Note Obligations will be secured on a first priority basis by substantially all of our and the Guarantors' real estate and equipment and certain related assets that do not constitute Secondary Collateral (whether now owned or existing or acquired or arising after the Issue Date) (as more fully defined below under

"—Certain Definitions," the "Primary Collateral"), subject to certain limitations described below and subject to Permitted Collateral Liens.

        The payment of the principal of and interest and premium on the unregistered notes are, and on the registered notes will be, and the payment and performance of all other Note Obligations will be secured, on a second priority basis (to the extent attainable by filing, recording, control or possession), by security interests in the Secondary Collateral as provided in the Collateral Documents. The Note Obligations are secured on a second priority basis by all of our and the guarantors' assets securing the Credit Facility Obligations (whether now owned or existing or acquired or arising after the Issue Date) (the "Secondary Collateral"), subject to certain limitations described herein and subject to Permitted Collateral Liens. Secondary Collateral includes all of our and the Guarantors':

          (1)   accounts;

          (2)   chattel paper;

          (3)   deposit accounts, including without limitation each controlled deposit account (including all deposits and investments therein and all earnings thereto) but excluding any Collateral Account;

          (4)   documents;

          (5)   inventory;

          (6)   intellectual property (other than (a) patentable inventions, letters patent and applications for letters patent that are necessary or appropriate for the continued operation of the plants located at the real property constituting Primary Collateral, and (b) trade secrets that are necessary or appropriate for the continued operation of the plants located at the real property constituting Primary Collateral ("Excluded Intellectual Property"));

          (7)   investment property (other than (a) Equity Interests issued by any Unrestricted Subsidiary or any Foreign Subsidiary and (b) any Collateral Account);

          (8)   letter-of-credit rights;

          (9)   receivables not otherwise described above;

          (10) instruments related to or arising from Secondary Collateral;

          (11) general intangibles related to or arising from receivables and inventory;

          (12) cash collateral in an amount not less than $5.0 million pledged pursuant to the terms of our revolving credit facility;

          (13) supporting obligations; and

          (14) all books, other records and proceeds with respect to any of the foregoing;

  other than (i) proceeds (other than Equity Interests of a Restricted Subsidiary (other than a Foreign Subsidiary)) arising from a disposition, casualty or condemnation of Primary Collateral; (ii) in the event of a disposition of Equity Interests of a Restricted Subsidiary which results in a disposition of assets constituting Primary Collateral, the portion of the proceeds of such disposition attributable to such assets; (iii) commercial tort claims; (iv) contracts for the receipt of services or supplies (not including any contracts that give rise to the payment of money) or other general intangibles not related to or arising from receivables or inventory (other than intellectual property not constituting Excluded Intellectual Property); (iv) equipment or other goods (other than inventory); (v) instruments not related to or arising from Secondary Collateral; or (vi) real property.

        Primary Collateral and Secondary Collateral do not include the following (the "Excluded Assets"):

          (1)   any general intangible or any lease, license, contract, property right or agreement to which we or any Guarantor is a party or in which we or any guarantor has any right, title or interest if and to the extent the grant of a security interest under the Collateral Documents would constitute or result in a breach, termination or default under such general intangible or such lease, license, contract, property right or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code) (any such general intangible, lease, license, contract, property right or agreement, an "Excluded General Intangible"); or

          (2)   in the event (and only in the event) that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any pledged Subsidiary due to the fact that such pledged Subsidiary's Capital Stock and other securities secure the notes, such portion (and only such portion) of the Capital Stock and other securities of such pledged Subsidiary as shall constitute the minimum amount necessary to avoid having such person be subject to such requirement; or

          (3)   any voting Capital Stock of any Foreign Subsidiary exceeding, and only to the extent that such Capital Stock exceeds, 65% of the issued and outstanding voting Capital Stock of such Foreign Subsidiary (such portion of Capital Stock, being collectively referred to as "Excluded Foreign Subsidiary Capital Stock"); or

          (4)   any intent-to-use United States trademark application not material to the operation of our or any Guarantor's business for which an amendment to allege use or statement of use has not been filed under 15 U.S.C. § 1051(c) or 15 U.S.C. § 1051(d), respectively, or if filed, has not been deemed in conformance with 15 U.S.C. § 1051(a) or examined and accepted, respectively, by the United States Patent and Trademark Office (each a "Specified Trademark Application") which, when combined with our and all other Guarantors' Specified Trademark Applications, has a Fair Market Value not in excess of $250,000 in the aggregate (each such Specified Trademark Application, an "Excluded Trademark Application"); or

          (5)   (a) the LC Collateral Account (as defined in the Plan) and any funds credited therein so long as, and only so long as, such funds are required to secure LC Obligations (as defined in the Plan) under the terms of the Stipulation (as defined in the Confirmation Order) and (b) accounts used solely to meet payroll obligations, to the extent the amounts in such accounts as of any date of determination do not exceed the greater of (i) the checks outstanding against such accounts as of that date and (ii) amounts necessary to meet minimum balance requirements.

        Moreover, notwithstanding the foregoing, although Liens will be granted to secure the Note Obligations in the Excluded Personal Property, the indenture will not require the Company or any Guarantor to take steps to perfect such Liens, and thus such Liens may not be perfected, in such Note Collateral.

        Subject to Permitted Collateral Liens, only the notes, the Note Guarantees and the other Note Obligations will have the benefit of the security interest in the Primary Collateral; and only the Note Obligations and the Credit Facility Obligations will have the benefit of the security interest in the Secondary Collateral. Except for indebtedness secured by Permitted Collateral Liens, no other indebtedness incurred by the Company may share in the security interest in the Collateral.

        At the time the registered notes are issued, the principal amount of loans and face amount of letters of credit outstanding under the initial Credit Facility are expected to be less than the $23.0 million maximum amount available thereunder. The Company and the Guarantors will be able to incur additional indebtedness in the future under the initial Credit Facility or any replacement Credit

Facility which could share in the Secondary Collateral. Any such indebtedness may limit the recovery from the realization of the value of such Secondary Collateral available to satisfy holders of the notes. Any Indebtedness incurred under the initial Credit Facility is, or under any replacement Credit Facility will be required to be, subject to the Intercreditor Agreement. No collateral will secure any Indebtedness under a Credit Facility unless such collateral is Secondary Collateral that also secures the notes in accordance with the Intercreditor Agreement. The amount of Indebtedness under a Credit Facility that is secured by the Secondary Collateral will be limited by the covenants disclosed under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests" and "—Certain Covenants—Liens."

        To the extent otherwise specifically permitted pursuant to the terms of the indenture and the Collateral Documents as described under "—Certain Definitions—Permitted Liens," the unregistered notes are, and the registered notes will be, effectively subordinated to certain existing and future secured Indebtedness to the extent of any of our or our Subsidiaries' assets serving as collateral for such Indebtedness. For example, the Credit Facility Obligations under our revolving credit facility are secured by a first priority lien on the Secondary Collateral, and therefore the lender thereunder would have the first right to liquidate such Note Collateral following the occurrence of an event of default under our revolving credit facility. Therefore, the unregistered notes are, and the registered notes will be, effectively subordinated to the Credit Facility Obligations under our revolving credit facility to the extent that the proceeds of the Secondary Collateral, on which the trustee for the unregistered notes has (and the registered notes will have) a second priority lien, are used to satisfy the Credit Facility Obligations under our revolving credit facility. In that event, any such amount of the Secondary Collateral would no longer be available to satisfy the Note Obligations.

        The Capital Stock and other securities of any Guarantor shall constitute Note Collateral only to the extent that such Capital Stock and other securities can secure the notes or the Note Guarantees without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Person to be filed with the SEC (or any other governmental agency). In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Guarantor due to the fact that such Person's Capital Stock and other securities secure the notes or the Note Guarantees, then such portion (and only such portion) of the Capital Stock and other securities of such Guarantor as shall constitute the minimum amount necessary to avoid having such Person be subject to such requirement shall automatically be deemed not to be part of the Note Collateral. In such event, the indenture or any Collateral Document may be amended or modified, without the consent of any holder of notes or other Note Obligations, to the extent necessary to release the first-priority security interests on such portion of the shares of Capital Stock and other securities that are so deemed to no longer constitute part of the Note Collateral.

        In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulations adopted, which would permit) such Guarantor's Capital Stock and other securities to secure the notes or the Note Guarantees in excess of the portion then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Guarantor, then such additional portion of the Capital Stock and other securities of such Person as shall constitute the maximum additional amount possible without having such Person be subject to such requirement shall automatically be deemed to be a part of the Note Collateral. In such event, the indenture or any Collateral Document may be amended or modified, without the consent of any holder of notes or other Note Obligations, to the extent necessary to subject such additional Capital Stock and other securities to the Liens under the Collateral Documents.

        Only the collateral agent will be entitled to enforce the Liens granted under the Collateral Documents.

After-Acquired Property; Permitted Liens

        The indenture and the Collateral Documents require that we and our Restricted Subsidiaries grant to the trustee, for its benefit and for the benefit of the Holders of notes, a first priority Lien on all after-acquired property of the kinds described above as Primary Collateral and a second priority Lien on all after-acquired property of the kinds described above as Secondary Collateral. In addition, any future Restricted Subsidiaries will be required to guarantee the notes and similarly grant Liens on their assets to the trustee, for its benefit and for the benefit of the Holders of notes.

        If we or any Guarantor grants a Lien on any property or assets (including any Capital Stock) for the benefit of any holders of Credit Facility Obligations, we or such Guarantor, respectively, will also simultaneously grant a Lien in such property or assets (including Capital Stock) in favor of the collateral agent for the benefit of the trustee and the Holders so that such property or assets become Note Collateral.

        In addition, the notes may be effectively subordinated to Liens on property of a Person existing at the time such Person is merged with or into or consolidated with us or any of our Restricted Subsidiaries; provided that such Liens were in existence prior to, and not incurred in contemplation of, such merger or consolidation and do not extend to any property other than that property of the Person merged into or consolidated with us or such Restricted Subsidiary that were so subject to such Liens (plus improvements and accessions to such property). In addition, the notes may be effectively subordinated to Liens on property (including Capital Stock) existing at the time of acquisition of the property, including by way of merger, consolidation or otherwise, by us or any of our Restricted Subsidiaries; provided that such Liens were in existence prior to, and not incurred in contemplation of, such acquisition and do not extend to any other property owned by the Company or any Restricted Subsidiary (plus improvements and accessions to such property). The indenture also permits us and our Restricted Subsidiaries to create other Permitted Liens.

Possession and Use

        Subject to and in accordance with the provisions of the Collateral Documents and the indenture, so long as the trustee or, with respect to the Secondary Collateral, the lender under our revolving credit facility has not exercised its respective rights with respect to the Note Collateral upon the occurrence and during the continuance of an Event of Default, we will have the right to remain in possession and retain exclusive control of the Note Collateral (other than any cash, securities, obligations and Cash Equivalents constituting part of the Note Collateral that may be deposited with the trustee or, with respect to any Secondary Collateral, the lender under our revolving credit facility in accordance with the provisions of the Collateral Documents and other than as set forth in the Collateral Documents), to operate the Note Collateral, to alter or repair the Note Collateral and to collect, invest and dispose of any income therefrom. Upon the occurrence and continuance of an Event of Default, the collateral agent or (solely with respect to any Secondary Collateral) any Credit Facility Agent will be entitled to foreclose upon and sell the Note Collateral or any part thereof as provided in the Collateral Documents or (solely with respect to any Secondary Collateral) the ABL Facility Lien Security Documents.

Release of Note Liens

        The Note Liens will be released in whole:

          (1)   if the Company exercises its legal defeasance option or its covenant defeasance option as described below under "—Legal Defeasance and Covenant Defeasance;"

          (2)   upon satisfaction and discharge of the indenture or payment in full of the principal and premium, if any, and accrued and unpaid interest on the notes and all other Note Obligations that are then due and payable; or

          (3)   with the written consent of at least 75% in aggregate principal amount of the outstanding notes.

        The Note Liens will be released in part with respect to any asset constituting Note Collateral:

          (1)   upon delivery by the Company to the collateral agent of an Officers' Certificate certifying that the asset has been sold or otherwise disposed of by the Company or a Restricted Subsidiary to a Person other than the Company or a Guarantor in a transaction permitted by the indenture, at the time of such sale or disposition;

          (2)   upon delivery by the Company to the collateral agent of an Officers' Certificate certifying that the asset is owned or has been acquired by a Guarantor that has been released from its Note Guarantee (including by virtue of (x) a Guarantor becoming an Unrestricted Subsidiary or (y) a sale by the Company or a Subsidiary thereof of all of the Capital Stock of a Guarantor); or

          (3)   upon delivery by the Company to the collateral agent of an Officers' Certificate certifying that (x) such asset is comprised of Secondary Collateral, (y) Credit Facility Obligations remain outstanding under one or more Credit Facilities and (z) to the extent such consent is required, the Credit Facility Agent under any such Credit Facility has authorized the release of the same.

Disposition of Note Collateral Without Release

        Notwithstanding the provisions of "—Release of Note Liens" above, so long as no Default or Event of Default under the indenture shall have occurred and be continuing or would result therefrom and so long as such transaction would not violate the indenture, the Company and the Guarantors may, in the ordinary course of business and to the extent permitted by applicable law, without any release or consent by the trustee, sell or otherwise dispose of any inventory or collect accounts receivable or sell or otherwise dispose of equipment that has become worn out, defective or obsolete or not used or useful in our and our Subsidiaries' business and which is, to the extent required by the indenture or the Collateral Documents, replaced by property of substantially equivalent or greater value which becomes subject to the Lien of the Collateral Documents as After-Acquired Property.

        The Company is obligated to deliver to the trustee, within 30 calendar days following the end of each year, an Officers' Certificate to the effect that all releases during the preceding twelve-month period in which no release or consent of the trustee was obtained were in the ordinary course of business and were not prohibited by the indenture or any Collateral Document.

        At any time when an Event of Default has occurred and is continuing and the maturity of the notes has been accelerated (whether by declaration or otherwise) and the trustee has delivered a notice of acceleration to the collateral agent, no release of Note Collateral pursuant to the provisions of the indenture or the Collateral Documents will be effective as against the Holders, except (solely with respect to Secondary Collateral) as otherwise provided in the Intercreditor Agreement.

Enforcement and Foreclosure

        If an Event of Default occurs under the indenture and is continuing, the trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the notes or to enforce the performance of any provision of the notes, the indenture, any Collateral Document or any Note Guarantee or to direct the collateral agent to exercise remedies with respect to the Primary Collateral and, subject to the terms of the Intercreditor Agreement, the Secondary Collateral.

        The trustee or the collateral agent may maintain a proceeding even if it does not possess any of the notes or does not produce any of them in the proceeding. A delay or omission by the trustee, the collateral agent or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

        If an Event of Default occurs under the indenture, the trustee, on behalf of the Holders of the notes, in addition to any rights or remedies available to it under the indenture, will be entitled to take (or instruct the collateral agent to take) such actions as the trustee deems advisable to protect and enforce its rights in the Note Collateral, including, without limitation, the institution of foreclosure proceedings in accordance with the Collateral Documents and applicable law. However, with respect to Secondary Collateral, the rights and remedies available to the trustee and the collateral agent under the Collateral Documents and the actions permitted to be taken by it thereunder will be subject to the provisions of the Intercreditor Agreement.

        If the trustee collects any money or property pursuant to the preceding paragraph, it will, subject to the terms of the Intercreditor Agreement, pay out the money or property in the following order:

  •
  first, to the trustee for amounts then payable to the trustee under the indenture (including payment of all compensation and expenses, all liabilities incurred and all advances made by the trustee and the costs and expenses of collection);

  •
  second, to the Holders for their collection costs if the Holders are forced to proceed against the Company directly without the trustee;

  •
  third, to the Holders for amounts due and unpaid on the notes for principal, premium, if any, and accrued interest ratably, without preference or priority of any kind, according to the amounts due and payable on the notes for principal, premium, if any, and accrued interest respectively; and

  •
  fourth, to the Company or any other obligor on the notes, as our or their interests may appear, or as a court of competent jurisdiction may direct;

provided, that the application of any such proceeds of Note Collateral that constitutes Secondary Collateral shall be subject to the terms of the Intercreditor Agreement.

        Under the terms of the indenture and the Collateral Documents, except as described under "—Collateral—Possession and Use" and "—Release of Note Liens," the trustee (upon the written instruction of a specified percentage of the Holders of the notes to the extent required by the trustee or the TIA) will determine the circumstances under, and manner in, which to dispose of the Primary Collateral, including, without limitation, the determination of whether to release all or any portion of Primary Collateral from the Note Liens created by the Collateral Documents and whether to foreclose on such Primary Collateral following an Event of Default. No Holder will have any right individually to realize upon any of the Note Collateral, it being understood and agreed that all powers, rights and remedies of the trustee under the indenture may be exercised solely by the trustee in accordance with the terms of the indenture and all powers, rights and remedies in respect of the Note Collateral under the Collateral Documents may be exercised solely by the collateral agent.

        The collateral agent is authorized by the trustee and each Holder, by its acceptance of any notes and Note Guarantees, to perform the duties and exercise the rights, powers and discretions that are specifically given to it under the indenture or under the Collateral Documents or the Intercreditor Agreement, together with any other incidental rights, power and discretions; provided, however, that the collateral agent shall be under no duty or obligation to (x) take any actions or (y) exercise any such rights, powers and discretions, in each case, that are discretionary with the collateral agent in accordance with the Indenture Documents, unless directed to do so in writing by Holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class.

        Subject to the provisions of the Collateral Documents and the indenture, the trustee may, in its sole discretion and without the consent of the Holders, on behalf of the Holders, direct, on behalf of the Holders, the collateral agent to take all actions it deems necessary or appropriate in order to (i) enforce any of its rights or any of the rights of the Holders under the Collateral Documents and (ii) collect and receive any and all amounts payable in respect of the Note Collateral in respect of the obligations of the Company and the Guarantors under the indenture and under the Collateral Documents. Subject to the provisions of the Collateral Documents, the trustee will have the power to institute and to maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Note Collateral by any acts that may be unlawful or in violation of the Collateral Documents or the indenture, and such suits and proceedings as the trustee may deem expedient to preserve or protect its interest and the interests of the Holders in the Note Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of the Holders or the trustee).

        The ability of the trustee to control any foreclosure with respect to any of the Secondary Collateral (including, without limitation, the time or method) is limited by the terms of the Intercreditor Agreement. See "—Intercreditor Agreement." The trustee may also have rights with respect to other assets included as Note Collateral but which are subject to a Permitted Collateral Lien. The right of the trustee to repossess and dispose of Note Collateral upon the occurrence of an Event of Default under the indenture is, in the case of the Secondary Collateral, subject to the provisions of the Intercreditor Agreement. With respect to any of the Note Collateral, the right of the trustee to repossess and dispose of Note Collateral upon the occurrence of an Event of Default under the indenture, is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against the Company or any applicable Guarantor prior to the trustee having repossessed and disposed of the Note Collateral. In the case of real property Note Collateral, such right could be significantly impaired by restrictions under state law.

Sufficiency of Note Collateral

        The indenture permits the release of Note Collateral without the substitution of additional Note Collateral under the circumstances described under "—Certain Covenants—Asset Sales." Note Collateral of a Guarantor will also be released as security for the applicable Note Guarantee upon the release of such Guarantor's Note Guarantee. See "—Collateral—Release of Note Liens." The amounts realizable by the trustee in respect of the Note Collateral in the event of a liquidation will depend upon market and economic conditions at such time, the availability of buyers, certain existing Liens and similar factors.

        The fact that the lender under our revolving credit facility has a first priority Lien on the Secondary Collateral and that other obligors may benefit from other Permitted Collateral Liens could have a material adverse effect on the amount that would be realized upon a liquidation of the Primary Collateral. We have not received an appraisal of the assets constituting the Note Collateral, and we cannot assure you that proceeds of any sale of the Note Collateral pursuant to the indenture and the related Collateral Documents following an Event of Default will be sufficient to satisfy amounts due under the notes. In addition, the trustee will not have any Liens on Excluded Assets and may not have perfected Liens on Excluded Personal Property. If the proceeds of the Note Collateral are not sufficient to repay all amounts due on the notes, the Holders of the notes (to the extent not repaid from the proceeds of the sale of the Note Collateral) will have only an unsecured claim against the remaining assets, if any, of the Company and the Guarantors.

        Some or all of the Note Collateral, particularly the Primary Collateral, is illiquid and may have no readily ascertainable market value. Moreover, there can be no assurance that such Note Collateral will be saleable, or, if saleable, that there will not be substantial delays in its liquidation. A significant portion of the Note Collateral includes assets that may only be usable, and thus retain value, as part of the existing operating business of the Company and its subsidiaries. Accordingly, any such sale of the Note Collateral separate from the sale of certain of the operating businesses of the Company and its subsidiaries may not be feasible or of significant value. To the extent that Liens, rights or easements granted to third parties encumber assets owned by the Company and the Guarantors, including the Secondary Collateral, those third parties may be entitled to exercise rights and remedies with respect to the property subject to such Liens that could adversely affect the value of the Note Collateral and the ability of the trustee or the Holders of the notes to realize or foreclose on the Note Collateral. See "Risk Factors—Risks Related to the Notes—There may not be sufficient collateral to pay all or any of the notes."

Certain Bankruptcy and Other Limitations

        Bankruptcy law could prevent the trustee from repossessing and disposing of, or otherwise exercising remedies in respect of, the Note Collateral upon the occurrence of an Event of Default if a bankruptcy proceeding were to be commenced by or against the Company or the Guarantors prior to the trustee having repossessed and disposed of, or otherwise exercised remedies in respect of, the Note Collateral. Under the Bankruptcy Code, a secured creditor such as the trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments so long as the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral. The court may find "adequate protection" if the debtor pays cash or grants additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of the collateral if the value of the collateral exceeds the debt it secures. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the Note Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Note Collateral through the requirement of "adequate protection." Any disposition of the Note Collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the Note Collateral is not sufficient to repay all amounts due on the notes, the Holders of the notes would hold secured claims to the extent of the value of the Note Collateral to which the Holders of the notes are entitled, and unsecured claims with respect to such shortfall. The Bankruptcy Code permits the payment or accrual of post-petition interest, costs and attorney's fees to a secured creditor during a debtor's bankruptcy case only to the extent the value of the collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the collateral.

        In addition, the trustee may need to evaluate the impact of potential liabilities before determining to foreclose on the portion of Note Collateral constituting real property, because lenders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the trustee may decline to foreclose on the Note Collateral constituting real property or exercise remedies available if it does not receive indemnification to its satisfaction from the

Holders. Finally, the trustee's ability to foreclose on the Note Collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the trustee's Note Lien on the Note Collateral.

Intercreditor Agreement

        First Lien Obligations; Notes Effectively Subordinated to First Lien Obligations.    The Credit Facility Obligations are secured by a Lien on the Secondary Collateral, which Lien is contractually senior to the Lien thereon that secures the notes and the Note Guarantees pursuant to the Intercreditor Agreement. The Credit Facility Obligations are referred to in this discussion of the Intercreditor Agreement as First Lien Obligations, which Obligations are entitled to the benefits of the provisions of the Intercreditor Agreement to the extent that the aggregate principal amount thereof does not exceed $23.0 million. By acceptance of the notes, the Holders are deemed to have authorized the collateral agent to enter into the Intercreditor Agreement with the Credit Facility Agent. As a result, the notes are effectively subordinated to the First Lien Obligations to the extent of the value of the Secondary Collateral.

        Relative Priorities.    The Intercreditor Agreement provides that notwithstanding the date, manner or order of grant, attachment or perfection of any Lien on Secondary Collateral securing the notes or Note Guarantees (a "Second Priority Lien") or any Lien on Secondary Collateral securing the First Lien Obligations (a "First Priority Lien"), and notwithstanding any provision of the Uniform Commercial Code of any applicable jurisdiction or any other applicable law or the provisions of any Indenture Document or any agreement, instrument or other document evidencing or governing any First Lien Obligations (collectively, the "First Priority Debt Documents" and, together with the Indenture Documents, the "Debt Documents") or any other circumstance whatsoever, each Agent (i.e., the Credit Facility Agent and the collateral agent), for itself and on behalf of the secured parties (i.e., the holders of the First Lien Obligations and the Credit Facility Agent (collectively, the "First Priority Secured Parties") and the Holders, the trustee and the collateral agent (collectively, the "Second Priority Secured Parties")) on whose behalf it acts in such capacity therefor, has agreed that, so long as the First Lien Obligations have not been paid in full in cash, (a) any First Priority Lien on Secondary Collateral then or thereafter held by or for the benefit of any First Priority Secured Party is senior in right, priority, operation, effect and all other respects to any and all Second Priority Liens on Secondary Collateral and (b) any Second Priority Lien on Secondary Collateral then or thereafter held by or for the benefit of any Second Priority Secured Party is junior and subordinate in right, priority, operation, effect and all other respects to any and all First Priority Liens on Secondary Collateral, and the First Priority Liens on Secondary Collateral is and remains senior in right, priority, operation, effect and all other respects to any Second Priority Liens on Secondary Collateral for all purposes, whether or not any First Priority Liens on Secondary Collateral are subordinated in any respect to any other Lien securing any other obligation of the Company, any Guarantor or any other Person.

        Prohibition on Contesting Liens.    The Intercreditor Agreement also provides that each Agent, for itself and on behalf of the other Secured Parties on whose behalf it acts in such capacity therefor, agrees that it will not, and will waive any right to, contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the priority, validity or enforceability of any Second Priority Lien on Secondary Collateral or any First Priority Lien on Secondary Collateral, as the case may be; provided that nothing in the Intercreditor Agreement will be construed to prevent or impair the rights of any Agent or any other Secured Party to enforce the Intercreditor Agreement to the extent provided thereby.

        Exercise of Rights and Remedies; Standstill.    In addition, the Intercreditor Agreement provides that the Credit Facility Agent and the other holders of First Lien Obligations, at all times prior to the payment in full in cash of the First Lien Obligations, have the exclusive right to enforce rights and exercise remedies (including any right of setoff) with respect to the Secondary Collateral, or to commence or seek to commence any action or proceeding with respect to such rights or remedies (including any foreclosure action), in each case, without any consultation with or the consent of the collateral agent or any other Second Priority Secured Party and no Second Priority Secured Party has any such right; provided, however, that (i) the Second Priority Secured Parties are entitled to take certain actions to preserve and protect their claims with respect to the Secondary Collateral and actions to which unsecured creditors are entitled to take (which in any event cannot be in contravention to the limitations imposed on the Second Priority Secured Parties in the Intercreditor Agreement), in each case, to the extent set forth in the Intercreditor Agreement and (ii) after a period of 120 days has elapsed since the date on which the collateral agent has delivered to the Credit Facility Agent written notice of the acceleration of all or any portion of the notes (the "Standstill Period"), the Second Priority Secured Parties may enforce or exercise any rights or remedies with respect to any Secondary Collateral subject to the following proviso; provided further, however, that notwithstanding the expiration of the Standstill Period or anything in the Intercreditor Agreement to the contrary, in no event may the collateral agent or any other Second Priority Secured Party enforce or exercise any rights or remedies with respect to any Secondary Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, if the Credit Facility Agent or any other First Priority Secured Party shall have commenced, and shall be diligently pursuing, the enforcement or exercise of any rights or remedies with respect to such Secondary Collateral or any such action or proceeding.

        Automatic Release of Second Priority Liens.    The Intercreditor Agreement also provides that if, in connection with (i) any disposition of any Secondary Collateral permitted under the terms of the First Priority Debt Documents or (ii) the enforcement or exercise of any rights or remedies with respect to the Secondary Collateral, including any disposition of Secondary Collateral, the Credit Facility Agent, for itself and on behalf of the other First Priority Secured Parties, releases any of the First Priority Liens (in each case, a "Release"), then the Second Priority Liens on such Secondary Collateral, and the obligations of such Guarantor under its guarantee of the notes, are automatically, unconditionally and simultaneously released, and the collateral agent will, for itself and on behalf of the other Second Priority Secured Parties, promptly execute and deliver to the Credit Facility Agent, the Company or such Guarantor, as the case may be, such termination statements, releases and other documents as the Credit Facility Agent, the Company or such Guarantor, as the case may be, may reasonably request to effectively confirm such Release; provided that, in the case of a disposition of all or substantially all of the Secondary Collateral (other than any such disposition in connection with the enforcement or exercise of any rights or remedies with respect to the Secondary Collateral), such release shall require the consent of the Holders holding a majority in aggregate principal amount of the notes then outstanding.

        Waterfall.    The Intercreditor Agreement also provides that any Secondary Collateral or proceeds thereof received by any Secured Party in connection with any disposition of, or collection on, such Secondary Collateral upon the enforcement or exercise of any right or remedy (including any right of setoff) is to be applied as follows:

          first, to the payment of costs and expenses of the applicable Secured Party in connection with such enforcement or exercise,

          second, after all such costs and expenses have been paid in full in cash, to the payment of the First Lien Obligations,

          third, after all such costs and expenses and First Lien Obligations have been paid in full in cash, to the payment of the Note Obligations, and fourth, after all such costs and expenses, all First Lien Obligations and all Note Obligations have been paid in full in cash, any surplus Secondary Collateral or proceeds then remaining will be returned to the Company, the applicable Guarantor or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

        Turnover.    The Intercreditor Agreement also provides that so long as the First Lien Obligations have not been paid in full in cash, any Secondary Collateral or any proceeds thereof received by the collateral agent or any other Second Priority Secured Party in connection with any disposition of, or collection on, such Secondary Collateral upon the enforcement or the exercise of any right or remedy (including any right of setoff) with respect to the Secondary Collateral, or in connection with any insurance policy claim or any condemnation award (or deed in lieu of condemnation), will be segregated and held in trust and forthwith transferred or paid over to the Credit Facility Agent for the benefit of the First Priority Secured Parties in the same form as received, together with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct.

        Blocked Account Agreements.    The Intercreditor Agreement also provides that Secondary Collateral will include at all times all cash collected by the Company or any Guarantor on account of receivables or inventory constituting Secondary Collateral and will be deposited into a collection or deposit account maintained with the Credit Facility Agent, or if the First Lien Obligations have been paid in full in cash, the collateral agent (the "Controlling ABL Agent") or at another financial institution subject to a deposit account control agreement in favor of, and in form acceptable to, the Controlling ABL Agent. Except in the case of proceeds in connection with any collection on such Secondary Collateral upon the enforcement or exercise of any right or remedy (which shall be applied as specified above under "—Intercreditor Agreement—Waterfall"), if there are no cash obligations due and owing under the ABL Facility and no default or event of default is then occurring under the ABL Facility, the Company and each Guarantor will have the right to use such proceeds in any manner not prohibited by the indenture, the notes, the Collateral Documents, the ABL Facility, and the documents executed in respect of the transactions contemplated by the ABL Facility and any assets purchased by such Person will constitute either Primary Collateral or Secondary Collateral as determined by the type of asset being purchased and the other terms of the Intercreditor Agreement.

        Insolvency or Liquidation Proceedings.    The Intercreditor Agreement also provides that:

          Finance and Sale Matters.     (a) Until the First Lien Obligations have been paid in full, the collateral agent, for itself and on behalf of the other Second Priority Secured Parties, has agreed that, in the event of any insolvency or liquidation proceeding, the Second Priority Secured Parties:

              (i)  will not oppose or object to the use of any Secondary Collateral constituting cash collateral under Section 363 of the Bankruptcy Code, or any comparable provision of any other bankruptcy law, unless the First Priority Secured Parties, or a representative authorized by the First Priority Secured Parties, shall oppose or object to such use of cash collateral;

             (ii)  will not oppose or object to any post-petition financing, whether provided by the First Priority Secured Parties or any other Person, under Section 364 of the Bankruptcy Code, or any comparable provision of any other bankruptcy law (a "DIP Financing"), or the Liens on Secondary Collateral to secure any DIP Financing ("DIP Financing Liens"), unless the First Priority Secured Parties, or a representative authorized by the First Priority Secured Parties, shall then oppose or object to such DIP Financing or such DIP Financing Liens, and, to the extent that such DIP Financing Liens are senior to, or rank pari passu with, the First Priority Liens, the collateral agent will, for itself and on behalf of the other Second Priority Secured Parties, subordinate the Second Priority Liens on Secondary Collateral to the First Priority

    Liens and the DIP Financing Liens thereon in accordance with the terms of the Intercreditor Agreement;

            (iii)  except to the extent permitted by paragraph (b) below, in connection with the use of cash collateral as described in clause (i) above or a DIP Financing, will not request adequate protection or any other relief in connection with such use of cash collateral, DIP Financing or DIP Financing Liens; and

            (iv)  will not oppose or object to any disposition of any Secondary Collateral free and clear of the Second Priority Liens or other claims under Section 363 of the Bankruptcy Code, or any comparable provision of any other bankruptcy law, if the First Priority Secured Parties, or a representative authorized by the First Priority Secured Parties, shall consent to such disposition.

          (b)   The collateral agent, for itself and on behalf of the other Second Priority Secured Parties, has agreed that no Second Priority Secured Party may contest, or support any other Person in contesting, (i) any request by the Credit Facility Agent or any other First Priority Secured Party for adequate protection in respect of any First Lien Obligations or (ii) any objection, based on a claim of a lack of adequate protection with respect of any First Lien Obligations, by the Credit Facility Agent or any other First Priority Secured Party to any motion, relief, action or proceeding. Notwithstanding the immediately preceding sentence, if, in connection with any DIP Financing or use of cash collateral, any First Priority Secured Party is granted adequate protection in the form of a Lien on additional collateral, the collateral agent may, for itself and on behalf of the other Second Priority Secured Parties, seek or request adequate protection in the form of a Lien on such additional collateral, which Lien will be subordinated to the First Priority Liens and DIP Financing Liens on the same basis as the other Second Priority Liens are subordinated to the First Priority Liens under the Intercreditor Agreement.

          (c)   Notwithstanding the foregoing, the applicable provisions of paragraphs (a) and (b) above are only be binding on the Second Priority Secured Parties with respect to any DIP Financing so long as (i) the principal amount of such DIP Financing, when taken together with the aggregate principal amount of the First Lien Obligations, does not exceed $23.0 million and (ii) such DIP Financing is not secured by any Primary Collateral.

        Relief from the Automatic Stay.    The collateral agent, for itself and on behalf of the other Second Priority Secured Parties, has agreed that, so long as the First Lien Obligations have not been paid in full, no Second Priority Secured Party may, without the prior written consent of the Credit Facility Agent, seek or request relief from or modification of the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of any part of the Secondary Collateral, any proceeds thereof or any Second Priority Lien.

        Reorganization Securities.    If, in any insolvency or liquidation proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, pursuant to a plan of reorganization or similar dispositive restructuring plan, on account of the First Lien Obligations and the notes and Note Guarantees, then, to the extent the debt obligations distributed on account of the First Lien Obligations and on account of the notes and Note Guarantees, the provisions of the Intercreditor Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

        Post-Petition Interest.    The collateral agent, for itself and on behalf of the other Second Priority Secured Parties, has agreed that no Second Priority Secured Party may oppose or seek to challenge any claim by the Credit Facility Agent or any other First Priority Secured Party for allowance in any insolvency or liquidation proceeding of First Lien Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the First Priority Liens (it being understood and agreed that such value will be determined without regard to the existence of the Second Priority Liens on the Secondary Collateral). The Credit Facility Agent, for itself and on behalf of the other First Priority Secured Parties, has agreed that the collateral agent or any other Second Priority Secured Party may make a claim for allowance in any insolvency or liquidation proceeding of Note Obligations consisting of post-petition interest, fees or expenses to the extent of the value of (i) the Second Priority Liens (provided, however, that that if the First Lien Secured Parties shall have made any such claim, such claim shall have been approved prior to, or will be approved contemporaneous with, the approval of any such claim by any Second Lien Secured Party) and (ii) the Liens securing the Note Obligations on the Primary Collateral.

        Certain Waivers by the Second Priority Secured Parties.    The collateral agent, for itself and on behalf of the other Second Priority Secured Parties, has waived in the Intercreditor Agreement any claim any Second Priority Secured Party may have against any First Priority Secured Party arising out of (a) the election by any First Priority Secured Party of the application of Section 1111(b)(2) of the Bankruptcy Code, or any comparable provision of any other bankruptcy law, or (b) any use of cash collateral or financing arrangement, or any grant of a security interest in the Secondary Collateral, in any insolvency or liquidation proceeding, in each case, with respect to the Secondary Collateral.

        Certain Voting Matters.    Each of the Credit Facility Agent, on behalf of the First Priority Secured Parties and the collateral agent on behalf of the Second Priority Secured Parties, have agreed that, without the written consent of the other, it will not seek to vote with the other as a single class in connection with any plan of reorganization in any insolvency or liquidation proceeding.

        Access and License to Use Primary Collateral.    The Intercreditor Agreement also provides that so long as the First Lien Obligations have not been paid in full in cash, the Credit Facility Agent will have the right (i) to enter onto, and remain on, the real property of the Company or any Guarantor constituting Primary Collateral for no longer than 180 days from the date the Credit Facility Agent sends to the collateral agent a written notice that the Credit Facility Agent or the other First Priority Secured Parties intend to enforce their rights in the Secondary Collateral and any and all of their remedies as secured creditors (whether under the Credit Agreement, under Article 9 of the Uniform Commercial Code as in effect in the State of New York, or otherwise at law or in equity) with respect thereto and (ii) to conduct sales, either public or private, of any or all of the Secondary Collateral on such real property and may take any reasonable steps to advertise such sales (including posting signs concerning such sales on such real property). Subject to the provisions of the Intercreditor Agreement, neither the Credit Facility Agent nor any of the other First Priority Secured Parties shall be obligated to make any payments to the collateral agent for use of the real property or Primary Collateral. In the event that the collateral agent, the Second Priority Secured Parties or any agent acting on behalf of any of them obtain title to, or exclusive possession of, the Primary Collateral, the Intercreditor Agreement provides that the Credit Facility Agent has a license to use such Primary Collateral in accordance with the terms of the Intercreditor Agreement. The license or licenses granted to the Credit Facility Agent and the other First Priority Secured Parties under the Intercreditor Agreement to enter onto and remain on the real property and use the Primary Collateral under the provisions of the Intercreditor Agreement is irrevocable. If the Credit Facility Agent elects to enter upon and use the Primary Collateral as provided in this paragraph, it shall take all reasonable efforts to avoid, to the extent reasonably practicable, interference with the operation of the Primary Collateral.

        The Intercreditor Agreement also provides that during the period of actual occupation, use or control by the First Priority Secured Parties or their agents or representatives of any Primary Collateral (or any assets or property subject to a leasehold interest constituting Primary Collateral), the First Priority Secured Parties will be obligated to (i) reimburse the Second Priority Secured Parties for all utilities, insurance and all other operating costs of such Primary Collateral or other assets or property during any such period of actual occupation, use or control (calculated on a per diem basis based upon a fraction, the numerator of which shall be the actual number of days of such occupation, use or control and the denominator of which shall be 365 days) to the extent the same are actually paid by such Second Priority Secured Parties, (ii) repair at their expense any physical damage to such Primary Collateral or other assets or property directly or indirectly resulting from such occupancy, use or control, and to leave such Primary Collateral or other assets or property in substantially the same condition as it was at the commencement of such occupancy, use or control and (iii) indemnify and hold harmless the Second Priority Secured Parties from and against any losses, claims, liabilities, costs or expenses directly or indirectly resulting from such occupancy, use or control or from any acts or omissions of the First Priority Secured Parties or their agents or representatives in connection therewith. Notwithstanding the foregoing, the Intercreditor Agreement also provides that in no event will the First Priority Secured Parties have any liability to the Second Priority Secured Parties as a result of any condition (including any environmental condition, claim or liability) on or with respect to the Primary Collateral existing prior to the date of the exercise by the First Priority Secured Parties of their rights under the provisions of the Intercreditor Agreement (except to the extent of any injury to any Person on the real property constituting Primary Collateral or damage to any Primary Collateral as a result of such condition that would not have occurred but for the exercise by the First Priority Secured Parties of their right of use as set forth in the provisions of the Intercreditor Agreement described in this paragraph), and the First Priority Secured Parties will have no duty or liability to maintain the Primary Collateral in a condition or manner better than that in which it was maintained prior to the use thereof by the First Priority Secured Parties, or for any diminution in the value of the Primary Collateral that results solely from ordinary wear and tear resulting from the use of the Primary Collateral by the First Priority Secured Parties in the manner and for the time periods specified in the Intercreditor Agreement.

        Postponement of Subrogation.    The Intercreditor Agreement also provides that the collateral agent has agreed that no payment or distribution to any First Priority Secured Party pursuant to the provisions of the Intercreditor Agreement entitles any Second Priority Secured Party to exercise any rights of subrogation in respect thereof until the First Lien Obligations shall have been paid in full in cash.

        Purchase Option.    The Intercreditor Agreement also provides that notwithstanding anything in the Intercreditor Agreement to the contrary, following the acceleration of the Indebtedness then outstanding under the First Priority Debt Documents, the Second Priority Secured Parties may, at their sole expense and effort, upon notice to the Company and the Credit Facility Agent, require the First Priority Secured Parties to transfer and assign to the Second Priority Secured Parties, without warranty or representation or recourse, all (but not less than all) of the First Lien Obligations; provided that (x) such assignment may not conflict with any law, rule or regulation or order of any court or other governmental authority having jurisdiction, and (y) the Second Priority Secured Parties shall have paid to the Credit Facility Agent, for the account of the First Priority Secured Parties, in immediately available funds, an amount equal to 100% of the principal of such Indebtedness plus all accrued and unpaid interest thereon plus all accrued and unpaid fees (other than any fees that become due as a result of the prepayment the loans and other advances under, or early termination of, the First Priority Debt Documents plus all the other First Lien Obligations then outstanding (which will include, with respect to (i) the aggregate face amount of the letters of credit outstanding under the First Priority Debt Documents, an amount in cash equal to 103% thereof, and (ii) each interest rate hedging, cap, collar, swap or other similar agreements that evidence any First Lien Obligations, 100% of the aggregate amount of such First Lien Obligations, after giving effect to any netting arrangements, that the Company or the applicable Guarantor as the case may be, would be required to pay if such interest rate hedging, cap, collar, swap or other similar agreements were terminated at such time). In order to effectuate the foregoing, the Credit Facility Agent will calculate, upon the written request of the Holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class, the amount in cash that would be necessary to so purchase the First Lien Obligations. If the right set forth in this paragraph is exercised, the parties will agree to endeavor to close promptly thereafter but in any event within ten business days of the request set forth in the first sentence of this paragraph. If the Second Priority Secured Parties exercise the right set forth in this paragraph, it will be exercised pursuant to documentation mutually acceptable to each of the Credit Facility Agent and the Holders holding a majority in aggregate principal amount of the notes then outstanding.

Optional Redemption

        The Company may, at its option, on any one or more occasions redeem all or a part of the notes upon not less than 30 days' nor more than 60 days' prior notice to the trustee, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to (but not including) the redemption date (subject to any installment of interest thereon, the maturity of which is on or prior to the redemption date, being payable to Holders of record at the close of business on the relevant record date referred to in the notes), if redeemed during the twelve-month period beginning on March 15 of the years set forth below:

Year	Percentage
2010	105%
2011	104%
2012	103%
2013	102%
2014	101%

        Selection and Notice.    If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

          (1)   if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

          (2)   if the notes are not listed on any national securities exchange, on a pro rata basis.

        Notes and portions of notes selected for redemption will be in principal amounts of $2,000 and integral multiples of $1,000 in excess thereof, except that (i) if all of the notes of a Holder are to be redeemed, the entire outstanding principal amount of notes held by such Holder, even if not a multiple of $1,000, shall be redeemed, subject in the case of global notes, to the procedures of DTC; and (ii) in any event the unredeemed portion of notes redeemed in part shall be in a principal amount of at least $2,000.

        Notices of redemption shall be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be subject to any conditions precedent or otherwise conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase the notes as described under "—Asset Repurchase Offers," "—Repurchase Upon Change of Control," "—Event of Loss" and "—Certain Covenants—Asset Sales." The Company or its affiliates may at any time and from time to time acquire the notes by means other than redemption, including by tender offer, open market purchases, negotiated transactions or otherwise.

Repurchase upon Change of Control

        If a Change of Control occurs, each Holder will have the right to require the Company to repurchase all or any part of such Holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. Unless all of such Holder's notes are to be repurchased, the purchased portion of such Holder's notes must be equal in principal amount to $2,000 or an integral multiple of $1,000 in excess of $2,000, and in any event, any unpurchased portion of such Holder's notes must be in a principal amount of at least $2,000. In the Change of Control Offer, the Company will offer (a "Change of Control Offer") a payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of repurchase (the "Change of Control Payment Date"). Within 30 days following any Change of Control, the Company will or will cause the trustee to mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offer to purchase all of the notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

          (1)   accept for repurchase all notes or portions of notes properly tendered and not validly withdrawn pursuant to the Change of Control Offer;

          (2)   deposit with the paying agent an amount sufficient to pay the repurchase price plus accrued interest, if any, in respect of all notes or portions of notes properly tendered and not validly withdrawn; and

          (3)   deliver or cause to be delivered to the trustee the notes properly accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

        The paying agent will promptly mail or wire transfer to each Holder of the notes properly tendered and so accepted the repurchase price for such notes, and the trustee will promptly authenticate and deliver to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that such unpurchased portion, if any, be in a principal amount of at least $2,000. Any note so accepted for repurchase will cease to accrue interest on and after the Change of Control Payment Date. The Company will publicly announce the results of the Change of Control Offer on or as soon as reasonably practicable after the Change of Control Payment Date.

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control are applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders to require that the Company repurchase the notes in the event of a takeover, recapitalization or similar transaction.

        Notwithstanding the above, the Company is not required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) a notice with respect to redemption of all of the notes has been given pursuant to the indenture as described above under "—Optional Redemption" at any time before the Change of Control Payment Date and the Company redeems the notes in accordance with such notice.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under the laws of the State of New York (which is the governing law of the indenture). Accordingly, the ability of a Holder to require the Company to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Repurchase Offers

        When the aggregate amount of the sum of all "Excess Asset Sale Proceeds" from Asset Sales as described below under "—Certain Covenants—Asset Sales" and "Excess Loss Proceeds" from Events of Loss as described below under "—Certain Covenants—Event of Loss" (collectively, "Excess Proceeds") exceeds $5,000,000 (the date of such occurrence, the "Offer Trigger Date"), the Company will make an offer (the "Repurchase Offer") within 30 days of the Offer Trigger Date to all Holders to repurchase the maximum principal amount of notes that may be repurchased out of all such Excess Proceeds. The offer price in any Repurchase Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of repurchase (the "Repurchase Offer Payment Date") (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), and will be payable in cash. Upon completion of each Repurchase Offer, the amount of Excess Proceeds will be reset at zero.

        All Excess Proceeds will, pending their application in accordance with this covenant or the release thereof in accordance with the provisions described under "—Collateral—Release of Note Liens," (i) to the extent constituting Collateral Monies, be held as Collateral Monies in the Collateral Account or (ii) to the extent not constituting Collateral Monies, be invested in Cash Equivalents or applied to temporarily reduce revolving Indebtedness.

        Within 30 days following the Offer Trigger Date, the Company will or will cause the trustee to mail a notice to each Holder containing all instructions and materials necessary to enable such Holder to tender notes pursuant to the Repurchase Offer and offer to purchase the notes on the Repurchase Offer Payment Date, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to a Repurchase Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of the indenture, the Company will comply with such securities laws and regulations and shall not be deemed to have breached its obligations under the indenture by virtue thereof.

        On the Repurchase Offer Payment Date, the Company will, to the extent lawful:

          (1)   accept for repurchase all notes or portions of notes properly tendered and not withdrawn pursuant to the Repurchase Offer, up to the maximum principal amount of notes that may be repurchased out of such Excess Proceeds;

          (2)   deposit with the paying agent an amount sufficient to pay the repurchase price plus accrued interest, if any, of all notes or portions of notes so properly tendered; and

          (3)   deliver or cause to be delivered to the trustee the notes so properly accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes being repurchased by the Company.

        If the aggregate principal amount of notes surrendered by Holders exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered notes (with such adjustments as may be deemed appropriate by the trustee so that only notes in principal amounts of $2,000, or integral multiples of $1,000 in excess of $2,000, shall be purchased, except that (i) if all of the notes of a Holder are to be purchased, the entire outstanding principal amount of notes held by such Holder, even if not a multiple of $1,000, may be purchased, subject, in the case of Global Notes, to the procedures of DTC and (ii) in any event the unpurchased portion of notes of any Holder purchased in part shall be in a principal amount of at least $2,000).

        The paying agent will promptly mail or pay by wire transfer to the Holders of the notes properly tendered and so accepted the repurchase price for such notes and the trustee will promptly authenticate and deliver to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that the unpurchased portion of notes of any Holder whose notes are purchased in part shall be in a principal amount of at least $2,000. Any note so accepted for repurchase will cease to accrue interest on and after the Repurchase Offer Payment Date. Any notes not so accepted shall be promptly mailed to the Holders thereof.

        The Company will publicly announce the results of the Repurchase Offer on or as soon as reasonably practicable after the Repurchase Offer Payment Date. Any amounts remaining after the repurchase of notes pursuant to a Repurchase Offer (including as a result of the limitations specified herein on the denominations of purchased and unpurchased notes of any Holder) will be returned to the Company by the trustee. The Company may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture; provided that any remaining Excess Proceeds shall remain subject to the Note Lien.

        The ABL Facility contains, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control, Event of Loss or an Asset Sale. The exercise by the Holders of their right to require the Company to purchase the notes upon a Change of Control, an Asset Sale or an Event of Loss could cause a default under these other agreements, even if the Change of Control, Asset Sale or Event of Loss itself does not, due to the financial effect of such repurchases on the Company. In addition, the ability of the Company to pay cash to the Holders upon a repurchase may be limited by then existing financial resources of the Company.

Certain Covenants

        The indenture contains, among others, the following covenants:

  Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution on account of its or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other dividends, payments or distributions payable to the Company or another Restricted Subsidiary of the Company);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company other than those Equity Interests owned by the Company or any Restricted Subsidiary of the Company;

          (3)   make any payment on or with respect to, or purchase, redeem, repurchase, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is contractually subordinated in right of payment to the notes or any Note Guarantee (excluding any Intercompany Debt between or among the Company and any of the Guarantors), except a payment of interest or principal at the Stated Maturity thereof; or

          (4)   make any Restricted Investment

        (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (1)   no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

          (2)   the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under "—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests;" and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5) and (6) of the next succeeding paragraph), is less than the sum, without duplication, of:

            (a)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

            (b)   100% of the aggregate net proceeds, including cash and the Fair Market Value of the property other than cash, received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); provided, however, that the Company may not include the net cash proceeds to the extent that any such common equity capital or Equity Interests are repurchased, redeemed or otherwise acquired or retired pursuant to clauses (2) and (5) of the next succeeding paragraph of this covenant, plus

            (c)   to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of the Restricted Investment, plus

            (d)   to the extent that any of Unrestricted Subsidiary of the Company designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (A) the Fair Market Value of the Company's Investment in such Subsidiary as of the date of such redesignation, (B) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date, plus

            (e)   50% of any dividends or distributions received by the Company or a Wholly-Owned Restricted Subsidiary of the Company that is a Guarantor after the Issue Date from an Unrestricted Subsidiary of the Company, to the extent that such dividends or distributions were not otherwise included in Consolidated Net Income of the Company for such period.

        In the case of clause (3)(b) above, any net cash proceeds from issuances and sales of Capital Stock of the Company financed directly or indirectly using funds borrowed from the Company or any Subsidiary of the Company, shall be excluded until and to the extent such borrowing is repaid.

        The preceding provisions will not prohibit:

          (1)   the payment, by the Company or any Restricted Subsidiary, of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of the indenture;

          (2)   so long as no Default has occurred and is continuing or would result therefrom, the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(ii) of the preceding paragraph;

          (3)   so long as no Default has occurred and is continuing or would result therefrom, the making of any payment on or with respect to, or the defeasance, redemption, repurchase, retirement or other acquisition or retirement for value of, Indebtedness of the Company or any Restricted Subsidiary that is contractually subordinated in right of payment to the notes or to any Note Guarantee with, in exchange for, by conversion into or out of the net cash proceeds from a substantially concurrent incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

          (4)   the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

          (5)   so long as no Default has occurred and is continuing or would result therefrom, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director, employee or consultant of the Company or any of its Restricted Subsidiaries at no more than Fair Market Value; provided that (x) the excess of (i) the aggregate price paid after the Issue Date for all such repurchased, redeemed, acquired or retired Equity Interests over (ii) the aggregate net cash proceeds received by the Company after the Issue Date from such Persons from the issuance of or equity contributions with respect to Equity Interests of the Company pursuant to any equity subscription agreement, stock option agreement, shareholders' or members' agreement or similar agreement, plan or arrangement may not exceed $5,000,000 and (y) the excess of (i) the aggregate price paid after the Issue Date in any calendar year for such Equity Interests over (ii) the aggregate such net cash proceeds so received by the Company in such calendar year may not exceed $1,000,000 in the aggregate; provided further that the amount of any such net cash proceeds that are utilized for such Restricted Payment will be excluded from clause (3)(ii) of the preceding paragraph;

          (6)   the repurchase of Equity Interests deemed to occur upon the cashless exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options; provided, that no proceeds in respect of the issuance of such Equity Interests shall be deemed to have been received for the purposes of clause (3)(ii) of the preceding paragraph;

          (7)   so long as no Default has occurred and is continuing or would result therefrom, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test described below under "—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests;"

          (8)   so long as no Default has occurred and is continuing or would result therefrom, the making of any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (8) since the Issue Date, does not exceed $5,000,000;

          (9)   the repurchase or redemption of preferred stock purchase rights issued in connection with any stockholders rights plan of the Company at an amount not to exceed $0.01 per right or $100,000 in the aggregate; and

          (10) the making of any distributions required to be made by the Company on or after the Issue Date pursuant to the Plan and the Confirmation Order.

        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company, whose resolution with respect thereto will be delivered to the trustee. In the case of a determination of Fair Market Value in excess of $10.0 million, such Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of recognized national standing. In determining whether any Restricted Payment is permitted by the covenant described above, the Company may allocate all or any portion of such Restricted Payment among the categories described in clauses (1) through (10) of the immediately preceding paragraph or among such categories and the types of Restricted Payments described in the first paragraph under "—Restricted Payments" above; provided that at the time of such allocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the covenant described above.

Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness, and the Company will not issue any shares of Disqualified Stock or preferred stock or warrants, options or other rights to purchase Capital Stock ("Incentive Interests") and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock or any Incentive Interests; provided, however, that (x) the Company or any Guarantor may incur Indebtedness or the Company may issue Disqualified Stock or preferred stock, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such additional Indebtedness had been incurred or Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period and (y) the Company may issue Incentive Interests not constituting Indebtedness, Disqualified Stock or preferred stock that are granted subject to the Management Incentive Plan.

        The first paragraph of this covenant does not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (1)   Indebtedness incurred (a) prior to the ABL Facility Trigger Date under the ABL Facility in an aggregate principal amount not exceeding $23,000,000 at any time outstanding and (b) under the Credit Facilities (including the ABL Facility) in an aggregate principal amount not exceeding the Credit Facility Amount at any time outstanding and, in each case, any related Guarantees;

          (2)   Indebtedness represented by the notes issued on the Issue Date and Indebtedness represented by exchange notes offered hereby and, in each case, the related Note Guarantees;

          (3)   Indebtedness represented by the additional notes and the related Note Guarantees issued upon original issue on August 19, 2010 in the aggregate principal amount of $50,000,000, certain amendments to the Mortgages and related title policies having been effected as specified in the indenture prior to the original issuance thereof;

          (4)   the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (including Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations) incurred for the purpose of financing all or any part of the purchase price or cost of design, development, construction, installation or improvement of property (real or personal), plant or equipment used in a Permitted Business of the Company or such Restricted Subsidiary (including through the direct acquisition of such assets or the acquisition of Equity Interests of the Person owning such assets), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $5.0 million at any time outstanding;

          (5)   the incurrence by Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease or discharge, Indebtedness (other than Intercompany Debt) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) or (10) of this paragraph;

          (6)   the incurrence by the Company or any of its Restricted Subsidiaries of Intercompany Debt; provided, however, that:

            (a)   if the Company or any Guarantor is the obligor on such Intercompany Debt and the payee is not the Company or a Guarantor, such Intercompany Debt must be (i) permitted as a Permitted Investment described in clause (1)(b) of the definition thereof and (ii) expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

            (b)   (i) any subsequent issuance or transfer of Equity Interests that results in any such Intercompany Debt being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Intercompany Debt to a Person that is not any of the Company, a Guarantor or, in the case where the payor on such Intercompany Debt is not the Company or a Guarantor, any Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

          (7)   the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that if the issuer of such shares of Disqualified Stock or preferred stock is a Restricted Subsidiary of the Company that is not a Guarantor and the purchaser of such shares is the Company or a Guarantor, such Investment must be permitted as a Permitted Investment described in clause (1)(b) of the definition thereof and

            (a)   any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

            (b)   any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is not any of the Company, a Guarantor or, in the case where the issuer of such Disqualified Stock or preferred stock is not a Guarantor, any Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

          (8)   the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

          (9)   the Guarantee by the Company or any of the Guarantors of Indebtedness of the Company or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated in right of payment to the notes or a Note Guarantee, then such Guarantee shall be subordinated in right of payment to the same extent as the Indebtedness Guaranteed;

          (10) Indebtedness represented by PIK Notes issued on any Interest Payment Date pursuant to the indenture in payment of the portion of the aggregate installment of interest due and payable on any notes on such Interest Payment Date constituting the PIK Interest Amount with respect to such Interest Payment Date for such notes;

          (11) the incurrence by the Company or any Guarantor of Indebtedness to the extent that the net proceeds thereof are promptly (A) used to purchase notes tendered in connection with a Change of Control Offer pursuant to the indenture or (B) deposited to defease or to satisfy and discharge the notes pursuant to the indenture;

          (12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of standby and other letters of credit, bankers' acceptances, surety, performance, appeal or similar bonds, completion guarantees or similar instruments issued in the ordinary course and not supporting obligations for borrowed money, including in respect of workers' compensation claims and self-insurance obligations;

          (13) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds; provided, however, that such Indebtedness is extinguished within five (5) Business Days of incurrence;

          (14) Indebtedness represented by the Aurora West Kiewit Note issued on the Issue Date;

          (15) the incurrence of Indebtedness arising from agreements of the Company or a Guarantor providing indemnification, adjustment of purchase price, earn outs or similar obligations, in each case, incurred in connection with the disposition or acquisition of any business, assets or a Guarantor in accordance with the terms of the indenture, other than Indebtedness or guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Guarantor for the purpose of financing such acquisition, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $5.0 million; provided, however, in the case of any disposition, the maximum principal amount of such Indebtedness does not exceed the gross cash proceeds actually received by the Company or a Guarantor in connection with such disposition;

          (16) Guarantees in the ordinary course of business of the obligations not constituting Indebtedness of suppliers, customers, distributors, franchisers and licensees;

          (17) endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

          (18) to the extent constituting Indebtedness, indemnification obligations and other similar obligations (including advancement of expenses) of the Company or any of its Subsidiaries in favor of directors, officers, employees, consultants or agents of the Company or any of its Subsidiaries extended in the ordinary course of business in an aggregate principal amount not to exceed $1.0 million at any time outstanding;

          (19) Indebtedness owing to insurance companies (or another Person engaged at the direction of the Company or any of its Subsidiaries and any such insurance company) to finance insurance premiums incurred in the ordinary course of business in an aggregate principal amount not to exceed $2.0 million at any time outstanding; and

          (20) additional Indebtedness of the Company or any of its Restricted Subsidiaries (in addition to the Indebtedness under clauses (1) through (19) above) in an aggregate principal amount outstanding at any time, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (20), not to exceed $5.0 million.

        The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests" covenant, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness, Disqualified Stock or preferred stock or any portion thereof on the date of its incurrence or issuance, and will only be required to include the amount and, type of such Indebtedness, Disqualified Stock or preferred stock in one of the above clauses or as having been incurred or issued pursuant to the first paragraph of this covenant, although the Company may divide and classify an item of Indebtedness, Disqualified Stock or preferred stock in one or more of the categories of Permitted Debt described in such clauses or as having been incurred or issued pursuant to the first paragraph of this covenant and may later reclassify all or a portion of such item of Indebtedness, Disqualified Stock or preferred stock, in any manner that complies with this covenant. The accrual of interest or dividends, the accretion of accreted value or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case (other than preferred stock that is not Disqualified Stock), that the amount of any such accrual, accretion or amortization or payment (without duplication) is included in Fixed Charges of the Company as accrued, accreted or amortized or paid. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        The amount of any Indebtedness outstanding as of any date will be:

          (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

          (2)   the principal amount of the Indebtedness, in the case of any other Indebtedness; and

          (3)   in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

            (A)  the Fair Market Value of such asset at the date of determination, and

            (B)  the amount of such Indebtedness of the other Person.

        Notwithstanding the foregoing, for purposes of determining any particular principal amount of Indebtedness under this covenant, the principal amount of Indebtedness deemed to arise from a Guarantee of, or obligations with respect to letters of credit supporting, or as a result of a Lien on property securing, the principal amount of any Indebtedness otherwise included in the determination of such particular principal amount shall not be included.

  Event of Loss

        In the event of an Event of Loss, the Company or the affected Guarantor, as the case may be, may apply the Net Loss Proceeds from such Event of Loss, with no concurrent obligation to offer to purchase any of the notes, to:

  a)
  the rebuilding, repair, replacement or construction of improvements to the assets subject to such Event of Loss so long as the rebuilt, repaired or improved property or replacement property constitutes Additional Assets (provided that (x) such Additional Assets shall be limited to only Additional Assets that no later than the completion of such rebuilding, repair or improvement or the acquisition of such replacement have become Primary Collateral; (y) to the extent the assets subject to such Event of Loss constitute Specified Collateral, such Additional Assets shall be limited to only Additional Assets constituting Specified Assets that have become Specified Collateral; and (z) the provisions described under "—After-Acquired Property; Permitted Liens" have otherwise been complied with respect to such Additional Assets no later than the completion of such rebuilding, repair or improvement or the acquisition of such replacement);

  b)
  acquire Additional Assets (provided that (x) such Additional Assets shall be limited to only Additional Assets that simultaneously with the acquisition thereof become Primary Collateral; (y) to the extent the assets subject to such Event of Loss constitute Specified Collateral, such Additional Assets shall be limited to only Additional Assets constituting Specified Assets that simultaneously with the acquisition thereof become Specified Collateral; and (z) such Additional Assets are not acquired until and unless the provisions described under "—After-Acquired Property; Permitted Liens" have otherwise been complied with respect to such Additional Assets); or

  c)
  a combination of the actions set forth in the foregoing clauses (a) and (b).

        With respect to any property or asset subject to an Event of Loss pursuant to clause (4) of the definition of "Event of Loss" that has a Fair Market Value (or replacement cost, if greater) in excess of $1,000,000, we (or the affected Guarantor, as the case may be), shall be required to receive consideration (i) at least equal to the Fair Market Value (as evidenced by a Board Resolution) of the assets subject to the Event of Loss and (ii) at least 75% of which is in the form of cash or Cash Equivalents.

        Unless and until any Net Loss Proceeds from an Event of Loss are finally applied as specified in the first sentence of this covenant or in accordance with the provisions of the indenture described above under "—Asset Repurchase Offers," we shall cause such Net Loss Proceeds to be held by the collateral agent as Collateral Monies in the Collateral Account.

        Any Net Loss Proceeds that are not applied as provided in the first sentence of this covenant within the later of (i) the date 30 days after the date the Company or the Restricted Subsidiary actually receives such Net Loss Proceeds and (ii) the date 270 days after the date of such Event of Loss will constitute "Excess Loss Proceeds" and thereupon will be subject to provisions of the indenture requiring the Company to make offers to repurchase the notes described under "—Asset Repurchase Offers" above.

  Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2)   at least 75% (or in the case of an Asset Sale of Specified Collateral, 100%) of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   solely in the case of any Asset Sale of assets other than Specified Collateral, any liabilities of the Company or any Restricted Subsidiary that would otherwise be required to be included on the Company's consolidated balance sheet (other than contingent liabilities and liabilities that are by their terms subordinated in right of payment to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

            (b)   solely in the case of any Asset Sale of assets other than Specified Collateral, any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days of the receipt thereof, to the extent of the cash or Cash Equivalents received in that conversion; and

            (c)   any Additional Assets (provided, that (x) if such Asset Sale constitutes a Primary Collateral Asset Sale, (A) to the extent the assets disposed of constitute Primary Collateral, this clause (c) shall be limited to only Additional Assets that simultaneously with the acquisition thereof will become Primary Collateral or (B) to the extent the assets disposed of constitute Specified Collateral, this clause (c) shall be limited to only Additional Assets constituting Specified Assets that simultaneously with the acquisition thereof will become Specified Collateral and (y) to the extent such Asset Sale includes any Note Collateral, such Asset Sale does not occur unless such Additional Assets become Note Collateral prior to or simultaneously with the acquisition thereof and until and unless the provisions described under "—After-Acquired Property; Permitted Liens" have otherwise been complied with respect to the Additional Assets being received as consideration for the Asset Sale of such Note Collateral); and

          (3)   if such Asset Sale involves the disposition of Secondary Collateral, the proceeds are applied in accordance with the Intercreditor Agreement to the extent required therein;

          (4)   in the event of a Primary Collateral Asset Sale, the Net Proceeds corresponding to the Primary Collateral sold shall be paid directly to the collateral agent for deposit into the Collateral Account which shall become part of the Primary Collateral and be subject to the Primary Collateral Lien in favor of the Holders and the trustee; and

          (5)   if such Asset Sale includes any issuance, sale or other disposition of any Equity Interests of any Restricted Subsidiary of the Company, (1) such Asset Sale is of all Equity Interests of such Restricted Subsidiary and (2) any Investment by the Company or any Restricted Subsidiary of the Company in such Person existing immediately after giving effect to such Asset Sale would have been permitted to be made pursuant to the provisions described above under "—Certain Covenants—Restricted Payments" if made at such time.

        In the case of any Asset Sale (other than a Primary Collateral Assets Sale) clauses (1) and (2) above need not be satisfied (I) to the extent the Notes Collateral to be released consists solely of Secondary Collateral with respect to which the required lenders under the ABL Facility have given their consent and authorized the release of same or to the extent the Secondary Collateral to be released is disposed of by such Credit Facility Agent on behalf of the lenders in connection with the exercise of rights or remedies under the ABL Facility, in each case so long as (x) the collateral agent is required to release its lien thereon pursuant to the terms of the Intercreditor Agreement and (y) the proceeds therefrom are applied in accordance with the Intercreditor Agreement or (II) to the extent such Asset Sale results from the loss, destruction, damage, condemnation, confiscation, requisition, seizure, forfeiture or taking of title to or use of Secondary Collateral.

        The 75% requirement referred to in clause (2) above will not apply to any Asset Sale that is not a Primary Collateral Asset Sale if the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with subclauses (a), (b) and (c) above, is equal to or greater than what the after-tax proceeds would have been had that Asset Sale complied with the aforementioned 75% limitation.

        Within 270 days after the date the Company or a Restricted Subsidiary of the Company actually receives any Net Proceeds from an Asset Sale, the Company may, or may cause the applicable Restricted Subsidiary to apply those Net Proceeds, at its option:

          (1)   to acquire Additional Assets (provided that (x) if such Asset Sale constitutes a Primary Collateral Asset Sale, (A) to the extent the assets disposed of constitute Primary Collateral, such Additional Assets shall be limited to only Additional Assets that simultaneously with the acquisition thereof become Primary Collateral or (B) to the extent the assets disposed of constitute Specified Collateral, such Additional Assets shall be limited to only Additional Assets constituting Specified Assets that simultaneously with the acquisition thereof become Specified Collateral and (y) to the extent the assets that were the subject of such Asset Sale includes any Note Collateral, such Additional Assets are not acquired unless such Additional Assets become Note Collateral prior to or simultaneously with the acquisition thereof and until and unless the provisions described under "—After-Acquired Property; Permitted Liens" have otherwise been complied with respect to such Additional Assets);

          (2)   solely in the case of Net Proceeds from any Asset Sale other than a Primary Collateral Asset Sale, to (A) satisfy all mandatory repayment obligations under any Credit Facilities secured by the assets disposed of that arise by reason of such Asset Sale or (B) make a capital expenditure; or;

          (3)   solely in the case of Net Proceeds from any Asset Sale other than a Primary Collateral Asset Sale, to any combination of the actions set forth in the foregoing clauses (1) and (2).

        Unless and until any Net Proceeds from a Primary Collateral Asset Sale are finally applied as specified in the preceding paragraph or in accordance with the provisions of the indenture described above under "—Asset Repurchase Offers," the Company shall cause such Net Proceeds to be held by the collateral agent as Collateral Monies in the Collateral Account. Unless and until any Net Proceeds from an Asset Sale (other than a Primary Collateral Asset Sale) are finally applied as specified in the preceding paragraph or in accordance with the provisions of the indenture described above under "—Asset Repurchase Offers," the Company shall temporarily use such Net Proceeds to reduce revolving Indebtedness or invest such Net Proceeds in Cash Equivalents.

        Any Net Proceeds from Asset Sales that are not applied as provided in the second preceding paragraph within 270 days after the date the Company or such Restricted Subsidiary actually receives such Net Proceeds will constitute "Excess Asset Sale Proceeds" and thereupon will be subject to provisions of the indenture requiring the Company to make offers to repurchase the notes described under "—Asset Repurchase Offers" above.

  Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, that constitute (a) Note Collateral, other than Permitted Collateral Liens, or (b) any asset (other than Note Collateral), other than Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (a)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (b)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (c)   transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions do not apply to encumbrances or restrictions existing under or by reason of:

          (1)   the ABL Facility as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such agreement; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not, in the good faith judgment of the Company's Board of Directors, materially less favorable, taken as a whole, to the Holders than those contained in that agreement on the Issue Date;

          (2)   the indenture, the notes, the Note Guarantees and the Collateral Documents;

          (3)   applicable law, rule, regulation, order, approval, license, permit or similar restriction;

          (4)   (a) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred; and (b) any amendment, modification, renewal, replacement or refinancing thereof; provided, however, that the encumbrances or restrictions in any such amendment, modification, renewal, replacement or refinancing are not, in the good faith judgment of the Company's Board of Directors, materially less favorable, taken as a whole, to the Holders than such encumbrances or restrictions prior to such amendment, modification, renewal, replacement or refinancing;

          (5)   customary non-assignment or sub-letting provisions in contracts, leases and licenses entered into in the ordinary course of business;

          (6)   any agreement for the sale or other disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary that restricts distributions, loans or transfers by that Restricted Subsidiary pending the sale or other disposition;

          (7)   Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not, in the good faith judgment of the Company's Board of Directors, materially less favorable, taken as a whole, to the Holders than those contained in the agreements governing the Indebtedness being refinanced, extended, renewed, refunded, refinanced, replaced, defeased or discharged;

          (8)   Liens permitted to be incurred under the provisions of the covenant described above under "—Certain Covenants—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

          (9)   provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, limited liability company organizational documents, sale-leaseback agreements, stock sale agreements, stockholder agreements and other similar agreements entered into with the approval of the Company's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

          (10) restrictions on cash or other deposits or net worth imposed by suppliers, landlords or customers or required by insurance, surety or bonding companies, in each case under contracts entered into in the ordinary course of business; and

          (11) other Indebtedness or Disqualified Stock, preferred stock or Incentive Stock of Restricted Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests;" provided that the encumbrances or restrictions imposed thereby are ordinary and customary with respect to the type of Indebtedness incurred.

  Merger, Consolidation or Sale of Assets

        The Company shall not, directly or indirectly, (1) consolidate or merge with or into another Person (whether or not the Company is the surviving entity); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

          (1)   either (a) the Company is the surviving entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States of America, any state of the United States of America or the District of Columbia;

          (2)   the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and any Collateral Documents to which the Company is a party pursuant to a supplemental indenture in form reasonably satisfactory to the trustee and in connection therewith shall execute and deliver such other agreements, cause such instruments and Uniform Commercial Code financing statements to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to continue the validity and enforceability, and perfect or continue the perfection, of the Note Lien created under the Collateral Documents on the Note Collateral owned by or transferred to such Person;

          (3)   immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

          (4)   the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period:

            (a)   have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

            (b)   be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests;" and

          (5)   the Company shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that the consummation of such consolidation, merger, sale, assignment, transfer, conveyance or other disposition and, if such an assumption is required in connection with such transaction, such assumption, complies with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

        The indenture provides that upon any consolidation or merger or any disposition of all or substantially all of the properties and assets of the Company in accordance with the foregoing in which the Company is not surviving or the continuing Person, the successor Person formed by such consolidation or into which the Company is merged or to which such disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture and the notes with the same effect as if such surviving entity had been named as such (so that from and after the date of such consolidation, merger or disposition, the provisions of the indenture referring to the "Company" shall refer instead to such Person and not to the Company) and will succeed to, and be substituted for, and may exercise every right and power of, the Company under the notes, the indenture and the Collateral Documents. Upon such substitution, except in the case of a sale, assignment, transfer, conveyance or other disposition of less than all the properties and assets of the Company and its Restricted Subsidiaries, taken as a whole, the predecessor Company shall be released from its obligations under the notes, the indenture and the Collateral Documents. The trustee shall enter into a supplemental indenture to evidence the succession and substitution of such Person and such discharge and release of the Company.

        The conditions set forth in clause (4) of the first paragraph of this "Merger, Consolidation or Sale of Assets" covenant will not apply to:

          (1)   a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another; or

          (2)   any merger, consolidation, sale, assignment, transfer, conveyance or other disposition of properties and assets, solely between or among the Company and one or more of its Restricted Subsidiaries that are Guarantors.

        The Company shall not, directly or indirectly, lease all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any other Person.

  Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company or any Restricted Subsidiary (each, an "Affiliate Transaction"), unless:

          (1)   the Affiliate Transaction is on terms no less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary on an arm's length basis with an unrelated Person; and

          (2)   the Company obtains and delivers to the trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of its Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of its Board of Directors; and

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm selected by the Company or such Restricted Subsidiary, as applicable, of recognized national standing with experience in appraising the terms and conditions of the type of transaction or series of related transactions for which such opinion is required.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   any employment agreement, collective bargaining agreement, employee benefit plan (including the Management Incentive Plan and any vacation plan, health and life insurance plan, deferred compensation plan, retirement or savings plan or stock option, stock ownership or similar plan), officer and director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, and the payment or issuance of securities pursuant to any such agreement, plan or arrangement;

          (2)   the payment of compensation (including awards or grants in cash, securities or other payments) for the personal services of, and expense reimbursement and indemnity provided on behalf of, officers, directors (including the payment of, or an agreement providing for the payment of, reasonable directors' fees), consultants and employees of the Company or any of its Restricted Subsidiaries, in each case in the ordinary course of business;

          (3)   to the extent permitted by applicable law, loans or advances to employees in the ordinary course of business for bona fide business purposes and not to exceed $250,000 in the aggregate at any time outstanding;

          (4)   transactions between or among the Company and/or its Restricted Subsidiaries;

          (5)   transactions pursuant to agreements or arrangements in effect on the Issue Date, or any amendment, modification or supplement thereto or replacement thereof, so long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not materially less favorable, taken as a whole, to the Holders of the notes than the original agreement or arrangement in existence on the Issue Date;

          (6)   any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company; and

          (7)   Restricted Payments that do not violate the provisions of the indenture described above under "—Certain Covenants—Restricted Payments".

  Business Activities

        The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses.

  Additional Note Guarantees

        If (a) the Company or any of its Restricted Subsidiaries acquires or creates or redesignates another Domestic Subsidiary that is not an Unrestricted Subsidiary after the Issue Date or (b) any Subsidiary of the Company that is not a Guarantor guarantees or otherwise becomes an obligor on any Indebtedness of the Company or any Guarantor, the Company shall cause that newly acquired or created Domestic Subsidiary that is not an Unrestricted Subsidiary or Subsidiary that is such an obligor, as applicable, to, within 10 Business Days after the date on which it was acquired or created or redesignated or becomes such an obligor, as applicable, (a) become a Guarantor and execute a Note Guarantee, a supplement to the Intercreditor Agreement and the Security Agreement and such other Collateral Documents as may be applicable; (b) cause such instruments and Uniform Commercial Code financing statements to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect the Note Lien created under the Security Agreement and such other Collateral Documents, if any, on the Specified Assets and other After-Acquired Property owned by such Subsidiary; and (c) deliver to the trustee an Opinion of Counsel reasonably satisfactory to the trustee addressed to the trustee and covering, among other things, the authorization, execution and delivery by such Subsidiary of such supplemental indenture and supplements to such Collateral Documents and the validity and enforceability against such Subsidiary of the indenture (including the Note Guarantee of such Subsidiary) and of such Collateral Documents and the perfection of the Note Liens purported to be created thereby.

  Designation of Restricted and Unrestricted Subsidiaries

        The relevant Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary or Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and, unless such Investment is a Permitted Investment, will reduce the amount available for Restricted Payments under the covenant described above under "—Certain Covenants—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The relevant Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under "—Certain Covenants—Restricted Payments". If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if:

  (a)
  such Indebtedness is permitted under the covenant described above under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

  (b)
  no Default or Event of Default would be in existence following such designation.

  Impairment of Security Interest

        Neither the Company nor any of its Restricted Subsidiaries will take or omit to take any action which would adversely affect or impair in any material respect the Note Liens in favor of the trustee with respect to the Note Collateral, except in the case where such Collateral constitutes Secondary Collateral, to the extent required or permitted under the Intercreditor Agreement. Neither the Company nor any Guarantor shall grant to any Person (other than the trustee), or permit any Person (other than the trustee), to retain any interest whatsoever in the Note Collateral other than Permitted Collateral Liens. Neither the Company nor any Guarantor will enter into any agreement that requires the proceeds received from any sale of Note Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the indenture, the notes and the Collateral Documents.

  Payments for Consent

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of any Indenture Document, the registration rights agreement with respect to which such Holder is a beneficiary or the Intercreditor Agreement unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports to Holders

        The indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish the Holders of the notes, with a copy to the trustee:

          (a)   all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any), and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

          (b)   all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports,

        in each case, within the time periods required for filing such forms and reports as specified in the SEC's rules and regulations.

        In addition, following the consummation of this exchange offer, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, if the Company is not subject to Section 13 or 15(d) of the Exchange Act, it will furnish to the Holders and to securities analysts and prospective purchasers of the notes designated by the a Holder, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        Delivery of such reports, information and documents to the trustee is for informational purposes only and the trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the trustee is entitled to rely exclusively on Officers' Certificates of the Company).

        The Company shall be deemed to have furnished any such information, report or other document to the Holders if the Company shall have made such information, report or other document available on the Electronic Data Gathering, Analysis and Retrieval System of the SEC (or any successor system) available at www.sec.gov or any successor SEC website for such filings or, if the Company is no longer required to file with the SEC, on the Company's website, in each case except with respect to the information required to be furnished under the last sentence of the second paragraph of this covenant.

  Limitation on Sale and Leaseback Transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that the Company or any Guarantor may enter into a Sale and Leaseback Transaction if:

          (a)   the Company or that Guarantor, as applicable, could have (1) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests" and (2) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under "—Certain Covenants—Liens;"

          (b)   the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of the Company and set forth in an Officers' Certificate of the Company delivered to the trustee, of the property that is the subject of that Sale and Leaseback Transaction; and

          (c)   the transfer of assets in that Sale and Leaseback Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under "—Certain Covenants—Asset Sales".

  Subordination of Intercompany Debt

        Each of the Guarantors and the Company will not, directly or indirectly, incur or suffer to exist any Intercompany Debt, unless such Intercompany Debt constitutes subordinated Indebtedness of the Company or such Guarantor, as applicable, owing such Intercompany Debt that is subject to the terms and provisions of the Subordination Agreement.

        Each of the Guarantors and the Company will not, directly or indirectly, without the prior written consent of Holders of a majority in aggregate principal amount of notes then outstanding voting as a single class, amend, waive or otherwise modify, or surrender any rights, or increase the obligations, of the Company or such Guarantor, respectively, under, the Subordination Agreement, the Management Incentive Plan (after the adoption of the Management Incentive Plan in accordance with the Plan), the Aurora West Kiewit Documents or the Indiana Port Lease Agreement (or any agreements entered into in accordance therewith), in each case, unless the terms of the Subordination Agreement, the Management Incentive Plan (after the adoption of the Management Incentive Plan in accordance with the Plan), the Aurora West Kiewit Documents or the Indiana Port Lease Agreement (or any such agreements entered into in accordance therewith), as applicable, as so amended, waived or modified, or the rights and obligations of the Company and the Guarantors established thereunder after giving effect to such surrender or increase, as applicable, are not materially less favorable to the Holders of the notes as those contained in the Subordination Agreement, the Management Incentive Plan (as adopted), the Aurora West Kiewit Documents or the Indiana Port Lease Agreement (or any such agreements entered into in accordance therewith), as applicable, immediately before such amendment, waiver, modification or as those rights and obligations established thereunder immediately before such surrender or increase, as applicable.

  After-Acquired Property

        If at any time the Company or any Guarantor acquires or otherwise owns any After-Acquired Property (but subject to the limitations, if applicable, specified in the indenture and other than any Excluded General Intangibles, Excluded Foreign Subsidiary Capital Stock and Excluded Trademark Applications), no later than the After-Acquired Property Required Date with respect to such After-Acquired Property (and subject to any provision hereof requiring any earlier action), the Company or such Guarantor will:

          (a)   cause a valid and enforceable and (except solely as to any Excluded Personal Property) perfected first priority Lien in or on such After-Acquired Property (subject only to Permitted Collateral Liens) to have vested in the collateral agent, as security for the Note Obligations; and

          (b)   except as to any Excluded Personal Property, have executed and delivered to the collateral agent the documents and certificates required by the indenture;

and thereupon all provisions of the indenture relating to the Note Collateral shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect.

  Further Assurances; Maintenance of Properties and Insurance

        Each of the Guarantors and the Company will, and the Company will cause each of its Restricted Subsidiaries to:

          (a)   promptly furnish to the collateral agent (for the benefit of the trustee and the Holders) from time to time, at the sole cost and expense of such Guarantor or the Company, respectively, all such agreements, instruments, statements and schedules further identifying and describing the property intended to be Note Collateral or the obligations intended to be secured by the Collateral Documents and such other reports in connection with the Note Collateral, in each case, as the trustee or Holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class may reasonably request by written notice delivered to the Company, all in such detail as the trustee or such Holders may reasonably request; and

          (b)   subject to the Intercreditor Agreement (solely with respect to Secondary Collateral), at any time and from time to time, at the sole cost and expense of such Guarantor or the Company, respectively, promptly and duly execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further notice filings, agreements, acts, deeds, conveyances, security agreements, mortgages, assignments, estoppel certificates, financing statements and continuations thereof, termination statements, notices of assignment, transfers, certificates, assurances and other instruments, and take such further actions, as the collateral agent or Holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class may reasonably request from time to time in order to (i) carry out more effectively the purposes of any Collateral Document, (ii) subject to the Liens created by any of the Collateral Documents any of the properties, rights or interests intended to be covered by any of the Collateral Documents, (iii) perfect and maintain the validity, perfection, enforceability and priority of any of the Collateral Documents and the Liens intended to be created thereby, or (iv) better assure, convey, grant, assign, transfer, preserve, protect and confirm to the collateral agent the rights granted or now or hereafter intended to be granted to the collateral agent under the Collateral Documents.

        Upon request of the collateral agent at any time after an Event of Default has occurred and is continuing, the Company and each of the Guarantors will, and the Company will cause each of its Restricted Subsidiaries to, (1) permit the collateral agent or any advisor, auditor, consultant, attorney or representative acting for the collateral agent, upon reasonable notice to the Company or such Guarantor or Restricted Subsidiary, as applicable, and during normal business hours, to visit and inspect the Company or any of the property of the Company or such Guarantor or such Restricted Subsidiary, as applicable, to review, make extracts from and copy the books and records of the Company or such Guarantor or Restricted Subsidiary, as applicable, relating to any such property, and to discuss any matter pertaining to any such property with the officers and employees of the Company or such Guarantor or Restricted Subsidiary, as applicable, and (2) deliver to the collateral agent such reports, including valuations, relating to any such property or any Lien thereon as the collateral agent may reasonably request. The Company will promptly reimburse the trustee and collateral agent for all costs and expenses incurred by the trustee or collateral agent in connection therewith, including all reasonable fees and charges of any advisors, auditors, consultants, attorneys or representatives acting for the trustee or for the collateral agent.

        The Company will, and will cause each of its Restricted Subsidiaries to, maintain its properties (including by the repair or replacement thereof) in good working order and condition (including by the repair or replacement thereof) in all material respects (subject to ordinary wear and tear); provided, however, that, subject to subject to the provisions described above under "—Certain Covenants—Impairment of Security Interest," nothing in this paragraph will prevent the Company or any of its Restricted Subsidiaries from discontinuing the operation and maintenance of any of its properties, or disposing of them, if such discontinuance or disposal is, in the good faith judgment of the Board of Directors of the Company, desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole.

        The Company will maintain insurance (including appropriate self-insurance) against loss or damage of the kinds that, in the good faith judgment of the Company, are adequate and appropriate for the conduct of the business of the Company and its Restricted Subsidiaries in a prudent manner, with reputable insurers or with the government of the United States of America or an agency or instrumentality thereof.

        The Company will, and will cause each of its Restricted Subsidiaries to, cause the collateral agent to be named as an additional insured and loss payee (as applicable) with respect to all insurance maintained by the Company or any Restricted Subsidiary thereof on the Note Collateral. The Company will, and will cause each of its Restricted Subsidiaries to, furnish to the collateral agent information relating to its property and liability insurance carriers consisting of (i) names of carriers, (ii) policy amounts, (iii) deductibles, (iv) such other information as is customarily contained in "binders" for such insurance and (v) such other information as may be reasonably requested by Holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class.

  Calculation of Original Issue Discount

        The Company will file with the trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on the notes as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be relevant under the Internal Revenue Code of 1986, as amended from time to time.

  Credit Rating for the Notes

        The Company will use its reasonable best efforts to obtain as soon as reasonably practicable after the Issue Date and thereafter to maintain at all times a credit rating for the notes from either S&P or Moody's (or, if at any time neither Moody's nor S&P shall be rating the notes for reasons outside of the control of the Company, from any other "nationally recognized statistical rating organization" (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) selected by the Company as a replacement agency), such efforts to include furnishing such statistical rating organization any and all documents, instruments, information and undertakings as may be requested by such statistical rating organization in respect of the notes.

Collateral Monies

        All Collateral Monies, including the Net Proceeds received in connection with a Primary Collateral Asset Sale, the Net Loss Proceeds required to be deposited with the collateral agent in connection with an Event of Loss and the net proceeds of issuance of any additional notes, will be held by the collateral agent as part of the Primary Collateral securing the notes. So long as no Default or Event of Default under the indenture shall have occurred and be continuing, Collateral Monies may:

          (a)   with respect to the Net Proceeds of Primary Collateral Asset Sales, be released as contemplated by the provisions of the indenture described above under "—Asset Repurchase Offers" and "—Certain Covenants—Asset Sales," subject to the conditions set forth in the indenture;

          (b)   with respect to Net Loss Proceeds, be released to repair or replace the relevant Primary Collateral as contemplated by the provisions of the indenture described above under "—Asset Repurchase Offers" and "—Certain Covenants—Event of Loss," subject to the conditions set forth in the indenture;

          (c)   at the Company's direction be applied by the collateral agent from time to time to the payment of the principal of, premium, if any, and interest on any notes at maturity or upon redemption or retirement, or to the purchase of notes upon tender or in the open market or otherwise, in each case, in compliance with the indenture;

          (d)   continue to be held by the collateral agent as part of the Primary Collateral securing the notes;

          (e)   with respect to the net proceeds of the issuance of additional notes, be released to acquire Additional Assets constituting Specified Assets that simultaneously with the acquisition thereof become Specified Collateral and such Additional Assets are not acquired until and unless the provisions of the indenture described above under "—After-Acquired Property; Permitted Liens" have been complied with respect to such Additional Assets, subject to the conditions set forth in the indenture; or

          (f)    solely with respect to Collateral Monies received by the collateral agent pursuant to clause (6) of the definition of "Collateral Monies," be applied as provided in the relevant provisions of the indenture or any Collateral Document applicable thereto.

        In accordance with the indenture, in August 2010, at the time the Company issued the $50,000,000 aggregate principal amount of additional notes pursuant to the indenture, the net proceeds of approximately $4.3 million from such issuance (consisting of approximately $51.9 million of gross proceeds from such issuance, net of $2.3 million in transaction costs and $45.3 million of funds applied to replenish the aggregate funds on hand of the Company and the Guarantors in a like amount that had been previously used by the Company or a Guarantor to pay the construction cost or purchase price of Additional Assets constituting real estate or equipment that were acquired by the Company and the Guarantors after the Issue Date and that had become Primary Collateral) were immediately deposited as "Collateral Monies" into the Collateral Account pending their use by the Company or any Guarantor to acquire Additional Assets that become Primary Collateral simultaneously with the acquisition thereof by the Company or such Guarantor, as applicable, or as otherwise specified in the preceding paragraph.

        Upon the occurrence and during the continuance of any Event of Default, the collateral agent will be entitled to apply any Collateral Monies to the payment of the principal of, premium if any, and interest on any notes or otherwise to cure any Event of Default under the indenture. Collateral Monies deposited with the collateral agent will be invested in cash or Cash Equivalents pursuant to the Company's direction and, so long as no Default or Event of Default shall have occurred and be continuing, the Company will be entitled to any interest or dividends accrued, earned or paid on such Cash Equivalents.

Events of Default and Remedies

        Each of the following is an "Event of Default" (whatever the reason for such Event of Default and whether it shall be involuntary or by operation of law):

          (1)   default for 30 consecutive days in the payment when due of interest on, the notes;

          (2)   default in payment when due of the principal of, or premium, if any, on the notes;

          (3)   default in the payment of principal of and interest on notes required to be repurchased pursuant to an offer to purchase as described under "—Change of Control," "—Asset Repurchase Offers," "—Certain Covenants—Event of Loss" and "—Certain Covenants—Asset Sales" above when due and payable;

          (4)   failure to perform or comply with any of the provisions described under "—Certain Covenants—Mergers, Consolidations or Sale of Assets" above;

          (5)   failure by the Company or any of its Restricted Subsidiaries to perform any other covenant or agreement in the Indenture Documents, and the default continues for a period of 60 consecutive days after written notice to the Company by the trustee or Holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class;

          (6)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary (or the payment of which is guaranteed by the Company or any of its Significant Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date of the indenture (but excluding Indebtedness owing to the Company or a Guarantor), if that default:

            (a)   is caused by a failure to pay any portion of the principal (or effect any cash collateralization of letters of credit when required) of such Indebtedness when due and payable after the expiration of the grace period provided in such Indebtedness (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its Stated Maturity (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company, such Significant Subsidiary or any Subsidiary in such group of Restricted Subsidiaries of notice of any such acceleration), and, in each case, the principal (or face) amount of any such Indebtedness so due and payable or that has been accelerated, together with the principal (or face) amount that is so due and payable or that has been accelerated of any other such Indebtedness under which there has been a Payment Default or the Stated Maturity of which has been so accelerated, aggregates $10.0 million or more;

          (7)   the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Restricted Subsidiaries, to the extent not covered or paid by insurance, in an amount in excess of $2.5 million which judgments are not paid, waived, satisfied, discharged or stayed for a period of 60 consecutive days after the date on which the right to appeal has expired;

          (8)   the denial or disaffirmation by the Company or any of its Restricted Subsidiaries, or any Person acting on behalf of any of them, in writing, of any material obligation of the Company or any of its Restricted Subsidiaries set forth in or arising under any Collateral Document (other than by reason of a release from such obligation or the Note Lien related thereto in accordance with the terms of the indenture and the Collateral Documents);

          (9)   certain events of bankruptcy, insolvency or reorganization described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

          (10) any Note Guarantee from a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, ceases to be in full force and effect or is declared null and void and unenforceable or is found to be invalid or a Guarantor denies in writing its liability under the Note Guarantee (other than by reason of a release of such Guarantor from the Note Guarantee in accordance with the terms of the Indenture Documents); and

          (11) except as a result of the release of any Lien in accordance with the terms of the indenture and the Collateral Documents, Lien purported to be created by any Collateral Document with respect to any Specified Collateral or with respect to any other Note Collateral (other than Specified Collateral) that, individually or in the aggregate, has a Fair Market Value in excess of $2.0 million (1) ceases to be in full force and effect, (2) ceases to give the collateral agent, for the benefit of the holders of the Note Obligations, the Liens, rights, powers and privileges purported to be created and granted thereby (including a perfected first priority security interest in and Lien on (subject only to Permitted Collateral Liens) all of the Note Collateral thereunder) in favor of the collateral agent, or (3) is asserted by the Company or any Guarantor not to be, a valid, perfected, first priority security interest in or Lien on (subject only to Permitted Collateral Liens) the Note Collateral covered thereby.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders holding at least 25% in aggregate principal amount of the then outstanding notes voting as a single class may declare all the notes to be due and payable immediately.

        In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) of the first paragraph of this section "—Events of Default and Remedies" has occurred and is continuing, such declaration of acceleration of the notes shall be automatically rescinded and annulled and such Event of Default under clause (6) shall be deemed not to have occurred or be continuing if both (a) either (x) the default giving rise to such Event of Default pursuant to clause (6) shall be remedied or cured pursuant to the terms of, or waived by the holders of, such Indebtedness or any consequent acceleration of such Indebtedness shall be rescinded, annulled or otherwise cured or (y) such Indebtedness shall have been discharged in full, in the case of clause (x) or (y), within 30 days after such declaration of acceleration of the notes with respect thereto and (b) (1) the rescission and annulment of such acceleration of the notes would not conflict with any judgment or decree and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of such acceleration of the notes, have been cured or waived.

        If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have been required to pay if the Company then had elected to redeem the notes pursuant to the provisions described above under "—Optional Redemption," an equivalent premium will also become and be immediately due and payable to the extent permitted by applicable law upon the acceleration of the notes.

        Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding notes voting as a single class may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

        Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the indenture or the notes unless:

          (1)   such Holder has previously given the trustee notice that an Event of Default is continuing;

          (2)   Holders holding at least 25% in aggregate principal amount of the then outstanding notes voting as a single class have requested the trustee to pursue the remedy;

          (3)   such Holder or Holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

          (5)   Holders holding a majority in aggregate principal amount of the outstanding notes voting as a single class have not given the trustee a direction inconsistent with such request within such 60-day period.

        The Holders holding a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the Holders holding all of the notes, rescind an acceleration or waive (including, without limitation, in connection with a purchase of, or tender offer or exchange offer for, notes) any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or the principal of, the notes.

        The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

        Notwithstanding any other provision of the indenture, the right of any Holder to receive payment of principal of, premium, if any, and interest on a note, on or after the respective due dates expressed in such note, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder; provided that a Holder shall not have the right to institute any such suit for the enforcement of payment if, and to the extent, the institution or prosecution thereof or the entry of judgment therein would, under applicable law, result in the surrender, impairment, waiver or loss of the Note Lien upon any Note Collateral.

        In addition to acceleration of maturity of the notes, if an Event of Default occurs and is continuing, the collateral agent will have the right to exercise such remedies with respect to the Note Collateral, such as foreclosure, as are available under the indenture, the Collateral Documents and at law, but subject (in the case of Secondary Collateral) to compliance with the Intercreditor Agreement.

No Personal Liability of Directors, Officers, Employees, Stockholders and Members

        No Affiliate, director, manager, officer, employee, incorporator, stockholder, member or holder of any Equity Interests in the Company, a Guarantor or the trustee or any direct or indirect parent of the Company, a Guarantor or the trustee, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture, the Note Guarantees or the Collateral Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the Note Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture Documents and the Intercreditor Agreement may be amended or supplemented with the consent of the Holders holding at least a majority in principal amount of the notes then outstanding voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the Indenture Documents or the Intercreditor Agreement may be waived with the consent of the Holders holding a majority in principal amount of the then outstanding notes voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of:

          (a)   each Holder affected, no amendment, supplement or waiver may (with respect to any notes held by a non-consenting Holder):

            (1)   reduce the principal amount of notes held by Holders whose holders must consent to an amendment, supplement or waiver;

            (2)   reduce the principal of or change the fixed maturity of any note or alter the provisions described above under "—Optional Redemption";

            (3)   reduce the rate of or change the time for payment of interest (including default interest) on any note;

            (4)   waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission and cancellation of acceleration of the notes and the consequences thereof by Holders holding at least a majority in aggregate principal amount of notes then outstanding voting as a single class and a waiver of the payment default that resulted from such acceleration as provided in the indenture);

            (5)   make any notes payable in currency other than that stated in the indenture;

            (6)   make any change in the provisions of the indenture relating to waivers of past Defaults (other than to add sections of the indenture subject thereto) or the rights of Holders to receive payments of principal of, or interest or premium, if any, on the notes when due and payable;

            (7)   amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control or make and consummate a Repurchase Offer or modify any of the provisions or definitions with respect thereto;

            (8)   release any Guarantor from any of its obligations under its Note Guarantee or the indenture or any Collateral Document, except in accordance with the terms of the indenture;

            (9)   contractually subordinate the notes or any Note Guarantee in right of payment to any other Indebtedness; or

            (10) make any change in the preceding amendment and waiver provisions; or

          (b)   the Holders holding at least 75% in aggregate principal amount of the outstanding notes voting as a single class, no such amendment, amendment and restatement or waiver may adversely change the priority of the Holders' Liens in the Note Collateral or release all or substantially all of the Note Collateral from the Liens created by the Collateral Documents except as specifically provided for in the indenture and the Collateral Documents.

        Notwithstanding the preceding, without the consent of any Holder, the Company, the Guarantors and the trustee may amend, supplement or otherwise modify the Indenture Documents or the Intercreditor Agreement:

          (1)   to cure any ambiguity, defect or inconsistency;

          (2)   to provide for uncertificated notes in addition to or in place of certificated notes;

          (3)   to provide for the assumption of the obligations of the Company or any Guarantor to Holders in the case of a merger or consolidation or sale of all or substantially all of its assets (and, if applicable, the discharge and release of the predecessor Company in accordance with the provisions described above under the second paragraph of the covenant "—Certain Covenants—Mergers, Consolidations or Sale of Assets");

          (4)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect in any material respect the legal rights of any such Holder under Indenture Documents or the Intercreditor Agreement;

          (5)   to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA;

          (6)   to add any additional assets to the Note Collateral;

          (7)   to add a Guarantor;

          (8)   to comply with the rules of any applicable securities depositary;

          (9)   to provide for a successor trustee or co-trustees in accordance with the terms of the indenture or to otherwise comply with any requirement of the indenture;

          (11) to provide for the issuance of the additional notes in accordance with the indenture;

          (12) to release a Guarantor from its Note Guarantee and the Collateral Documents as permitted and in accordance with the indenture;

          (13) to reflect the grant of Liens on the Note Collateral for the benefit of an additional secured party, to the extent that such Indebtedness and the Lien securing such Indebtedness is permitted by the terms of the indenture; or

          (14) to release Note Collateral from the Lien of the indenture and the Collateral Documents when permitted or required by the indenture or the Collateral Documents (including in the case where such Note Collateral constitutes Secondary Collateral, the Intercreditor Agreement).

        The consent of the Holders is not necessary under the indenture to approve the particular form of any proposed amendment, waiver or consent. It is sufficient if such consent approves the substance of the proposed amendment, waiver or consent.

Governing Law

        The indenture provides that it, the notes and the Note Guarantees and (except for Mortgages) the Collateral Documents are governed by, and construed in accordance with, the laws of the State of New York.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for:

          (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;

          (2)   the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

          (3)   the rights, powers, trust, duties and immunities of the trustee and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the trustee an Opinion of Counsel in the United States of America in form reasonably satisfactory to the trustee confirming that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company shall have delivered to the trustee an Opinion of Counsel in the United States of America reasonably acceptable to the trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit pursuant to clause (1) above (except such Default or Event of Default resulting from the failure to comply with "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests" or "—Certain Covenants—Liens" as a result of the borrowing of funds required to effect such deposit);

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach of, or constitute a default under any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company shall have delivered to the trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

          (7)   the Company shall have delivered to the trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and assuming that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally; and

          (8)   the Company shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        Upon a Legal Defeasance or Covenant Defeasance, each Guarantor will be released and relieved of any obligations under its Note Guarantee, and any security for the notes (other than funds deposited with the trustee in accordance with the terms of the indenture) will be released as described above under "—Collateral—Release of Note Liens."

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1)   either:

            (a)   all notes that have been authenticated and, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

            (b)   all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. government obligations, or a combination of cash in U.S. dollars and non-callable U.S. government obligations, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness (including all principal and interest) on the notes not delivered to the trustee for cancellation;

          (2)   the Company or any Guarantor has paid or caused to be paid all other sums payable by it under the indenture and the Collateral Documents;

          (3)   the Company has delivered irrevocable instruments to the trustee to apply the deposited money toward the payment of the notes at Stated Maturity or on the redemption date, as the case may be; and

          (4)   the Company has delivered to the trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

        Upon such a satisfaction and discharge of the indenture, each Guarantor will be released and relived of any obligations under its Note Guarantee, and any security for the notes (other than funds deposited with the trustee in accordance with the terms of the indenture) will be released as described above under "—Collateral—Release of Note Liens."

Concerning the Trustee

        If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must (i) eliminate such conflict within 90 days, (ii) apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the TIA) or (iii) resign. The Holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry Settlement and Clearance

The Global Notes

        The notes will be issued in one or more fully registered global notes (the "Global Notes"). Upon issuance, each of the Global Notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

        Ownership of beneficial interests in each Global Note will be limited to persons who have accounts with DTC ("DTC participants") or persons who hold interests through DTC participants. Beneficial interests in the Global Notes will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

        We expect that under procedures established by DTC:

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  upon deposit of each Global Note with DTC's custodian, DTC will credit portions of the principal amount of the Global Note to the accounts of the DTC participants; and

  •
  ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in any of the Global Notes).

        Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form ("Physical Notes") except in the limited circumstances described below. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

  Book-entry procedures for the Global Notes

        All interests in the Global Notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York State Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "clearing agency" registered under Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

        So long as DTC's nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the notes represented by that Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note:

  •
  will not be entitled to have notes represented by the Global Note registered in their names;

  •
  will not receive or be entitled to receive physical delivery of notes in certificated form; and

  •
  will not be considered the owners or "holders" of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

        As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

        Payments of principal, premium (if any) and interest with respect to the notes represented by a Global Note will be made by the trustee to DTC's nominee as the registered holder of the Global Note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

        Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a Global Note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, in accordance with the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC.

        Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

        DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the Global Notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Physical Notes

        Subject to the procedures of DTC, a Global Note is exchangeable for a Physical Note only if:

  •
  DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a "clearing agency" under the Exchange Act and, in either case, we fail to appoint a successor depositary within 90 days; or

  •
  a Default or Event of Default with respect to the notes has occurred and is continuing and the trustee has received a request from DTC.

Same Day Settlement and Payment

        We will make payments in respect of the notes represented by the Global Notes (including principal, interest and premium, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest and premium, if any, with respect to Physical Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to that holder's registered address.

        The notes represented by the Global Notes are expected to trade in DTC's Same Day Funds Settlement System, and any permitted secondary market trading activity in the notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Physical Notes will also be settled in immediately available funds.

        Because of time zone differences, credits of interests in the Global Notes received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a Global Note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "ABL Facility" means the Revolving Credit and Security Agreement, dated as of March 15, 2010, among the Company, the lenders party thereto, and PNC Bank, National Association, as administrative agent, as amended, restated, modified, increased, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of one or more series of notes, bonds or other debt securities and related indentures or similar agreements) in whole or in part from time to time, including any agreement increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder to the extent permitted under clause (1) of the definition of the term "Permitted Debt."

        "ABL Facility Lien Security Documents" means one or more security agreements, pledge agreements, collateral assignments, or other grants or transfers for security executed and delivered by the Company or any Guarantor creating a Lien upon assets constituting Secondary Collateral owned or to be acquired by the Company or such Guarantor in favor of any holder or holders of Credit Facility Obligations under the ABL Facility, or any administrative agent, agent or representative acting for any such holders, as security for any Credit Facility Obligations under the ABL Facility.

        "ABL Facility Trigger Date" means the date on which the Company delivers written notice to the trustee that clause (1)(a) of the definition of "Permitted Debt" will no longer be available for incurrence of any additional Indebtedness under the ABL Facility.

        "Additional Assets" means: (i) any property or assets (other than Indebtedness, Capital Stock, Excluded General Intangibles and Excluded Trademark Applications and other than any assets classified as current assets under GAAP) used or useful in a Permitted Business; or (ii) the Capital Stock of a Person that becomes a Wholly-Owned Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Guarantor; provided, however, that, in the case of this clause (ii), such Wholly-Owned Restricted Subsidiary is primarily engaged in a Permitted Business and becomes a Guarantor at or prior to consummation of such acquisition.

        "Additional Interest" has, with respect to any notes that are entitled to the benefits of a registration rights agreement, the meaning set forth in such registration rights agreement.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "After-Acquired Covered Property" means any After-Acquired Property other than real property acquired or owned by the Company or any Guarantor that, at the time the Company or such Guarantor acquires or first owns such After-Acquired Property, automatically becomes Note Collateral subject to valid and perfected first priority Note Liens (subject only to Permitted Collateral Liens) already created pursuant to then existing Collateral Documents.

        "After-Acquired Property" means, with respect to the Company or any Guarantor:

  (1)
  any property acquired by the Company or such Guarantor upon a transfer (including upon an Investment) from the Company or any other Guarantor of property that was Primary Collateral of the Company or such other Guarantor immediately prior to the transfer;

  (2)
  any Additional Assets acquired by the Company or such Guarantor that (pursuant to provisions of the indenture described under "—Certain Covenants—Asset Sales," "—Certain Covenants—Event of Loss," clause (e) of the first paragraph under "—Collateral Monies," the second paragraph under "—Collateral Monies" or pursuant to clause (2)(A)(i) or (3) of the definition of "Asset Sale" or clause (3) of the definition of "Permitted Investments") are to become Note Collateral prior to or simultaneously with the acquisition thereof (or, if such Additional Assets are acquired pursuant to clause (a) of the first paragraph of under "—Certain Covenants—Event of Loss," on or prior to the later of the date of completion of rebuilding, repair or improvement of such property or acquisition of replacement property referred to therein);

  (3)
  any property acquired by the Company or such Guarantor upon a transfer (including upon an Investment) from the Company or any other Guarantor of property that was Secondary Collateral of the Company or such other Guarantor immediately prior to the transfer;

  (4)
  any property or assets (other than property or assets already constituting Note Collateral) on which the Company or any Guarantor grants a Lien for the benefit of holders of Credit Facility Obligations; or

  (5)
  any Specified Assets or material other property that is acquired or otherwise owned by the Company or such Guarantor on or after the date of the indenture of a type that secures the Note Obligations.

        "After-Acquired Property Required Date" means, with respect to any After-Acquired Property acquired or owned by the Company or any Guarantor:

  (i)
  if such After-Acquired Property constitutes After-Acquired Specified Property, the date the Company or such Guarantor acquires or first owns such After-Acquired Specified Property (or, if such After-Acquired Specified Property is acquired pursuant to clause (a) of the first paragraph under "—Certain Covenants—Event of Loss," the later of the date of completion of rebuilding, repair or improvement of such property or acquisition of replacement property referred to therein);

  (ii)
  if such After-Acquired Property constitutes property or assets specified in clause (4) of the definition of "After-Acquired Property," the date on which the Lien referred to in such clause is granted for the benefit of holders of Credit Facility Obligations; or

  (iii)
  otherwise, the date 30 days after the Company or such Guarantor acquires or first owns such After-Acquired Property.

        "After-Acquired Specified Property" means any After-Acquired Property constituting property or Additional Assets specified in clause (1) or (2) of the definition of "After-Acquired Property."

        "Asset Sale" means:

  (1)
  the sale, lease, conveyance or other disposition of (including by way of any merger or consolidation and including any loss, destruction, damage, condemnation, confiscation, requisition, seizure, forfeiture or taking of title to or use of) any assets of the Company or any Restricted Subsidiary; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under "—Repurchase Upon Change of Control" or the provisions described above under "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the covenant described under "—Certain Covenants—Asset Sales;" and

  (2)
  the issuance of Equity Interests in any of the Company's Restricted Subsidiaries (other than directors' qualifying shares) or the sale or other disposition of Equity Interests in any of its Restricted Subsidiaries.

        Notwithstanding the preceding, none of the following will be deemed to be an Asset Sale:

  (1)
  any single transaction or series of related transactions that involves assets (other than assets constituting Specified Collateral) having a Fair Market Value of less than $5.0 million;

  (2)
  a transfer of assets (A) between or among (i) solely the Company and/or its Restricted Subsidiaries that are Guarantors so long as, to the extent such transfer includes any Note Collateral, such transfer does not occur unless such assets become Note Collateral of the transferee prior to or simultaneously with such transfer and until and unless the provisions of the indenture described under "—After-Acquired Property; Permitted Liens" (to the extent applicable to such transfer) have otherwise been complied with in respect of such Note Collateral or (ii) Restricted Subsidiaries that are not Guarantors or (B) by any Restricted Subsidiary that is not a Guarantor to the Company or a Guarantor;

  (3)
  an issuance of Equity Interests by (A) a Restricted Subsidiary of the Company that is a Guarantor solely to the Company or another Restricted Subsidiary that is a Guarantor so long as such issuance does not occur unless such Equity Interests become Note Collateral simultaneously with the issuance thereof and until and unless the provisions of the indenture described under "—Collateral—After-Acquired Property; Permitted Liens" (to the extent applicable to such issuance) have otherwise been complied with in respect of such Equity Interests or (B) a Restricted Subsidiary that is not a Guarantor solely to the Company or to another Restricted Subsidiary of the Company;

  (4)
  the sale, disposition or lease of inventory, products, services or accounts receivable (other than Specified Collateral) in the ordinary course of business;

  (5)
  any sale, abandonment or other disposition in the ordinary course of business of intellectual property or other assets (other than Specified Collateral) determined by the Company in its reasonable judgment to be damaged, worn-out, surplus, obsolete, permanently retired or no longer useful or economically practicable to maintain in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole;

  (6)
  the sale or other disposition of cash or Cash Equivalents;

  (7)
  a Restricted Payment of assets other than Specified Collateral that is not prohibited by the provisions of the indenture described under "—Certain Covenants—Restricted Payments" or a Permitted Investment of assets other than Specified Collateral;

  (8)
  the grant in the ordinary course of business of any non-exclusive license or sublicense of patents, trademarks, registrations therefor and other intellectual property;

  (9)
  the lease or sublease of other property or assets (other than Specified Collateral) in the ordinary course of business not involving any purchase option which does not materially interfere with the business of the Company and its Restricted Subsidiaries, taken as a whole (subject, in the case of any Note Collateral, to the Lien securing the Note Obligations);

  (10)
  to the extent allowable under Section 1031 of the Code (or comparable or successor provision), any exchange of property (other than Specified Collateral) for like property for use in any Permitted Business;

  (11)
  any Lien (or foreclosure thereon) securing Indebtedness to the extent such Lien is permitted by the provisions of the indenture described under "—Certain Covenants—Liens;"

  (12)
  an Event of Loss; and

  (13)
  any release of intangible claims or rights in connection with the loss or settlement of a bona fide lawsuit, dispute or other controversy.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

        "Aurora Facility" means that certain unfinished ethanol production facility of the Company located in Aurora, Nebraska.

        "Aurora West" means Aventine Renewable Energy—Aurora West, LLC, a Delaware limited liability company.

        "Aurora West Kiewit Documents" means the Aurora West Kiewit Note and the Aurora West Kiewit Mortgage.

        "Aurora West Kiewit Mortgage" means the first priority deed of trust granted on the Issue Date by the Company to Kiewit to secure the Aurora West Kiewit Note by Liens on the Aurora West Real Property, as the same may be amended, modified, renewed, restated or replaced, in whole or in part, from time to time in accordance with its terms and the terms of the indenture.

        "Aurora West Kiewit Note" means the note payable by Aurora West to Kiewit in the original principal amount of $5,251,808, as the same may be amended, restated or modified in accordance with its terms and the terms of the indenture.

        "Aurora West Real Property" means the real property in Aurora, Nebraska owned by the Company on the Issue Date and improvements and accessions to such property or proceeds or distributions thereof.

        "Backstop Purchasers" means Brigade Capital Management LLC, Nomura Corporate Research & Asset Management, Inc., Whitebox Advisors, Senator Investment Group LP, and SEACOR Capital Corporation, each as investment manager, for and on behalf of certain funds.

        "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§101 et seq.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time or only upon the occurrence of a subsequent condition.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

          (2)   with respect to a partnership, the board of directors or other governing body of the general partner of the partnership;

          (3)   with respect to a limited liability company, the board of directors or other governing body, and in the absence of same, the manager or board of managers or the managing member or members or any controlling committee of managing members thereof; and

          (4)   with respect to any other Person, the board or committee of such Person or other individual or entity serving a similar function.

        "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the trustee. Unless otherwise specified herein, each reference to a Board Resolution will refer to a Board Resolution of the Company.

        "Business Day" means a day that is not a Legal Holiday.

        "Calculation Date" means any date on which an event occurs that requires the calculation of the Fixed Charge Coverage Ratio.

        "Capital Lease Obligation" means, with respect to any Person, any obligation of such Person under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Indebtedness represented by such lease at the time any determination is to be made shall be the amount of the liability in respect of such lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity that is not a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) similar to corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

          (1)   cash in the form of United States of America dollars received in the ordinary course of business;

          (2)   securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

          (3)   dollar denominated time deposits, overnight deposits, demand deposits and certificates of deposit of any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a long-term unsecured debt rating of at least "A" or the equivalent thereof from S&P or "A2" or the equivalent thereof from Moody's with maturities of not more than one year from the date of acquisition;

          (4)   dollar denominated time deposits, overnight deposits, demand deposits and certificates of deposit of any bank not meeting the qualifications specified in clause (3) above with maturities of not more than one year from the date of acquisition; provided, that the aggregate amount of such deposits with such banks and outstanding at any time shall not exceed $100,000;

          (5)   repurchase obligations for underlying securities of the types described in clause (2) above entered into with any bank meeting the qualifications specified in clause (3) above;

          (6)   commercial paper issued by any Person incorporated in the United States of America, any state thereof or the District of Columbia rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's and in each case maturing not more than one year after the date of acquisition;

          (7)   marketable direct obligations issued by the District of Columbia or any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's;

          (8)   Investments in money market funds substantially all of whose assets are comprised of Cash Equivalents of the types described in clauses (2) through (7) above; and

          (9)   in the case of Investments by Foreign Subsidiaries, other short-term investments in accordance with normal investment practices for cash management of a type analogous to the foregoing.

        "Change of Control" means the occurrence of any of the following:

          (1)   any Person or Persons acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "group"), together with any Affiliates or related Persons thereof, other than any such Person, Persons, Affiliates or related Person who are Permitted Holders, is or becomes the "Beneficial Owner," directly or indirectly, of at least 35% of the voting power of the Company's outstanding Voting Stock, and the Permitted Holders own less than such Person or group (in performing the "own less than" comparison, the holdings of the Permitted Holders who are members of the new group shall not be counted in the shares held in the aggregate by Permitted Holders);

          (2)   any sale, lease or other transfer (other than by way of merger or consolidation), in one transaction or a series of related transactions, is made by the Company or any of its Restricted Subsidiaries of all or substantially all of the consolidated assets of the Company and the Restricted Subsidiaries, taken as a whole, to any Person;

          (3)   the Company consolidates with or merges with or into another Person or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which immediately after the consummation thereof Persons owning a majority of the Company's Voting Stock voting immediately prior to such consummation shall cease to own a majority of the Company's Voting Stock or, if the Company is not the surviving entity, a majority of the Voting Stock of such surviving entity;

          (4)   Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company; or

          (5)   the Company's stockholders approve any plan or proposal for the Company's liquidation or dissolution;

provided, however, that in no event shall the sale of the Company's common stock to an underwriter or group of underwriters in privity of contract with the Company (or any other Person in privity of contract with such underwriters) be deemed to be a Change of Control unless such common stock is held in an investment account, in which case the investment account would be treated without giving effect to the foregoing part of this proviso.

        "Change of Control Offer" has the meaning assigned to it in the indenture governing the notes.

        "Clearstream" means Clearstream Banking, société anonyme, and any successor thereto.

        "Collateral Account" means an account of the Company established at Wilmington Trust FSB and pledged as Primary Collateral to the collateral agent for the benefit of the trustee and the Holders and into which, among other things, (i) the Net Proceeds corresponding to the Primary Collateral sold in a Primary Collateral Asset Sale, (ii) the Net Loss Proceeds from an Event of Loss or (iii) the net proceeds from an issuance of additional notes are deposited in accordance with the provisions of the indenture described under "—Certain Covenants—Asset Sales," "—Certain Covenants—Event of Loss" or the second paragraph under "—Collateral Monies," respectively.

        "Collateral Documents" means, collectively, the Security Agreement, the Intercreditor Agreement and each Mortgage, in each case, as the same may be in force from time to time.

        "Collateral Monies" means all cash and Cash Equivalents received by the collateral agent:

          (1)   as Net Proceeds corresponding to the Primary Collateral sold in a Primary Collateral Asset Sale in accordance with the provisions of the indenture described under "—Certain Covenants—Asset Sales;"

          (2)   as Net Loss Proceeds from an Event of Loss in accordance with the provisions of the indenture described under "—Certain Covenants—Event of Loss;"

          (3)   pursuant to the Collateral Documents;

          (4)   as proceeds of any sale or other disposition of all or any part of the Primary Collateral by or on behalf of the collateral agent or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Primary Collateral pursuant to this indenture or any of the Collateral Documents or otherwise;

          (5)   as net proceeds from the issuance of any additional notes in accordance with the provisions of the indenture described under the second paragraph under "—Collateral Monies;" or

          (6)   other than pursuant to clauses (1), (2), (3), (4) or (5) above, for application as provided in the relevant provisions of the indenture or any Collateral Document.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus the sum of, without duplication:

          (1)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, if, and only to the extent that, such losses were deducted in computing such Consolidated Net Income; plus

          (2)   an amount equal to the provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, if, and only to the extent that, such provision for taxes was deducted in computing such Consolidated Net Income; plus

          (3)   an amount equal to the Fixed Charges of such Person and its Restricted Subsidiaries for such period, if, and only to the extent that, such Fixed Charges were deducted in computing such Consolidated Net Income; plus

          (4)   an amount equal to depreciation and amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period, if, and only to the extent that, such depreciation and amortization expenses were deducted in computing such Consolidated Net Income; plus

          (5)   non-cash items, if, and only to the extent that, such non-cash items were deducted in computing such Consolidated Net Income, other than any non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period;

in each case, on a consolidated basis and determined in accordance with GAAP.

        Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company that is not a Guarantor will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company or to a Guarantor by such Restricted Subsidiary without prior governmental approval that has not been obtained, and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the Net Income (but not loss) of any Person that is not a Restricted Subsidiary of the specified Person or that is accounted for by the equity method of accounting will be included only to the extent of the aggregate amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the specified Person;

          (2)   the Net Income of any Restricted Subsidiary of the Specified Person will be excluded only to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders or otherwise;

          (3)   the cumulative effect of a change in accounting principles will be excluded;

          (4)   any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any sale of assets outside the ordinary course of business of such Person or any of its Restricted Securities, (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or (c) the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries shall be excluded;

          (5)   any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss, shall be excluded;

          (6)   any charges related to restructuring, debt retirement, extinguishment of Hedging Obligations or facility closings shall be excluded;

          (7)   all non-cash expenses related to stock-based compensation plans or other non-cash compensation, including stock option non-cash expenses, shall be excluded;

          (8)   any non-cash impact as a result of the Company's adoption of fresh-start accounting in accordance with GAAP upon effectiveness of the Plan shall be excluded; and

          (9)   the calculation of Consolidated Net Income will not give effect to, without duplication, any deduction for (a) any increased amortization, depreciation or cost of sales resulting from the write-up of assets pursuant to Accounting Principles Board Opinion Nos. 16 and 17 or their respective successors under the Financial Accounting Standards Board's FASB Statement No. 168, "The FASB Accounting Standards Codification," and (b) any nonrecurring charges relating to any premium or penalty paid, write-off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity.

        "Consolidated Net Worth" means, with respect to any specified Person as of any date, the sum of:

          (1)   the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus

          (2)   the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

          (1)   was a member of such Board of Directors on the Issue Date (following consummation of the transactions contemplated by the Plan); or

          (2)   was elected to such Board of Directors with the approval of, or whose nomination for election was approved or ratified by, a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Credit Facilities" means one or more debt facilities (including the ABL Facility) or commercial paper facilities, in each case with banks or other institutional lenders, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), bankers' acceptances or letters of credit, including any related notes, guarantees, collateral documents, instruments and agreements executed and delivered in connection therewith, and, in each case, as amended, restated, modified, increased, renewed, refunded, replaced (whether upon termination or otherwise) or refinanced (including by means of sales of one or more series of notes, bonds or other debt securities and related indentures or similar agreements) in whole or in part from time to time; provided that the aggregate principal amount of Indebtedness outstanding at any time under all such Credit Facilities is permitted to be incurred at such time under clause (1) of the definition of "Permitted Debt."

        "Credit Facility Agent" means, at any time, the Person serving at such time as the "Agent," "Administrative Agent" or "collateral agent" under the applicable Credit Facility or any other representative of the lenders thereunder or any trustee or agent or representative of holders of Credit Facility Obligations then most recently designated by the terms of the Credit Facility, in a written notice delivered to the administrative agent, as the Credit Facility Agent for the purposes of the Intercreditor Agreement.

        "Credit Facility Amount" means (i) at any time prior to the ABL Facility Trigger Date, $37.0 million; or (ii) at any time on or after the ABL Facility Trigger Date, $60.0 million less the aggregate principal amount of Indebtedness incurred pursuant to clause (1)(a) of the definition of "Permitted Debt" that is outstanding at such time.

        "Credit Facility Lien" means, to the extent securing Credit Facility Obligations, a Lien on assets constituting Secondary Collateral granted to the Credit Facility Agent or any holder, or other administrative agent, agent, trustee or representative of holders, of Credit Facility Obligations as security for Credit Facility Obligations and subject to the Intercreditor Agreement.

        "Credit Facility Lien Documents" means the documentation relating to the Credit Facility Liens granted under any Credit Facility, including the ABL Facility, the ABL Facility Lien Security Documents, any related loans, guarantees, collateral documents, instruments and agreements executed in connection therewith and all other agreements governing, securing or relating to any Credit Facility Obligations.

        "Credit Facility Obligations" means Indebtedness arising under any Credit Facility and all other Obligations of the Company or any Guarantor under the Credit Facility Lien Documents.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock) or upon the happening of any event, (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise or (b) is or may become redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the Maturity Date. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale prior to the date that is 91 days after the Maturity Date will not constitute Disqualified Stock if the change of control or asset sale provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions of the indenture described under "—Repurchase Upon Change of Control," and "—Certain Covenants—Asset Sales," respectively, and provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under "—Repurchase Upon Change of Control." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company that either (1) was formed under the laws of the United States of America or any state of the United States of America or the District of Columbia or (2) does not conduct substantially all its operations outside the United States of America.

        "DTC" means The Depository Trust Company, its nominees and successors.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Euroclear" means Euroclear Bank S.A./N.V., as operator of the Euroclear system, and any successor thereto.

        "Event of Loss" means, with respect to any property or asset (tangible or intangible, real or personal) that constitutes Primary Collateral (including any of the Facilities), any of the following:

          (1)   any loss or destruction of or damage to such property or asset;

          (2)   any institution of any proceedings for the condemnation or seizure of, or for the exercise of any right of eminent domain with respect to, such property or asset;

          (3)   any actual condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or asset; or

          (4)   any settlement in lieu of clauses (2) or (3) above.

        "Excluded Assets" has the meaning assigned to that term above under "—Collateral."

        "Excluded Foreign Subsidiary Capital Stock" has the meaning assigned to that term above under "—Collateral."

        "Excluded General Intangibles" has the meaning assigned to that term above under "—Collateral."

        "Excluded Personal Property" means, with respect to the Company or any Guarantor, (i) Non-UCC Property of such Person which when combined with the Non-UCC Property of the Company and any other Guarantor, has a Fair Market Value not in excess of $250,000 in the aggregate for all such Persons and (ii) all Excluded Vehicles of such Person.

        "Excluded Trademark Applications" has the meaning assigned to that term above under "—Collateral."

        "Excluded Vehicles" means with respect to the Company or any Guarantor, Vehicles owned by such Person as of the Issue Date which when combined with the Vehicles owned by the Company and the Guarantors as of the Issue Date, have a Fair Market Value not in excess of $1,000,000 in the aggregate for the Company and all Guarantors.

        "Facilities" means the Company's ethanol production facilities and, in each case, all improvements thereto.

        "Fair Market Value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and unaffiliated willing buyer under no compulsion to buy in a transaction not involving distress or necessity of either party. "Fair Market Value" shall be determined, except as otherwise provided in the indenture, in good faith (a) by any Officer, if Fair Market Value is equal to or less than $5.0 million or (b) by the Board of Directors of the Company, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors, if Fair Market Value exceeds $5.0 million.

        "Fixed Charge Coverage Ratio" means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the applicable Calculation Date, then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of such preferred stock, and the use of the proceeds therefrom, as if the same had occurred on the first day of the applicable period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio for any period:

          (1)   acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations or as a result of a Permitted Investment and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during such period or subsequent to such period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of such period;

          (2)   the Consolidated Cash Flow of the specified Person and its Restricted Subsidiaries attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

          (3)   the Fixed Charges of the specified Person and its Restricted Subsidiaries attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

          (4)   any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such period;

          (5)   any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such period;

          (6)   if any Indebtedness of the specified Person and its Restricted Subsidiaries bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term until the earlier of the maturity of such Indebtedness or more than 12 months after the Calculation Date; and

          (7)   for purposes of making the computations referred to above, interest on any Indebtedness of the specified Person and its Restricted Subsidiaries under a revolving credit facility (to the extent not excluded from the calculation of the Fixed Charge Coverage Ratio due to the operation of the first parenthetical phrase of this definition) computed on a pro forma basis shall be computed based on the weighted average daily balance of such Indebtedness during such period.

        For purposes of this definition and the first paragraph of the provision under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests," whenever pro forma effect is to be given to any calculation, the pro forma calculations shall be determined in good faith by the chief financial officer of the Company. Any such pro forma calculations may include operating expense reductions (net of associated expenses) for such period resulting from the acquisition which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Rule 11-02 of Regulation S-X under the Securities Act or (b) have been realized or for which substantially all the steps necessary for realization have been taken or, at the time of determination, are reasonably expected to be taken with 90 days immediately following any such acquisition, including the execution, termination, renegotiation or modification of any contracts, the termination of any personnel or the closing of any facility, as applicable, provided that, in any case, such adjustments shall be (A) calculated on an annualized basis and (B) set forth in an Officers' Certificate signed by the Company's chief financial officer and another Officer which states in reasonable detail (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers' Certificate at the time of such execution and (iii) that such adjustment or adjustments and the plan or plans related thereto have been reviewed and approved by the Company's Board of Directors.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

          (2)   the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period to the extent the net income of such Restricted Subsidiary is included in the calculation of Net Income; plus

          (3)   any interest accruing on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

          (4)   the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company and (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

        "Foreign Subsidiary" means any Restricted Subsidiary that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles set forth in the Financial Accounting Standards Board's FASB Statement No. 168, "The FASB Accounting Standards Codification," the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession which are in effect from time to time.

        "Guarantee" means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business, direct or indirect, in any manner, including by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person (whether arising by virtue of partnership arrangements or by agreements to keep-well, to purchase assets, goods, securities or services or to maintain such other Person's financial condition or otherwise).

        "Guarantors" means:

          (1)   all of the Company's existing Restricted Subsidiaries that have executed and delivered the indenture as a guarantor; and

          (2)   any other Subsidiary of the Company that executes and delivers a Note Guarantee in accordance with the provisions of the indenture;

        and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

          (1)   interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate protection agreements, interest rate cap agreements, interest rate collar agreements, interest rate hedge agreements and other agreements (including any ISDA agreements) or arrangements designed to manage interest rates or interest rate risk;

          (2)   commodity swap agreements, commodity option agreements, forward contracts and other agreements (including any ISDA agreements) or arrangements designed to protect such Person against fluctuations in commodity prices or the prices of other raw materials used in its business; and

          (3)   foreign exchange contracts, currency swap agreements, futures contracts, currency options, synthetic caps and other agreements (including any ISDA agreements) or arrangements designed to protect such Person against fluctuations in currency exchange rates.

        "Holder" means the Person in whose name a note is registered on the registrar's books.

        "Indebtedness" means, with respect to any specified Person, at any date of determination (without duplication):

          (1)   any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

            (a)   in respect of borrowed money;

            (b)   evidenced by bonds, loans, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

            (c)   in respect of bankers' acceptances;

            (d)   representing Capital Lease Obligations; or

            (e)   representing any Hedging Obligations, and

          (2)   all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding (A) trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and (B) any deferred purchase price represented by earn outs customary for like transactions), if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes (a) such portion of the Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) as shall equal the lesser of (x) the Fair Market Value of such asset as of the date of determination and (y) the amount of such Indebtedness and (b) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Notwithstanding the foregoing, Indebtedness of the Company or any Restricted Subsidiary shall not include the pledge by the Company or such Restricted Subsidiary of, or a Guarantee thereof limited in recourse to, the Capital Stock of an Unrestricted Subsidiary to secure Non-Recourse Debt of such Unrestricted Subsidiary.

        "Indenture Documents" means, collectively, the indenture, the notes, and the Collateral Documents.

        "Indiana Port Lease Agreement" means the Lease Agreement, dated as of October 31, 2006, between the Indiana Port Lessor and the Indiana Port Lessee, as amended as of the Issue Date and as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time after the date hereof in accordance with its terms and the terms of the indenture.

        "Indiana Port Lease Collateral" means any inventory, equipment or fixtures of the Indiana Port Lessee that are (a) now or hereafter located on the Indiana Port Leased Premises or (b) at any time used in connection with the business of the Indiana Port Lessee carried out on the Indiana Port Leased Premises.

        "Indiana Port Leased Premises" means the real property leasehold interest leased by the Indiana Port Lessee from the Indiana Port Lessor pursuant to the Indiana Port Lease Agreement on which the Mt. Vernon Facility is located.

        "Indiana Port Lessee" means Aventine Renewable Energy—Mt Vernon, LLC, a Delaware limited liability company.

        "Indiana Port Lessor" means the Indiana Port Commission, a body corporate and politic existing under the laws of the State of Indiana, and its successors and assigns.

        "Intercompany Debt" means any Indebtedness owing by any of the Company or any of the Restricted Subsidiaries of the Company to the Company or any of the Restricted Subsidiaries of the Company.

        "Intercreditor Agreement" means the Intercreditor Agreement, dated the Issue Date, among the Company, each of its Subsidiaries party thereto from time to time, the Credit Facility Agent, as First Lien Collateral Agent (as defined therein), and the collateral agent, as Second Lien Collateral Agent (as defined therein), as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with its terms and the terms of the indenture, as described under the caption "—Intercreditor Agreement").

        "Interest Payment Date" means the stated maturity of an installment of interest on the notes.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), and purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities of such other Person together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company or such Restricted Subsidiary will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company's or the Restricted Subsidiary's Investments in such Restricted Subsidiary that were not sold or disposed of, if any, in an amount determined as provided in the last paragraph of the covenant described under "—Certain Covenants—Restricted Payments." The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the last paragraph of the covenant described under "—Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount or Fair Market Value of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

        "ISDA" means the International Swaps and Derivatives Association or any successor thereto.

        "Issue Date" means March 15, 2010.

        "Kiewit" means Kiewit Energy Company.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Management Incentive Plan" means the "Management Incentive Plan" as defined in the Plan, in the form first adopted by the New Board (as defined in the Plan) on or after the Issue Date in accordance with the Plan, as the same may be amended, modified, renewed, restated or replaced, in whole or in part, from time to time in accordance with its terms and the terms of the indenture (including the terms described under "—Certain Covenants—Subordination of Intercompany Debt").

        "Maturity" means, with respect to any note, the date on which the principal of such note becomes due and payable as provided therein or in the indenture, whether at the Maturity Date or by declaration of acceleration, call for redemption or otherwise.

        "Maturity Date" means March 15, 2015.

        "Moody's" means Moody's Investors Service, Inc. and its successors.

        "Mortgages" means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents, if any, granting Liens on the Facilities or any other real property owned by the Company or any Guarantor to secure the Note Obligations as entered into on the Issue Date or thereafter in accordance with the provisions of the indenture, as such documents may be amended or supplemented from time to time in accordance with their terms and the terms hereof.

        "Mt. Vernon Facility" means that certain unfinished ethanol production facility of the Company located in Mt. Vernon, Indiana.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1)   any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any Equity Interests or other securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

          (2)   any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss); and

          (3)   any unrealized non-cash gains or losses in respect of Hedging Obligations, to the extent such gains or losses are taken into account in computing the net income (loss) of such Person.

        "Net Loss Proceeds" means the aggregate cash proceeds received by the Company or any Guarantor in respect of any Event of Loss, including insurance proceeds, condemnation awards or damages awarded by any judgment, net of (1) the direct costs in recovery of such Net Loss Proceeds (including reasonable legal, accounting, appraisal and insurance adjuster fees and any relocation expenses incurred as a result thereof), (2) amounts required to be applied to the repayment of Indebtedness, other than Credit Facility Obligations, secured by a Lien on the asset or assets that were the subject of such Event of Loss, (3) any taxes paid or payable as a result thereof and (4) amounts taken by the Company or its Restricted Subsidiaries, as the case may be, as a reserve against any liabilities associated with such Event of Loss and retained by the Company or its Restricted Subsidiaries, as the case may be, after such Event of Loss, including liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Event of Loss, all as determined in accordance with GAAP.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including legal, accounting and investment banking, broker or finder fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (2) any taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness, other than Credit Facility Obligations, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP or amount placed in an escrow account for purposes of such an adjustment and (5) escrowed amounts and amounts taken by the Company or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP; provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts escrowed or initially held in reserve pursuant to clause (5) no longer so held, will, in the case of each of subclauses (a) and (b), at that time become Net Proceeds.

        "Non-Recourse Debt" means Indebtedness:

          (1)   as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise) or (c) constitutes the lender;

          (2)   no default with respect to which would permit, upon notice, lapse of time or both, any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

          (3)   as to which (a) the explicit terms provide that there is no recourse against any assets of the Company or any of its Restricted Subsidiaries (other than Equity Interests of Unrestricted Subsidiaries) or (b) the lenders have been notified in writing that they will have no recourse to the stock or any assets of the Company or any of its Restricted Subsidiaries (other than Equity Interests of Unrestricted Subsidiaries).

        "Non-UCC Property" means any personal property of the Company and the Guarantors a security interest in which may not be perfected pursuant to the UCC and in which the security interest granted to the collateral agent for the ratable benefit of the Holders, the trustee and the collateral agent pursuant to the Security Agreement has not been duly perfected under other applicable law.

        "Note Collateral" means, collectively, all the property and assets (including, Primary Collateral and Secondary Collateral) of the Company or any of the Guarantors that are from time to time subject to the Lien of the Collateral Documents, including the Liens, if any, required to be granted pursuant to the indenture.

        "Note Guarantee" means the Guarantee by each Guarantor of the Company's obligations under the indenture and the other Indenture Documents, executed pursuant to the provisions of the indenture.

        "Note Lien" means, to the extent securing Note Obligations, a Lien granted pursuant to a Collateral document as security for Note Obligations.

        "Note Obligations" means the notes, the Note Guarantees and all other Obligations of any Obligor under the indenture, the Note Guarantees and the Collateral Documents.

        "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Obligors" means, as the context may require, the Company or the Guarantors.

        "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Accounting and Compliance Officer, the Corporate Controller, any Senior Vice President or any Vice President of the Company.

        "Officers' Certificate" means a certificate that has been signed by (i) an Officer of the Company that is either the principal accounting officer or the principal financial officer of the Company and (ii) if delivered after the Issue Date, another Officer of the Company and is delivered to the trustee.

        "Opinion of Counsel" means a written opinion of counsel who may be an employee of or counsel for the trustee or the Company and shall be reasonably acceptable to the trustee.

        "Permitted Business" means (1) the business of the Company and its Subsidiaries engaged in on the Issue Date and (2) any business or activity ancillary, reasonably related or complementary thereto.

        "Permitted Collateral Liens" means (1) with respect to any Specified Collateral, Liens described in clauses (1), (4), (5), (8), (9), (10), (11), (12), (13) (solely to the extent (i) securing Permitted Refinancing Indebtedness incurred in exchange for, or to refund, refinance, replace, defease or discharge, Indebtedness that was secured by Liens permitted pursuant to clause (4) or (5) of the definition of "Permitted Liens" and (ii) on the same property (plus improvements and accessions to such property) on which such other Liens were so permitted), (14), (16), (17), (20), (21), (24) (solely to the extent of Specified Collateral constituting a real property leasehold interest subject to Note Liens that are permitted (or as to which consent has been granted) under the applicable lease) and (27) of the definition of "Permitted Liens" or (2) with respect to any Note Collateral (other than Specified Collateral), any Permitted Liens.

        "Permitted Debt" has the meaning assigned to such term above under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests."

        "Permitted Holders" means each of the Backstop Purchasers, its Affiliates and its and its Affiliates' managed funds and accounts and (1) entities controlled by any such Persons, (2) trusts for the benefit of any such individual Persons or the spouses, issue, parents or other relatives of such individual Persons and (3) in the event of the death of any such individual Person, heirs or testamentary legatees of such Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

        "Permitted Investments" means:

          (1)   any Investment by (a) the Company or a Restricted Subsidiary of the Company in the Company or a Guarantor so long as, to the extent such Investment includes any assets constituting Note Collateral of the Person making the Investment, such Investment does not occur until and unless the provisions of the indenture described under "—Collateral—After-Acquired Property; Permitted Liens" (to the extent applicable to such Investment) have otherwise been complied with in respect of such assets, (b) the Company or a Guarantor (of assets other than Specified Collateral) in a Restricted Subsidiary of the Company that is not a Guarantor to the extent that the aggregate amount of all such Investments does not exceed $250,000 at any time outstanding or (c) a Restricted Subsidiary of the Company that is not a Guarantor in any other Restricted Subsidiary;

          (2)   any Investment in Cash Equivalents;

          (3)   any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

          so long as, in the case of clause (a) or (b), to the extent as a result of such Investment the Person making the Investment acquires or owns any After-Acquired Property, such Investment does not occur unless such After-Acquired Property has become Note Collateral prior to or simultaneously with the acquisition thereof and until and unless the provisions of the indenture described under "—Collateral—After-Acquired Property; Permitted Liens" (to the extent applicable to such Investment) have otherwise been complied with respect to such After-Acquired Property;

          (4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described under "—Certain Covenants—Asset Sales;"

          (5)   any acquisition of assets or Capital Stock (including pursuant to any merger or consolidation of the Company in accordance with the provisions of the indenture described under "—Certain Covenants—Merger, Consolidation or Sale of Assets") solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

          (6)   any Investments received in compromise or resolution of (a) obligations of any Person or customer that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such Person; or (b) litigation, arbitration or other disputes with Persons who are not Affiliates;

          (7)   Investments represented by deposits and margin deposits and other cash or Cash Equivalents or other investment property deposited to secure performance of Hedging Obligations (or to secure letters of credit securing Hedging Obligations); provided that (a) such deposits are made in a manner within the general parameters customary in the industry and incurred in the ordinary course of business and (b) such Hedging Obligations are designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

          (8)   other Investments (of assets other than Specified Collateral) in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such

  Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) that are at the time outstanding, not to exceed $1.0 million;

          (9)   to the extent permitted by applicable law, loans or advances to employees in the ordinary course of business for bona fide business purposes and not to exceed $250,000 in the aggregate at any time outstanding;

          (10) Investments constituting repurchases or acquisitions of the notes;

          (11) Investments in existence on the Issue Date;

          (12) Investments represented by Guarantees that are otherwise permitted under the indenture;

          (13) endorsements for collection or deposit in the ordinary course of business by any Person of bank drafts and similar negotiable instruments of any other Person received as payment for ordinary course of business trade receivables;

          (14) cash or Cash Equivalents or other investment property deposited in the ordinary course of business to secure (or to secure letters of credit securing) the performance of statutory obligations (including obligations under worker's compensation, unemployment insurance or similar legislation), surety or appeal bonds, leases, agreements or other obligations under arrangements with utilities, insurance agreements, construction agreements, performance bonds or other obligations of a like nature incurred in the ordinary course of business, in each case if (but only if) such obligations are not for borrowed money ("ordinary course deposits"); provided that the aggregate amount of such Investments made pursuant to this clause (14), when added to the aggregate outstanding amount of Investments constituting ordinary course deposits in existence on the Issue Date and permitted under clause (11) above, does not exceed $50.0 million in the aggregate at any time outstanding;

          (15) receivables (including pursuant to extensions of trade credit) and prepaid expenses, in each case arising in the ordinary course of business; provided, however, that such receivables or prepaid expenses would be recorded as current assets of such Person in accordance with GAAP; and

          (16) deposit of cash or Cash Equivalents or other investment property constituting Secondary Collateral to secure Credit Facility Obligations under the ABL Facility in an amount not to exceed $5.0 million;

provided, however, that with respect to any Investment, the Company may, in its sole discretion, allocate all or any portion of such Investment to one or more of the above clauses (1) through (16) so that all or a portion of such Investment would be a Permitted Investment.

        In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value at the time of Investment. The amount of Investments outstanding at any time pursuant to clause (8) shall be reduced by an amount equal to the net reduction in Investments by the Company and its Restricted Subsidiaries, subsequent to the date of the indenture, resulting from repayments of loans or advances or other transfers of assets, in each case, to the Company or any such Restricted Subsidiary from any such Investment, or from the net cash proceeds from the sale of any such Investment, or from a redesignation of an Unrestricted Subsidiary to a Restricted Subsidiary, not to exceed, in the case of any Investment, the amount of the Investment previously made by the Company or any of its Restricted Subsidiaries in such Person or Unrestricted Subsidiary.

        "Permitted Liens" means:

          (1)   Liens created for the benefit of (or to secure) the notes or the Note Guarantees;

          (2)   Credit Facility Liens on Secondary Collateral;

          (3)   Liens in favor of the Company or the Guarantors (not securing Credit Facility Obligations);

          (4)   Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to, and not incurred in contemplation of, such merger or consolidation and do not extend to any property other than that property of the Person merged into or consolidated with the Company or such Restricted Subsidiary that were so subject to such Liens (plus improvements and accessions to such property);

          (5)   Liens on property (including Capital Stock) existing at the time of acquisition of the property, including by way of merger, consolidation or otherwise, by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to, and not incurred in contemplation of, such acquisition and do not extend to any other property owned by the Company or any Restricted Subsidiary (plus improvements and accessions to such property);

          (6)   Liens on cash or Cash Equivalents or other investment property deposited to secure (or to secure letters of credit securing) the performance of statutory obligations (including obligations under worker's compensation, unemployment insurance or similar legislation), surety or appeal bonds, leases, agreements or other obligations under arrangements with utilities, insurance agreements, construction agreements, performance bonds or other obligations of a like nature incurred in the ordinary course of business, in each case if (but only if) such obligations are not for borrowed money;

          (7)   Liens existing on the Issue Date (other than pursuant to the Aurora West Kiewit Mortgage or the Indiana Port Lease Agreement or clause (2) or (3) of this definition);

          (8)   Liens granted on the Issue Date on the Aurora West Real Property to secure the Aurora West Kiewit Note pursuant to the Aurora West Kiewit Mortgage;

          (9)   the Lien in favor of the Indiana Port Lessor pursuant to the Indiana Port Lease Agreement on any Indiana Port Lease Collateral securing the obligations of the Indiana Port Lessee under the Indiana Port Lease Agreement if (but only if), (x) the Indiana Port Leased Premises on which such Indiana Port Lease Collateral is located is subject to a Mortgage securing the Note Obligations, (y) such Indiana Port Lease Collateral constitutes Note Collateral and (z) such Lien is subordinated to the Lien of the Collateral Documents (including such Mortgage) in accordance with the terms of the Indiana Port Lease Agreement;

          (10) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

          (11) Liens imposed by law (such as carriers', warehousemen's and mechanics' Liens), Liens imposed by law in favor of sellers of farm products and Liens of landlords imposed by law securing obligations to pay lease amounts, in each case, that are not due and payable or in default or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, in each case, incurred in the ordinary course of business;

          (12) survey exceptions, encumbrances, restrictions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that, in each case, were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (13) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

            (a)   the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the Indebtedness being exchanged, refunded, refinanced, replaced, defeased or discharged (plus improvements and accessions to such property or proceeds or distributions thereof); and

            (b)   the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount (or accreted value, if applicable) or, if greater, the committed amount of the Indebtedness being exchanged, refunded, refinanced, replaced, defeased or discharged and (ii) an amount necessary to pay all accrued interest on such Indebtedness and any fees and expenses, including premiums and tender and defeasance costs, related to such exchange, refunding, refinancing, replacement, defeasance or discharge;

          (14) Liens arising pursuant to an order of attachment, condemnation, eminent domain, distraint or similar legal process arising in connection with legal proceedings and any Liens that are required to protect or enforce rights in any administrative, arbitration or other court proceedings in the ordinary course of business, in each case, not giving rise to an Event of Default;

          (15) pledges of Equity Interests of an Unrestricted Subsidiary securing Non-Recourse Debt of such Unrestricted Subsidiary;

          (16) any Lien on property (real or personal), plant or equipment, all or any part of the purchase price or cost of design, development, construction, installation or improvement of which was financed by Indebtedness permitted to be incurred pursuant to clause (4) of the definition of "Permitted Debt" solely to the extent securing such Indebtedness;

          (17) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole, so long as the aggregate Fair Market Value of all Specified Collateral subject to such Liens pursuant to this clause (17) does not exceed $500,000;

          (18) bankers' Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

          (19) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof, so long as the aggregate amount of obligations secured by Liens incurred pursuant to this clause (19) does not exceed $1.0 million at any one time outstanding;

          (20) Liens on goods imported by the Company or any Restricted Subsidiary in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of such goods;

          (21) Liens consisting of conditional sale, title retention, consignment or similar arrangements for the sale of goods acquired by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Issue Date so long as the aggregate Fair Market Value of all Specified Collateral subject to such Liens pursuant to this clause (21) does not exceed $500,000;

          (22) Liens securing insurance premium financing arrangements, provided that such Lien is limited to the applicable insurance contracts;

          (23) Liens arising from filing Uniform Commercial Code financing statements regarding operating leases;

          (24) any interest or title of a lessor, licensor or sublicensor in property leased, licensed or sublicensed to the Company or any Restricted Subsidiary pursuant to any lease, license or sublicense not constituting a Capital Lease Obligation or other Indebtedness;

          (25) Liens encumbering deposits and margin deposits and other Liens on cash or Cash Equivalents or other investment property that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Hedging Obligations designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

          (26) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $1.0 million at any one time outstanding; and

          (27) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not secure Indebtedness and that do not exceed $1.0 million at any one time outstanding.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness of the Company or any of its Restricted Subsidiaries (other than Intercompany Debt); provided that:

          (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness exchanged, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on such Indebtedness and the amount of all fees and expenses, including premiums and tender and defeasance costs, incurred in connection therewith);

          (2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being exchanged, refunded, refinanced, replaced, defeased or discharged (or, if shorter, has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the notes);

          (3)   if the Indebtedness being exchanged, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes or any Note Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes or such Note Guarantee, as the case may be, on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being exchanged, refunded, refinanced, replaced, defeased or discharged; and

          (4)   such Indebtedness has the Company or any Restricted Subsidiary of the Company as an obligor (whether as borrower, guarantor or otherwise) only if the Company or such Restricted Subsidiary is an obligor (in any capacity) on the Indebtedness being exchanged, refunded, refinanced, replaced, defeased or discharged.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "PIK Interest" means the portion of an installment of interest due on an Interest Payment Date payable by issuance of PIK Notes as and to the extent provided for in the indenture.

        "PIK Interest Amount" means, with respect to any Interest Payment Date for any Note that is prior to the Maturity thereof and with respect to which the Company has duly made a PIK Interest Election, the portion of the aggregate installment of interest due and payable on such Interest Payment Date that is payable on such Interest Payment Date by issuance of PIK Notes in accordance with the indenture, such portion being 7/15 of such aggregate installment of interest.

        "PIK Interest Election" means, with respect to any Interest Payment Date, an election by the Company duly given pursuant to the provisions of the indenture described under "—Principal, Maturity and Interest" not to pay the entire amount of interest due on the notes on such Interest Payment Date in cash.

        "PIK Notes" means notes issued (including by any increase in the principal amount of any outstanding Global Note previously authenticated hereunder) on any Interest Payment Date pursuant to the indenture in payment of the portion of the aggregate installment of interest due and payable on any notes on such Interest Payment Date constituting the PIK Interest Amount with respect to such Interest Payment Date for such notes.

        "Plan" means that certain Joint Plan of Reorganization filed by the Company and its affiliates on December 4, 2009 in the United States Bankruptcy Court for the District of Delaware, as amended or supplemented from time to time prior to entry of the Confirmation Order, including any exhibits, supplements, annexes, appendices and schedules thereto, as confirmed by such Bankruptcy Court pursuant to the Confirmation Order.

        "Primary Collateral" constitutes the "Indenture Exclusive Collateral" as defined in the Intercreditor Agreement and means all of the assets of the Company or any Guarantor with respect to which a Lien is granted as security for any Obligations under the indenture and the Indenture Documents; provided that "Indenture Exclusive Collateral" shall not include any assets constituting Secondary Collateral.

        "Primary Collateral Asset Sale" means an Asset Sale consisting of the disposition of assets constituting Primary Collateral (including the disposition of Capital Stock of a Subsidiary which results in the disposition of assets constituting Primary Collateral); provided that if an Asset Sale results in the disposition of assets constituting Primary Collateral and Secondary Collateral, the term "Primary Collateral Asset Sale" shall be limited to the portion of the Note Collateral so disposed of that constitutes Primary Collateral.

        "Primary Collateral Liens" means Note Liens on Primary Collateral.

        "principal" of any Indebtedness (including the notes) means the principal amount (or accreted value, as the case may be) of such Indebtedness.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, and its successors.

        "Sale and Leaseback Transaction" means a transaction whereby a Person sells or otherwise transfers assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or otherwise transferred.

        "SEC" means the Securities and Exchange Commission.

        "Security Agreement" means the Security Agreement, dated as of the Issue Date, made by the Company and the Guarantors in favor of the collateral agent, as amended or supplemented from time to time in accordance with its terms and the terms hereof.

        "Secondary Collateral" has the meaning specified above under "—Collateral," and constitutes the "Second Lien Collateral" as defined in the Intercreditor Agreement.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X under the Securities Act, as such Regulation is in effect on the Issue Date.

        "Specified Assets" means any real property (including any real property leasehold interest) or equipment.

        "Specified Collateral" means any Note Collateral comprising Specified Assets.

        "Stated Maturity" means (a) with respect to any series of Indebtedness, the date specified in the documentation governing such Indebtedness as of the date such documentation was entered into as the fixed date on which the final installment of principal of such Indebtedness is due and payable and (b) with respect to any scheduled installment of principal of or interest on any Indebtedness, the date specified in the documentation governing such Indebtedness as of the date such documentation was entered into as the fixed date on which such installment is due and payable and, in each case, will not include any contingent obligations to repay, redeem or repurchase any such installment of interest or principal prior to the date originally scheduled for the payment thereof.

        "Subordination Agreement" means that certain Intercompany Subordination Agreement, dated the Issue Date, among the Company, the Guarantors and the collateral agent, as amended or supplemented from time to time, in accordance with its terms and the terms of the indenture (including the terms described under "—Certain Covenants—Subordination of Intercompany Debt").

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

        "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

          (1)   has no Indebtedness other than Non-Recourse Debt;

          (2)   except as permitted by the covenant described above under "—Certain Covenants—Transactions With Affiliates," is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

          (3)   is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve specified levels of operating results;

          (4)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries;

          (5)   does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any asset or property of, the Company or any Restricted Subsidiary of the Company and does not own any Note Collateral and has no Subsidiaries other than Unrestricted Subsidiaries; and

          (6)   would constitute an Investment which the Company could make in compliance with the provisions of the indenture described under "—Certain Covenants—Restricted Payments."

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under "—Certain Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock, Preferred Stock and Incentive Interests," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (i) such Indebtedness is permitted under the covenant described under "—Certain Covenants—Incurrence of Disqualified Stock, Preferred Stock and Incentive Interests," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period and (ii) no Default or Event of Default would be in existence following such designation.

        "U.S. Legal Tender" means such coin or currency of the United States of America which, as at the time of payment, shall be immediately available legal tender for the payment of public and private debts.

        "Vehicles" means all cars, railcars, trucks, trailers, construction and earth moving equipment and other vehicles covered by a certificate of title law of any state and, in any event, shall include all tires and other appurtenances to any of the foregoing.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the sum of the product obtained by multiplying (1) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect of the Indebtedness, by (2) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2)   the then outstanding principal amount of such Indebtedness.

        "Wholly-Owned Restricted Subsidiary" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares or shares required by applicable law) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

        The following is a summary of material U.S. federal income tax consequences of the exchange of unregistered notes for registered notes pursuant to this exchange offer, and of the ownership and sale or other disposition of notes. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, the Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is not binding on the Internal Revenue Service, which we refer to as the "Service," or on the courts, and no ruling will be sought from the Service with respect to the statements made and the conclusions reached in this summary. There can be no assurance that the Service will agree with such statements and conclusions.

        This summary is limited to the U.S. federal income tax consequences of those holders who are the original beneficial owners of notes, who exchange unregistered notes for registered notes in this exchange offer, and who hold the unregistered notes as capital assets within the meaning of Section 1221 of the Code. This summary does not address specific tax consequences that may be relevant to particular investors in light of their individual circumstances, including banks, financial institutions, broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities (or investors in such entities), expatriates, tax-exempt organizations and persons that have a functional currency other than the U.S. dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold notes as part of a straddle, hedge, conversion transaction or other integrated investment, all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not address U.S. federal alternative minimum tax consequences, estate and gift tax consequences, consequences under the tax laws of any state, local or foreign jurisdiction, or consequences under any U.S. federal tax laws other than income tax law. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of the ownership and sale or other disposition of notes.

        This summary is for general information only. Persons considering the exchange of unregistered notes for registered notes are urged to consult their own tax advisors concerning the U.S. federal income tax consequences to them of exchanging the notes, as well as the application of state, local, and foreign tax laws and U.S. federal tax laws other than income tax law.

Effect of Certain Contingencies

        In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the notes. Our obligation to pay such excess amounts may cause the Service to take the position that the notes are "contingent payment debt instruments" for U.S. federal income tax purposes. If the Service is successful in such an assertion, the timing and amount of income included and the character of gain recognized with respect to the notes may be different from the consequences discussed herein. Notwithstanding this possibility, we do not believe that the notes are contingent payment debt instruments, and, consequently, we do not intend to treat the notes as contingent payment debt instruments. Such determination by us is binding on all holders unless a holder discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a note was acquired. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes.

U.S. Holders

        The term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes:

          (1)   an individual who is a citizen or resident of the United States;

          (2)   a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States or any state thereof or the District of Columbia,

          (3)   an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

          (4)   a trust (A) the administration of which is subject to the primary supervision of a U.S. court and with respect to which one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.

        If an entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of notes, the tax treatment of a partner or member generally will depend upon the status of the partner or member and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisor regarding the tax consequences of the exchange of unregistered notes for registered notes pursuant to this exchange offer and of owning and selling or otherwise disposing of notes.

Investment Unit

        The unregistered notes were issued as part of an "investment unit" under U.S. federal income tax law, consisting of an unregistered note and shares of common stock, which we refer to as a "Unit." The issue price of a Unit was the first price at which a substantial amount of the Units were sold for cash, excluding sales to bond houses or similar persons acting as underwriters, placement agents or wholesalers and was $952.38. The Treasury Regulations applicable to investment units require a U.S. Holder to allocate the "issue price" of the Unit between the unregistered notes and common stock based on the relative fair market values of each element of the Unit. We allocated $559.83 of the issue price to each unregistered note and $392.55 of the issue price to the common stock; provided that no court is bound by such allocation and any recovery on the notes in a bankruptcy proceeding could be limited based on the ultimate allocation of the issue price. This allocation established a U.S. Holder's initial tax basis in the unregistered note which, subject to adjustments for OID (discussed below), will be the holder's tax basis and adjusted issue price in registered notes received pursuant to this exchange offer.

        Our allocation continues to be binding on a U.S. Holder of a Unit unless such U.S. Holder explicitly discloses in a statement attached to such U.S. Holder's timely filed U.S. federal income tax return for the tax year that includes the acquisition date of the Unit that such U.S. Holder's allocation of the issue price between the unregistered note and the common stock is different than our allocation. Our allocation is not, however, binding on the Service. If our allocation were successfully challenged by the Service, the issue price, original issue discount accruals and any gain or loss on the sale or disposition of an unregistered note or a registered note, as the case may be, would be different from that resulting under the allocation we determined.

        The remainder of this discussion assumes that our allocation of the issue price will be respected for U.S. federal income tax purposes. It does not address the tax consequences of owning or disposing of common stock issued as part of a Unit.

Exchange of an Unregistered Note for a Registered Note Pursuant to the Exchange Offer

        The exchange of an unregistered note for a registered note in the exchange offer described herein will not constitute a significant modification of the terms of the unregistered notes and thus will not constitute a taxable exchange for U.S. federal income tax purposes. Rather, the registered notes will be treated as a continuation of the unregistered notes. Consequently, a U.S. Holder will not recognize gain or loss as a result of the exchange, the Holder's basis in the registered notes will be the same as its basis in the unregistered notes immediately before the exchange, and the Holder's holding period in the registered notes will include its holding period in the unregistered notes. The adjusted issue price of a registered note will also be the same as the adjusted issue price of the unregistered note immediately before the exchange.

Payments of Interest

        Except as described below under "—Original Issue Discount", cash interest payments on a registered note will be taxable to a U.S. Holder as ordinary interest income at the time they are received or accrued, depending on the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. Payments of PIK interest on a registered note generally are not treated as payments of interest. The taxation of PIK interest is discussed below under "—Original Issue Discount." For U.S. Holders that purchased notes on August 19, 2010, we take the position that on the first interest payment date, a portion of the cash interest payment received in an amount equal to the "pre-issuance accrued stated interest" is treated as a return of the pre-issuance accrued stated interest and not as a payment of stated interest on the note. Such treatment would reduce the U.S. Holder's adjusted tax basis in the note for purposes of determining the amount, if any, of acquisition premium, amortizable bond premium, or gain or loss on the sale or other disposition of the note.

Original Issue Discount

        The unregistered notes were issued with original issue discount (OID) for U.S. federal income tax purposes in an amount equal to the excess of (a) the "stated redemption price at maturity" of the unregistered note over (b) its "issue price."

        The "issue price" of an unregistered note was the portion of the issue price of a Unit that was allocated to the unregistered note (as described in "—Investment Unit" above). The "stated redemption price at maturity" of an unregistered note equaled the sum of all payments required to be made on such note other than payments of "qualified stated interest." The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. Cash interest payments on the unregistered notes constitutes qualified stated interest. PIK interest is not qualified stated interest and the sum of all PIK payments will be included in the stated redemption price at maturity of the notes (and thus taxable to a U.S. Holder as OID). Accordingly, each unregistered note bore OID in an amount equal to the excess of its stated redemption price at maturity over its issue price. Registered notes will be treated as having been issued with OID equal to the OID in the unregistered notes so exchanged.

        Because the registered notes will be issued with OID, U.S. Holders must include OID in income based on a constant-yield method before the receipt of cash attributable to the income. The amount of OID includible in income is the sum of the daily portions of OID with respect to the registered notes for each day during the taxable year or portion of the taxable year in which a U.S. Holder holds the registered notes. The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a registered note may be of any length selected by the holder and may vary in length over the term of the registered note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the registered note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the registered note's adjusted issue price at the beginning of the accrual period and the registered note's yield to maturity over (b) the sum of the payments of qualified stated interest on the registered note allocable to the accrual period. The "adjusted issue price" of a registered note at the beginning of any accrual period is the issue price of the registered note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the registered note that were not payments of qualified stated interest. The "yield to maturity" is the discount rate that, when used in computing the present value of all principal and interest payments to be made under the registered notes, produces an amount equal to the issue price of the registered note.

        Upon the payment of PIK interest, a U.S. Holder of a registered note will be required to adjust its OID calculation for future periods by treating the registered note as if it had been retired and then reissued for an amount equal to its adjusted issue price on the date preceding the first date of such PIK interest payment period, and re-calculating the yield to maturity of the reissued note by treating the amount of PIK interest (and of any prior PIK interest) as a payment that will be made on the maturity date of such registered note.

Acquisition Premium

        If the tax basis of a holder in the notes immediately after a purchase of the notes is less than all amounts payable on the notes after the purchase date (other than payments of "qualified stated interest"), but is in excess of the adjusted issue price of the notes, the holder has acquired the notes with "acquisition premium". A U.S. Holder who purchases the notes with acquisition premium and does not make the election described below under "—Election to Treat all Interest as Original Issue Discount" is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the acquisition premium and the denominator of which is the aggregate OID includible in income with respect to the notes.

Amortizable Bond Premium

        If a U.S. Holder has a tax basis in the notes immediately after a purchase of the notes that is greater than the stated redemption price at maturity, the holder has acquired the notes with "bond premium." Such holder will not be required to include any OID in income with respect to the notes. A holder may elect to amortize such bond premium over the life of the notes to offset a portion of the stated interest that would otherwise be includable in income. Such an election generally applies to all taxable debt instruments held by the holder on or after the first day of the first taxable year to which the election applies, and may be revoked only with the consent of the Service. U.S. Holders that acquire a note with bond premium should consult their tax advisors regarding the manner in which such premium is calculated and the election to amortize bond premium over the life of the instrument.

Market Discount

        A registered note that is acquired for an amount that is less than its revised issue price (which is the sum of the issue price of the registered note and the aggregate amount of the OID previously includible in the gross income of any holder for periods before the acquisition of the note by the holder, without regard to any acquisition premium) by more than a de minimis amount (generally 0.25% of the principal amount multiplied by the number of remaining whole years to maturity), will be treated as having "market discount" equal to such difference. Unless the U.S. Holder elects to include such market discount in income as it accrues, a U.S. Holder will be required to treat any principal payment on, and any gain on the sale, exchange, retirement or other disposition (including a gift) of, a note as ordinary income to the extent of any accrued market discount that has not previously been included in income. In general, market discount on the registered notes will accrue ratably over the remaining term of the notes or, at the election of the U.S. Holder, under a constant yield method. In addition, a U.S. Holder could be required to defer the deduction of all or a portion of the interest paid on any indebtedness incurred or continued to purchase or carry a registered note unless the U.S. Holder elects to include market discount in income currently. Such an election applies to all debt instruments held by a taxpayer and may not be revoked without the consent of the Service.

Election to Treat all Interest as Original Issue Discount

        A U.S. Holder may elect to include in gross income all interest that accrues on the registered notes using the constant-yield method described above under "—Original Issue Discount," with certain modifications. For purposes of this election, interest includes stated interest and OID, as adjusted by acquisition premium. This election generally applies only to the registered note with respect to which it is made and may not be revoked without the consent of the Service. U.S. Holders should consult their tax advisors concerning the consequences of this election.

Sale, Exchange, Redemption, or Other Disposition

        A U.S. Holder generally will recognize taxable gain or loss upon the sale, exchange (other than the exchange of an unregistered note for a registered note in connection with this exchange offer), redemption, or other disposition of a registered note equal to the difference, if any, between

  •
  the amount realized (less an amount attributable to any accrued and unpaid interest, which will be taxable as ordinary interest income as discussed above to the extent not previously included in income by the U.S. Holder) and

  •
  the U.S. Holder's adjusted tax basis in the registered note (other than tax basis which is attributable to accrued but unpaid interest).

        A U.S. Holder's adjusted tax basis in a registered note will, in general, be the cost of a Unit allocated to the registered note as described above. The initial basis in such registered note will be increased by any OID previously included in income with respect to the registered note and decreased by any payments received (other than payments of qualified stated interest).

        Gain or loss on the sale, exchange or other disposition of a registered note generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the registered note for more than one year. Net long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

Non-U.S. Holders

        This discussion applies to you if you are a "non-U.S. Holder." A "non-U.S. Holder" is a beneficial owner (other than a partnership, an entity treated as a partnership for U.S. federal income tax purposes, or other pass-through entity) of a registered note that is not a U.S. Holder.

        Special rules may apply to certain non-U.S. Holders, such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Exchange Offer

        The tax consequences of the exchange offer to Non-U.S. Holders are the same as described above under the heading "U.S. Holders—Exchange Offer".

Payments of Interest

        If you are a non-U.S. Holder of registered notes, payments of qualified stated interest and OID made to you will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for the portfolio interest exemption described below.

        To qualify for the portfolio interest exemption from withholding tax with respect to the registered note, you generally will be required to provide in the year in which a payment under the registered note occurs a statement that:

  •
  is signed by you under penalties of perjury;

  •
  certifies that you are the beneficial owner of the registered note and are not a U.S. Holder; and

  •
  provides your name and address.

        This statement generally may be made on an IRS Form W-8BEN or a substantially similar substitute form and you must inform the recipient of any change in the information on the statement within 30 days of such change.

        If you are engaged in a U.S. trade or business and interest received, or OID accrued, by you on a registered note is effectively connected with your conduct of such trade or business, and is not exempt from U.S. tax under a U.S. income tax treaty, you will be exempt from the withholding of U.S. federal income tax described above, so long as you have provided an IRS Form W-8ECI or substantially similar substitute form stating that interest on the registered note is effectively connected with your conduct of a trade or business in the United States. In such a case, you will be subject to tax on interest you receive (including any OID) on a net income basis in the same manner as if you were a U.S. Holder. If you are a corporation, effectively connected income (including earnings from the registered note) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

        If you are not eligible for relief under one of the exceptions described above, you may nonetheless qualify for an exemption from, or a reduced rate of, U.S. federal income and withholding tax under a U.S. income tax treaty. In general, this exemption or reduced rate of tax applies only if you provide a properly completed IRS Form W-8BEN or substantially similar form claiming benefits under an applicable income tax treaty. A non-U.S. Holder of a registered note eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Service.

        Even if you meet one of the above requirements, qualified stated interest and OID paid to you on a registered note will be subject to U.S. withholding tax if the withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from U.S. withholding tax. Special rules apply for this test.

Sale, Exchange, Redemption, or Other Disposition

        As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, retirement or other disposition of a registered note unless:

  •
  such gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain) which, in the case of a corporate non-U.S. Holder, may also give rise to a branch profits tax;

  •
  you are an individual, you hold your registered notes as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet certain other conditions, and you are not eligible for relief under an applicable income tax treaty; or

  •
  the gain represents accrued interest or OID, in which case the rules for interest would apply.

        An individual non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale. A non-U.S. Holder that is a foreign corporation and is described in the first bullet point above, will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States.

Information Reporting and Backup Withholding—U.S. Holders

        Payments of interest (including OID) on, or the proceeds of a sale or other disposition of, a note are generally subject to information reporting unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments may also be subject to U.S. federal backup withholding tax at the applicable rate (which is currently 28%) if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against that U.S. Holder's U.S. federal income tax liability provided the required information is timely furnished to the Service.

Information Reporting and Backup Withholding—Non-U.S. Holders

        A non-U.S. Holder may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax with respect to our payment of interest (including OID) on, or the proceeds of a sale or other disposition of, a note. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that non-U.S. Holder's U.S. federal income tax liability provided the required information is timely furnished to the Service. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a note, as well as the amount, if any, of tax withheld, may be reported to the Service. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for unregistered notes only where such unregistered notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for such period of time as such broker-dealers subject to the prospectus delivery requirements of the Securities Act must comply with such requirements, from the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the registered notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of registered notes by broker-dealers. Registered notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of such methods of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any registered notes. Any broker-dealer that resells registered notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such registered notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of registered notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in this exchange offer will have no arrangements or understanding with any person to participate with the distribution of the unregistered notes or the registered notes within the meaning of the Securities Act.

        For such period of time as such broker-dealers subject to the prospectus delivery requirements of the Securities Act must comply with such requirements, from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the registered notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        The validity of the registered notes offered hereby will be passed upon for Aventine Renewable Energy Holdings, Inc. by Akin Gump Strauss Hauer & Feld LLP, and certain matters of Kansas law will be passed upon by                , set forth and limited by its opinion filed as an exhibit to Exhibit 5.1 to the registration statement on Form S-4 to which this prospectus relates.

EXPERTS

        Our consolidated financial statements at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009 (including schedules appearing therein), appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 INDEX TO FINANCIAL STATEMENTS

Page
Aventine Renewable Energy Holdings, Inc. Audited Financial Statements
Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2009, 2008 and 2007	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	F-5
Notes to Consolidated Financial Statements	F-6
Report of Independent Registered Public Accounting Firm	F-49
Schedule II—Valuation and Qualifying Accounts	F-51
Aventine Renewable Energy Holdings, Inc. Unaudited Financial Statements

Consolidated Statements of Operations for the Three Month periods ended June 30, 2010 and 2009, the Four Months ended June 30, 2010, the Two Months Ended February 28, 2010 and the Six Months Ended June 30, 2009

F-52
Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009	F-53
Condensed Consolidated Statements of Cash Flows for the Four Months ended June 30, 2010, the Two Months Ended February 28, 2010 and the Six Months Ended June 30, 2009	F-54
Notes to Unaudited Condensed Consolidated Financial Statements	F-55

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Consolidated Statements of Operations

	Year ended December 31,
(In thousands except per share amounts)	2009	2008	2007
Net sales	$594,623	$2,248,301	$1,571,607
Cost of goods sold	(585,904)	(2,239,340)	(1,497,807)

Gross profit	8,719	8,961	73,800
Selling, general and administrative expenses	(26,694)	(35,410)	(36,367)
Demobilization costs associated with expansion projects	—	(9,874)	—
Impairment of plant development costs	—	(1,557)	—
Other income (expense)	(1,510)	2,936	1,113

Operating income (loss)	(19,485)	(34,944)	38,546
Other income (expense):
Income from termination of marketing agreements	10,176	—	—
Loss on sale of auction rate securities	—	(31,601)	—
Interest income	11	3,040	12,432
Interest expense (contractual interest expense was $36.6 million for the year ended December 31, 2009)	(14,697)	(5,077)	(16,240)
Gain (loss) on derivative transactions	1,219	17,110	(78)
Loss on marketing alliance investment	—	(4,326)	—

Income (loss) before reorganization items and income taxes	(22,776)	(55,798)	34,660
Reorganization items	(32,440)	—	—

Income (loss) before income taxes	(55,216)	(55,798)	34,660
Income tax expense (benefit)	(8,956)	(7,472)	(477)

Net income (loss)	(46,260)	(48,326)	35,137
Net income (loss) attributable to non-controlling interest	—	(1,230)	1,338

Net income (loss) attributable to controlling interest	$(46,260)	$(47,096)	$33,799

Income (loss) per common share—basic	$(1.08)	$(1.12)	$0.81
Basic weighted-average number of shares	42,968	42,136	41,886
Income (loss) per common share—diluted	$(1.08)	$(1.12)	$0.80
Diluted weighted-average number of common and common equivalent shares	42,968	42,136	42,351

The accompanying notes are an integral part of the consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Consolidated Balance Sheets

	December 31,
(In thousands except share and per share amounts)	2009	2008
Assets
Current assets:
Cash and equivalents	$52,585	$23,339
Accounts receivable, net of allowance for doubtful accounts of $2,400 in 2009 and $272 in 2008	10,947	55,888
Inventories	24,237	85,421
Income taxes receivable	5,796	15,135
Prepaid expenses and other current assets	7,323	10,198

Total current assets	100,888	189,981

Property, plant and equipment, net	95,791	107,168
Construction in process	493,258	493,969
Restricted cash	7,451	—
Available for sale securities	5,442	673
Investment in marketing alliance partners, at cost	—	1,000
Other assets	9,866	6,668

Total assets	$712,696	$799,459

Liabilities and Stockholders' Equity
Current liabilities:
Senior unsecured 10% fixed-rate notes	$—	$300,000
Secured revolving credit facility	27,765	52,200
Debtor-in-possession debt facility	15,000	—
Accounts payable	11,164	110,903
Accrued interest	302	7,500
Accrued liabilities	2,242	3,517
Other current liabilities	6,279	9,900

Total current liabilities	62,752	484,020

Pre-petition liabilities subject to compromise	365,549	—
Deferred tax liabilities	2,936	2,444
Other long-term liabilities	13,927	4,199

Total liabilities	445,164	490,663

Stockholders' equity:
Common stock, par value $0.001 per share; 185,000,000 shares authorized, 43,048,158 and 42,970,988 shares outstanding as of December 31, 2009 and 2008, respectively, net of 21,548,640 shares held in treasury as of December 31, 2009 and 2008	44	43
Preferred stock, 50,000,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	294,297	292,984
Retained earnings (deficit)	(28,421)	17,839
Accumulated other comprehensive income (loss), net	1,612	(2,070)

Total stockholders' equity	267,532	308,796

Total liabilities and stockholders' equity	$712,696	$799,459

The accompanying notes are an integral part of the consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Consolidated Statements of Stockholders' Equity (Deficit)

		Common Stock				Accumulated Other Comprehensive Gain/(Loss)
	Treasury Shares			Additional Paid-In Capital	Retained Earnings (Deficit)		Total Stockholders' Equity
(In thousands except number of shares)		Shares	Amount
Balance at December 31, 2006	21,229,025	41,782,276	$42	$274,307	$30,888	$(1,074)	$304,163
Tax benefit of stock option exercises				180			180
Stock option exercises		201,031		510			510
Repurchase of common stock for the treasury	319,615	(319,615)		(2,983)			(2,983)
Cumulative effect FIN 48 adoption					248		248
Stock-based compensation		—		6,811			6,811
Issuance of restricted stock awards and amortization of unearned compensation		70,531		393			393
Comprehensive income:
Net income					33,799		33,799
Pension and postretirement liability adjustment, net of tax						750	750

Total comprehensive income							34,549

Balance at December 31, 2007	21,548,640	41,734,223	42	279,218	64,935	(324)	343,871
Tax effect of exercised and lapsed stock options		(342)		(57)			(57)
Stock option exercises (forfeitures)				(24)			(24)
Stock-based compensation				5,729			5,729
Purchase of minority interest		1,000,000	1	6,618			6,619
Issuance of common stock		237,107		1,500			1,500
Comprehensive (loss):
Net (loss)					(47,096)		(47,096)
Pension and postretirement liability adjustment, net of tax						(1,746)	(1,746)

Total comprehensive (loss)							(48,842)

Balance at December 31, 2008	21,548,640	42,970,988	43	292,984	17,839	(2,070)	308,796
Tax effect of exercised and lapsed stock options		(4,830)		(1,242)			(1,242)
Stock option exercises (forfeitures)		85,000	1	19			20
Stock-based compensation				2,536			2,536
Forfeiture of nonvested restricted stock		(3,000)
Comprehensive (loss):
Net (loss)					(46,260)		(46,260)
Pension and postretirement liability adjustment, net of tax						773	773
Unrealized holding gain on available-for-sale securities, net of tax						2,909	2,909

Total comprehensive (loss)							(42,578)

Balance at December 31, 2009	21,548,640	43,048,158	$44	$294,297	$(28,421)	$1,612	$267,532

The accompanying notes are an integral part of these consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Consolidated Statements of Cash Flows

	Year ended December 31,
(In thousands)	2009	2008	2007
Operating Activities
Net income (loss)	$(46,260)	$(48,326)	$35,137
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for rejected executory contracts and leases	26,403	—	—
Loss on sale of auction rate securities	—	31,601	—
Depreciation and amortization	16,709	15,465	13,265
Deferred income taxes	(2,610)	4,489	(6,664)
(Gain) loss on disposal of fixed assets	—	194	(3)
Stock-based compensation expense	2,536	5,729	7,204
Impairment loss on marketing alliance investment	—	4,326	—
Impairment of plant development costs	—	1,557	—
Gain on sale of investments in marketing alliances	(1,000)	—	—
Other	—	(546)	180
Changes in operating assets and liabilities:
Accounts receivable, net	44,941	17,170	6,671
Income tax receivable	9,339	(3,173)	(5,516)
Inventories	61,184	(3,933)	(14,437)
Prepaid expenses and other current assets	2,876	1,951	(8,701)
Other assets	(16,921)	—	—
Accounts payable	(61,988)	(8,385)	14,429
Demobilization costs for expansion projects	—	9,874	—
Accrued liabilities, including pension and postretirement benefits	5,607	7,608	6,016

Net cash provided by operating activities	40,816	35,601	47,581
Investing Activities
Additions to property, plant and equipment, net	(2,279)	(265,878)	(235,211)
Purchases of short-term securities	—	—	(690,948)
Redemptions of short-term securities	—	179,899	578,373
Indemnification proceeds	—	3,046	—
Transaction costs for purchase of Nebraska Energy interest	—	(200)	—
Proceeds from the sale of investments in marketing alliance	2,000	—	—
Proceeds from the sale of property, plant and equipment	—	—	5

Net cash used for investing activities	(279)	(83,133)	(347,781)
Financing Activities
Proceeds from issuance of senior unsecured 10% fixed-rate notes	—	—	300,000
Net borrowings from (repayments of) revolving credit facilities	(24,435)	52,200	—
Borrowings from debtor-in-possession debt facility	15,000	—	—
Financing fees and expenses paid pre-petition	(1,876)	—	(8,220)
Distribution to minority shareholders	—	—	(1,727)
Proceeds from issuance of common stock, net	—	1,500	—
Repurchase of common stock	—	—	(2,983)
Proceeds from stock option exercises	20	—	510

Net cash provided by (used for) financing activities	(11,291)	53,700	287,580

Net increase (decrease) in cash and equivalents	29,246	6,168	(12,620)
Cash and equivalents at beginning of year	23,339	17,171	29,791

Cash and equivalents at end of year	$52,585	$23,339	$17,171

Supplemental disclosure of cash flow:
Interest paid	$6,040	$31,514	$15,333
Income taxes paid (refunded)	$(16,408)	$806	$11,033

The accompanying notes are an integral part of the consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements

1. Nature of Operations and Basis of Presentation

        Aventine Renewable Energy Holdings, Inc. and Subsidiaries (the "Company," "Aventine," "we," "our," or "us") is a producer and marketer of ethanol. Our own production facilities produced 197.5 million gallons of ethanol in 2009 and 188.8 million gallons of ethanol in 2008. We have also been a large marketer of ethanol, distributing ethanol purchased from other third-party producers in addition to our own ethanol production. In 2009 and 2008, we distributed 66.4 million gallons and 754.3 million gallons, respectively, of ethanol produced by others. Taken together, we marketed and distributed 277.5 million gallons of ethanol in 2009 and 936.0 million gallons of ethanol in 2008. In addition to producing ethanol, our facilities also produce several co-products including: corn gluten feed and meal, corn germ, condensed corn distillers solubles, dried distillers grain with solubles, wet distillers grain with solubles, carbon dioxide and brewers' yeast.

2. Chapter 11 Bankruptcy Proceedings

        On April 7, 2009 (the "Petition Date"), Aventine Renewable Energy Holdings, Inc. and all of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief (collectively, the "Bankruptcy Filing") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Chapter 11 cases are being jointly administered by the Bankruptcy Court as Case No. 09-11214 (KG) (collectively, the "Bankruptcy Cases"). The Debtors specifically are (i) Aventine Renewable Energy Holdings, Inc.; (ii) Aventine Renewable Energy, LLC, a Delaware limited liability company; (iii) Aventine Renewable Energy, Inc., a Delaware corporation; (iv) Aventine Renewable Energy—Mt. Vernon, LLC, a Delaware limited liability company; (v) Aventine Renewable Energy—Aurora West, LLC, a Delaware limited liability company; (vi) Aventine Power, LLC, a Delaware limited liability company, and (vii) Nebraska Energy, LLC, a Kansas limited liability company.

        Subject to certain specific exceptions under the Bankruptcy Code, the Bankruptcy Filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against the property of the Debtors, or to collect on or otherwise exercise rights or remedies with respect to a pre-petition claim are enjoined unless and until the Bankruptcy Court lifts the automatic stay.

        The Bankruptcy Filing constituted an event of default under both the Company's secured revolving credit facility and its 10% senior unsecured notes due 2017 ("the Notes") (see Note 7), and those debt obligations became automatically and immediately due and payable, subject to an automatic stay of any action to collect, assert, or recover a claim against the Company and the application of applicable bankruptcy law. As a result, the accompanying Consolidated Balance Sheet as of December 31, 2009 includes reclassifications of $309.7 million to reflect as "pre-petition liabilities subject to compromise" amounts owed to holders of the Notes, including pre-petition accrued interest, net of the unamortized debt issuance costs on the Notes. The Company classifies "pre-petition liabilities subject to compromise" as a long-term liability because management does not believe the Company will use existing current assets or create additional current liabilities to fund these obligations. Amounts owed under the Company's pre-petition secured revolving credit facility and certain other collateralized

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

2. Chapter 11 Bankruptcy Proceedings (Continued)

obligations have not been included in "pre-petition liabilities subject to compromise" as they are adequately collateralized.

Chapter 11 Process

        The Debtors are currently operating as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court, and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors are authorized under the Bankruptcy Code to continue to operate as an ongoing business, but may not engage in transactions outside of the ordinary course of business without the approval of the Bankruptcy Court.

        On April 7, 2009, certain of the Company's bondholders entered into a term sheet (the "DIP Term Sheet") for a $30 million Debtor-in-Possession Credit Facility with the Debtors. The DIP Term Sheet provides, subject to certain conditions as described in the Debtor-in-Possession Credit Facility Term Sheet filed as Exhibit 10.1 to our Form 8-K filed on April 13, 2009 for a first priority debtor-in-possession financing comprised of a term loan facility made available to certain of Aventine's subsidiaries in a maximum aggregate principal amount of up to $30 million (the "DIP Facility"). On May 5, 2009, the Bankruptcy Court overruled objections from the Debtors' pre-petition secured lenders and approved the DIP Facility on a final basis. Proceeds of the DIP Facility are available to, among other things, (i) fund the working capital and general corporate needs of the Debtors and the costs of the Bankruptcy Cases in accordance with an approved budget, and (ii) provide adequate protection, in accordance with the terms of the DIP Facility, to the pre-petition agent and pre-petition lenders under the Company's existing credit facilities. The DIP Facility bears interest at 16.5% per annum. The maturity date of the DIP Facility is April 6, 2010, or upon the occurrence of certain pre-defined events. The DIP Facility is secured by a super-priority administrative claim on our assets.

        At a hearing held on April 9, 2009, the Bankruptcy Court granted the Debtors' "First Day Motions." The relief granted by the Bankruptcy Court through the First Day Motions was designed to stabilize the Company's operations and business relationships with vendors, lenders, employees and others, minimize the effects of the commencement of the Bankruptcy Cases and preserve the value of the Debtors' assets. The First Day Motions allowed, among other things, the payment of vendors and other providers in the ordinary course for goods and services ordered pre-petition but received on or after the Petition Date and other business-related payments necessary to maintain the operation of our businesses. The First Day Motions also included the payment of pre-petition employee wages, salaries and benefits. The Debtors have retained, with Bankruptcy Court approval, legal and financial professionals to advise the Debtors on the bankruptcy proceedings and certain other "ordinary course" professionals. From time to time, the Debtors may seek Bankruptcy Court approval for the retention of additional professionals.

        On or about April 29, 2009, the Debtors caused notice of the commencement of the Bankruptcy Cases to be served on all known or potential creditors and other parties in interest. Vendors are being paid for goods furnished and services provided after the Petition Date in the ordinary course of business.

        As required by the Bankruptcy Code, the United States Trustee for Delaware appointed an official committee of unsecured creditors (the "Creditors' Committee"). The Creditors' Committee and its legal representatives have a right to be heard on all matters that come before the Bankruptcy Court

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

2. Chapter 11 Bankruptcy Proceedings (Continued)

with respect to the Debtors. There can be no assurance that the Creditors' Committee will support the Debtors' positions on matters to be presented to the Bankruptcy Court in the future or on any plan of reorganization. Disagreements between the Debtors and the Creditors' Committee could protract the Bankruptcy Cases, negatively impact the Debtors' ability to operate, and delay the Debtors' emergence from the Chapter 11 proceedings.

        Under Section 365 of the Bankruptcy Code, the Debtors may assume, assume and assign, or reject executory contracts and unexpired leases, including real property, railcars and equipment leases, subject to the approval of the Bankruptcy Court and certain other conditions. Rejection constitutes a court-authorized breach of the lease or contract in question and, subject to certain exceptions, relieves the Debtors of future obligations under such lease or contract, but creates a pre-petition claim for damages caused by such breach or rejection, subject to the Debtors' right to review and contest such claim. Parties whose contracts or leases are rejected may file claims against the Debtors for damages. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure all prior defaults under such executory contract or unexpired lease, including all pre-petition arrearages, and to provide adequate assurance of future performance. In this regard, the Debtors' financial statements include amounts classified as "pre-petition liabilities subject to compromise" that the Debtors believe that the Bankruptcy Court will allow as claim amounts as a result of the Debtors' rejection of various executory contracts and unexpired leases. Additional amounts may be included in "pre-petition liabilities subject to compromise" in future periods if additional executory contracts and unexpired leases are rejected. Conversely, the Debtors would expect that the assumption of certain executory contracts and unexpired leases may convert certain liabilities shown in future financial statements as subject to compromise to post-petition liabilities. Due to the uncertain nature of many of the potential claims, the Debtors are unable to project the magnitude of such claims with any degree of certainty.

        The Bankruptcy Court established September 8, 2009 at 4:00 p.m. eastern time as the deadline for the filing of proofs of claim, thereby requiring the Debtors' creditors to submit claims for alleged liabilities not paid and/or damages incurred arising from or related to periods prior to the Petition Date. In certain cases, differences exist between the amounts at which the Company has recorded liabilities for rejected contracts and other pre-petition liabilities in the Company's financial statements and the amount claimed by Aventine's creditors based on the Company's estimate of the magnitude of claim to be allowed by the Bankruptcy Court. Significant litigation may be required to resolve any such disputes or discrepancies.

        In order to successfully exit Chapter 11, the Debtors will need to obtain confirmation by the Bankruptcy Court of a plan of reorganization that satisfies the requirements of the Bankruptcy Code. A plan of reorganization could, among other things, resolve the Debtors' pre-petition obligations, set forth the revised capital structure of the newly reorganized entity and provide for corporate governance subsequent to exit from bankruptcy. As provided in the Bankruptcy Code, the Debtors have the exclusive right for 120 days after the Petition Date to file a plan of reorganization and 60 additional days to solicit and obtain necessary acceptances. Such periods may be extended by the Bankruptcy Court for cause to up to 18 months and 20 months, respectively, after the Petition Date. If the Debtors' exclusivity period lapses, any party in interest may file a plan of reorganization for Aventine. The Debtors have filed three motions with the Bankruptcy Court requesting extension of the exclusive filing and solicitation deadlines under section 1121 of the Bankruptcy Code. The first motion, approved

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

2. Chapter 11 Bankruptcy Proceedings (Continued)

by the Bankruptcy Court by order dated August 18, 2009, extended the exclusive deadline to file a plan of reorganization to October 5, 2009 and the solicitation of the necessary acceptances to December 3, 2009. The second motion, approved by the Bankruptcy Court by order dated October 27, 2009 further extended the exclusive deadline to file a plan of reorganization through and including December 4, 2009 and the exclusive solicitation period through and including February 1, 2010. The third motion, approved by the Bankruptcy Court by order dated January 7, 2010 further extended the exclusive deadline to file a plan of reorganization through and including March 4, 2010 and the exclusive solicitation period through and including May 3, 2010.

        On December 4, 2009, the Debtors filed the Debtors' Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Dated as of December 4, 2009 (as amended "the Plan") and the Disclosure Statement for the Debtors' Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code Dated as of December 4, 2009 (as amended "the Disclosure Statement").

        On January 13, 2010, the Bankruptcy Court approved an order allowing the Debtors' entry into the Backstop Commitment Agreement related to the offering of new senior secured notes and equity through the Plan. The Bankruptcy Court, also on January 13, 2010, approved the Disclosure Statement as containing adequate information as required by section 1125 of the Bankruptcy Code and thus entered the Order (I) Approving the Disclosure Statement; (II) Establishing Procedures for Solicitation and Tabulation of Votes to Accept or Reject the Plan, Including (A) Approving Form and Manner of Solicitation Procedures, (B) Approving the Form and Notice of the Confirmation Hearing, (C) Establishing Record Date and Approving Procedures for Distribution of Solicitation Packages, (D) Approving Forms of Ballots, (E) Establishing Deadline for Receipt of Ballots, and (F) Approving Procedures for Vote Tabulations; (III) Establishing Deadline and Procedures for Filing Objections to (A) Confirmation of the Plan, and (B) the Debtors' Proposed Cure Amounts for Unexpired Leases and Executory Contracts Assumed Pursuant to the Plan; (IV) Approving the Secured Notes Offering Procedures; and (V) Granting Related Relief. The Bankruptcy Court established January 13, 2010 as the record date for purposes of determining which creditors and interest holders are entitled to vote on the Plan and receive materials in connection with the solicitation of votes to accept or reject the Plan, including notices of non-voting status. The voting deadline for the holders of claims and interest holders entitled to vote under the Plan was established by the Bankruptcy Court as February 17, 2010.

        Pursuant to section 1128 of the Bankruptcy Code, the Bankruptcy Court has scheduled a hearing to consider confirmation of the Plan for February 24, 2010 at 3:00 p.m. prevailing eastern time before the Honorable Kevin Gross, United States Bankruptcy Court, 824 North Market Street, 6th Floor, Wilmington, Delaware 19801 (the "Confirmation Hearing"). The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed so that they are received on or before February 17, 2010 at 4:00 p.m., prevailing eastern time. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing. Chapter 11 of the Bankruptcy Code provides that unless the terms of section 1129(b) of the Bankruptcy Code are satisfied, for a bankruptcy court to confirm a Chapter 11 plan as a consensual plan, the holders of impaired claims against a debtor in each class of impaired claims must accept such plan by the requisite majorities set forth in the Bankruptcy Code. An impaired class of claims shall have accepted a chapter 11 plan if (a) the holders of at least two-thirds in amount of the claims in such class actually voting on a plan have voted to accept it, and (b) more than one-half

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

2. Chapter 11 Bankruptcy Proceedings (Continued)

in number of the holders in such class actually voting on the plan have voted to accept it. Pursuant to the provisions of the Bankruptcy Code, only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired and that are not deemed to have rejected a Chapter 11 plan are entitled to vote to accept or reject such proposed plan. Generally, a claim or interest is impaired under a plan if the holder's legal, equitable or contractual rights are altered under such plan. Classes of claims or equity interests under a chapter 11 plan in which the holders of claims or equity interests are unimpaired are deemed to have accepted such plan and are not entitled to vote to accept or reject the proposed plan. In addition, classes of claims or equity interests in which the holders of claims or equity interests will not receive or retain any property on account of their claims or equity interests are deemed to have rejected the plan and are not entitled to vote to accept or reject the plan. Under circumstances specified in the so-called "cramdown" provisions of Section 1129(b) of the Bankruptcy Code, the Bankruptcy Court may confirm a plan even if such plan has not been accepted by all impaired classes. The precise requirements and evidentiary showing for confirming a Chapter 11 plan notwithstanding its rejection by one or more impaired classes of claims or equity interests depends upon a number of factors, including the status and seniority of the claims or equity interests, in the rejecting class—i.e., secured claims or unsecured claims, subordinated or senior claims, or common stock.

        Under the priority scheme established by the Bankruptcy Code, unless creditors agree otherwise, post-petition liabilities and pre-petition liabilities must be satisfied in full before stockholders of the Debtors are entitled to receive any distribution or retain any property under a plan of reorganization. The ultimate recovery, if any, to creditors and stockholders of the Debtors will not be determined until confirmation and consummation of a plan of reorganization. No assurance can be given as to what values, if any, will be ascribed in the Bankruptcy Cases to each of these constituencies or what types or amounts of distributions, if any, they would receive. Under the proposed Plan of Reorganization, if confirmed, the existing outstanding common stock of Aventine Renewable Energy Holdings, Inc. will be terminated and 8,550,000 shares of new common stock will be issued. Accordingly, the Debtors urge that appropriate caution be exercised with respect to existing and future investments in any of the Company's common stock or any of the Company's liabilities.

        Although the Debtors filed the Plan, which provides for emergence from Chapter 11 some time in the future, there can be no assurance that the Plan, or any other Chapter 11 plan, will be confirmed by the Bankruptcy Court, or that any such Chapter 11 plan will be consummated. In order to successfully emerge from Chapter 11, the Debtors will need to, among other things, obtain alternative financing to replace the DIP Facility. The Company has filed the Disclosure Statement, which was approved by the Bankruptcy Court as containing adequate information under section 1125 of the Bankruptcy Code, and the Plan, that includes a backstop lending agreement, which may be confirmed at a hearing on February 24, 2010.

        The Debtors have incurred and will continue to incur significant costs associated with the reorganization. The amount of these costs, which are being expensed as incurred, are expected to significantly affect the Debtors' results of operations.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

2. Chapter 11 Bankruptcy Proceedings (Continued)

Going Concern Matters

        The ability of the Company to continue as a going concern is dependent upon, among other things, (i) the Company's ability to comply with the terms and conditions of the DIP Facility; (ii) the ability of the Company to maintain adequate cash on hand; (iii) the ability of the Company to generate cash from operations; (iv) the ability of the Company to obtain confirmation of and to consummate a plan of reorganization under the Bankruptcy Code; (v) the cost and outcome of the reorganization process; (vi) the Company's ability to obtain alternative financing; and (vii) the Company's ability to achieve profitability. Uncertainty as to the outcome of these factors raises substantial doubt about the Company's ability to continue as a going concern. The Company is currently evaluating various courses of action to address the issues the Company is facing. There can be no assurance that any of these efforts will be successful.

        The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of our Chapter 11 proceedings. In particular, the financial statements do not purport to show (i) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (ii) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (iii) as to shareowners' equity accounts, the effect of any changes that may be made in our capitalization; or (iv) as to operations, the effect of any changes that may be made to our business.

        We have prepared the consolidated financial statements in accordance with Accounting Standards Codification 852, Reorganizations ("ASC 852"). This guidance requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the bankruptcy proceedings are recorded in reorganization items on the accompanying Consolidated Statements of Operations. In addition, pre-petition obligations that may be impacted by the bankruptcy reorganization process have been classified on the Consolidated Balance Sheet at December 31, 2009 in "pre-petition liabilities subject to compromise." These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.

3. Summary of Significant Accounting Policies

Financial Statement Presentation

        As a result of our bankruptcy filing, we have applied the authoritative guidance of ASC 852 in preparing the 2009 consolidated financial statements. ASC 852 requires that the financial statements for periods subsequent to a chapter 11 filing separate transactions and events that are directly associated with the reorganization from the ongoing operations of the business (see Note 12).

        ASC 852 also requires pre-petition liabilities that are subject to compromise to be reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts (see Note 13).

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Aventine and its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

        Prior to October 13, 2008, Aventine owned 78.4% of Nebraska Energy, L.L.C. ("NELLC") and the remaining 21.58% of NELLC was owned by Nebraska Energy Cooperative ("NEC"). Aventine included in its consolidated financial statements all of the revenues and expenses of NELLC and the interest therein of NEC was reflected as non-controlling interest.

        On October 13, 2008, the Company completed its purchase of the 21.58% of NELLC that it did not already own from NEC. The Company issued 1 million shares of its common stock, resulting in a purchase price of $6.8 million, including related costs. As a result of the acquisition, the Company fully consolidates its interest in NELLC for all periods subsequent to the purchase date.

        The purchase was accounted for under the purchase method of accounting in accordance with the provisions of FAS 141, Business Combinations. The purchase accounting allocation related to the acquisition has been recorded in the accompanying consolidated financial statements as of, and for the period subsequent to October 13, 2008. The estimated fair value of assets acquired and liabilities assumed was $10.4 million and $1.7 million, respectively. The excess of the fair value of the acquired net assets over the purchase price was allocated to reduce the carrying values of net book value of property, plant, and equipment by $1.9 million.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Industry Segments

        We operate in one reportable segment, the manufacture and marketing of fuel-grade ethanol.

Revenue Recognition

        Revenue is generally recognized when title to products is transferred to an unaffiliated customer as long as the sales price is fixed or determinable and collectability is reasonably assured. For the majority of sales, this generally occurs after the product has been offloaded at the customers' site. For others, the transfer of title occurs at the shipment origination point. The majority of sales are invoiced at the final per unit price which may be a previously contracted fixed price or a market price at the time of shipment. Other sales are invoiced and the initial receipts are collected based upon a provisional price, and such sales are adjusted to a final price in the same month based upon a monthly-average spot market price. Sales are made under normal terms and usually do not require collateral.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

        Historically, the Company has also marketed ethanol for other third-party producers. Revenues from such non-Company produced gallons are generally recorded on a gross basis in the accompanying statements of operations, as the Company takes title to the product, assumes all risks associated with the purchase and sale of such gallons and is considered the primary obligor on the sale. Transactions entered into with the same counterparty which have been negotiated in contemplation of one another are recorded on a net basis. This activity was significantly reduced due to the termination of our marketing alliance in late 2008 and early 2009 and a substantial reduction in purchase/resale activity in 2009.

        The majority of sales are based upon freight cost being paid by the buyer, and the Company excludes such freight costs from its financial statements. The remaining sales are based upon a delivered price, including freight, and the Company does recognize such freight costs in the financial statements. Revenue recognized from delivered sales includes the product sale, cost of delivery, plus any respective motor fuel taxes, while revenue recognized from non-delivered sales would exclude the cost of delivery.

Cash Equivalents

        We consider all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Accounts Receivable and Concentration of Credit Risk

        Accounts receivable are recorded on a gross basis, with no discounting, less an allowance for doubtful accounts. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and age of past due accounts.

        The Company sells ethanol to most of the major integrated oil companies and a significant number of large, independent refiners and petroleum wholesalers. Our trade receivables result primarily from our ethanol marketing operations. As a general policy, collateral is not required for receivables, but customers' financial condition and creditworthiness are evaluated regularly. Credit risk concentration related to our accounts receivable results from our top 10 customers having generated 54.7% and 47% of our consolidated net sales for the years ended December 31, 2009 and 2008, respectively.

        In 2009, Biourja Trading accounted for 10.5% and Exxon Mobil accounted for 11.1% of our Net sales. No other customers in 2009 represented more than 10% of our consolidated net sales volume. No customers in 2008 or 2007 represented more than 10% of our consolidated net sales volume.

Labor Concentration

        Approximately 55% of our full-time employees at December 31, 2009 (comprised of the hourly employees at our Illinois facilities) are covered by a collective bargaining agreement between our subsidiary, Aventine Renewable Energy, Inc., and the United Steelworkers International Union, Local 7-662. Our contract with the Union is scheduled to expire on October 31, 2010.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using a weighted average first-in-first-out ("FIFO") method for gallons produced at our plants, gallons purchased from our marketing alliance partners and other gallons purchased for resale when applicable. Inventory costs include expenditures incurred bringing inventory to its existing condition and location.

Property, Plant and Equipment

        Newly acquired land, buildings and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets, generally on the straight-line method for financial reporting purposes (furniture and fixtures 3—20 years, machinery and equipment 5—25 years, storage tanks 25—30 years, and buildings and improvements 20—45 years), and on accelerated methods for tax purposes.

Impairment of Long-Lived Assets

        Long-lived assets are evaluated for impairment under the provisions of ASC 360, Property, Plant and Equipment. When facts and circumstances indicate that long-lived assets used in operations may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than their carrying values, an impairment charge is recorded equal to the excess of the carrying value over fair value.

Investments in Marketing Alliances

        We have previously made non-controlling investments in other ethanol producers. Investments made by the Company in other ethanol producers are recorded on the cost basis and aggregated $1 million as of December 31, 2008. All such investments were sold during 2009 with a recognized gain of $1 million.

Available for sale securities

        In 2008, Indiana Bio-Energy, LLC ("IBE"), one of our cost basis investees, was acquired by Green Plains Renewable Energy ("GPRE"). Our investment in IBE was valued at December 31, 2007 at our initial investment cost of $5.0 million. On October 15, 2008, IBE merged with GPRE, a publically held company whose shares are traded on the NASDAQ national market, and our $5.0 million original investment was converted to 365,999 shares of GPRE stock. On October 15, 2008, we recorded a loss of $2.8 million on the exchange and reduced the value of our investment from $5.0 million to $2.2 million, which was the market price of the GPRE shares at that date. As our investment in GPRE shares is considered an available for sale investment in accordance with ASC 320, we recognized an other than temporary loss of $1.5 million on December 31, 2008. In making our determination that the loss in GPRE stock was other than temporary, we considered our lack of ability and intent to hold this security to recover its value given our liquidity situation at that time. Available for sale securities are presented in the balance sheet at fair market value. Cumulative unrealized holding gains and losses are presented in "Accumulated other comprehensive income (loss)" in the stockholders' equity section of our consolidated balance sheets. The market value of our investment in GPRE at December 31, 2009 based upon the closing price of GPRE stock on the last trading day of 2009 was $5.4 million.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Employment-Related Benefits

        Employment-related benefits associated with pensions and postretirement health care are expensed as actuarially determined. The recognition of expense is impacted by estimates made by management, such as discount rates used to value certain liabilities, investment rates of return on plan assets, increases in future wage amounts and future health care costs. The Company uses third-party specialists to assist management in appropriately measuring the expense and liabilities associated with employment-related benefits.

        We determine our actuarial assumptions for the pension and post retirement plans, after consultation with our actuaries, on December 31 of each year to calculate liability information as of that date and pension and postretirement expense for the following year. The discount rate assumption is determined based on a spot yield curve that includes bonds that are rated Corporate AA or higher with maturities that match expected benefit payments under the plan.

        The expected long-term rate of return on plan assets reflects projected returns for the investment mix that have been determined to meet the plans' investment objectives. The expected long-term rate of return on plan assets is selected by taking into account the expected weighted averages of the investments of the assets, the fact that the plan assets are actively managed to mitigate downside risks, the historical performance of the market in general and the historical performance of the retirement plan assets over the past ten years.

Income Taxes

        Under ASC 740, deferred tax liabilities and assets are recorded for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Property, plant and equipment, stock-based compensation expense and investments in marketing alliance partners are the primary sources of these temporary differences. Deferred income taxes also includes net operating loss and capital loss carryforwards. The Company establishes valuation allowances to reduce deferred tax assets to amounts it believes are realizable and contingency reserves for implemented tax planning strategies. These valuation allowances and contingency reserves are adjusted based upon changing facts and circumstances.

Earnings Per Common Share

        Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is calculated by including the effect of all dilutive securities, including stock options. To the extent that stock options and unvested restricted stock are anti-dilutive, they are excluded from the calculation of diluted earnings per share.

Derivatives and Hedging Activities

        Our operations and cash flows are subject to fluctuations due to changes in commodity prices. Historically, we have used derivative financial instruments to manage commodity prices. Derivatives used were primarily commodity futures contracts, swaps and option contracts. No derivative financial instruments have been approved by the Bankruptcy Court for use by the Company.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

        We applied the provisions of ASC 815, Derivatives and Hedging, for the Company's derivatives. These futures contracts were not designated as hedges and, therefore, were marked to market each period, with corresponding gains and losses recorded in other non-operating income. The fair value of these derivative instruments was recognized in other current assets or liabilities in the Consolidated Balance Sheet, net of any cash received from the brokers.

        ASC 815 requires a company to evaluate contracts to determine whether the contracts are derivatives. Certain contracts that meet the literal definition of a derivative under ASC 815 may be exempted from the accounting and reporting requirements of ASC 815 as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. The Company elects to designate its forward purchases of corn and natural gas and forward sales of ethanol as normal purchases and normal sales under ASC 815. Accordingly, these contracts are not reflected in the consolidated financial statements until execution. As a result, we have significantly reduced our hedging activity since the first quarter of 2009.

Fair Values of Financial Instruments

        We use the following methods in estimating fair value disclosures for financial instruments:

        Cash and equivalents, accounts receivable and accounts payable:    The carrying amount reported in the Consolidated Balance Sheets approximates fair value.

        Revolving credit facility and long-term debt:    The carrying amount of our borrowings under our revolving credit facilities approximates fair value. The fair value of our senior unsecured 10% fixed-rate notes are based upon quoted closing market prices at year-end.

        Commodity derivatives:    Commodity derivative instruments entered into periodically by the Company consist of futures contracts, swaps and option contracts. The fair value of these commodity derivative instruments are determined by reference to quoted market prices.

        Available for sale securities:    Available for sale securities consist of a common stock investment in exchanged traded securities and the fair value of these securities is determined using quoted market prices at year-end.

Environmental Expenditures

        Environmental expenditures that pertain to our current operations and relate to future revenue are expensed or capitalized consistent with our capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations, and that do not contribute to future revenue, are expensed.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Research and Development Costs

        Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged to expense were approximately $0.0 million, $0.1 million and $0.3 million for the years ended 2009, 2008 and 2007, respectively.

Recent Accounting Pronouncements

        On July 1, 2009, the FASB Accounting Standards Codification became the single source of authoritative U.S. GAAP (other than rules and interpretive releases of the U.S. Securities and Exchange Commission). The Codification is topically based with topics organized by ASC number and updated with Accounting Standards Updates ("ASUs"). ASUs replace accounting guidance that was historically issued as Statements of Financial Accounting Standards ("SFAS"), FASB Interpretations ("FIN"), FASB Staff Positions ("FSP"), Emerging Issue Task Force ("EITF") Abstracts and other types of accounting standards. The Codification became effective July 1, 2009 for the Company and disclosures within this report have been updated to reflect the change.

        ASC 715 requires enhanced disclosures about plan assets in an employer's defined benefit pension or other post-retirement plan. These disclosures are intended to provide users of financial statements with a greater understanding of how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. We adopted this pronouncement in 2009.

        ASC 810 changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest generally was reported as an expense or other deduction in arriving at consolidated net income. This Statement was effective for us as of January 1, 2009. The presentation and disclosure requirements of this statement are applied retrospectively for all periods presented.

        ASC 855 establishes general standards of accounting for disclosing events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. We adopted ASC 855 in the second quarter of 2009.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

        In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires new disclosures and clarifies some existing disclosures regarding fair value measurements. ASU 2010-06 is effective in the first quarter of 2010.

4. Related Party Transactions

        As of May 30, 2003, the date we were acquired from the William's Companies, Aventine's principal shareholders were the Morgan Stanley Capital Partners ("MSCP") funds. Morgan Stanley Investment Management, Inc. subsequently entered into definitive agreements under which Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of MSCP, manages the MSCP funds on a sub-advisory basis. In January 2008, substantially all of the employees of Metalmark became employees of Citi Alternative Investments, Inc., although Metalmark remains an independent entity owned by those individuals and continues to manage the applicable MSCP funds on a sub-advisory basis. The MSCP funds owned 27.5% of our common stock at December 31, 2008 and 2009.

        Two of the Company's directors are currently employees of Metalmark. Our amended and restated certificate of incorporation provides that directors may not be removed from office by the stockholders except for cause and only by an affirmative vote of the holders of not less than 85% of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors.

        In exchange for providing professional expertise, services, consulting, or advice in accordance with an agreement entered into with one of the MSCP funds prior to the MSCP funds' acquisition of the Company, the directors received Class B units in Aventine Holdings LLC (Aventine Holdings, LLC is the investment vehicle in which MSCP holds the common stock of the Company). Class B units have no voting rights, participate in distributions only after a specified threshold is met, and are subject to certain additional limitations.

5. Inventories

        Inventories are as follows at December 31:

(In thousands)	2009	2008
Finished products	$16,409	$76,968
Work-in-process	2,430	2,568
Raw materials	2,938	3,600
Supplies	2,460	2,285

Totals	$24,237	$85,421

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

6. Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets are as follows at December 31:

(In thousands)	2009	2008
Prepaid motor fuel taxes and other miscellaneous receivables	$—	$3,667
Fair value of derivative instruments	—	1,521
Prepaid insurance	3,257	1,435
Deferred income taxes current	—	1,593
Prepaid inventory	1,197	512
Prepaid benefits	279	364
Prepaid utility deposits	926	—
Other prepaid expenses	778	1,106
Other current assets	886	—

Totals	$7,323	$10,198

7. Fair Value Measurements

ASC 820

        The Company adopted ASC 820 effective January 1, 2008 for financial assets and liabilities measured at fair value on a recurring basis. The Company adopted ASC 820 for nonfinancial assets and nonfinancial liabilities effective January 1, 2009. ASC 820 applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. There was no impact of adoption of ASC 820 to the consolidated balance sheet or statement of operations. ASC 820 establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires that fair value measurements be classified and disclosed in one of the following three categories:

  •
  Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  •
  Level 2: Quoted prices in markets that are not active, for inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

  •
  Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

        In October 2008, the FASB issued FSP 157-3 ("FSP 157-3"), Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP 157-3 clarifies the application of ASC 820 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. There was no impact upon the adoption of FSP 157-3 to the consolidated financial statements or the fair values of our financial assets and liabilities.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

7. Fair Value Measurements (Continued)

        The following table summarizes the valuation of our financial instruments which are carried at fair value by the above ASC 820 pricing levels as of December 31, 2009:

		Fair Value Measurements at the Reporting Date Using
	Fair Value at December 31, 2009	Quoted Prices in Active Markets Using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$52,585	$52,585	$—	$—
Available for sale securities	5,442	5,442	—	—

        The Company did not hold any financial assets requiring the use of Level 2 or Level 3 inputs during 2009.

        In 2008, the Company recorded losses from Level 3 assets (auction rate securities) of $30.1 million. In addition, the Company also sold auction rate securities prior to these assets being classified as Level 3 assets incurring a loss of $1.5 million. The total losses incurred by the Company in 2008 related to auction rate securities were $31.6 million. This loss was included in "loss on sale of auction rate securities" in the Consolidated Statement of Operations. The Company held no auction rate securities as of December 31, 2008 or 2009.

        The Company recorded net gains of $1.2 million and $17.1 million, respectively, for the full-years ended December 31, 2009 and 2008 under "other non-operating income" in the Condensed Consolidated Statements of Operations for the changes in the fair value of its derivative transactions.

        The Company recorded a loss of $4.3 million for the year-ended December 31, 2008 relating to an other than temporary investment loss in a marketing alliance partner, now classified as available for sale. The 2008 loss was recorded in the Condensed Consolidated Statements of Operations as "Loss on marketing alliance investment."

ASC 825

        The Company adopted ASC 825 effective January 1, 2008. We have not elected the fair value option for any of our financial assets or liabilities.

        The carrying value of other financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities and amounts owed under our secured revolving credit facility approximate fair value due to their short maturities or variable-rate nature of the respective balances. The following table presents the other financial instruments that are not carried at fair value but which require fair value disclosure as of December 31, 2009 and 2008.

	As of December 31, 2009		As of December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Investment in other ethanol producers, at cost	—	—	$1,000	n/a
Commodity margin deposits	—	—	$1,521	$1,521
Senior Unsecured Notes	$(300,000)	$(267,000)	$(300,000)	$(49,500)

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

7. Fair Value Measurements (Continued)

        Prior to 2008, the Company's investments in minority positions of other ethanol operating companies have historically been recorded at cost, as these investments were in non-publicly traded companies for which it was not practical to estimate a fair value. In October 2008, one of the investments made by the Company was exchanged for shares in a NASDAQ listed publicly traded entity which we recorded at fair value.

8. Property, Plant and Equipment

        Property, plant and equipment at December 31 are as follows:

(In thousands)	2009	2008
Land and improvements	$1,659	$1,659
Building and improvements	5,391	5,391
Machinery and equipment	134,164	132,700
Storage tanks	4,634	3,108
Furniture and fixtures	25	25
Less accumulated depreciation	(50,082)	(35,715)

Totals	$95,791	$107,168

Construction-in-progress	$493,258	$493,969

        Depreciation expense in 2009, 2008 and 2007 was $14.4 million, $14.5 million and $12.6 million, respectively.

        In 2008, we recorded an impairment charge of $1.6 million relating to our decision to indefinitely suspend development of our Pekin III facility.

        Construction-in-progress at December 31, 2009 includes $23.2 million of capitalized costs which are due to the Company's primary construction contractor, Kiewit. This obligation was due in installments through June 2009. Subsequent to December 31, 2008, the Company ceased making payments to Kiewit on amounts owed and Kiewit has filed liens against the construction projects. On March 9, 2009, the Company received a notice from Kiewit cancelling the engineering, construction and procurement contracts for the Aurora West and Mt. Vernon expansion projects, referencing our failure to make a payment under the change order agreements dated December 31, 2008. As a result, all remaining payments due to it and its sub-contractors totaling $23.2 million at December 31, 2009 are due and payable. Under our proposed Plan of Reorganization, we intend to pay $17.9 million in cash and issue a note payable to Kiewit for the remainder of $5.3 million.

        Under the proposed Plan of Reorganization, it is contemplated that the expansion projects at Mt. Vernon and Aurora West, on which construction has been suspended, will be completed following emergence from Bankruptcy.

        The 2009 construction accrual has been treated as a non-cash item in the accompanying Statement of Cash Flows.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

9. Restricted Cash

        Restricted cash of $7.5 million at December 31, 2009 represents cash held in segregated bank accounts of the Company, which is set aside as collateral to fund certain letters of credit and utility deposits.

10. Other Assets

        Other assets at December 31 are as follows:

(In thousands)	2009	2008
Deferred debt issuance costs	$396	$6,668
Prepaid utility costs and deposits	9,470	—

Totals	$9,866	$6,668

        Deferred debt issuance costs are subject to amortization. Remaining deferred debt issuance costs of $0.4 million at December 31, 2009 related to our secured revolving credit facility and our debtor-in-possession debt facility will be fully amortized by the end of the first quarter of 2010.

        In conjunction with the construction of our new ethanol plant at Mt. Vernon, Indiana, the Company negotiated with certain utility providers to extend an existing natural gas pipeline to supply power for and construct electrical infrastructure for the new Mt. Vernon facility. In order to provide adequate assurance for the construction costs of the pipeline and electrical infrastructure, the Company, under its secured revolving credit facility, issued letters of credit to the utility providers in the aggregate amount of $15.3 million. As a result of our suspending construction and our Bankruptcy Filing, one of the utility providers noted above has drawn $9.0 million on its respective letter of credit. A second utility provider has filed a claim under the Company's bankruptcy proceedings and also filed a mechanic's lien on the Company's Mt. Vernon facility, which is partially collateralized by a letter of credit. The Company expects this $8.2 million claim and related mechanic's lien will be allowed to stand unabated through its bankruptcy confirmation proceedings. Accordingly, the Company has reflected prepaid utility costs and deposits equal to its obligations to utility providers under drawn letters of credit and secured liens, excluding cash funded letters of credit described below. We expect the prepaid utility costs and deposits to reduce cash outlays for future utility demand charges to the Company or a potential buyer once the Mt. Vernon facility has been completed and is operational. Should the Mt. Vernon facility not be completed, we may be unable to recover any amounts and would be required to reduce the value of this asset to zero.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

11. Other Current Liabilities

        Other current liabilities are as follows at December 31:

(In thousands)	2009	2008
Deferred revenue	$4,513	$8,425
Accrued sales taxes	10	339
Deferred income taxes	—	507
Accrued property taxes	817	575
Other accrued operating expenses	65	54
Reserve for uncertain tax positions (See Note 20)	855	—
Accrued interest on uncertain tax positions (See Note 20)	19	—

Totals	$6,279	$9,900

12. Debt

        The following table summarizes the Company's outstanding debt at December 31:

(In thousands)	2009	2008
Senior unsecured 10% notes due April 2017	$300,000	$300,000
Secured revolving credit facility	27,765	52,200
Debtor-in-possession debt facility	15,000	—

	342,765	352,200
Less: reclassification to pre-petition liabilities subject to compromise	(300,000)	—
Less: short-term borrowings	(42,765)	(352,200)

Total long-term debt	$—	$—

Senior Unsecured Notes

        As of December 31, 2009, the Company had outstanding $300 million aggregate principal amount of Senior Unsecured Notes. The Notes were issued pursuant to an indenture dated as of March 27, 2007, between the Company and Wells Fargo Bank, N.A., as trustee and were exchanged for registered notes with the same terms on August 10, 2007. The Notes are general unsecured obligations of the Company and its subsidiaries. In April 2009, Deutsche Bank National Trust Company replaced Wells Fargo Bank as Successor Indenture Trustee. As a result of the Bankruptcy Filing, the outstanding principal amount of the Notes and accrued interest thereon became immediately due and payable, and the Notes have been reclassified to "pre-petition liabilities subject to compromise" (see Note 14). The Company discontinued the accrual of interest on these Notes beyond the petition date of April 7, 2009. Contractual interest expense not recorded from April 8, 2009 through December 31, 2009 would have totaled $21.9 million.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

12. Debt (Continued)

Secured Revolving Credit Facility

        As of December 31, 2009, $9.6 million in letters of credit and $27.8 million in revolving loans were outstanding under our pre-petition amended secured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent and a lender. As a result of our Bankruptcy Filing, all the commitments under the Company's pre-petition secured revolving credit facility automatically terminated, and the principal of the loans and the reimbursement obligations then outstanding, together with accrued interest thereon and any unpaid fees and all other obligations of the borrowers accrued under the applicable loans documents, became immediately due and payable, subject to the automatic stay provisions of Section 362 of the Bankruptcy Code. As a result, there is no longer any liquidity available to us under this facility. Amounts owed under the Company's pre-petition secured revolving credit facility have not been included in "pre-petition liabilities subject to compromise" as the secured debt is adequately collateralized. The Secured Revolving Credit Facility is collateralized by a first security lien on essentially all of the Company's assets, except for assets of the Mt. Vernon facility. The Company continues to accrue and pay interest on this credit facility in accordance with the Bankruptcy Court's final debtor-in-possession financing order. As of December 31, 2009, the Company holds a restricted cash account totaling $7.0 million providing collateral protection to the pre-petition lenders for certain outstanding letters of credit issued under this facility as provided for in a stipulation agreement among the Company, its pre-petition secured lenders, and the DIP Facility lenders.

        Prior to our Bankruptcy Filing, availability under the secured revolving credit facility was determined via a borrowing base, which includes a percentage of eligible receivables and inventory, and no more than $10 million of property, plant and equipment. Effective with the bankruptcy petition date and related automatic termination of commitments as discussed above, the Company has no borrowing availability under its secured revolving credit facility.

        Prior to our Bankruptcy Filing, borrowings on the amended facility generally bore interest, at our option, at the following rates (i) the Eurodollar rate or the LIBO rate plus a margin of 4.5%, with a LIBO rate minimum of 3%, or (ii) the greater of the prime rate or the federal funds rate plus 0.50% (with a minimum rate of LIBOR plus 2.25%), plus a margin of 3.25%. In addition, the following fees were also applicable: an unused commitment fee of 0.50% on unused borrowing availability, an outstanding letters of credit fee of 4.625%, and administrative and legal costs.

        Effective with the Bankruptcy Filing, the interest rate on the revolving credit facility loan reverted to a default rate of 10.5% per annum, while fees for outstanding letters of credit reverted to a default rate of 6.625% per annum. Accrued interest and other fees are payable monthly.

Debtor-in-possession Debt Facility

        As of December 31, 2009, the Company has drawn $15 million of its $30 million DIP Facility. The DIP Facility provides for a first priority term loan in a maximum aggregate principal amount of up to $30 million. Proceeds of the DIP Facility can be used, among other things, to (i) fund the working capital and general corporate needs of the Debtors and the costs of the Bankruptcy Cases in accordance with an approved budget, and (ii) provide adequate protection, in accordance with the terms of the DIP Facility, to the pre-petition agent and pre-petition lenders under the Company's existing credit facilities. The DIP Facility bears interest at 16.5%. The maturity date of the DIP Facility is April 6, 2010, or upon the occurrence of certain pre-defined events including emergence from

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

12. Debt (Continued)

bankruptcy. The DIP Facility is secured by a super-priority administrative expense claim on our assets. As of December 31, 2009, the Debtors are in compliance with the terms of the DIP Facility. The Company accrues and pays interest expense on this DIP Facility in accordance with the Bankruptcy Court's final order approving the DIP Facility.

13. Reorganization Items

        ASC 852 requires separate disclosure of reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing the Debtors under Chapter 11. The Debtors' reorganization items during 2009 consist of the following:

(in thousands)	Year ended December 31, 2009
Provision for rejected executory contracts and leases	$26,403
Professional fees directly related to reorganization(a)	7,449
Interest income	(3)
Other(b)	(1,409)

Total reorganization items	$32,440

(a)
Professional fees directly related to the reorganization include post-petition fees associated with advisors to the Debtors, the statutory committee of unsecured creditors and certain secured creditors. Professional fees are estimated by the Debtors and will be reconciled to actual invoices when received.

(b)
Other includes gains on the settlement of pre-petition critical vendor claims for less than amounts owed and other adjustments.

14. Pre-Petition Liabilities Subject to Compromise

        Pre-petition liabilities subject to compromise refers to unsecured obligations that will be accounted for under a plan of reorganization. Generally, actions to enforce or otherwise effect payment of pre-Chapter 11 liabilities are stayed. ASC 852 requires pre-petition liabilities that are subject to compromise to be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. These liabilities represent the estimated amount expected to be allowed on known or potential claims to be resolved through the Chapter 11 process, and remain subject to future adjustments arising from negotiated settlements, actions of the Bankruptcy Court, rejection of executory contracts and unexpired leases, the determination as to the value of any potential collateral securing the claims, proofs of claim, or other events. Pre-petition liabilities subject to compromise also include certain items that may be assumed under the plan of reorganization, and as such, may be subsequently reclassified to liabilities not subject to compromise. At hearings held in April 2009, the Court granted final approval of many of the Debtors' First Day Motions covering, among other things, human capital obligations, supplier relations, insurance, customer relations, business operations, certain

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

14. Pre-Petition Liabilities Subject to Compromise (Continued)

tax matters, cash management, utilities, case management and retention of professionals. Obligations associated with these matters are not classified as pre-petition liabilities subject to compromise.

        In accordance with ASC 852, debt issuance costs associated with borrowing classified as pre-petition liabilities subject to compromise should be viewed as valuation adjustments to the related debt. When the debt has become an allowed claim and the allowed claim differs from the net carrying amount of the debt, the recorded amount should be adjusted to the amount of the allowed claim (thereby adjusting existing debt issuance costs to the extent necessary to report the debt at this allowed amount). Through December 31, 2009, the Bankruptcy Court had not classified any of the Debtors' outstanding debt as allowed claims. The Company has classified the Debtors' Notes as "pre-petition liabilities subject to compromise" on the Condensed Consolidated Balance Sheet. The Company has not adjusted debt issuance costs, totaling $5.8 million at December 31, 2009, related to the Debtors' Notes, but has classified these costs as "pre-petition liabilities subject to compromise." The Company may be required to expense these amounts or a portion thereof upon determination of the allowed claim by the Bankruptcy Court.

        The Debtors have rejected certain pre-petition executory contracts and unexpired leases with respect to the Debtors' operations with the approval of the Bankruptcy Court and may reject additional agreements in the future. Damages resulting from rejection of executory contracts and unexpired leases are generally treated as general unsecured claims and will be classified as "pre-petition liabilities subject to compromise." Holders of pre-petition claims (excluding governmental entities holding governmental claims) were required to file proofs of claims by the "general bar date", which was September 8, 2009. A bar date is the date by which certain claims against the Debtors must be filed if the claimants wish to receive any distribution in the Chapter 11 cases on account of such claims. Creditors were notified of the general bar date and the requirement to file a proof of claim with the Bankruptcy Court. Differences between liability amounts estimated by the Debtors and claims filed by creditors are being investigated and, if necessary, the Bankruptcy Court will make a final determination of the allowable claim. The determination of how liabilities will ultimately be treated cannot be made until the Bankruptcy Court approves a Chapter 11 plan of reorganization. Accordingly, the ultimate amount or treatment of such liabilities is not determinable at this time. Amounts recorded at December 31, 2009 are the Company's best estimate of the amounts that the Bankruptcy Court will allow as a claim.

        Pre-petition liabilities subject to compromise consist of the following at December 31:

(In thousands)	2009
10% senior unsecured notes due 2017	$300,000
Provision for rejected executory contracts and other accruals	26,403
Pre-petition accounts payable	29,451
Accrued interest on Notes	15,500
Unamortized issuance costs of 10% senior unsecured notes	(5,805)

Total pre-petition liabilities subject to compromise	$365,549

        Pre-petition liabilities subject to compromise include trade accounts payable related to pre-petition purchases. As a result, the Company's cash flows from operations were favorably affected by the stay of

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

14. Pre-Petition Liabilities Subject to Compromise (Continued)

payment related to these accounts payable. Accrued interest represents amounts due on the Notes as of the Petition Date. No interest has been accrued on the Notes subsequent to the Petition Date because such amounts are not expected to become part of an allowed claim.

15. Other Long-Term Liabilities

        Other long-term liabilities at December 31 are as follows:

(In thousands)	2009	2008
Unfunded postretirement benefit obligation	$1,984	$1,834
Unfunded pension liability	442	1,491
Pre-petition liabilities not compromised	11,501	—
Reserve for uncertain tax positions (See Note 20)	—	848
Accrued interest on uncertain tax positions (See Note 20)	—	26

Totals	$13,927	$4,199

        The pre-petition liabilities not compromised consist of pre-petition accounts payable secured by liens, and pre-petition payables which are priority claims and will be paid in full.

16. Interest Expense

        The following table summarizes interest expense:

	Year Ended December 31,
(in thousands)	2009	2008	2007
Interest expense—senior unsecured notes	$8,083	$30,000	$22,833
Interest expense—revolving credit facility	2,464	188	3
Interest expense—debtor in possession debt facility	1,785	—	—
Amortization of deferred debt issuance costs	2,343	943	693
Other	22	5	7
Less capitalized interest	—	(26,059)	(7,296)

Total interest expense	$14,697	$5,077	$16,240

        The Company discontinued the accrual of interest on the senior unsecured notes beyond the bankruptcy petition date of April 7, 2009.

        The capitalization of interest expense was discontinued when construction on the Mt. Vernon and Aurora West expansion facilities was suspended in December 2008.

17. Retirement and Pension Plans

        We have 401(k) plans covering substantially all of our employees. We provide, at our discretion, a match of employee salaries contributed to the plans. We recorded expense with respect to these plans of $0.9 million in 2009, $1.1 million in 2008, and $1.0 million in 2007.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

17. Retirement and Pension Plans (Continued)

Qualified Retirement Plan

        We have a defined benefit pension plan (Retirement Plan) that is noncontributory which covers unionized employees at our Pekin, Illinois facility who fulfill minimum age and service requirements. Benefits are based on a prescribed formula based upon the employee's years of service. The Retirement Plan was amended in 2006 to increase the Company's contribution rate for years of service in response to provisions in a new labor agreement between the Company and its unionized employees, which became effective in June 2006.

        The average asset allocations for our Retirement Plan at December 31 are as follows:

	2009	2008
Equity securities	54%	54%
Debt securities	46	36
Cash and equivalents	—	10

Total	100%	100%

        The Company's Pension Committee is responsible for overseeing the investment of pension plan assets. The Pension Committee is responsible for determining and monitoring the appropriate asset allocations and for selecting or replacing investment managers, trustees, and custodians. The pension plan's current investment target allocations are 50% equities and 50% debt. The Pension Committee reviews the actual asset allocation in light of these targets periodically and rebalances investments as necessary. The Pension Committee also evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan's investment guidelines.

        On December 31, 2009, the annual measurement date, our Retirement Plan had a projected accumulated benefit obligation of $9.3 million and the fair value of the plan assets was $8.8 million. In accordance with ASC 715, we recognized the underfunded status of the plan by recording an accrued pension liability of $0.4 million. The offsetting amount charged to accumulated other comprehensive loss adjusts the total in other comprehensive loss to $1.3 million pre-tax, which is the amount of the net unrecognized actuarial loss and unrecognized prior service cost.

        Items not yet recognized as a component of net periodic pension cost and amounts recognized in the Consolidated Balance Sheets are as follows at December 31:

(In thousands)	2009	2008
Funded/(unfunded) status	$(442)	$(1,491)
Amounts recognized in
Long-term liabilities	$(442)	$(1,491)
Deferred taxes	1,039	1,550
Accumulated other comprehensive loss:
Unamortized prior service cost	447	490
Unamortized net actuarial loss/(gain)	2,216	3,483

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

17. Retirement and Pension Plans (Continued)

        The amount of unamortized prior service costs that will be recognized as a component of net periodic pension cost in 2010 is expected to be $42 thousand. The amount of unamortized net actuarial losses that will be recognized as a component of net periodic pension cost in 2010 is expected to be $93 thousand.

        Certain assumptions utilized in determining the benefit obligations for the Retirement Plan for the years ended December 31 are as follows:

	2009	2008
Discount rate	5.87%	6.00%

        A summary of the components of net periodic pension cost for the Retirement Plan for the years ended December 31 is as follows:

(In thousands)	2009	2008	2007
Service cost	$339	$288	$351
Interest cost	508	496	497
Expected return on plan assets	(561)	(716)	(720)
Amortization of net actuarial loss	178	—	25
Amortization of prior service cost	42	42	42

Net periodic pension cost	$506	$110	$195

        We recognized no amortization of our net actuarial loss in 2008, as losses as of January 1, 2008 did not exceed 10% of our projected benefit obligation.

        Certain assumptions utilized in determining the net periodic benefit cost for the years ended December 31 are as follows:

	2009	2008	2007
Discount rate	6.00%	6.50%	5.75%
Expected long-term rate of return on plan assets	7.75%	7.75%	8.50%

        The following table sets forth a reconciliation of the projected benefit obligation for the years ended December 31:

(In thousands)	2009	2008
Benefit obligation at the beginning of the year	$8,805	$7,815
Service costs	339	288
Interest costs	508	496
Actuarial (gain)/loss	20	568
Benefits paid	(391)	(361)

Benefit obligation at the end of the year	$9,281	$8,805

        At December 31, 2009 and 2008, the projected benefit obligation and the accumulated benefit obligation are equal.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

17. Retirement and Pension Plans (Continued)

        The actuarial loss for the year ended December 31, 2009 results primarily from the decrease in the discount rate used in the calculation of the benefit obligation to 6.00% from 6.50%. The actuarial gain for the year ended December 31, 2008 results primarily from the increase in the discount rate used in the calculation of the benefit obligation to 6.50% from 5.75%.

        The following table sets forth a reconciliation of the plan assets for the years ended December 31:

(In thousands)	2009	2008
Fair value of plan assets at the beginning of the year	$7,314	$8,999
Employer contributions	246	880
Actual return on plan assets	1,670	(2,204)
Benefits paid	(391)	(361)

Fair value of plan assets at the end of the year	$8,839	$7,314

        In 2010, we anticipate making contributions totaling $0.8 million.

        The expected future benefits payments for the plan are as follows:

(in thousands)
2010	$416
2011	437
2012	456
2013	493
2014	521
2015 - 2019	$2,934

Plan Assets

        Plan assets are invested using a total return investment approach whereby a mix of equity securities and debt securities are used to preserve asset values, diversify risk and achieve our target investment return benchmark. Investment strategies and asset allocations are based on careful consideration of plan liabilities, the plan's funded status and our financial condition. Investment performance and asset allocation are measured and monitored on an ongoing basis.

        Plan assets are managed in a balanced portfolio comprised of two major components: an equity portion and a fixed income portion. The expected role of Plan equity investments is to maximize the long-term real growth of Fund assets, while the role of fixed income investments is to generate current income, provide for more stable periodic returns and provide some protection against a prolonged decline in the market value of Fund equity investments.

        Equity securities include U.S. and international equity, while fixed income securities include long-duration and high-yield bond funds.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

17. Retirement and Pension Plans (Continued)

        The fair values of our pension plan assets at December 31, 2009 by asset category are as follows:

Asset Category	Market Value at 12/31/09	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large Cap U.S. Equity Securities(a)	$2,996	$—	$2,996	$—
Small/Mid Cap U.S. Equity Securities(b)	$572	$—	$572	$—
International Equity Securities(c)	$1,047	$—	$1,047	$—
Real Estate Mutual Fund(d)	$145	$—	$145	$—
Debt Securities(e)	$4,079	$—	$4,079	$—

Total Pension Assets	$8,839	$—	$8,839	$—

(a)
This category includes investments in equity securities of large U.S. companies. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

(b)
This category includes investments in equity securities of small and medium sized U.S. companies. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

(c)
This category includes investments in equity securities of foreign companies including emerging markets. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

(d)
This category includes investments in a single mutual fund which invests in real estate. The funds are valued using a publicly quoted market price of the mutual fund, although the value of the separate account is not publicly available.

(e)
This category includes investments in U.S. and foreign investment grade fixed income securities, high yield fixed income securities that are rated below investment grade, U.S. treasury securities, mortgage backed securities and other asset backed securities. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

18. Postretirement Benefit Obligation

        We sponsor a health care plan and life insurance plan ("Postretirement Plan") that provides postretirement medical benefits and life insurance to certain "grandfathered" unionized employees. The plan is contributory, with contributions required at the same rate as active employees. Benefit eligibility under the plan reduces at age 65 from a defined benefit to a defined dollar cap based upon years of service.

        On December 31, 2009, the annual measurement date, our Postretirement Plan had an accumulated benefit obligation of $2.0 million, which is greater than the accumulated benefit obligation at December 31, 2008 of $1.9 million. The Postretirement Plan is unfunded and has no assets.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

18. Postretirement Benefit Obligation (Continued)

        Items not yet recognized as a component of net periodic post-retirement benefit cost and recognized in the Consolidated Balance Sheets are as follows at December 31:

(In thousands)	2009	2008
Unfunded status	$(2,022)	$(1,863)
Amounts recognized in:
Current liabilities	(38)	(29)
Long-term liabilities	(1,984)	(1,834)
Deferred taxes	(209)	(226)
Accumulated other comprehensive (income)/loss:
Unamortized net actuarial (gain)/loss	(537)	(579)

        We expect to recognize an amortization of net actuarial gain of $24 thousand in 2010. Net periodic postretirement benefit cost for the years ended December 31 includes the following components:

(In thousands)	2009	2008	2007
Service cost	$76	$76	$151
Interest cost	110	106	135
Recognized net actuarial gain (loss)	(36)	(38)	—

Net periodic postretirement benefit cost	$150	$144	$286

        The change in benefit obligation for the years ended December 31 includes the following components:

(In thousands)	2009	2008
Benefit obligation at the beginning of the year	$1,863	$2,339
Service cost	76	76
Interest cost	110	106
Actuarial loss/(gain)	6	(627)
Benefits paid	(32)	(30)

Benefit obligation at the end of the year	$2,023	$1,863

        The weighted-average discount rate used to determine net periodic postretirement benefit cost was 6.0% at December 31, 2009 and 6.5% at December 31, 2008.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

18. Postretirement Benefit Obligation (Continued)

        The expected future benefits payments for the plan are as follows:

(in thousands)
2010	$38
2011	34
2012	40
2013	72
2014	98
2015 - 2019	686

        For purposes of determining the cost and obligation for pre-Medicare postretirement medical benefits, a 13.9% annual rate of increase in the per capita cost of covered benefits (i.e., health care trend rate) was assumed for the plan in 2008, declining to a rate of 5.35% in 2016. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percent change in the assumed health care cost trend rate would have had the following effects:

(In thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components	$13	$(11)
Effect on postretirement benefit obligation	$156	$(130)

19. Environmental Remediation and Contingencies

        We are subject to extensive federal, state and local environmental laws, regulations and permit conditions (and interpretations thereof), including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. These laws, regulations, and permits require us to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. They may also require us to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

        We are also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes. For instance, soil and groundwater contamination has been identified in the past at our Illinois campus. If any of these sites are subject to investigation and/or remediation requirements, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties. While costs to address contamination or related third-party claims could be significant, based upon currently available information, we are not aware of any material liability relating to contamination or such third party claims. We have not

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

19. Environmental Remediation and Contingencies (Continued)

accrued any amounts for environmental matters as of December 31, 2009. The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could adversely impact our results of operation or financial condition.

        In addition, the hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in releases of hazardous substances, and may result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damages to natural resources. We maintain insurance coverage against some, but not all, potential losses caused by our operations. Our coverage includes, but is not limited to, physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. We do not carry environmental insurance. We believe that our insurance is adequate for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to our property, natural resources or third parties that is not covered by insurance could have a material adverse impact on our results of operations and financial condition.

        Our air emissions are subject to the federal Clean Air Act, as amended, and similar state laws which generally require us to obtain and maintain air emission permits for our ongoing operations as well as for any expansion of existing facilities or any new facilities. Obtaining and maintaining those permits requires us to incur costs, and any future more stringent standards may result in increased costs and may limit or interfere with our operating flexibility. In addition, the permits ultimately issued may impose conditions which are more costly to implement than we had anticipated. These costs could have a material adverse effect on our financial condition and results of operations. Because other ethanol manufacturers in the U.S. are and will continue to be subject to similar laws and restrictions, we do not currently believe that our costs to comply with current or future environmental laws and regulations will adversely affect our competitive position among domestic producers. However, because ethanol is produced and traded internationally, these costs could adversely affect us in our efforts to compete with foreign producers not subject to such stringent requirements.

        Federal and state environmental authorities have been investigating alleged excess volatile organic compounds emissions and other air emissions from many U.S. ethanol plants, including our Illinois facilities. The investigation relating to our Illinois wet mill facility is still pending, and we could be required to install additional air pollution control equipment or take other measures to control air pollutant emissions at that facility. If authorities require us to install controls, we would anticipate that costs would be higher than the approximately $3.4 million we incurred in connection with a similar investigation at our Nebraska facility due to the larger size of the Illinois wet mill facility. In addition, if the authorities determine our emissions were in violation of applicable law, we would likely be required to pay fines that could be material. In February 2008, we received a $3.0 million indemnification payment from the former owner of our Nebraska facility relating to the cost of installing environmental controls at that facility in connection with an April 2005 consent decree with state authorities.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

19. Environmental Remediation and Contingencies (Continued)

        We have made, and expect to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits, including compliance with the U.S. Environmental Protection Agency's ("EPA") National Emissions Standard for Hazardous Air Pollutants, or NESHAP, for industrial, commercial and institutional boilers and process heaters. This NESHAP was issued but subsequently vacated. The vacated version of the rule required us to implement maximum achievable control technology at our Illinois wet mill facility to reduce hazardous air pollutant emissions from our boilers. We expect the EPA will revise the rule to impose more stringent requirements than were contained in the vacated version. In the absence of a final EPA NESHAP for industrial, commercial and institutional boilers and process heaters, we are working with state authorities to determine what technology will be required at our Illinois wet mill facility and when such technology must be installed. We currently cannot estimate the amount that will be needed to comply with any future federal or state technology requirement regarding air emissions from our boilers.

        We currently generate revenue from the sale of carbon dioxide, which is a co-product of the ethanol production process at each of our Illinois and Nebraska facilities. New laws or regulations relating to the production, disposal or emissions of carbon dioxide may require us to incur significant additional costs and may also adversely affect our ability to continue generating revenue from carbon dioxide sales.

20. Income Taxes

        The provision for income taxes for the years ended December 31 consists of the following:

(In thousands)	2009	2008	2007
Current expense (benefit)	$(6,193)	$(10,616)	$5,749
Deferred expense (benefit)	(2,845)	3,118	(5,852)
Interest income (expense)	82	26	(374)

Total income tax expense (benefit)	$(8,956)	$(7,472)	$(477)

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

20. Income Taxes (Continued)

        Reconciliation of differences between the statutory U.S. federal income tax rate and our effective tax rate follows for the years ended December 31:

(In thousands)	2009	%	2008	%	2007	%
Income tax provision (benefit) at federal statutory rate	$(19,325)	35.0	$(19,099)	35.0	$11,663	35.0
Increase/(decrease) in taxes resulting from:
State and local taxes, net of federal benefit	(2,079)	3.7	(1,994)	3.7	947	2.8
FIN 48 recognition of previously unrecognized uncertain tax positions	142	(0.2)	—	—	(8,089)	(24.3)
Tax exempt interest income	—	—	—	—	(2,592)	(7.8)
Goodwill	(678)	1.2	(927)	1.7	—	—
Increase (decrease) in valuation allowances	10,064	(18.2)	16,142	(29.6)	(1,563)	(4.7)
Deferred tax adjustments	—	—	(270)	0.5	—	—
Non-deductible reorganization expense	1,869	(3.4)	—	—	—	—
Indemnification proceeds	—	—	(1,185)	2.2	—	—
Other	1,051	(1.9)	(139)	0.2	(843)	(2.4)

Income tax expense/(benefit)	$(8,956)	16.2	$(7,472)	13.7	$(477)	(1.4)

        Deferred income taxes included in our Consolidated Balance Sheets reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the carrying amount for income tax return purposes.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

20. Income Taxes (Continued)

        Significant components of our deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2009	2008
Current deferred tax asset	$3,305	$1,593
Valuation allowance	(2,326)	—

Net current deferred tax asset	$979	$1,593

Current deferred tax liability	$979	$507

Long-term deferred tax liabilities:
Basis of property, plant and equipment	$4,759	$5,389
Benefit obligations	61	15
Partnership investment	4,744	4,306
Accumulated other comprehensive income	1,031	—
Other	207	—

Long-term deferred tax liability	$10,802	$9,710

Long-term deferred tax assets:
Capital losses	$13,739	$12,324
Unrealized loss on bankruptcy	9,633	—
Investment in marketing alliances	1,213	3,377
Accumulated other comprehensive income	—	1,324
Other	—	531
State NOL's	1,568	—
Stock-based compensation	5,793	7,055
Valuation allowance	(24,080)	(17,345)

Long-term deferred tax assets	$7,866	$7,266

Net long-term deferred tax asset (liability)	$(2,936)	$(2,444)

        The deferred tax provision for 2009, 2008 and 2007 does not reflect the tax effect of $(0.5) million, $(1.1) million and $0.5 million, respectively, resulting from the pension and other postretirement liability components included in accumulated other comprehensive income.

        At December 31, 2009 and 2008, the Company has recorded valuation allowance of $26.4 million and $17.3 million, respectively, on its deferred tax assets to reduce the deferred tax assets to the amount that management believes is more likely than not to be realized. Management considered the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment. The deferred tax assets subject to the valuation allowance primarily include tax benefits associated with capital loss on securities, stock-based compensation, excess tax basis over corresponding book basis in available-for-sale securities, and state income tax net operating loss carryforwards.

        At December 31, 2009 and 2008, we had deferred state tax benefits of $1.6 million and $0.5 million, respectively, relating to state net operating loss carryforwards, which are available to offset future state taxable income through 2030. Due to uncertainties regarding realization of the tax benefits,

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

20. Income Taxes (Continued)

a valuation allowance of $1.9 million has been applied against the deferred state tax benefits at December 31, 2009.

        At December 31, 2009, we had a capital loss carryforward of $13.7 million that is available to offset future consolidated capital gains. Due to uncertainties regarding the realization of the capital loss carryforward, a valuation allowance of $13.7 million has been applied against the deferred tax benefit at December 31, 2009.

        We adopted the provisions of FIN 48 on January 1, 2007. As of December 31, 2009 and 2008, the Company had unrecognized tax benefits of $0.9 million, none of which would impact the effective tax rate, if recognized. Unrecognized tax benefits are recorded in other current liabilities at December 31, 2009 and other long-term liabilities at December 31, 2008 to conform to the balance sheet presentation requirements of FIN 48.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
Balance at January 1	$874	$—
Additions based on tax positions related to the current year	—	—
Reductions based on tax positions taken in previous years	—	—
Additions based on tax positions taken in previous years	2,297	874
Settlements	(2,297)	—
Reductions for lapse of statute of limitations	—	—

Balance at December 31	$874	$874

        We include the interest expense or income, as well as potential penalties on unrecognized tax benefits, as components of income tax expense in the condensed consolidated statement of operations. The total amount of accrued interest related to uncertain tax positions at December 31, 2009 was $19 thousand, net of the deferred tax benefit.

        The Company files a federal and various state income tax returns. Our federal income tax returns for 2006 to 2008 are open tax years under the statue of limitations. Our federal income tax returns for 2008 is under examination. We file in numerous state and foreign jurisdictions with varying statues of limitations open from 2005 to 2009.

        In December 2004, the FASB issued Staff Position No. FAS 109-1, Application of SFAS 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities provided by the American Jobs Creation Act of 2004. The Company did not recognize any tax benefits related to the qualified domestic production credit for the years ended December 31, 2009 or 2008. For the year ended December 31, 2007, the Company recognized $0.3 million in tax benefits related to the qualified domestic production credit.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

21. Accumulated Other Comprehensive Income (Loss)

        The components of accumulated other comprehensive loss, net of tax, at December 31, are as follows:

(In thousands)	Pension and post-retirement liabilities	Available-for-sale securities	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2006	$(1,074)	$—	$(1,074)
Pension and postretirement liability adjustment, net of tax of $475	750	—	750

Balance at December 31, 2007	(324)	—	(324)
Pension and postretirement liability adjustment, net of tax of $1,112	(1,746)	—	(1,746)

Balance at December 31, 2008	(2,070)	—	(2,070)

Pension and postretirement liability adjustment, net of tax of $494	773	—	773

Unrealized holding gain on available-for-sale securities, net of tax of $1,860	—	2,909	2,909

Balance at December 31, 2009	$(1,297)	$2,909	$1,612

22. Stockholder Rights Plan

        On December 12, 2005, the Board of Directors adopted a stockholder rights plan under which each common shareholder was issued one preferred share purchase right for each share of common stock outstanding prior to the 144A equity offering. In addition, each share of common stock issued in the offering or after the consummation of the offering will be issued with an accompanying preferred share purchase right. Each right will entitle the holder, under certain circumstances, to purchase one one-thousandth of a share of the Company's Series A participating cumulative preferred stock, par value $0.001 per share, at an initial purchase price of $60.00 per one one-thousandth of a share of Series A participating cumulative preferred stock. The Company may exchange the rights at a ratio of one share of common stock for each right at any time after a person or group acquires beneficial ownership of 20% or more of its common stock but before such party acquires beneficial ownership of 50% or more of its common stock. The Company may also redeem the rights at its discretion at a price of $0.001 per right at any time before a person or party has acquired beneficial ownership of 20% or more of its common stock. The rights will expire on November 30, 2015, unless earlier exchanged or redeemed. Each share of Series A participating cumulative preferred stock that is purchased upon exercise of a right entitles the holder to receive an aggregate quarterly dividend payment of $1.00 or 1,000 times the cash and noncash dividends declared per share of common stock, whichever is greater. As of December 31, 2009, there were no Series A participating preferred stock rights that had been exercised.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

23. Stock-Based Compensation Plans

        As of December 31, 2009, we maintained one stock-based compensation plan, the Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan (the "Plan"). Effective January 1, 2006, the Company adopted ASC 718, utilizing the modified prospective transition method. ASC 718 requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options and non-vested stock, based on their fair values at the time of grant.

        The Plan was adopted by the Board of Directors (the "Board") effective May 30, 2003, and was amended on each of September 6, 2005, December 12, 2005, March 22, 2007 and April 16, 2007. The Plan provides for the grant of awards in the form of stock options, restricted shares or units, stock appreciation rights and other equity-based awards to directors, officers, employees and consultants at the discretion of the Board or the Compensation Committee of the Board. The term of awards granted under the plan is determined by the Board or by the Compensation Committee of the Board, and cannot exceed ten years from the date of grant. The maximum number of shares of common stock that may be issued under the Plan is limited to 6,701,172, provided that no more than 750,000 shares may be granted in the form of stock options or stock appreciation rights to any "covered employee" (as defined under Section 162(m) of the Internal Revenue Code) in any calendar year. Unless terminated sooner, the Plan will continue in effect until May 29, 2013.

        Upon adoption of ASC 718, the Company elected to value its share-based payment awards granted beginning in fiscal year 2006 using a form of the Black-Scholes option-pricing model (the "Option Pricing Model"). The Option Pricing Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The determination of fair value of share-based payment awards on the date of grant using the Option Pricing Model is affected by our stock price as well as the input of other subjective assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility is normally calculated based upon actual historical stock price movements over the expected option term. Since we had no considerable history of stock price volatility as a public company at the time of the grants, we calculated volatility by considering, among other things, the expected volatilities of public companies engaged in similar industries. Pre-vesting forfeitures prior to June 30, 2008 were estimated using a 3% forfeiture rate. We adjusted the forfeiture rate to 6.4%, 10.7%, 14.2%, and 20.0% as of July 1, 2008, January 1, 2009, July 1, 2009, and October 1, 2009, respectively, to reflect our experience with actual forfeitures. The expected option term is calculated using the "simplified" method permitted by SAB 107. Our options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

        Beginning in 2007, the Company commenced an ongoing long-term incentive program under the Plan. It is anticipated that this program will provide regular annual grants of performance shares. Performance shares are stock units that will be converted to common shares, to the extent earned, at the end of a three-year performance cycle. Under the performance share program, each participant is given a target award expressed as a number of shares, with a payout opportunity ranging from 0% to 150% of the target, depending on the performance relative to pre-determined goals. Under ASC 718, an accounting estimate of the number of these shares that are expected to vest is made and these shares are then expensed utilizing the grant-date fair value of the shares from the date of grant through the end of the performance cycle period.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

23. Stock-Based Compensation Plans (Continued)

        The first performance cycle began on January 1, 2007, and ends on December 31, 2009. The performance goals for the January 1, 2007 to December 31, 2009 performance cycle relate to the growth of the Company as measured by actual equity gallons produced. On May 25, 2007, the Company issued 94,500 performance shares at the target award level to various participants under the Plan. In 2008, we determined that we did not expect to meet the minimum performance criteria relative to the pre-determined goals for the January 1, 2007 to December 31, 2009 performance cycle, as we would not achieve the requisite minimum production of equity gallons to qualify for a payout. As a result, all of the expense totaling $0.8 million previously recorded relative to this performance measurement was reversed in 2008. No expense relative to this performance cycle was recorded in 2009.

        Under the performance share program, a second performance cycle was established whose performance criteria relates to the relative performance between the Company and VeraSun Energy Corporation using the metric of EBITDA (as defined) divided by produced denatured gallons of ethanol. This second performance cycle runs from the fourth quarter of 2007 until the third quarter of 2010. The performance measurement is compared against a base year defined as the fourth quarter of 2006 through the third quarter of 2007. On February 21, 2008, the Company issued 106,500 performance shares at the target award level to various participants under the Plan. In 2008, we determined that we did not expect to meet the minimum performance criteria relative to the pre-determined goals for this performance cycle. As a result, we did not record any expense in 2008. No expense relative to this performance cycle was recorded in 2009, and with the liquidation of VeraSun in bankruptcy, it is not likely that any payout will result.

        Pre-tax stock-based compensation expense for the year ended December 31, 2009 was approximately $2.5 million, of which $0.4 million was charged to cost of goods sold and $2.1 million was charged to selling, general and administrative expense. This expense reduced earnings per share by $0.04 per basic share and $0.04 per diluted share for the year ended December 31, 2009. Pre-tax stock-based compensation expense for the year ended December 31, 2008 was approximately $5.7 million, of which $0.1 million was charged to cost of goods sold and $5.6 million was charged to selling, general and administrative expense. This expense reduced earnings per share by $0.08 per basic share and $0.08 per diluted share for the year ended December 31, 2008. The Company recognized a tax benefit on its consolidated statement of operations from stock-based compensation expense in the amount of $0.6 million and $1.7 million, respectively, for the 12 month periods ended December 31, 2009 and 2008. The Company recorded pre-tax stock-based compensation expense for the year ended December 31, 2009, 2008 and 2007 as follows:

	Year Ended December 31,
(in millions)	2009	2008	2007
Stock-based compensation expense:
Non-qualified options	$2.2	$5.5	$6.5
Restricted stock	$0.2	$0.3	$0.2
Restricted stock units	$0.1	$0.3	$0.1
Long-term incentive plan	$0.0	$(0.4)	$0.4

Total	$2.5	$5.7	$7.2

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

23. Stock-Based Compensation Plans (Continued)

        As of December 31, 2009, the Company had not yet recognized compensation expense on the following non-vested awards:

(in millions)	Non-recognized Compensation	Average Remaining Recognition Period (years)
Non-qualified options	$2.0	0.9
Restricted stock	0.4	0.2
Restricted stock units	0.0	0.1
Long-term incentive plan	0.0	0.0

Total	$2.4	0.8

        The determination of the fair value of the stock option awards, using the Option Pricing Model for the years ended December 31, 2009, 2008 and 2007, incorporated the assumptions in the following table for stock options granted:

	December 31,
	2009	2008	2007
Expected stock price volatility	58%	58%	58%
Expected life (in years)	6.5	6.5	6.5
Risk-free interest rate	2.17%	4.52%	4.76%
Expected dividend yield	0%	0%	0%
Weighted average fair value	$0.10	$4.16	$9.76

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

23. Stock-Based Compensation Plans (Continued)

        The following table summarizes stock options outstanding and changes during the years ended December 31, 2009, 2008 and 2007:

	Shares (in thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Life (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding—December 31, 2006	3,265	$6.57

Granted	480	$16.00
Exercised	(201)	$2.54
Cancelled or expired	(28)	$4.35

Options outstanding—December 31, 2007	3,516	$8.10	7.4	$7,911
Options exercisable—December 31, 2007	1,234	$3.77	6.5	$8,120

Granted	568	$6.85
Exercised	—	—
Cancelled or expired	(190)	$14.31

Options outstanding—December 31, 2008	3,894	$7.62	6.7	$422
Options exercisable—December 31, 2008	2,059	$4.83	5.7	$405

Granted	50	$0.18
Exercised	(85)	$0.23
Cancelled or expired	(1,274)	$13.02

Options outstanding—December 31, 2009	2,585	$5.05	3.7	$130
Options exercisable—December 31, 2009	2,070	$3.86	2.7	$121

        The range of exercise prices of the exercisable options and outstanding options at December 31, 2009 are as follows:

Weighted-Average Exercise Price	Number of Exercisable Options (in thousands)	Number of Outstanding Options (in thousands)	Weighted- Average Remaining Life (years)
$0.23	879	929	1.7
$2.36 - $4.80	893	999	3.7
$7.05	64	222	7.3
$15.26 - $17.29	102	255	7.2
$22.15 - $22.50	132	180	4.3

Totals	2,070	2,585	3.7

        In 2007, we awarded 70,531 shares of restricted stock under the Plan, with a weighted-average fair value at the date of grant of $15.40 per share. These restricted shares vest 20% per year annually at the anniversary date of the grant. We recorded compensation expense with respect to restricted stock awards of approximately $0.2 million in 2007 which is recognized on a straight-line basis over the five

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

23. Stock-Based Compensation Plans (Continued)

year vesting period of the restricted stock grants. Restricted stock award activity for the years ended December 31, 2009, 2008 and 2007 is summarized below.

	Shares (in thousands)	Weighted-Average Grant Date Fair Value per Award
Unvested restricted stock awards—January 1, 2007	8.1	$27.92

Granted	70.5	15.40
Vested	(2.7)	27.93
Cancelled or expired	—	—

Unvested restricted stock awards—December 31, 2007	75.9	$16.69

Granted	—	—
Vested	(16.8)	17.41
Cancelled or expired	—	—

Unvested restricted stock awards—December 31, 2008	59.1	$15.97

Granted	—	—
Vested	(16.8)	17.41
Cancelled or expired	(3.0)	17.29

Unvested restricted stock awards—December 31, 2009	39.3	$15.26

        Restricted stock units represent the right to receive a share of stock in the future, provided that the restrictions and conditions designated have been satisfied. There were no restricted stock unit

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

23. Stock-Based Compensation Plans (Continued)

awards made by the Company prior to 2007. Restricted stock unit award activity for the years ended December 31, 2009, 2008 and 2007 is summarized below:

	Shares (in thousands)	Weighted Average Grant Date Fair Value per Award
Unvested restricted stock unit awards—January 1, 2007	—	—

Granted	18.0	$15.85
Vested	—	—
Cancelled or expired	—	—

Unvested restricted stock unit awards—December 31, 2007	18.0	$15.85

Granted	46.5	$6.88
Vested	(18.0)	$15.85
Cancelled or expired	—	—

Unvested restricted stock unit awards—December 31, 2008	46.5	$6.88

Granted	—	—
Vested	(32.4)	$7.55
Cancelled or expired	—	—

Unvested restricted stock unit awards—December 31, 2009	14.1	$5.33

24. Commitments

        We lease certain assets such as rail cars, terminal facilities, barges, buildings and equipment from unaffiliated parties under non-cancelable operating leases. Terms of the leases, including renewals, vary by lease. Minimum future rental commitments under our operating leases having non-cancelable lease terms in excess of one year and which have not been rejected through bankruptcy totaled approximately $19.1 million as of December 31, 2009 and are payable as follows:

(in millions)
2010	$3.1
2011	$2.0
2012	$1.9
2013	$1.3
2014	$1.2
Thereafter	$9.6

        Rental expense for operating leases was $9.2 million in 2009, $38.3 million in 2008 and $25.4 million in 2007.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

24. Commitments (Continued)

        At December 31, 2009, we have remaining commitments of $0.4 million for the construction of two new dry mill facilities in Aurora, Nebraska and Mt. Vernon, Indiana, excluding the $23.2 million of which $15.3 million is recorded in liabilities subject to compromise and $7.9 is recorded in long term liabilities. We had no other commitments for capital expenditures at December 31, 2009. On March 9, 2009, the Company received a notice from Kiewit cancelling the engineering, construction and procurement contracts for Aurora West and Mt. Vernon, referencing our failure to make a recent payment under the change order agreements dated December 31, 2008.

        At December 31, 2009, we had forward contracts to purchase approximately 198,000 tons of coal at a weighted average fixed price of $57.74 per ton, delivered.

        At December 31, 2009, we have committed to purchase approximately 134.7 MMBtus of natural gas at a weighted average fixed price of $6.19 during 2010, delivered.

        At December 31, 2009 we also had commitments to purchase approximately 1.4 million bushels of corn through December 2010, at an average price of $3.95 per bushel. These commitments were negotiated in the normal course of business and represent a portion of our corn requirements, which we anticipate will exceed 73 million bushels in 2010.

        We have contractual obligations, subject to certain conditions, to build a second 110 million gallon expansion in Mount Vernon, Indiana. If we do not meet certain specified milestones or decide not to pursue the expansions, we could be subject to material penalties.

25. Earnings Per Share

        The following table sets forth the computation of earnings per share for the years ended December 31:

(In thousands, except per share amounts)	2009	2008	2007
Income (loss) available to common shares	$(46,260)	$(47,096)	$33,799
Basic weighted-average common shares	42,968	42,136	41,886
Dilutive stock options(1)	—	—	465

Diluted weighted-average common and common equivalent shares	42,968	42,136	42,351

Earnings (loss) per common share—basic:	$(1.08)	$(1.12)	$0.81
Earnings (loss) per common share—diluted:	$(1.08)	$(1.12)	$0.80

(1)
To the extent that stock options are anti-dilutive, they are excluded from the calculation of diluted earnings/(loss) per share in accordance with ASC 260.

        We had additional potential dilutive securities outstanding representing 2.6 million and 3.9 million common shares, respectively, for the years ended December 31, 2009 and 2008 that were not included in the computation of diluted earnings per share because the options were anti-dilutive. For the year ended December 31, 2007, we had 1.2 million common shares that were not included in the computation of potentially dilutive securities because the options' exercise price were greater than the average market price of the common shares.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

26. Quarterly Results of Operations (Unaudited)

        The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2009 and 2008:

	March 31	June 30	September 30	December 31
2009
(In thousands, except per share amounts)
Net sales	$236,536	$118,121	$118,116	$121,850
Gross profit (loss)	$(21,428)	$105	$7,835	$22,207
Net income (loss)	$(24,567)	$(48,935)	$13,886	$13,356
Basic earnings per common share:	$(0.57)	$(1.14)	$0.32	$0.31
Diluted earnings per common share:	$(0.57)	$(1.14)	$0.32	$0.31
2008
(In thousands, except per share amounts)
Net sales	$509,948	$601,591	$599,520	$537,242
Gross profit (loss)	$24,083	$32,860	$(6,470)	$(41,512)
Net income (loss)	$(10,795)	$(1,918)	$2,486	$(36,869)
Basic earnings (loss) per common share:	$(0.26)	$(0.05)	$0.06	$(0.86)
Diluted earnings (loss) per common share:	$(0.26)	$(0.05)	$0.06	$(0.86)

27. Subsequent Events

        On February 3, 2010 the U.S. Environmental Protection Agency announced final revisions to the National Renewable Fuel Standard program (commonly known as the RFS program or RFS-2). This rule makes changes to the Renewable Fuel Standard program as required by the Energy Independence and Security Act of 2007 (EISA). The revised statutory requirements establish new specific annual volume standards for cellulosic biofuel, biomass-based diesel, advanced biofuel, and total renewable fuel that must be used in transportation fuel. The revised statutory requirements also include new definitions and criteria for both renewable fuels and the feedstock used to produce them, including new greenhouse gas emission (GHG) thresholds as determined by lifecycle analysis. The regulatory requirements for RFS will apply to domestic and foreign producers and importers of renewable fuel used in the U.S.

        This final action lays the foundation for achieving significant reductions of greenhouse gas emissions from the use and creation of renewable fuels, reductions of imported petroleum and further development and expansion of our nation's renewable fuels sector.

        This Rule sets the 2010 RFS volume standard at 12.95 billion gallons (bg). Further, for the first time, the EPA is setting volume standards for specific categories of renewable fuels including cellulosic, biomass-based diesel, and total advanced renewable fuels. For 2010, the cellulosic standard is set at 6.5 million gallons (mg); and the biomass based diesel standard is set at 1.15 bg, (combining the 2009 and 2010 standards as proposed).

        In order to qualify for these new volume categories, fuels must demonstrate that they meet certain minimum greenhouse gas reduction standards, based on a lifecycle assessment, in comparison to the

Aventine Renewable Energy Holdings, Inc. and Subsidiaries
(Debtor-in-Possession)

Notes to Consolidated Financial Statements (Continued)

27. Subsequent Events (Continued)

petroleum fuels they displace. Generally, ethanol plants either meet the 20% reduction test or are grandfathered under special provisions. For plants under construction on which construction commenced prior to December 19, 2007 (including the company's Mt. Vernon and Aurora-West plants under construction) the plants must be completed within 36 months in order to meet the requirements to be grandfathered or comply with the GHG reduction standards which require the use of Advanced Technologies defined by the regulations. The company is currently researching alternatives to assure these plants are compliant.

        On February 23, 2010 the Board of Directors passed a resolution terminating the 2003 Stock Incentive Plan effective at the close of business on February 23, 2010. If the proposed Plan of Reorganization is confirmed, all outstanding stock and option awards made under the 2003 Stock Incentive Plan will be cancelled on the Effective Date of emergence from bankruptcy.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Aventine Renewable Energy Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of Aventine Renewable Energy Holdings, Inc. (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aventine Renewable Energy Holdings, Inc. at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        The accompanying financial statements have been prepared assuming that Aventine Renewable Energy Holdings, Inc. will continue as a going concern. As more fully described in Note # 2 to the consolidated financial statements, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on April 7, 2009, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note # 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aventine Renewable Energy Holding Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
February 23, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Aventine Renewable Energy Holdings, Inc.

        We have audited Aventine Renewable Energy Holdings, Inc.'s (the Company's) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aventine Renewable Energy Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Aventine Renewable Energy Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aventine Renewable Energy Holdings, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Aventine Renewable Energy Holdings, Inc. and our report dated February 23, 2010 expressed an unqualified opinion thereon that included an explanatory paragraph regarding Aventine Renewable Energy Holdings, Inc.'s ability to continue as a going concern.

/s/ Ernst & Young LLP

St. Louis, Missouri
February 23, 2010

AVENTINE RENEWABLE ENERGY HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
(In thousands)
YEAR ENDED DECEMBER 31, 2009
Deducted from assets accounts:
Deferred tax valuation	$17,345	$10,064	$(1,003)	$—	$26,406
Allowance for doubtful accounts	$272	$2,171	$—	$(43)	$2,400
YEAR ENDED DECEMBER 31, 2008
Deducted from assets accounts:
Deferred tax valuation	$1,203	$16,142	$—	$—	$17,345
Allowance for doubtful accounts	$48	$236	$—	$(12)	$272
YEAR ENDED DECEMBER 31, 2007:
Deducted from assets accounts:
Deferred tax valuation	$3,537	$2,334	$—	$—	$1,203
Allowance for doubtful accounts	$25	$23	$—	$—	$48

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

	Successor	Predecessor	Successor	Predecessor	Predecessor
(In thousands except per share amounts)	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Four Months Ended June 30, 2010	Two Months Ended February 28, 2010	Six Months Ended June 30, 2009
Net Sales	$96,904	$118,121	$133,878	$77,675	$354,657
Cost of goods sold	(95,451)	(118,016)	(132,766)	(66,686)	(375,980)

Gross Profit	1,453	105	1,112	10,989	(21,323)
Selling, general and administrative expenses	(9,128)	(6,950)	(14,286)	(4,608)	(16,691)
Other income (expense)	(595)	3	(1,659)	(515)	173

Operating income (loss)	(8,270)	(6,842)	(14,833)	5,866	(37,841)
Other income (expense)
Income from termination of marketing agreements	—	—	—	—	10,176
Interest income	14	—	15	—	11
Interest expense	(2,386)	(2,281)	(3,100)	(1,422)	(11,002)
Gain (loss) on derivative transactions	263	30	439	—	1,218
Other non-operating income	210	—	210	—	—

Income (loss) before reorganization items and income taxes	(10,169)	(9,093)	(17,269)	4,444	(37,438)
Reorganization items	—	(42,749)	—	(20,282)	(42,749)
Gain due to plan effects	—	—	—	136,574	—
Loss due to fresh start accounting adjustments	—	—	—	(387,655)	—

Loss before income taxes	(10,169)	(51,842)	(17,269)	(266,919)	(80,187)
Income tax expense (benefit)	(910)	(2,907)	(910)	(626)	(6,685)

Net loss	$(9,259)	$(48,935)	$(16,359)	$(266,293)	$(73,502)

Loss per common share—basic	$(1.06)	$(1.14)	$(1.87)	$(6.14)	$(1.71)
Basic weighted-average number of shares	8,585	42,966	8,581	43,401	42,968
Loss per common share—diluted	$(1.06)	$(1.14)	$(1.87)	$(6.14)	$(1.71)
Diluted weighted-average number of common and common equivalent shares	8,585	42,966	8,581	43,401	42,968

The accompanying notes are an integral part of the consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

	Successor	Predecessor
(In thousands except share and per share amounts)	June 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$50,177	$52,585
Accounts receivable	4,027	10,947
Inventories	19,983	24,237
Income taxes receivable	5,918	5,796
Prepaid expenses and other current assets	6,599	7,323

Total current assets	86,704	100,888

Property, plant and equipment, net	227,043	589,049
Restricted cash	12,772	7,451
Available for sale securities	3,740	5,442
Other assets	11,556	9,866

Total assets	$341,815	$712,696

Liabilities and Stockholders' Equity
Current liabilities:
Short-term borrowings	$—	$42,765
Accounts payable	18,709	11,164
Accrued payroll and benefits	3,644	2,242
Accrued interest	607	302
Other current liabilities	6,301	6,279

Total current liabilities	29,261	62,752

Pre-petition liabilities subject to compromise	—	365,549
Long-term debt	105,000	—
Deferred tax liabilities	1,425	2,936
Other long-term liabilities	2,499	13,927

Total liabilities	138,185	445,164

Stockholders' equity:
Common stock, par value $0.001 per share; 15,000,000 and 185,000,000 shares authorized as of June 30, 2010 and December 31, 2009, respectively; 6,845,202 and 43,048,158 shares outstanding as of June 30, 2010 and December 31, 2009, respectively, net of 21,548,640 shares held in treasury as of December 31, 2009	7	44
Preferred stock, 5,000,000 and 50,000,000 shares authorized as of June 30, 2010 and December 31, 2009, respectively; no shares issued or outstanding	—	—
Additional paid-in capital	222,449	294,297
Retained deficit	(16,359)	(28,421)
Accumulated other comprehensive income (loss), net	(2,467)	1,612

Total stockholders' equity	203,630	267,532

Total liabilities and stockholders' equity	$341,815	$712,696

The accompanying notes are an integral part of the consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Successor	Predecessor	Predecessor
(In thousands)	Four months ended June 30, 2010	Two months ended February 28, 2010	Six months ended June 30, 2009
Operating Activities
Net loss	$(16,359)	$(266,293)	$(73,502)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Provision for rejected executory contracts and leases	—	9,590	39,684
Pre-petition accounts payable	—	—	40,793
Pre-petition accrued interest	—	—	8,083
Non-cash gain due to Plan effects	—	(136,574)	—
Non-cash loss due to fresh start accounting adjustments	—	387,655	—
Depreciation and amortization	3,675	2,795	8,348
Stock-based compensation expense	2,881	277	1,589
Deferred income tax	(910)	—	651
Gain on the sale of marketing alliance investments	—	—	(1,000)
Changes in operating assets and liabilities:
Accounts receivable, net	3,137	2,560	41,271
Inventories	5,236	1,543	58,143
Other current assets	(2,386)	1,339	—
Restricted cash	2,512	(7,833)	—
Other assets	(715)	—	—
Accounts payable	(797)	7,061	(100,205)
Other current liabilities	787	341	(9,744)
Other long-term liabilities	(24)	(21,981)	—

Net cash provided by (used for) operating activities	(2,963)	(19,520)	14,111
Investing Activities
Additions to property, plant and equipment, net	(21,498)	(2,086)	(901)
Deposit on asset acquisition	(5,000)	—	—
Proceeds from the sale of marketing alliance investments	—	—	2,000

Net cash provided by (used for) investing activities	(26,498)	(2,086)	1,099
Financing Activities
Net repayments on revolving credit facilities	—	(27,765)	(24,435)
Borrowing on debtor-in-possession debt facility	—	—	15,000
Repayment of debtor-in-possession debt facility	—	(15,000)	—
Proceeds from issuance of senior secured notes	—	98,119	—
Repayment of short-term note payable	(5,252)	—	—
Repurchase of treasury shares	(355)	—	—
Proceeds from warrants exercised	6	—	—
Debt issuance costs	—	(1,190)	(1,876)
Proceeds from stock option exercises	—	96	—

Net cash provided by (used for) financing activities	(5,601)	54,260	(11,311)

Net increase (decrease) in cash and cash equivalents	(35,062)	32,654	3,899
Cash and cash equivalents at beginning of period	85,239	52,585	23,339

Cash and cash equivalents at end of period	$50,177	$85,239	$27,238

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(1) Basis of Reporting for Interim Financial Statements

        The accompanying unaudited condensed consolidated financial statements include the accounts of Aventine Renewable Energy Holdings, Inc. and its subsidiaries, which are collectively referred to as "Aventine", the "Company", "we", "our" or "us" unless the context otherwise requires. All significant intercompany transactions have been eliminated in consolidation.

        We have prepared the unaudited condensed consolidated financial statements included herein pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP") have been omitted pursuant to such rules and regulations, although we believe that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2009. As of June 30, 2010, the Company's Summary of Critical Accounting Policies for the year ended December 31, 2009, which are detailed in the Company's Annual Report on Form 10-K, have not changed except for the application of fresh start accounting as described in the following paragraph.

        On February 28, 2010, the Company applied fresh start accounting which requires assets and liabilities to be reflected at fair value. The financial information set forth in this report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition of Aventine and its subsidiaries on a fresh start basis for the period following February 28, 2010 ("Successor"), and of Aventine and its subsidiaries on a historical basis for the periods through February 28, 2010 ("Predecessor").

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas involving significant judgments and estimates include depreciation, income taxes, and fresh start accounting. Actual results could differ from those estimates.

        The accompanying consolidated financial statements for the prior period contain certain reclassifications to conform to the presentation used in the current period. The reclassifications had no impact on stockholders' equity, working capital, gross profit or net income.

        The accompanying unaudited condensed consolidated financial statements presented herewith reflect all adjustments (consisting of only normal and recurring adjustments unless otherwise disclosed) which, in the opinion of management, are necessary for a fair presentation of the results of operations for the three-month periods ended June 30, 2010 and 2009, four-month period ended June 30, 2010, two-month period ended February 28, 2010, and the six-month period ended June 30, 2009. The results of operations for interim periods are not necessarily indicative of results to be expected for an entire year.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(2) Emergence from Reorganization Proceedings and Related Events

        On April 7, 2009 (the "Petition Date"), Aventine Renewable Energy Holdings, Inc. and all of its direct and indirect subsidiaries (collectively, the "Debtors"), filed voluntary petitions with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") to reorganize under Chapter 11 of the United States Code (the "Bankruptcy Code"). On January 13, 2010, the Debtors filed the First Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code dated as of January 13, 2010 (as modified, the "Plan"). The Plan was confirmed by order entered by the Bankruptcy Court on February 24, 2010 (the "Confirmation Date") and became effective on March 15, 2010 (the "Effective Date"), the date on which the Company emerged from protection under Chapter 11 of the Bankruptcy Code.

        Accounting Standards Codification ("ASC") Section 852, Reorganizations, which is applicable to companies in Chapter 11, generally does not change the manner in which financial statements are prepared while the company remains in Chapter 11. However, ASC 852 does require that the financial statements for periods subsequent to the filing of a Chapter 11 petition and prior to the Effective Date distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses (including professional fees), realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the consolidated statements of operations. The consolidated balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by the Plan must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, cash provided by reorganization items must be disclosed separately in the condensed consolidated statement of cash flows. ASC 852 became effective for Aventine on April 7, 2009, and Aventine segregated those items as outlined above for all applicable reporting periods subsequent to such date through the Effective Date.

Fresh Start Accounting and Selection of Convenience Date

        The Company emerged from bankruptcy on March 15, 2010. In accordance with ASC 852, Reorganizations, the Company adopted fresh start accounting and adjusted the historical carrying value of its assets and liabilities to their respective fair values at the Effective Date. Simultaneously, the Company determined the fair value of its equity at the Effective Date. The Company selected an accounting convenience date proximate to the Effective Date for purposes of making the aforementioned adjustments to historical carrying values (the "Convenience Date"), because the activity between the Effective Date and the Convenience Date does not result in a material difference in the results. The Company selected a Convenience Date of February 28, 2010. As a result, the Company recorded fresh start accounting adjustments to historical carrying values of assets and liabilities as of February 28, 2010 using market prices, discounted cash flow methodologies based primarily on observable market information and, to a lesser extent, on unobservable market information, and other techniques. The fresh start accounting adjustments are reflected in the balance sheet at February 28, 2010 and in the statement of operations for the two months ended February 28, 2010. The Statements of Operations for the three-month and four-month periods ended June 30, 2010 reflect the results of successor operations.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(2) Emergence from Reorganization Proceedings and Related Events (Continued)

        The Company's adoption of fresh start accounting results in the Company becoming a new entity as of the Effective Date, with a new capital structure, a new accounting basis in the identifiable assets and liabilities assumed and no retained earnings or accumulated losses. The consolidated financial statements on or after March 1, 2010 are not comparable to the consolidated financial statements prior to that date. The financial statements for the periods ended prior to February 28, 2010 do not include the effect of any changes in our capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting.

        Fresh start accounting provides, among other things, for a determination of the value to be assigned to the equity of the emerging company as of the Effective Date. Reorganization equity value represents the Company's estimate of the amount a willing buyer would pay for the Company's net assets immediately after the reorganization. This amount (approximately $219.9 million) was determined by Company management with assistance from an independent financial advisor, who developed the enterprise value using a combination of the following three measurement methodologies: 1) comparable public company analysis, 2) discounted cash flow analysis, and 3) precedent transactions analysis. This amount was determined based, in part, on economic, competitive, and general business conditions prevailing at the time. Descriptions of the different valuation methodologies are as provided below.

  Comparable Public Company Analysis

        A comparable public company analysis estimates value based on a comparison of the target company's financial statistics with the financial statistics of public companies that are similar to the target company. It establishes a benchmark for asset valuation by deriving the value of "comparable" assets, standardized using a common variable such as revenues, earnings, cash flows and operating capacity. The analysis includes a detailed multi-year financial comparison of each company's income statement, balance sheet, cash flow statement and operating capacity. In addition, each company's performance, profitability, margins, leverage and business trends are also examined. Based on these analyses, a number of financial multiples and ratios are calculated to gauge each company's relative performance and valuation.

  Precedent Transactions Analysis

        Precedent transactions analysis estimates value by examining publicly announced merger and acquisition transactions. An analysis of the disclosed purchase price as a multiple of various operating statistics (particularly total annual production capacity in the case of the ethanol industry) reveals industry acquisition multiples for companies in similar lines of businesses to the Company. These transaction multiples are calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to the Debtors. These multiples are then applied to the Debtors' annual production capacity to determine the total enterprise value or value to a potential buyer.

  Discounted Cash Flow Approach

        The discounted cash flow ("DCF") valuation methodology relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF methodology is a "forward looking" approach that discounts the expected future cash flows by a

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(2) Emergence from Reorganization Proceedings and Related Events (Continued)

theoretical or observed discount rate determined by calculating the weighted average cost of debt and equity capital ("WACC") for publicly traded companies that are similar to the Debtors. The expected future cash flows have two components: the present value of the projected unlevered after-tax free cash flows for a determined period and the present value of the terminal value of cash flows (representing firm value beyond the time horizon of the financial projections). The projected cash flows were discounted from the financial projections using the Debtors' estimated WACC, and the terminal value of the Debtors was calculated using a per gallon multiple of operating capacity as is consistent with industry practice.

        In performing the Comparable Public Company Analysis, it was determined that only one publicly available ethanol company is generally comparable to the Company. Several ethanol producers were deemed not comparable or not usable for the purposes of the valuation because (i) their equity is privately held; (ii) ethanol production makes up less than 10% of sales and/or (iii) the companies are distressed. For this reason, it was determined that the discounted cash flow analysis and precedent transactions analysis were the most pertinent valuation methodologies for the purpose of valuing the Company. Accordingly, the discounted cash flow analysis and the precedent transactions analysis were each weighted at 40% and the comparable companies' analysis was weighted at 20% in estimating the Company's enterprise value.

        The balance sheet reorganization adjustments presented below summarize the impact of the Plan and the adoption of fresh start accounting as of February 28, 2010.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(2) Emergence from Reorganization Proceedings and Related Events (Continued)

AVENTINE RENEWABLE ENERGY HOLDINGS, INC. AND SUBSIDIARIES
REORGANIZED CONDENSED CONSOLIDATED BALANCE SHEET

	February 28, 2010
(In thousands)	Predecessor	Reorganization Adjustments(1)		Fresh Start Adjustments		Successor
ASSETS
Current assets:
Cash and cash equivalents	$66,866	$18,373	(2)	$—		$85,239
Accounts receivable	8,163	(1,000)	(3)	—		7,163
Inventories	22,694	—		2,526	(12)	25,220
Income taxes receivable	5,975	—		—		5,975
Prepaid expenses and other current assets	5,423	(1,210)	(4)	—		4,213

Total current assets	109,121	16,163		2,526		127,810
Property, plant and equipment, net	587,103	1,700	(2)	(379,970)	(12)	208,833
Restricted cash	7,452	7,832	(2)	—		15,284
Available for sale securities	6,207	—		—		6,207
Other assets	9,860	734	(5)	(4,423)	(12)	6,171

Total assets	$719,743	$26,429		$(381,867)		$364,305

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$42,765	$(37,513)	(2)(6)	$—		$5,252
Accounts payable	16,588	1,637	(7)	1,281	(12)	19,506
Accrued liabilities	2,327	—		—		2,327
Other current liabilities	6,837	—		—		6,837

Total current liabilities	68,517	(35,876)		1,281		33,922
Pre-petition liabilities subject to compromise	358,790	(358,790)	(9)	—		—
Long-term debt	—	98,119	(2)	6,881	(12)	105,000
Deferred tax liabilities	2,936	—		—		2,936
Other long-term liabilities	31,069	(28,545)	(10)	—		2,524

Total liabilities	461,312	(325,092)		8,162		144,382
STOCKHOLDERS' EQUITY
Common stock	44	(37)	(11)	—		7
Additional paid-in capital	294,670	(74,754	)(11)	—		219,916
Retained earnings (deficit)	(38,657)	426,312	(11)	(387,655)	(13)	—
Accumulated other comprehensive income	2,374	—		(2,374)	(13)	—

Total shareholders' equity (deficit)	258,431	351,521		(390,029)		219,923

Total liabilities and stockholders' equity	$719,743	$26,429		$(381,867)		$364,305

Explanatory Notes

(1)
Represents amounts recorded on the Effective Date for the implementation of the Plan, including the settlement of liabilities subject to compromise and related payments, the issuance of new debt and repayment of old debt, distributions of cash and new shares of common stock, and the cancellation of Predecessor's common stock.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(2) Emergence from Reorganization Proceedings and Related Events (Continued)

(2)
Cash effects of the Plan:

Proceeds from Issuance of senior secured notes	$98,119
Payment of principal on secured revolving credit facility	(27,765)
Payment of interest and fees on secured revolving credit facility	(206)
Payment of principal on debtor-in-possession debt facility	(15,000)
Payment of interest on debtor-in-possession debt facility	(96)
Payment of secured claims to Kiewit Energy Company on expansion projects at Aurora, NE and Mt. Vernon, IN	(17,931)
Represents payment to Applied Process Technology International LLC for license agreements which provide the Company with all of the rights to the Delta-T Technology necessary to construct and operate the ethanol expansion facilities at Aurora West and Mt. Vernon	(1,700)
Fund additional restricted cash	(7,832)
Payments of priority and other secured claims and cure amounts	(4,876)
Payment of professional fees	(4,340)

Net change in cash and cash equivalents	$18,373

  This entry records the proceeds from the issuance of senior secured notes and the payment of certain bankruptcy obligations in accordance with the Plan. Cash of $7.8 million reclassified to restricted cash represents amounts held in escrow accounts pending final resolution from the Bankruptcy Court.

(3)
The Company set-off $1.0 million of receivables from a certain customer against $1.7 million of payables due to the same counterparty, resulting in a net payout of $0.7 million to the customer/vendor, as discussed further in footnote (7) below.

(4)
Represents the write-off of the prepaid directors and officers insurance balance for the predecessor company of $1.6 million, plus $0.3 million reclassification of debt issuance costs related to the issuance of the senior secured notes and the new secured revolving credit facility to Other Assets, offset by the addition of a deposit on title insurance pertaining to the Aurora West expansion facility of $0.7 million

(5)
Represents the $0.7 million of debt issuance costs pertaining to the senior secured notes and the new secured revolving credit facility, of which $0.3 million was reclassified from Prepaid Expenses and Other Current Assets.

(6)
As noted above in explanatory note (2), the Company paid in full the $27.8 million pre-petition secured revolving credit facility and the $15.0 million debtor-in-possession loan, along with $0.3 million representing all respective accrued interest on said loans, in accordance with the Plan. Offsetting these reductions in debt, the Company issued a $5.3 million note payable due to Kiewit Energy as partial satisfaction of Kiewit Energy's secured claim on the Aurora West ethanol expansion facility.

(7)
The increase consisted of $1.6 million of accrued priority, secured, and cure amounts not yet paid to claimants, $0.7 million of accrued Class 7 convenience claims also not yet paid to claimants, the $1.0 million accrued professional fee payable to a court-appointed financial advisor, all of which was offset by a $1.7 million reduction in payable due to a certain vendor/customer as discussed more thoroughly in footnote (3) above.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(2) Emergence from Reorganization Proceedings and Related Events (Continued)

(8)
Reconciliation of enterprise value to determination of equity:

Total enterprise value	$240,000
Successor company cash balance at February 28, 2010	85,239
Accrued plan effects payments	(5,348)
Kiewit note	(5,252)
Restricted cash available upon emergence	10,284
Fair value of senior secured notes due March 15, 2015	(105,000)

Total shareholder's equity	$219,923

(9)
Represents the disposition of liabilities subject to compromise:

Liabilities subject to compromise discharged at emergence:
Accrued interest	$6,134
10% senior unsecured notes due 2017	117,897
Class 6 General Unsecured Claims	18,637
Class 7 Convenience Claims	1,302

$143,970

Liabilities subject to compromise paid in cash or settled via equity share distribution
Accrued interest on Notes (equity shares)	$9,366
10% senior unsecured notes due 2017 (equity shares)	182,103
Class 6 General Unsecured Claims (equity shares)	28,454
Class 7 Convenience Claims (paid or accrued for payment)	701

$220,624

Unamortized issuance costs of 10% senior unsecured note	$(5,804)

Total Disposition of Liabilities Subject to Compromise	$358,790

(10)
Due to the payment of priority and secured claims and cure amounts in accordance with the Plan, the Company recorded a $28.5 million reduction in other long-term liabilities under Plan Effects as follows:

Changes in Other Long-Term Liabilities
Partial settlement of the Kiewit Aurora West Secured Claim	$10,000
Payment in full of Kiewit Mt. Vernon Secured Claim	7,931
Issuance of a short-term Kiewit Note as partial settlement of the Kiewit Aurora West Secured Claim	5,252
Payment of Collateral for Public Utility Mt. Vernon Lien	1,894
Reclassification of Unpaid Priority, Secured, and Cure Amounts to Accounts Payable	1,582
Payment of Employee-related Priority Administrative Claims	937
Payment of Cure Amounts for Assumed Contracts	420
Payments of Other Secured Claims	333
Payment of Other Priority Administrative Claims Payments	196

Total	$28,545

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(2) Emergence from Reorganization Proceedings and Related Events (Continued)

(11)
Plan Effects adjustments to Stockholder's Equity include the following:

•
Gain due to plan effects in the first quarter of 2010 of $136.6 million related to implementation of the Plan consisted of $144.0 million of liabilities subject to compromise which were discharged upon emergence less $5.8 million of unamortized debt issuance costs on the 10% senior unsecured notes and $1.6 million related to the write-off of Predecessor prepaid directors and officer insurance.

•
Elimination of predecessor equity balances comprised of:

•
common stock of $44 thousand,

•
additional paid-in capital of $294.7 million

•
Issuance of successor common stock comprised of:

•
common stock of $7 thousand

•
additional paid-in capital of $219.9 million

•
Adjustments to retained earnings of $426.3 million resulting from the net impact of all other plan effects.

(12)
The significant assumptions related to adjusting our assets and liabilities to fair value in connection with fresh start accounting include the following:

        Cash, Accounts Receivable, Prepaid Assets and Other Current Assets, Accrued Liabilities, and Other Current Liabilities—We evaluated the fair value of financial instruments represented in current assets and current liabilities, including cash, accounts receivable, prepaid assets and other current assets, accrued liabilities, and other current liabilities. Based upon our evaluations, we concluded that the carrying value approximates fair value of these financial instruments due to their short maturities or variable-rate nature of the respective balances.

        Restricted Cash, and Other Long-Term Liabilities—We evaluated the fair value of restricted cash and other long-term liabilities. The restricted cash balances are held in interest-bearing accounts and we therefore concluded that the carrying value approximates fair value. The other long-term liabilities principally represent company obligations related to pension and retiree medical costs. Such liabilities are calculated using various assumptions including an assumed discount rate which we believe is reasonable, and we therefore concluded that carrying value of such long-term liabilities approximates fair value.

        Inventories—Inventories consist primarily of agricultural and energy-related commodities including corn, ethanol, and coal. The fair value of these commodities was determined through reference to prices that were publicly available at the time, as adjusted for physical location.

        Property, plant and equipment—Property, plant and equipment was valued at fair value of approximately $208.8 million as of February 28, 2010. The Company determined fair value with the assistance of an independent valuation firm. In establishing fair value for the vast majority of the Company's property, plant and equipment, the cost approach was utilized. The cost approach considers the amount required to replace an asset by constructing or purchasing a new asset with

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(2) Emergence from Reorganization Proceedings and Related Events (Continued)

  similar utility, then adjusts the value in consideration of all forms of depreciation as of the appraisal date as described below:

    •
    Physical depreciation—the loss in value or usefulness attributable solely to use of the asset and physical causes such as wear and tear and exposure to the elements.

    •
    Functional obsolescence—a loss in value is due to factors inherent in the asset itself and due to changes in technology, design or process resulting in inadequacy, overcapacity, lack of functional utility or excess operating costs.

    •
    Economic obsolescence—loss in value by unfavorable external conditions such as economics of the industry or geographic area, or change in ordinances.

    The cost approach relies on management's assumptions regarding current material and labor costs required to rebuild and repurchase significant components of our property, plant and equipment along with assumptions regarding the age and estimated useful lives of our property, plant and equipment.

            Other Assets—Other assets include a long-term deposit for utilities against which the Company may apply certain future natural gas transportation charges. The fair value of this deposit was determined based upon a discounted cash flow model for which the significant inputs include the Company's estimated purchase timing and amount of natural gas, and the discount rate estimated to be 13%. If the Company had applied a discount rate of 1% higher or lower, the fair value of the asset would have decreased or increased by $168 thousand or $177 thousand, respectively.

            Accounts Payable—Accounts payable include an estimated liability associated with an off-market coal purchase contract which continues throughout 2010. The fair value of this contract was determined through reference to coal prices that were publicly available at the time, as adjusted for physical location. This liability will be amortized to income as the related coal purchases affect the cost of production. For other accounts payable items, we evaluated such liabilities to determine fair value and concluded that the carrying value approximates fair value of these financial instruments due to their short maturities or variable-rate nature of the respective balances.

            Long-Term Debt—Long-term debt was valued at fair value with the assistance of an independent valuation firm based on an analysis of market interest rates for guideline companies with similar debt and terms, interest rates for companies recently emerged from bankruptcy, and interest rates based on a synthetic debt rating. Based on this analysis, we determined that a range of market interest rate for our $105 million of senior secured notes would be from 11.5% to 14.5%. Based on the stated rate of the senior secured notes of 13% combined with the option to pay a portion of the interest in kind, we deemed the fair value to be the face value of the notes of $105 million. If the interest rate was 1% higher or lower, the fair value of the debt would have increased or decreased by $1.2 million respectively.

    All fresh start adjustments noted above represent non-recurring fair value measurements and have been treated as non-cash adjustments in the consolidated statement of cash flows.

(13)
Adjustments required in order to report assets and liabilities at fair value under fresh start accounting resulted in a pre-tax charge of $387.7 million, which we reported as a loss due to fresh start accounting adjustments in the consolidated statement of operations for the two months ending February 28, 2010.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(2) Emergence from Reorganization Proceedings and Related Events (Continued)

  In addition, we eliminated the balance of accumulated other comprehensive gains (net of losses) totaling $2.4 million, which we classified as a loss within reorganization items in the consolidated statement of operations for the two months ending February 28, 2010.

(3) Recent Accounting Pronouncements

        In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, Fair Value Measurements and Disclosures, which adds new disclosure requirements for transfers into and out of Levels 1 and 2 in the fair value hierarchy and additional disclosures about purchases, sales, issuances, and settlements relating to Level 3 fair value measurements. This ASU also clarifies existing fair value disclosures about the level of disaggregation about inputs and valuation techniques used to measure fair value. The ASU is effective for the Company as of January 1, 2010, except for the requirement to provide the Level 3 activity on a gross basis, which is effective as of January 1, 2011. As the new guidance only pertained to disclosures, it had no impact on our consolidated financial position, results of operations or cash flows upon adoption. See Notes 2 and 10 for further discussion of fair value measurements.

        In February 2010, the FASB issued authoritative guidance to define SEC filer within the FASB Accounting Standards Codification and eliminate the requirement for a SEC filer to disclose the date through which subsequent events have been evaluated in order to remove potential conflicts with current SEC guidance. We adopted the FASB guidance on the date of issuance, February 24, 2010. As the new guidance only pertained to disclosures, it had no impact on our consolidated financial position, results of operations or cash flows upon adoption. See Note 24 for further discussion.

(4) Inventories

        Inventories are as follows:

	Successor	Predecessor
(In thousands)	June 30, 2010	December 31, 2009
Finished products	$14,419	$16,409
Work-in-process	1,911	2,430
Raw materials	2,308	2,938
Supplies	1,345	2,460

Totals	$19,983	$24,237

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(5) Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets are as follows:

	Successor	Predecessor
(In thousands)	June 30, 2010	December 31, 2009
Prepaid insurance	$1,988	$3,257
Prepaid inventory	1,225	1,197
Prepaid benefits	615	279
Prepaid utility deposits	926	926
Other prepaid expenses	697	778
Other current assets	1,148	886

Totals	$6,599	$7,323

(6) Short-term borrowings

        The following table summarizes the Company's short-term borrowings:

	Successor	Predecessor
(In thousands)	June 30, 2010	December 31, 2009
Secured revolving credit facility with JPMorgan Chase Bank	$—	$27,765
Debtor-in-possession debt facility	—	15,000
Senior secured revolving credit facility with PNC Bank	—	—
Note payable—Kiewit	—	—

Total short-term borrowings	$—	$42,765

Secured Revolving Credit Facility with JPMorgan Chase Bank

        As of December 31, 2009, $9.6 million in letters of credit and $27.8 million in revolving loans were outstanding under our pre-petition amended secured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent and a lender. As a result of the bankruptcy proceedings, all the commitments under the Company's pre-petition amended secured revolving credit facility automatically terminated, and the principal of the loans and the reimbursement obligations then outstanding, together with accrued interest thereon and any unpaid fees and all other obligations of the borrowers accrued under the applicable loan documents, became immediately due and payable, subject to the automatic stay provisions of Section 362 of the Bankruptcy Code. As a result, there was no longer any liquidity available to us under the pre-petition amended secured revolving credit facility. Amounts owed at December 31, 2009 under the Company's pre-petition amended secured revolving credit facility were not included in "pre-petition liabilities subject to compromise" as the secured debt was adequately collateralized. The pre-petition amended secured revolving credit facility was collateralized by a first security lien on essentially all of the Company's assets, except for assets of the Mt. Vernon facility. The Company continued to accrue and pay interest on this credit facility in accordance with the Bankruptcy Court's final debtor-in-possession ("DIP") financing order. As of December 31, 2009, the Company held a restricted cash account totaling $7.0 million providing collateral protection to the pre-petition lenders for certain outstanding letters of credit issued under this facility as provided for in a stipulation

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(6) Short-term borrowings (Continued)

agreement among the Company, its pre-petition secured lenders, and the lenders under the Debtors' post-petition debtor in possession credit facility (the "DIP Lenders").

        Prior to the Petition Date, borrowings on the pre-petition amended secured revolving credit facility generally bore interest, at our option, at the following rates (i) the Eurodollar rate or the LIBO rate plus a margin of 4.5%, with a LIBO rate minimum of 3%, or (ii) the greater of the prime rate or the federal funds rate plus 0.50% (with a minimum rate of LIBOR plus 2.25%), plus a margin of 3.25%. In addition, the following fees were also applicable: an unused commitment fee of 0.50% on unused borrowing availability, an outstanding letters of credit fee of 4.625%, and administrative and legal costs.

        Effective with the Petition Date, the interest rate on the pre-petition amended secured revolving credit facility reverted to a default rate of 10.5% per annum, while fees for outstanding letters of credit reverted to a default rate of 6.625% per annum. Accrued interest and other fees were paid monthly.

        The balances owed on this credit facility were paid in full on the Effective Date. At June 30, 2010, the Company had $6.3 million in letters of credit outstanding as issued by the pre-petition lenders. The $6.3 million outstanding letters of credit were collateralized by $7.8 million in a restricted cash account.

Debtor-in-possession Credit Facility

        On April 7, 2009, the DIP Lenders entered into a DIP term sheet for a $30 million Debtor-in-Possession Credit Facility (the "DIP Facility") with the Debtors.

        As of December 31, 2009, the Company had drawn $15 million of its $30 million DIP Facility. The DIP Facility and the Final DIP Order provided for a first priority term loan in a maximum aggregate principal amount of up to $30 million. Proceeds of the DIP Facility could be used, among other things, to (i) fund the working capital and general corporate needs of the Company and the costs of the bankruptcy proceedings in accordance with an approved budget, and (ii) provide adequate protection, in accordance with the terms of the DIP Facility, to the pre-petition agent and pre-petition lenders under the Company's existing pre-petition amended secured revolving credit facility. The DIP Facility bore interest at 16.5%. The maturity date of the DIP Facility was April 6, 2010, or upon the occurrence of certain pre-defined events including emergence from bankruptcy. The DIP Facility was secured by a super-priority administrative expense claim on our assets. As of December 31, 2009, the Company was in compliance with the terms of the DIP Facility. The Company accrued and paid interest expense on this DIP Facility in accordance with the Bankruptcy Court's Final DIP Order.

        In accordance with the terms of the Plan, the balances owed on the DIP Facility were paid in full on the Effective Date.

Senior Secured Revolving Credit Facility with PNC Bank

        Pursuant to the Plan, on the Effective Date, the Company and its subsidiaries, as borrowers, entered into a Revolving Credit and Security Agreement (the "Revolving Credit Agreement") with PNC Bank, National Association, as lender and as agent ("PNC"), providing for a $20 million revolving credit facility (the "Revolving Facility"). Amounts under the Revolving Facility may be borrowed, repaid and reborrowed with all amounts outstanding due and payable on March 14, 2013. The maximum amount outstanding under the Revolving Facility is limited by the amount of eligible receivables and eligible inventory of the borrowers. The Revolving Credit Agreement contains mandatory prepayment requirements in certain circumstances upon the sale of certain collateral, subject

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(6) Short-term borrowings (Continued)

to the ability to reborrow revolving advances. Termination of the Revolving Facility is subject to a prepayment premium if terminated more than 90 days prior to the third anniversary of the Revolving Facility.

        Amounts outstanding under the Revolving Facility bear interest at a floating rate equal to, at the option of the Company, the alternate base rate (approximates Fed Funds Open Rate plus 0.5%) plus 3.00% or the Eurodollar rate plus 6.00%. The Company will pay a commitment fee of 1.00% per annum for unused committed amounts under the Revolving Facility. Interest is due monthly in arrears with respect to alternate base rate loans and at the end of each interest period with respect to Eurodollar rate loans. For Eurodollar rate loans with interest periods greater than three months, interest is payable every three months from the first day of such interest period and on the last day of such interest period.

        Up to $12 million of the Revolving Facility may be applied to letters of credit. Issued letters of credit reduce availability under the Revolving Facility. If issued and outstanding letters of credit under the Revolving Facility exceed the borrowing base of eligible receivables and inventory, the Company would be required to provide additional cash collateral to cover any borrowing base shortfall. The Company will pay a fee for issued and undrawn letters of credit at 6.00% per annum of the average daily face amount of each outstanding letter of credit and a per annum fronting fee of 0.25% payable quarterly.

        The Revolving Credit Agreement contains, and the Company and its subsidiaries will be required to comply with, customary covenants for facilities of this type, such as (i) affirmative covenants as to maintenance of existence, compliance with laws, preservation of collateral, environmental matters, insurance, payment of taxes, access to books and records, use of proceeds, maintenance of cash management systems, priority of liens in favor of the lenders, maintenance of assets and monthly, quarterly, annual and other reporting obligations, and (ii) negative covenants, including limitations on liens, additional indebtedness, loans, guarantees, dividends, nature of business, transactions with affiliates, investments, asset dispositions, capital expenditures, mergers and consolidations, formation of subsidiaries, accounting changes and amendments to constituent documents.

        The Revolving Credit Agreement includes customary events of default for facilities of this type, including (i) failure to pay principal, interest or other amounts when due, (ii) breach of representations and warranties, (iii) breach of covenants, (iv) bankruptcy, (v) occurrence of a material adverse effect, (vi) cross-default to other indebtedness, (vii) judgment default, (viii) invalidity of any loan document, (ix) failure of liens to be perfected, (x) the occurrence of a change of ownership, (xi) loss of material licenses or permits, cessation of operations and the incurrence of certain ERISA liabilities. Upon the occurrence and continuance of an event of default, the lenders may (i) terminate their commitments under the Revolving Facility, (ii) accelerate the repayment of all of the Company's obligations under the Revolving Facility, and (iii) foreclose on the collateral granted to them.

        The Revolving Credit Agreement grants a first priority lien (subject to certain exclusions) to PNC on the Company's and its subsidiaries' (i) accounts receivable, (ii) general intangibles related to accounts receivable and inventory, (iii) intellectual property, (iv) inventory, (v) investment property, (vi) instruments related to the foregoing, (vii) deposit accounts, (viii) letters of credit, (ix) money, (x) letter-of-credit rights, (xi) books and records, and (xii) all proceeds of the foregoing.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(6) Short-term borrowings (Continued)

        In addition to a borrowing base collateralization consisting primarily of accounts receivable and inventories, the Revolving Facility is also collateralized by a $5.0 million restricted cash account. The Company cannot count the $5.0 million restricted cash account in its borrowing base.

        Total liquidity at June 30, 2010 was $56.1 million, comprised of $50.2 million in cash and cash equivalents and $5.9 million availability under our Revolving Facility. As of June 30, 2010, there were no amounts drawn against the Revolving Facility, and no outstanding letters of credit issued under our Revolving Facility.

Note payable—Kiewit

        Pursuant to the Plan, on the Effective Date, the Company issued a note payable to Kiewit Energy Company for the principal amount of $5.3 million (the "Kiewit Note"). The Kiewit Note bore interest at the rate of 5.00% per annum, compounded semi-annually, and matured on the earlier of (a) March 17, 2014 or (b) 120 days after the date on which the Company's Aurora West ethanol facility was completed and operating at 90% of nameplate capacity. Nameplate capacity was defined as production capacity of 108 million gallons per year of un-denatured ethanol.

        On April 30, 2010 the Company paid the Kiewit Note payable to Kiewit Energy Company for $5.3 million.

(7) Long-term debt

        The following table summarizes the Company's long-term debt:

	Successor	Predecessor
(In thousands)	June 30, 2010	December 31, 2009
Senior unsecured 10% notes due April 2017	$—	$300,000
Senior secured 13% notes due March 2015	105,000	—

	105,000	300,000
Less: reclassification to pre-petition liabilities subject to compromise	—	(300,000)

Long-term debt, net	$105,000	$—

Senior Unsecured Notes

        As of December 31, 2009, the Company had outstanding $300 million aggregate principal amount of senior unsecured notes. The senior unsecured notes were issued pursuant to an indenture dated as of March 27, 2007, between the Company and Wells Fargo Bank, N.A., as trustee and were exchanged for registered notes with the same terms on August 10, 2007. The senior unsecured notes are general unsecured obligations of the Company and its subsidiaries. In April 2009, Deutsche Bank National Trust Company replaced Wells Fargo Bank as Successor Indenture Trustee. As a result of the bankruptcy proceedings, the outstanding principal amount of the senior unsecured notes and accrued interest thereon became immediately due and payable, and such notes were reclassified to "pre-petition liabilities subject to compromise" (see Note 12). The Company discontinued the accrual of interest on the senior unsecured notes beyond the Petition Date. Contractual interest expense not recorded from

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(7) Long-term debt (Continued)

April 8, 2009 through December 31, 2009 would have totaled $21.9 million. Contractual interest expense not recorded from January 1, 2010 through March 15, 2010 would have totaled $6.3 million.

Senior Secured Notes

        Pursuant to the Plan, on the Effective Date, the Company issued and sold an aggregate of $105 million principal amount of 13% senior secured notes due 2015 (the "Notes"). The Notes were issued under an indenture (the "Indenture") dated as of the Effective Date among the Company, each of the Company's direct and indirect wholly-owned subsidiaries, as guarantors (the "Guarantors"), and Wilmington Trust FSB, as trustee (in such capacity, the "Trustee") and collateral agent (in such capacity, the "Collateral Agent"), in a private transaction that was not subject to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Notes accrue interest at a rate of 13% for cash interest payments and 15% if the Company elects paid-in-kind ("PIK") interest payments. The Company may elect, prior to each interest payment date, to make each interest payment on the Notes (i) entirely in cash or (ii) 8/15 in cash and 7/15 in PIK interest. The Notes are fully and unconditionally guaranteed by the Guarantors. The Company will pay interest on the Notes quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, starting on June 15, 2010. The Notes mature on March 15, 2015. The Indenture permits the Company to issue additional Notes from time to time up to an aggregate principal amount of $50 million. The Company will use the net proceeds from the issuance of the Notes to fund payments required to be made pursuant to the Plan, and for working capital and general corporate purposes.

        The Notes and the guarantees of the Guarantors are secured by a first-priority lien on substantially all of the Company's and the Guarantors' assets (with certain exceptions) and by a second-priority lien on the Company's and the Guarantors' assets that are subject to the first-priority lien granted under the Revolving Facility, as described in Note 6.

        The Indenture contains various covenants that, subject to certain exceptions, among other things, limit or restrict the Company's (and, in certain cases, the Guarantors' or the Company's restricted subsidiaries') ability to (i) incur or assume additional debt or provide guarantees in respect of obligations of other persons, (ii) issue convertible stock and preferred stock, (iii) pay dividends or distributions or redeem or repurchase capital stock, (iv) prepay, redeem or repurchase debt, (v) make loans and investments, (vi) incur certain liens, (vii) impose limitations on dividends, loans or asset transfers from its subsidiaries, (viii) sell or otherwise dispose of assets, including capital stock of its subsidiaries, (ix) consolidate or merge with or into, or sell substantially all of its assets to, another person, (x) enter into transactions with affiliates, and (xi) impair the security interest in the collateral securing the Notes.

        If a change of control of the Company occurs, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $2 thousand or an integral multiple of $1 thousand in excess of $2 thousand) of that holder's Notes for an amount in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes repurchased to the date of repurchase.

        The Company must offer to repurchase the Notes at 100% of the principal amount of the Notes repurchased plus accrued and unpaid interest on the Notes repurchased to the date of repurchase if the aggregate sum of proceeds received by the Company from certain assets sales and events of loss and that are not used pursuant to the terms of the Indenture exceeds $5 million.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(7) Long-term debt (Continued)

        The Company may redeem the Notes in whole or in part prior to their maturity date for a premium to the outstanding principal amount, as provided in the Indenture.

        The Indenture also provides for customary events of default, such as (i) failure to make payments when due, (ii) noncompliance with covenants, and (iii) occurrence of certain bankruptcy proceedings. If an event of default occurs and is continuing, the Trustee or the holders of 25% in aggregate principal amount of the outstanding Notes may accelerate payment of the principal of, and any accrued interest on, the Notes. If an event of default occurs and is continuing or if the Company or the Guarantors do not comply with certain of their obligations under the registration rights agreement, interest on the Notes will accrue at an additional 2% per annum.

        The Notes and the guarantees rank equally in right of payment with all of the Company's and the Guarantors' existing and future senior indebtedness, including indebtedness incurred under the Revolving Credit Agreement (see Note 6), and senior to all of the Company's and the Guarantors' existing and future subordinated indebtedness.

        The following is a schedule of required debt payments due during each of the next five years and thereafter, as of June 30, 2010:

(In thousands)	June 30
2011	$—
2012	—
2013	—
2014	—
2015	105,000

Total long-term debt payments	$105,000

(8) Other Current Liabilities

        Other current liabilities are as follows:

	Successor	Predecessor
(In thousands)	June 30, 2010	December 31, 2009
Deferred revenue	$4,647	$4,513
Accrued sales tax	10	10
Current portion of deferred income taxes	601	—
Accrued property taxes	980	817
Other accrued operating expenses	63	65
Reserve for uncertain tax positions (see Note 18)	—	855
Accrued interest on uncertain tax positions (see Note 18)	—	19

Totals	$6,301	$6,279

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(9) Other Long-Term Liabilities

        Other long-term liabilities are as follows:

	Successor	Predecessor
(In thousands)	June 30, 2010	December 31, 2009
Unfunded postretirement benefit obligations	$1,957	1,984
Unfunded pension liability	441	442
Pre-petition liabilities not compromised	—	11,501
Reserve for uncertain tax positions (see Note 18)	82	—
Accrued interest on uncertain tax positions (see Note 18)	19	—

Totals	$2,499	$13,927

(10) Fair Value Measurements

        ASC 820 establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires that fair value measurements be classified and disclosed in one of the following three categories:

  •
  Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  •
  Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

  •
  Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

        The following table summarizes the valuation of our financial instruments which are carried at fair value by the above ASC 820 pricing levels as of June 30, 2010:

	Fair Value Measurements at the Reporting Date Using
(in thousands)	Fair Value at June 30, 2010	Quoted Prices in Active Markets Using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$50,177	$50,177	$—	$—
Available for sale securities	$3,740	$3,740	$—	$—
Derivative contracts	$707	$707	$—	$—

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(10) Fair Value Measurements (Continued)

        The following table summarizes the valuation of our financial instruments which were carried at fair value by the above ASC 820 pricing levels as of December 31, 2009:

	Fair Value Measurements at the Reporting Date Using
(in thousands)	Fair Value at December 31, 2009	Quoted Prices in Active Markets Using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$52,585	$52,585	$—	$—
Available for sale securities	$5,442	$5,442	$—	$—

        The Company did not hold any financial assets requiring the use of Level 2 or Level 3 inputs at June 30, 2010 or December 31, 2009.

        The Company recorded net gains of $0.3 million, $0.0 million, $0.4 million, $0.0 million, and $1.2 million, respectively, for the three-month periods ended June 30, 2010 and 2009, the four-month period ended June 30, 2010, the two-month period ended February 28, 2010, and the six-month period ended June 30, 2009, under "Gain (loss) on derivative transactions" in the unaudited Condensed Consolidated Statements of Operations for the changes in the fair value of its derivative financial instrument positions it held during the respective periods.

        The Company recorded a loss of $1.5 million, a gain of $1.3 million, a loss of $2.5 million, a gain of $0.8 million, and a gain of $1.7 million for the three-month periods ended June 30, 2010 and 2009, the four-month period ended June 30, 2010, the two-month period ended February 28, 2010, and the six-month period ended June 30, 2009, respectively, under other accumulated comprehensive loss in the Consolidated Balance Sheet for the changes in the fair value of its available for sale securities. At each reporting date, the Company performs an evaluation of impaired equity securities to determine if the unrealized loss is other-than-temporary. This evaluation considers a number of factors including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer and management's ability and intent to hold the securities until fair value recovers. The assessment of the ability and intent to hold these securities to recovery focuses on liquidity needs, asset / liability management objectives and securities portfolio objectives. Based on the results of this evaluation, management concluded that as of June 30, 2010, the unrealized losses related to equity securities are temporary.

        The carrying value of other financial instruments, including cash, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short maturities or variable-rate nature of the respective balances. The following table presents the other financial instruments that are not carried at fair value but which require fair value disclosure as of June 30, 2010 and December 31, 2009.

	Successor		Predecessor
	As of June 30, 2010		As of December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior unsecured notes payable	$—	—	$(300,000))	(267,000)
Senior secured notes payable	$(105,000)	(105,000)	$—	—

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(10) Fair Value Measurements (Continued)

        The fair values of our senior unsecured and senior secured fixed rate notes are based upon quoted closing market prices at the end of the period.

(11) Reorganization Items

        ASC 852, Reorganizations, requires separate disclosure of reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees directly related to the process of reorganizing the Company under Chapter 11. The Company's reorganization items for the three months ended June 30, 2009, two months ended February 28, 2010, and six months ended June 30, 2009 consisted of the following:

	Predecessor	Predecessor	Predecessor
(in thousands)	Three months ended June 30, 2009	Two months ended February 28, 2010	Six months ended June 30, 2009
Provision for rejected executory contracts and leases	$39,684	$9,590	$39,684
Professional fees directly related to reorganization	3,118	8,776	3,118
Other(a)	(53)	1,916	(53)

Total reorganization items	$42,749	$20,282	$42,749

(a)
Other includes new claims allowed as cure settlements and priority claims and secured claims and other adjustments.

        No additional reorganization expense will be recognized after February 28, 2010.

(12) Pre-Petition Liabilities Subject to Compromise

        Pre-petition liabilities subject to compromise refers to unsecured obligations that were accounted for under the Plan. Generally, actions to enforce or otherwise effect payment of pre-Chapter 11 liabilities were stayed. ASC 852, Reorganizations, requires pre-petition liabilities that are subject to compromise to be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. These liabilities represent the estimated amount expected to be allowed on known or potential claims to be resolved through the Chapter 11 process, and remain subject to future adjustments arising from negotiated settlements, actions of the Bankruptcy Court, rejection of executory contracts and unexpired leases, the determination as to the value of any potential collateral securing the claims, proofs of claim, or other events. Pre-petition liabilities subject to compromise also includes certain items that may be assumed under the Plan, and as such, may be subsequently reclassified to liabilities not subject to compromise. At hearings held in April 2009, the Bankruptcy Court granted final approval of many of the debtors first day motions covering, among other things, employee obligations, supplier relations, insurance, customer relations, business operations, certain tax matters, cash management, utilities, case management and retention of professionals. Obligations associated with these matters were not classified as pre-petition liabilities subject to compromise.

        The Company has rejected certain pre-petition executory contracts and unexpired leases with respect to the Company's operations with the approval of the Bankruptcy Court. Damages resulting from rejection of executory contracts and unexpired leases are generally treated as general unsecured

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(12) Pre-Petition Liabilities Subject to Compromise (Continued)

claims and were classified as "pre-petition liabilities subject to compromise". With certain specific exceptions, holders of pre-petition claims (excluding governmental entities holding governmental claims) were required to file proofs of claims by the "general bar date", which was September 8, 2009. A bar date is the date by which certain claims against the Company must be filed if the claimants wish to receive any distribution in the Chapter 11 cases on account of such claims. Creditors were notified of the general bar date and the requirement to file a proof of claim with the Bankruptcy Court. Differences between liability amounts estimated by the Company and claims filed by creditors are being investigated and, if necessary, the Bankruptcy Court will make a final determination of the allowed amount and priority of the claim. The determination of how liabilities would ultimately be treated could not be made until the Bankruptcy Court approved the Plan. Accordingly, the ultimate amount or treatment of such liabilities was not determinable at December 31, 2009. Amounts recorded at December 31, 2009 were the Company's best estimate of the amounts the Bankruptcy Court would allow.

        Pre-petition liabilities subject to compromise consisted of the following as of December 31, 2009:

(In thousands)	December 31, 2009
10% senior unsecured notes due 2017	$300,000
Provision for rejected executory contracts and other accruals	26,403
Pre-petition accounts payable	29,451
Accrued interest on senior unsecured notes	15,500
Unamortized issuance costs of 10% senior unsecured notes	(5,805)

Total pre-petition liabilities subject to compromise	$365,549

        Pre-petition liabilities subject to compromise include trade accounts payable related to pre-petition purchases. Accrued interest represents amounts due on the senior unsecured notes as of the Petition Date. No interest was accrued on the senior unsecured notes subsequent to the Petition Date because such amounts were not expected to become part of an allowed claim.

        All pre-petition liabilities subject to compromise have been paid, discharged, settled, or reclassified to accounts payable as of the Effective Date.

(13) Warrants

        In connection with the Plan, holders of allowed Class 9(a) Equity Interests received warrants to purchase up to an aggregate amount of 450,000 shares of common stock of the successor company at an exercise price initially set at $40.94 subject to adjustment exercisable through the earlier of March 15, 2015, or upon the occurrence of an acceleration event. Each warrant entitles the registered owner thereof to purchase one share of common stock of the successor company. During the second quarter of 2010, holders of the warrants exercised 144 of the warrants.

(14) Stock-Based Compensation Plans

        Pre-tax stock-based compensation expense for the Successor Company for the quarter ended June 30, 2010 was $1.2 million, all of which was charged to selling, general and administrative expense. The Predecessor recognized $0.3 million of pre-tax stock-based compensation expense, all charged to

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(14) Stock-Based Compensation Plans (Continued)

selling, general and administrative expense for the quarter ending June 30, 2009. Stock-based compensation reduced earnings per share by $0.00 per basic and fully diluted share for the quarter ended June 30, 2009 and by $0.08 per basic and $0.08 per fully diluted share for the Successor for the quarter ended June 30, 2010.

        The Company granted 50 thousand stock options during the quarter ended June 30, 2010 with an exercise price of $43.75.

(15) Interest Expense

        The following table summarizes interest expense:

	Successor	Predecessor	Successor	Predecessor	Predecessor
(in thousands)	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Four Months Ended June 30, 2010	Two Months Ended February 28, 2010	Six Months Ended June 30, 2009
Interest expense—senior unsecured notes	$—	$583	$—	$—	$8,083
Interest expense—senior secured notes	3,374	—	4,019	—	—
Interest expense—revolving credit facility	—	695	—	600	979
Interest expense—debtor in possession debt facility	—	520	—	502	520
Interest expense—note payable to Kiewit	34	—	34	—	—
Amortization of deferred debt issuance costs	—	483	—	313	1,405
Other	—	—	69	7	15
Capitalized interest	(1,022)	—	(1,022)	—	—

Interest Expense, net	$2,386	$2,281	$3,100	$1,422	$11,002

(16) Retirement and Pension Expense

Defined Contribution Plans

        We have 401(k) plans covering substantially all of our employees. We recognized expense with respect to these plans of $0.2 million for each of the three-month periods ended June 30, 2010 and 2009, $0.2 million for the four-month period ended June 30, 2010, $0.1million for the two-month period ended February 28, 2010, and $0.5 million for the six month period ended June 30, 2009. Contributions made under our defined contribution plans include a match, at the Company's discretion, of an employee's contribution to the plans. On March 13, 2009, we terminated 25 employees as part of a planned reduction in force. As a result of these terminations, we accelerated the vesting of the Company's matching portion of these employee's previously unvested contributions. As a result of this accelerated vesting, there was no additional expense to the Company.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(16) Retirement and Pension Expense (Continued)

Qualified Retirement Plan

        The Company provides a non-contributory qualified defined benefit pension plan for its unionized employees at our Pekin, IL production facilities. The following table summarizes the components of net periodic pension cost for the qualified pension plan:

	Successor	Predecessor	Successor	Predecessor	Predecessor
(In thousands)	Three Months Ended June 30, 2010	Three Months Ended June 30 2009	Fourth Months Ended June 30, 2010	Two Months Ended February 28, 2010	Six Months Ended June 30, 2009
Service cost	$84	$98	$112	$56	$170
Interest cost	135	130	180	87	254
Expected return on plan assets	(173)	(102)	(231)	(115)	(281)
Amortization of prior service costs	—	10	—	7	21
Amortization of net actuarial loss	—	89	—	14	89

Net periodic pension cost	$46	$225	$61	$49	$253

Postretirement Benefit Obligation

        We sponsor a healthcare plan that provides postretirement medical benefits to certain "grandfathered" unionized employees. The plan is contributory, with contributions required at the same rate as active employees. Benefit eligibility under the plan terminates at age 65.

        The following table summarizes the components of the net periodic costs for postretirement benefits:

(In thousands)	Successor Three Months Ended June 30, 2010	Predecessor Three Months Ended June 30, 2009	Successor Four Months Ended June 30, 2010	Predecessor Two Months Ended February 28, 2010	Predecessor Six Months Ended June 30, 2009
Service cost	$17	$19	$22	$12	$38
Interest cost	28	29	38	20	55
Amortization of prior service costs	—	(9)	—	(4)	(18)

Net periodic pension cost	$45	$39	$60	$28	$75

Patient Protection and Affordable Care Act

        In March 2010, the Patient Protection and Affordable Care Act ("PPACA") was enacted, potentially impacting the Company's cost to provide healthcare benefits to its eligible active and retired employees. The PPACA has both short-term and long-term implications on benefit plan standards. Implementation of this legislation is planned to occur in phases, beginning in 2010, but to a greater extent with the 2011 benefit plan year and extending through 2018.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(16) Retirement and Pension Expense (Continued)

        The Company is currently analyzing this legislation to determine the full extent of the impact of the required plan standard changes on its employee healthcare plans and the resulting costs. While the Company anticipates that costs to provide healthcare to eligible active employees and certain retired employees will increase in future years, it is uncertain at this time, how significant the increase will be.

(17) Derivative Instruments and Hedging

        Our operations and cash flows are subject to fluctuations due to changes in commodity prices. Historically, we have used derivative financial instruments to manage commodity prices. Derivatives used are primarily commodity futures contracts, swaps and option contracts.

        We apply the provisions of ASC 815, Derivatives and Hedging, for the Company's derivatives. The Company's futures contracts are not designated as hedges and, therefore, are marked to market each period, with corresponding gains and losses recorded in other non-operating income. The fair value of these derivative instruments is recognized in other current assets or liabilities in the Consolidated Balance Sheet, net of any cash received from the brokers.

        ASC 815 requires a company to evaluate contracts to determine whether the contracts are derivatives. Certain contracts that meet the literal definition of a derivative under ASC 815 may be exempted from the accounting and reporting requirements of ASC 815 as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. The Company elects to designate its forward purchases of corn and natural gas and forward sales of ethanol as normal purchases and normal sales under ASC 815. Accordingly, these contracts are not reflected in the consolidated financial statements until execution.

        We are exposed to certain risks related to our ongoing business operations. The primary risks that we manage by using forward or derivative instruments are price risk on anticipated purchases of corn, natural gas and the sale of ethanol.

        We are subject to market risk with respect to the price and availability of corn, the principal raw material we use to produce ethanol and ethanol by-products. In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions. This is especially true when market conditions do not allow us to pass along increased corn costs to our customers. The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

        We have firm-price purchase commitments with some of our corn suppliers under which we agree to buy corn at a price set in advance of the actual delivery of that corn to us. Under these arrangements, we assume the risk of a price decrease in the market price of corn between the time this price is fixed and the time the corn is delivered.

        We sometimes enter into firm-price purchase commitments with some of our natural gas suppliers under which we agree to buy natural gas at a price set in advance of the actual delivery of that natural gas to us. Under these arrangements, we assume the risk of a price decrease in the market price of natural gas between the time this price is fixed and the time the natural gas is delivered. At December 31, 2009 and June 30, 2010, we did not have any commitments to purchase natural gas in

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(17) Derivative Instruments and Hedging (Continued)

advance at prices other than at market. We account for these transactions as normal purchases under ASC 815, and accordingly, do not mark these transactions to market.

        We are also subject to market risk with respect to ethanol pricing. Our ethanol sales are priced using contracts that can either be fixed; based upon the price of wholesale gasoline plus or minus a fixed amount; or based upon a market price at the time of shipment. We sometimes fix the price at which we sell ethanol using fixed price physical delivery contracts. We have elected to account for these transactions as normal sales transactions under ASC 815, and accordingly, have not marked these transactions to market.

        Derivative instruments not designated as hedging instruments under ASC 815 at June 30, 2010 and December 31, 2009 were as follows:

		Fair Value (in thousands)
		June 30, 2010	December 31, 2009
	Balance Sheet Classification
Type		Successor	Predecessor
Corn and ethanol future positions	Other current assets	$707	$—

        The realized and unrealized effect on our condensed consolidated statement of operations for derivatives not designated as hedging instruments under ASC 815 for the three-month periods ended June 30, 2010 and 2009, the four-month period ended June 30, 2010, the two-month period ended February 28, 2010, and six-month period ended June 30, 2009 are as follows:

		Fair Value (in thousands)
		Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Four Months Ended June 30, 2010	Two Months Ended February 28, 2010	Six Months Ended June 30, 2009
	Statement of Operations Classification
Type		Successor	Predecessor	Successor	Predecessor	Predecessor
Corn and ethanol future positions	Gain (loss) on derivative transactions	$263	$30	$439	$—	$1,218

        Any outstanding derivative position requires cash settlement on a daily basis. Without such cash settlement on derivative contracts, cash flows from operations would have been lower.

(18) Income Taxes

        The Company recorded an income tax benefit of $0.9 million for the three months and four months ended June 30, 2010, an income tax benefit of $2.9 million for the three months ended June 30, 2009, an income tax benefit of $0.6 million for the two months ended February 28, 2010, and an income tax benefit of $6.7 million for the six months ended June 30, 2009. The difference between the tax benefit rate accrued and the statutory benefit rate is principally due to the impact of state taxes (net of federal benefit), non-includable reorganization income, non-deductible reorganization expenses, tax deductible goodwill, increases in valuation allowances, and other permanent differences between book and tax.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(18) Income Taxes (Continued)

        The Company records a valuation allowance on its deferred tax assets to reduce the deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considered the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment. Due to the Company's history of losses, allowances have been established for all deferred benefits except for deferred benefits available to offset certain deferred tax liabilities that will reverse over time.

        The Company expects to recognize taxable income of approximately $52 million for cancellation of debt resulting from the Plan related to the Company's bankruptcy reorganization that will reduce available current year tax losses, capital loss carryforwards, and the tax basis in other assets.

        Further, the consummation of the Plan generated an "ownership change" as defined in Section 382 of the Internal Revenue Code, which limits the Company's ability to utilize certain carryover tax attributes. The Company's net unrealized built in losses may be limited by Section 382 which could potentially result in the significant acceleration of tax payments. The Company's state net operating loss carryforwards are also subject to similar, but varying, restrictions on their future use.

        As of June 30, 2010, we had $0.1 million of uncertain tax benefits. All of our unrecognized tax benefits, if recognized in future periods, would impact the Company's effective tax rate. At June 30, 2010, our liability for unrecognized tax benefits is included in other long-term liabilities on the condensed consolidated balance sheet.

        Currently, no federal income tax returns are open for examination. We file in numerous states and one foreign jurisdiction with varying statutes of limitations open from 2005 to 2008.

(19) Earnings (Loss) Per Share

        Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share are calculated using the treasury stock method in accordance with ASC 260, and includes the effect of all dilutive securities, including non-qualified stock options and restricted stock units awards ("RSU's"). In accordance with ASC 260, shares issuable upon the satisfaction of certain conditions pursuant to a contingent stock agreement, such as those contemplated by the Plan, are considered outstanding common shares and included in the computation of basic earnings per share. Accordingly, 1.9 million shares contemplated by the Plan to be distributed to holders of allowed general, unsecured claims are included in the calculation of basic earnings per share for the three and four months ended June 30, 2010.

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(19) Earnings (Loss) Per Share (Continued)

        The following table sets forth the computation of basic and diluted earnings (loss) per share:

(In thousands, except per share data)	Successor Three Months Ended June 30, 2010	Predecessor Three Months Ended June 30, 2009	Successor Four Months Ended June 30, 2010	Predecessor Two Months Ended February 28, 2010	Predecessor Six Months Ended June 30, 2009
Net income (loss)	$(9,259)	$(48,935)	$(16,359)	$(266,293)	$(73,502)
Less net earnings (loss) allocated to participating securities	(179)	—	(278)	—	—

Net earnings (loss) attributable to common shareholders	$(9,080)	$(48,935)	$(16,081)	$(266,293)	$(73,502)

Weighted average shares and share equivalents outstanding:
Basic shares	8,585	42,966	8,581	43,401	42,968
Dilutive non-qualified stock options and RSUs	—	—	—	—	—
Diluted weighted average shares and share equivalents	8,585	42,966	8,581	43,401	42,968
Income (loss) per common share—basic	$(1.06)	$(1.14)	$(1.87)	$(6.14)	$(1.71)
Income (loss) per common share—Diluted	$(1.06)	$(1.14)	$(1.87)	$(6.14)	$(1.71)

        We had additional potentially dilutive securities outstanding representing options of 180 thousand common shares at June 30, 2010 (Successor) and 3.3 million common shares at June 30, 2009 (Predecessor) that were not included in the computation of potentially dilutive securities because the options exercise prices were greater than the average market price of the common shares or because the options were anti-dilutive, and were excluded from the calculation of diluted earnings per share in accordance with ASC 260.

(20) Comprehensive Income (Loss)

        The following table summarizes comprehensive income (loss):

(In thousands)	Successor Three Months Ended June 30, 2010	Predecessor Three Months Ended June 30, 2009	Successor Four Months Ended June 30, 2010	Predecessor Two Months Ended February 28, 2010	Predecessor Six Months Ended June 30, 2009
Net income (loss) attributable to controlling interest	$(9,259)	$(48,935)	$(16,359)	$(266,293)	$(73,502)
Unrealized gain (loss) on available for sale securities	(1,482)	1,274	(2,467)	765	1,724
Unrecognized pension and post retirement liabilities, net of tax	—	56	—	(3)	56

Comprehensive income (loss)	$(10,741)	$(47,605)	$(18,826)	$(265,531)	$(71,722)

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(21) Industry Segment

        The Company operates in one reportable business segment, the manufacture and marketing of fuel-grade ethanol.

(22) Litigation

        On November 6, 2008, the Company commenced an action against JP Morgan Securities, Inc. and JP Morgan Chase Bank, N.A. (hereinafter collectively referred to as "JP Morgan") in the Tenth Judicial Circuit in Tazewell County, Illinois. The Company's complaint relates to losses incurred of approximately $31.6 million as a result of investments in Student Loan Auction Rate Securities purchased through JP Morgan. At this time, we cannot be certain as to the outcome of this litigation.

        We are from time to time involved in various legal proceedings, including legal proceedings relating to the extensive environmental laws and regulations that apply to our facilities and operations. We are not involved in any legal proceedings, other than those described herein, that we believe could have a material adverse effect upon our business, operating results or financial condition.

(23) Potential Asset Acquisition

        On June 10, 2010, the Company sent a preliminary letter of intent to enter into an asset purchase agreement with New CIE Energy Opco, LLC d/b/a/ Riverland Biofuels to acquire all or substantially all of Riverland's assets comprising the ethanol production facility located in Canton, IL. The Canton facility consists of an approximate 30 acre site on which a 37 mgpy nameplate ethanol plant and associated CHP power plant is situated and an associated 259 acre parcel of land.

        Aventine has made a $5 million non-refundable deposit on the letter of intent as of June 30, 2010. The deposit is reflected in other assets on the June 30, 2010 consolidated balance sheet.

(24) Subsequent Events

        The Company evaluated subsequent events through the time of filing this document with the SEC, identifying no subsequent events which have accounting or disclosure impacts, except as follows:

        On August 2, 2010, Brigade Capital Management, LLC and Senator Investment Group LP, (the "Backstop Purchasers") entered into a commitment letter agreement with the Company and its subsidiaries pursuant to which, subject to certain conditions, the Backstop Purchasers have agreed to purchase up to an aggregate principal amount of $50 million of our Notes not purchased by other investors in a private placement offering on or after August 15, 2010 until September 15, 2010, at which time the Backstop Purchasers will have the right to terminate the agreement if the offering has not been consummated on or before such date.

Offer to Exchange
all outstanding
13% Senior Secured Notes Due 2015
($50,000,000 aggregate amount outstanding)
for
13% Senior Secured Notes Due 2015
which have been registered under the Securities Act

Prospectus
                            ,

        You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

By Mail:	By Facsimile:	By Hand:
Wilmington Trust FSB c/o Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attention: Sam Hamed	(302) 636-4139 Attention: Sam Hamed	Wilmington Trust FSB c/o Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attention: Sam Hamed

To Confirm by Telephone:
(302) 636-6181 Attention: Sam Hamed

PART II
Information Not Required in the Prospectus

Item 20.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been one of our directors, officers, employees or agents. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eight of our third amended and restated certificate of incorporation and Article Eight of our amended and restated bylaws provide for indemnification of our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

        We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

        We have entered into indemnification agreements with our directors. The indemnification agreements provide for indemnification and advancement of expenses to our directors under certain circumstances for acts or omissions to the extent permissible under Delaware law.

Item 21.    Exhibits and Financial Statement Schedules

        (a)   The following exhibits are filed as part of this Registration Statement:

Exhibit Number		Description
2.1		Debtor's First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Dated as of January 13, 2009 (incorporated by reference to Exhibit 2.1 of Aventine's Current Report on Form 8-K filed on March 2, 2010).

2.2	*	Asset Purchase Agreement, dated August 6, 2010, between New CIE Energy Opco, LLC and Aventine Renewable Energy Holdings, Inc.

3.1		Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

3.2		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

Exhibit Number		Description
4.1		Indenture, dated as of March 15, 2010, among Aventine Renewable Energy Holdings, Inc., the guarantors named therein and Wilmington Trust FSB, and form of note (incorporated by reference to Exhibit 4.1 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

4.2		Registration Rights Agreement dated as of March 15, 2010, by and among Aventine Renewable Energy Holdings, Inc., Brigade Capital Management, LLC, Whitebox Advisors LLC and Senator Investment Group LP (incorporated by reference to Exhibit 4.2 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

4.3		Registration Rights Agreement dated as of March 15, 2010, by and among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy, Inc., Aventine Renewable Energy—Aurora West, LLC, Nebraska Energy, L.L.C., Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC, Brigade Capital Management, LLC, Whitebox Advisors LLC, and Senator Investment Group LP (incorporated by reference to Exhibit 4.3 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

4.4		Warrant Agreement, dated as of March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (including the form of Warrant Certificate set forth in Exhibit A thereto) (incorporated by reference to Exhibit 4.4 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

4.5	*	Registration Rights Agreement, dated as of August 19, 2010, by and among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy, Inc., Aventine Renewable Energy—Aurora West, LLC, Nebraska Energy, L.L.C., Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC, Brigade Capital Management, LLC and Senator Investment Group LP.

5.1	**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

10.1		Revolving Credit and Security Agreement, dated as of March 15, 2010, among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy—Aurora West, LLC, Aventine Renewable Energy, Inc., Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC and Nebraska Energy, L.L.C., as borrowers, and PNC Bank, National Association, as lender and as agent (incorporated by reference to Exhibit 10.1 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

10.2	*	First Amendment to Revolving Credit and Security Agreement, dated as of August 6, 2010, among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy—Aurora West, LLC, Aventine Renewable Energy, Inc., Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC and Nebraska Energy, L.L.C., as borrowers, and PNC Bank, National Association, as lender and as agent.

10.3		Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

10.4		Aventine Renewable Energy Holdings, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.5		Aventine Renewable Energy Holdings, Inc. Director Compensation Plan (incorporated by reference to Exhibit 10.4 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

Exhibit Number		Description
10.6		Employment Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Thomas Manuel (incorporated by reference to Exhibit 10.5 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.7		Employment Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Benjamin Borgen (incorporated by reference to Exhibit 10.6 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.8		Stock Option Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Thomas Manuel (incorporated by reference to Exhibit 10.7 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.9		Form of Stock Option Agreement, between Aventine Renewable Energy Holdings, Inc. and Benjamin Borgen (incorporated by reference to Exhibit 10.8 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.10		Restricted Stock Award Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Thomas Manuel (incorporated by reference to Exhibit 10.9 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.11		Form of Restricted Stock Award Agreement, between Aventine Renewable Energy Holdings, Inc. and Benjamin Borgen (incorporated by reference to Exhibit 10.10 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.12		Restricted Stock Unit Award Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Thomas Manuel (incorporated by reference to Exhibit 10.11 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.13		Form of Restricted Stock Unit Award Agreement for Directors (incorporated by reference to Exhibit 10.12 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.14	††	Short Form Contract, dated April 23, 2010, between Aventine Renewable Energy—Aurora West, LLC and Fagen, Inc. (incorporated by reference to Exhibit 10.7 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.15	††	Short Form Contract, dated May 4, 2010, between Aventine Renewable Energy—Mt. Vernon, LLC and Fagen, Inc. (incorporated by reference to Exhibit 10.8 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.16	††	Construction Agreement, dated May 14, 2010, between Aventine Renewable Energy—Aurora West, LLC and Fagen, Inc. (incorporated by reference to Exhibit 10.9 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.17	††	Construction Agreement, dated May 17, 2010, between Aventine Renewable Energy—Mt. Vernon, LLC and Fagen, Inc. (incorporated by reference to Exhibit 10.10 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.18		Employment Agreement, dated May 5, 2010, between Aventine Renewable Energy Holdings, Inc. and John Castle (incorporated by reference to Exhibit 10.1 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.19		Form of Stock Option Agreement, between Aventine Renewable Energy Holdings, Inc. and John Castle (incorporated by reference to Exhibit 10.3 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

Exhibit Number		Description
10.20		Form of Restricted Stock Award Agreement, between Aventine Renewable Energy Holdings, Inc. and John Castle (incorporated by reference to Exhibit 10.4 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.21		Letter of Intent, dated June 10, 2010, by and among Aventine Renewable Energy Holdings, Inc., New CIE Energy Opco, LLC, Whitebox Credit Arbitrage Fund, L.P. and Whitebox Credit Arbitrage Fund, Ltd. (incorporated by reference to Exhibit 10.6 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.22	*	Backstop Commitment Agreement, dated August 2, 2010, among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy, Inc., Aventine Renewable Energy—Aurora West, LLC, Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC and Nebraska Energy, L.L.C., Brigade Capital Management, LLC and Senator Investment Group LP.

10.23		Lease Agreement, dated as of October 31, 2006 by and between the Indiana Port Commission and Aventine Renewable Energy—Mt. Vernon, LLC (the "Mt. Vernon Lease Agreement") (incorporated by reference to Exhibit 10.1 to Aventine's Annual Report on Form 10-K filed on March 5, 2007).

10.23.1		First Amendment to Mt. Vernon Lease Agreement, dated as of June 14, 2007 (incorporated by reference to Exhibit 10.1.1 to Aventine's Annual Report on Form 10-K filed on March 5, 2008).

10.23.2		Second Amendment to Mt. Vernon Lease Agreement, dated as of October 18, 2007 (incorporated by reference to Exhibit 10.1.2 to Aventine's Annual Report on Form 10-K filed on March 5, 2008).

10.23.3		Third Amendment to Mt. Vernon Lease Agreement, dated as of January 26, 2008 (incorporated by reference to Exhibit 10.1.3 to Aventine's Annual Report on Form 10-K filed on March 5, 2008).

10.23.4		Fourth Amendment to Mt. Vernon Lease Agreement, dated as of June 19, 2008 (incorporated by reference to Exhibit 10.1.4 to Aventine's Annual Report on Form 10-K filed on March 16, 2009).

10.23.5		Fifth Amendment to Mt. Vernon Lease Agreement, dated as of December 18, 2008 (incorporated by reference to Exhibit 10.1.5 to Aventine's Annual Report on Form 10-K filed on March 16, 2009).

10.23.6		Sixth Amendment to Mt. Vernon Lease Agreement, dated as of February 12, 2009 (incorporated by reference to Exhibit 10.1.6 to Aventine's Annual Report on Form 10-K filed on March 16, 2009).

10.23.7		Seventh Amendment to Mt. Vernon Lease Agreement, dated as of April 23, 2009 (incorporated by reference to Exhibit 10.1 of Aventine's Quarterly Report on Form 10-Q filed on August 10, 2009).

10.23.8	*	Eighth Amendment to Mt. Vernon Lease Agreement, dated as of December 10, 2009.

12.1	*	Statement of Computation of Ratios.

21.1	*	Subsidiaries of the registrant.

23.1	*	Consent of Ernst and Young LLP.

Exhibit Number		Description
23.2		Consent of Akin Gump Strauss Hauer & Feld LLP (included in opinion filed as exhibit 5.1 hereto).

24.1		Power of attorney (set forth on the signature page hereto).

25.1	*	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of U. S. Bank National Association (Form T-1).

99.1	*	Letter of Transmittal.

99.2	*	Notice of Guaranteed Delivery.

99.3	*	Notice to Investors.

99.4	*	Notice to Broker-Dealers.

*
Filed herewith.
**
To be filed by amendment.

††
Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

        (b)   Financial Statement Schedules

        All schedules have been omitted because they are not required, are not applicable, or the information is included in the Financial Statements or Notes thereto.

Item 22.    Undertakings

        Each of the undersigned registrants hereby undertakes:

  1.
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any fact or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  2.
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  4.
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  5.
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  6.
  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  7.
  That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  8.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES—AVENTINE RENEWABLE ENERGY HOLDINGS, INC.

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pekin, State of Illinois, on the 10th day of September, 2010.

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.
By:	/s/ THOMAS L. MANUEL
	Name:	Thomas L. Manuel
	Title:	Chief Executive Officer and Chief Operating Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas L. Manuel, John W. Castle and William J. Brennan his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS L. MANUEL Thomas L. Manuel	Chief Executive Officer, Chief Operating Officer and Director	September 10, 2010
/s/ JOHN W. CASTLE John W. Castle	Chief Financial Officer	September 10, 2010
/s/ WILLIAM J. BRENNAN William J. Brennan	Chief Accounting and Compliance Officer	September 10, 2010
/s/ EUGENE I. DAVIS Eugene I. Davis	Director	September 10, 2010
/s/ TIMOTHY J. BERNLOHR Timothy J. Bernlohr	Director	September 10, 2010

Signature	Title	Date

/s/ KURT M. CELLAR Kurt M. Cellar	Director	September 10, 2010
/s/ DOUGLAS SILVERMAN Douglas Silverman	Director	September 10, 2010
/s/ CARNEY HAWKS Carney Hawks	Director	September 10, 2010

SIGNATURES—AVENTINE RENEWABLE ENERGY, INC.

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pekin, State of Illinois, on the 10th day of September, 2010.

AVENTINE RENEWABLE ENERGY, INC.
By:	/s/ THOMAS L. MANUEL
	Name:	Thomas L. Manuel
	Title:	President

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas L. Manuel, John W. Castle and William J. Brennan his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS L. MANUEL Thomas L. Manuel	President	September 10, 2010
/s/ JOHN W. CASTLE John W. Castle	Vice President of Finance	September 10, 2010
/s/ WILLIAM J. BRENNAN William J. Brennan	Treasurer	September 10, 2010
/s/ EUGENE I. DAVIS Eugene I. Davis	Director	September 10, 2010
/s/ TIMOTHY J. BERNLOHR Timothy J. Bernlohr	Director	September 10, 2010
/s/ KURT M. CELLAR Kurt M. Cellar	Director	September 10, 2010
/s/ DOUGLAS SILVERMAN Douglas Silverman	Director	September 10, 2010
/s/ CARNEY HAWKS Carney Hawks	Director	September 10, 2010

 SIGNATURES—ADDITIONAL REGISTRANT GUARANTORS

        Pursuant to the requirements of the Securities Act of 1933, each Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pekin, State of Illinois, on the 10th day of September, 2010.

EACH ADDITIONAL REGISTRANT GUARANTOR
By:	/s/ THOMAS L. MANUEL
	Name:	Thomas L. Manuel
	Title:	President(1)

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas L. Manuel, John W. Castle and William J. Brennan his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS L. MANUEL Thomas L. Manuel	(1)	September 10, 2010
/s/ JOHN W. CASTLE John W. Castle	(2)	September 10, 2010
/s/ WILLIAM J. BRENNAN William J. Brennan	(3)	September 10, 2010

(1)
Thomas L. Manual has signed this registration statement as President of Aventine Renewable Energy—Aurora West, LLC, Aventine Renewable Energy—Mt Vernon, LLC, Aventine Power, LLC and Nebraska Energy, L.L.C.

(2)
John W. Castle has signed this registration statement as Vice President of Aventine Renewable Energy—Aurora West, LLC, Aventine Renewable Energy—Mt Vernon, LLC and Aventine Power, LLC, and as Vice President of Finance of Nebraska Energy, L.L.C.

(3)
William J. Brennan has signed this registration statement as Treasurer of Aventine Renewable Energy—Aurora West, LLC, Aventine Renewable Energy—Mt Vernon, LLC and Aventine Power, LLC, and as Senior Vice President and Treasurer of Nebraska Energy, L.L.C.

EXHIBIT INDEX

Exhibit Number		Description
2.1		Debtor's First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Dated as of January 13, 2009 (incorporated by reference to Exhibit 2.1 of Aventine's Current Report on Form 8-K filed on March 2, 2010).

2.2	*	Asset Purchase Agreement, dated August 6, 2010, between New CIE Energy Opco, LLC and Aventine Renewable Energy Holdings, Inc.

3.1		Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

3.2		Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

4.1		Indenture, dated as of March 15, 2010, among Aventine Renewable Energy Holdings, Inc., the guarantors named therein and Wilmington Trust FSB, and form of note (incorporated by reference to Exhibit 4.1 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

4.2		Registration Rights Agreement dated as of March 15, 2010, by and among Aventine Renewable Energy Holdings, Inc., Brigade Capital Management, LLC, Whitebox Advisors LLC and Senator Investment Group LP (incorporated by reference to Exhibit 4.2 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

4.3		Registration Rights Agreement dated as of March 15, 2010, by and among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy, Inc., Aventine Renewable Energy—Aurora West, LLC, Nebraska Energy, L.L.C., Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC, Brigade Capital Management, LLC, Whitebox Advisors LLC, and Senator Investment Group LP (incorporated by reference to Exhibit 4.3 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

4.4		Warrant Agreement, dated as of March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (including the form of Warrant Certificate set forth in Exhibit A thereto) (incorporated by reference to Exhibit 4.4 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

4.5	*	Registration Rights Agreement, dated as of August 19, 2010, by and among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy, Inc., Aventine Renewable Energy—Aurora West, LLC, Nebraska Energy, L.L.C., Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC, Brigade Capital Management, LLC and Senator Investment Group LP.

5.1	**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

10.1		Revolving Credit and Security Agreement, dated as of March 15, 2010, among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy—Aurora West, LLC, Aventine Renewable Energy, Inc., Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC and Nebraska Energy, L.L.C., as borrowers, and PNC Bank, National Association, as lender and as agent (incorporated by reference to Exhibit 10.1 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

Exhibit Number		Description
10.2	*	First Amendment to Revolving Credit and Security Agreement, dated as of August 6, 2010, among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy—Aurora West, LLC, Aventine Renewable Energy, Inc., Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC and Nebraska Energy, L.L.C., as borrowers, and PNC Bank, National Association, as lender and as agent.
10.3		Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 of Aventine's Current Report on Form 8-K filed on March 19, 2010).

10.4		Aventine Renewable Energy Holdings, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.5		Aventine Renewable Energy Holdings, Inc. Director Compensation Plan (incorporated by reference to Exhibit 10.4 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.6		Employment Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Thomas Manuel (incorporated by reference to Exhibit 10.5 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.7		Employment Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Benjamin Borgen (incorporated by reference to Exhibit 10.6 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.8		Stock Option Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Thomas Manuel (incorporated by reference to Exhibit 10.7 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.9		Form of Stock Option Agreement, between Aventine Renewable Energy Holdings, Inc. and Benjamin Borgen (incorporated by reference to Exhibit 10.8 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.10		Restricted Stock Award Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Thomas Manuel (incorporated by reference to Exhibit 10.9 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.11		Form of Restricted Stock Award Agreement, between Aventine Renewable Energy Holdings, Inc. and Benjamin Borgen (incorporated by reference to Exhibit 10.10 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.12		Restricted Stock Unit Award Agreement, dated March 15, 2010, between Aventine Renewable Energy Holdings, Inc. and Thomas Manuel (incorporated by reference to Exhibit 10.11 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.13		Form of Restricted Stock Unit Award Agreement for Directors (incorporated by reference to Exhibit 10.12 of Aventine's Quarterly Report on Form 10-Q filed on May 17, 2010).

10.14	††	Short Form Contract, dated April 23, 2010, between Aventine Renewable Energy—Aurora West, LLC and Fagen, Inc. (incorporated by reference to Exhibit 10.7 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.15	††	Short Form Contract, dated May 4, 2010, between Aventine Renewable Energy—Mt. Vernon, LLC and Fagen, Inc. (incorporated by reference to Exhibit 10.8 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

Exhibit Number		Description
10.16	††	Construction Agreement, dated May 14, 2010, between Aventine Renewable Energy—Aurora West, LLC and Fagen, Inc. (incorporated by reference to Exhibit 10.9 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.17	††	Construction Agreement, dated May 17, 2010, between Aventine Renewable Energy—Mt. Vernon, LLC and Fagen, Inc. (incorporated by reference to Exhibit 10.10 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.18		Employment Agreement, dated May 5, 2010, between Aventine Renewable Energy Holdings, Inc. and John Castle (incorporated by reference to Exhibit 10.1 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.19		Form of Stock Option Agreement, between Aventine Renewable Energy Holdings, Inc. and John Castle (incorporated by reference to Exhibit 10.3 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.20		Form of Restricted Stock Award Agreement, between Aventine Renewable Energy Holdings, Inc. and John Castle (incorporated by reference to Exhibit 10.4 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.21		Letter of Intent, dated June 10, 2010, by and among Aventine Renewable Energy Holdings, Inc., New CIE Energy Opco, LLC, Whitebox Credit Arbitrage Fund, L.P. and Whitebox Credit Arbitrage Fund, Ltd. (incorporated by reference to Exhibit 10.6 of Aventine's Quarterly Report on Form 10-Q filed on August 5, 2010).

10.22	*	Backstop Commitment Agreement, dated August 2, 2010, among Aventine Renewable Energy Holdings, Inc., Aventine Renewable Energy, Inc., Aventine Renewable Energy—Aurora West, LLC, Aventine Renewable Energy—Mt. Vernon, LLC, Aventine Power, LLC and Nebraska Energy, L.L.C., Brigade Capital Management, LLC and Senator Investment Group LP.

10.23		Lease Agreement, dated as of October 31, 2006 by and between the Indiana Port Commission and Aventine Renewable Energy—Mt. Vernon, LLC (the "Mt. Vernon Lease Agreement") (incorporated by reference to Exhibit 10.1 to Aventine's Annual Report on Form 10-K filed on March 5, 2007).

10.23.1		First Amendment to Mt. Vernon Lease Agreement, dated as of June 14, 2007 (incorporated by reference to Exhibit 10.1.1 to Aventine's Annual Report on Form 10-K filed on March 5, 2008).

10.23.2		Second Amendment to Mt. Vernon Lease Agreement, dated as of October 18, 2007 (incorporated by reference to Exhibit 10.1.2 to Aventine's Annual Report on Form 10-K filed on March 5, 2008).

10.23.3		Third Amendment to Mt. Vernon Lease Agreement, dated as of January 26, 2008 (incorporated by reference to Exhibit 10.1.3 to Aventine's Annual Report on Form 10-K filed on March 5, 2008).

10.23.4		Fourth Amendment to Mt. Vernon Lease Agreement, dated as of June 19, 2008 (incorporated by reference to Exhibit 10.1.4 to Aventine's Annual Report on Form 10-K filed on March 16, 2009).

10.23.5		Fifth Amendment to Mt. Vernon Lease Agreement, dated as of December 18, 2008 (incorporated by reference to Exhibit 10.1.5 to Aventine's Annual Report on Form 10-K filed on March 16, 2009).

Exhibit Number		Description
10.23.6		Sixth Amendment to Mt. Vernon Lease Agreement, dated as of February 12, 2009 (incorporated by reference to Exhibit 10.1.6 to Aventine's Annual Report on Form 10-K filed on March 16, 2009).

10.23.7		Seventh Amendment to Mt. Vernon Lease Agreement, dated as of April 23, 2009 (incorporated by reference to Exhibit 10.1 of Aventine's Quarterly Report on Form 10-Q filed on August 10, 2009).

10.23.8	*	Eighth Amendment to Mt. Vernon Lease Agreement, dated as of December 10, 2009.

12.1	*	Statement of Computation of Ratios.

21.1	*	Subsidiaries of the registrant.

23.1	*	Consent of Ernst and Young LLP.

23.2		Consent of Akin Gump Strauss Hauer & Feld LLP (included in opinion filed as exhibit 5.1 hereto).

24.1		Power of attorney (set forth on the signature page hereto).

25.1	*	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of U. S. Bank National Association (Form T-1).

99.1	*	Letter of Transmittal.

99.2	*	Notice of Guaranteed Delivery.

99.3	*	Notice to Investors.

99.4	*	Notice to Broker-Dealers.

*
Filed herewith.
**
To be filed by amendment.

††
Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.